As filed with the Securities and Exchange Commission on August 1, 2005

Registration No. 333-120953

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PriceSmart, Inc.

(Exact name of registrant as specified in its charter)

Delaware	33-0628530
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9740 Scranton Road

San Diego, California 92121-1745

(858) 404-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

Robert M. Gans, Esq. Executive Vice President, General Counsel and Secretary PriceSmart, Inc. 9740 Scranton Road San Diego, California 92121-1745 (858) 404-8800	Robert E. Burwell, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, California 92130 (858) 523-5400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

PriceSmart hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until PriceSmart shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(3)

Registration No. 333-120953

PROSPECTUS (SUBJECT TO COMPLETION) DATED AUGUST 1, 2005

PRICESMART, INC.

1,158,813 Shares of Common Stock

This prospectus relates to up to 1,158,813 shares of our common stock, which may be offered for sale by the selling stockholders named in this prospectus. The shares of common stock being offered were previously issued to the selling stockholders or are issuable upon exercise of a warrant previously issued to one of the selling stockholders. The shares of common stock to which this prospectus relates may be sold from time to time by the selling stockholders directly or through one or more broker-dealers, in one or more transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at prices related to the prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders. We will bear all expenses of the offering of common stock, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and transfer taxes, as well as all fees and disbursements of their counsel and experts.

Our common stock is listed under the symbol “PSMT” on the Nasdaq National Market. On July 28, 2005, the last sales price of our common stock was $8.10.

This investment involves risks. See “ Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2005

Whenever we refer to “PriceSmart,” “we,” “our,” or “us” in this prospectus, we mean PriceSmart, Inc. and its subsidiaries, unless the context suggests otherwise.

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SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. To fully understand our company and this offering, you should read carefully this entire document.

Our business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. As of May 31, 2005, we had 26 consolidated warehouse clubs in operation in 12 countries and one U.S. territory (four each in Panama and the Philippines, three in Costa Rica, two each in the Dominican Republic, Guatemala, El Salvador, Honduras and Trinidad and one each in Aruba, Barbados, Jamaica, Nicaragua and the United States Virgin Islands), of which we own at least a majority interest.

Our headquarters are located at 9740 Scranton Road, San Diego, California 92121-1745. Our telephone number is (858) 404-8800. Our website address is www.pricesmart.com. Information contained on our website is not incorporated into, and does not constitute any part of, this prospectus.

RISK FACTORS

Investment in our securities involves a high degree of risk, including the risks described below. You should carefully consider the following risks factors, together with all of the other information presented in this prospectus and the documents we have incorporated by reference in deciding whether to invest in our common stock. Each of the risks described in this prospectus and the documents we incorporate by reference could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

Factors That May Affect Future Performance

We had a substantial net loss in fiscal 2004, a net loss in the first nine months of 2005, and may continue to incur losses in future periods.

We incurred net losses attributable to common stockholders of approximately $32.1 million in fiscal 2003, including asset impairment and closing cost charges, of approximately $11.7 million, approximately $33.3 million in fiscal 2004, including $9.8 million of asset impairment and closing charges and approximately $18.9 million in the first nine months of fiscal 2005, including asset impairment and closing charges of $8.8 million. We are seeking ways to improve sales, margins, expense controls and inventory management in an effort to return to profitability. We are also seeking to reduce our carrying costs by seeking alternative uses for, disposing of, or leasing buildings and fixtures from our closed warehouse clubs. However, if these efforts fail to adequately reduce costs, or if our sales are less than we project, we may continue to incur losses in future periods.

If we fail to comply with the covenants governing our indebtedness, the lenders may elect to accelerate our indebtedness and foreclose on the collateral pledged to secure the indebtedness.

Under the terms of debt agreements to which we and/or one or more of our wholly owned or majority owned subsidiaries are parties, we must comply with specified financial maintenance covenants, which include among others, current ratio, debt service, interest coverage and leverage ratios. As of May 31, 2005, we were in compliance with all of these covenants, except for the debt to equity ratio for a $7.0 million note (with an outstanding balance of $3.3 million at May 31, 2005), for which we have requested and received a written waiver of our noncompliance through the quarter ending August 31, 2005. We also have $22.9 million of indebtedness outstanding that, upon a default by us under other indebtedness, allows the lender to accelerate the indebtedness and prohibits us from incurring additional indebtedness.

If we fail to comply with the covenants governing our indebtedness, our lenders may elect to accelerate our indebtedness and foreclose on the collateral pledged to secure the indebtedness. In addition, if we fail to comply with the covenants governing our indebtedness, we may need additional financing in order to service or extinguish the indebtedness. Some of our vendors also extend trade credit to us and allow payment for products following delivery. If these vendors extend less credit to us or require pre-payment for products, our cash requirements and financing needs may increase further. We may not be able to obtain financing or refinancing on terms that are acceptable to us, or at all.

Our financial performance is dependent on international operations, which exposes us to various risks.

Our international operations account for nearly all of our total sales. Our financial performance is subject to risks inherent in operating and expanding our international membership business, which include:

•	changes in and interpretation of tariff and tax laws and regulations, as well as inconsistent enforcement of laws and regulations,

•	the imposition of foreign and domestic governmental controls,

•	trade restrictions,

•	greater difficulty and costs associated with international sales and the administration of an international merchandising business,

•	thefts and other crimes,

•	limitations on U.S. company ownership in foreign countries,

•	product registration, permitting and regulatory compliance,

•	volatility in foreign currency exchange rates,

•	the financial and other capabilities of our joint venturers and licensees, and

•	general political as well as economic and business conditions.

Any failure by us to manage our widely dispersed operations could adversely affect our business.

We began an aggressive growth strategy in April 1999, opening 20 new warehouse clubs over a two and a half year period. As of May 31, 2005, we had in operation 26 consolidated warehouse clubs in 12 countries and one U.S. territory (four each in Panama and the Philippines; three in Costa Rica; two each in the Dominican Republic, Guatemala, El Salvador, Honduras and Trinidad; and one each in Aruba, Barbados, Jamaica, Nicaragua and the United States Virgin Islands). We opened one new warehouse club in Aseana City, Metropolitan Manila, Philippines in early June 2004.

The success of our business will depend to a significant degree on our ability to (i) efficiently operate warehouse clubs on a profitable basis and (ii) maintain positive comparable warehouse club sales growth in the applicable markets. In addition, we will need to continually evaluate the adequacy of our existing personnel, systems and procedures, including warehouse management and financial and inventory control. Moreover, we will be required to continually analyze the sufficiency of our inventory distribution channels and systems and may require additional facilities in order to support our operations. We may not adequately anticipate all the changing demands that will be imposed on these systems. An inability or failure to retain effective warehouse personnel or to update our internal systems or procedures as required could have a material adverse effect on our business, financial condition and results of operations.

Although we have taken and continue to take steps to improve significantly our internal controls, there may be material weaknesses or significant deficiencies that we have not yet identified.

Subsequent to the completion of our audit of, and the issuance of an unqualified report on our financial statements for the year ended August 31, 2003, Ernst & Young LLP issued us a management letter identifying deficiencies that existed in the design or operation of our internal controls that it considered to be material weaknesses in the effectiveness of our internal controls pursuant to standards established by the American Institute of Certified Public Accountants. The deficiencies reported by Ernst & Young LLP indicated that our internal controls relating to revenue recognition did not function properly to prevent the recordation of net warehouse sales that failed to satisfy the requirements of Securities and Exchange Commission, or SEC, Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” and our internal controls failed to identify that the Philippines and Guam subsidiaries failed to perform internal control functions to reconcile their accounting records to supporting detail on a timely basis. These material control weaknesses were identified during fiscal 2003 by us and brought to the attention of Ernst & Young LLP and the Audit Committee of our Board of Directors.

We have taken steps to strengthen control processes in order to identify and rectify past accounting errors and to prevent the situations that resulted in the need to restate prior period financial statements from recurring. These measures may not completely eliminate the material weaknesses in our internal controls identified by us and by Ernst & Young LLP, and we may have additional material weaknesses or significant deficiencies in our internal controls that neither Ernst & Young LLP nor our management has yet identified. We identified control weaknesses in the accounts payable account reconciliation process for our Philippines subsidiary in connection with an internal audit conducted as part of our ongoing project to achieve compliance with Section 404 of the Sarbanes-Oxley Act. Although management’s initial assessment is that these control weaknesses do not rise to the level of a material weakness, these or other deficiencies in our internal controls could adversely affect our ability to prevent or detect a material misstatement of our annual or interim consolidated financial statements. Further, despite our efforts to improve our internal control structure, we may not be entirely successful in remedying internal control deficiencies that were previously identified. Any failure to timely remediate control gaps discovered in the implementation of Section 404 of the Sarbanes-Oxley Act of 2002 or otherwise could harm our operating results and cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

We are currently defending litigation relating to our financial restatement.

Following the announcement of the restatement of our financial results for fiscal year 2002 and the first three quarters of fiscal 2003 in November 2003, we received notice of six class action lawsuits filed in the United States District Court, Southern District of California against us and certain of our former directors and officers purportedly brought on behalf of certain current and former holders of our common stock, and a seventh class action lawsuit filed against us and certain of our former directors and officers purportedly on behalf of certain holders of our Series A Preferred Stock and a class of common stock purchasers. These suits generally allege that we issued false and misleading statements during fiscal years 2002 and 2003 in violation of federal securities laws. All of the federal securities actions were consolidated by an order dated September 9, 2004, which also appointed a lead plaintiff on behalf of the proposed class of common stock purchasers.

On September 3, 2004, we entered into a Stipulation of Settlement with respect to the action brought on behalf of a proposed sub-class of plaintiffs comprised of unaffiliated purchasers of our Series A Preferred Stock. On November 8, 2004 the settlement was approved and judgment entered. Pursuant to the settlement, this action has been dismissed and the Court has entered an order releasing claims that were or could have been brought by the sub-class, arising out of or relating to the purchase or ownership of our Series A Preferred Stock. Defendants and the parties to the remaining class action lawsuits entered into a stipulation of settlement dated as of May 12, 2005 which sets forth the terms of a settlement of all claims, subject to final court approval. On May 27, 2005, Judge Houston issued an Order preliminarily approving the settlement and setting August 18, 2005 as the date for a court hearing as to whether the settlement shall be approved. Under the proposed settlement, in exchange for a full release of all claims, plaintiffs would receive $2,350,000 (of which our directors and officers insurance carrier would pay 80% and we would pay 20%, as we and the carrier have agreed that effective as of March 1, 2005 we satisfied the $1,000,000 retention on our insurance policy). The settlement is subject to court approval and there can be no assurance that the settlement will receive such approval. If the settlement is not approved and we are ultimately adjudged to have violated federal securities laws, we may incur substantial losses as a result of an award of damages to plaintiffs, which could impair our liquidity and have a material adverse effect on our business, results of operations and financial condition.

The SEC issued a formal order of private investigation on January 8, 2004 to investigate the circumstances surrounding our restatement. The SEC has issued subpoenas to us for the production of documents and has taken testimony, pursuant to subpoena, from several of our present and former employees.

While we have directors and officers liability insurance (subject to a $1.0 million retention and a 20% co-pay provision), we have been informed that our insurance carriers are reserving all of their rights and defenses under the policy (including the right to deny coverage) and it is otherwise uncertain whether the insurance will be sufficient to cover all damages that we may be required to pay. Moreover, the mere presence of these lawsuits may materially harm our business and reputation. We have and may continue to incur substantial legal and other professional service costs in connection with the stockholder lawsuits and responding to the inquiries of the SEC. The amount of any future costs in this respect cannot be determined at this time.

We face significant competition.

Our international merchandising businesses compete with exporters, wholesalers, other membership merchandisers, local retailers and trading companies in various international markets. Some of our competitors may have greater resources, buying power and name recognition. There can be no assurance that additional competitors will not decide to enter the markets in which we operate or that our existing competitors will not compete more effectively against us. We may be required to implement price reductions in order to remain competitive should any of our competitors reduce prices in any of our markets. Moreover, our ability to operate profitably in new markets, particularly small markets, may be adversely affected by the existence or entry of competing warehouse clubs or discount retailers.

We face difficulties in the shipment of and inherent risks in the importation of merchandise to our warehouse clubs.

Our warehouse clubs import approximately 45% of the merchandise that they sell, which originate from varying countries and are transported over great distances, typically over water, which results in:

•	substantial lead times needed between the procurement and delivery of product, thus complicating merchandising and inventory control methods, as well as expense controls,

•	the possible loss of product due to theft or potential damage to, or destruction of, ships or containers delivering goods,

•	product markdowns as a result of it being cost prohibitive to return merchandise upon importation,

•	product registration, tariffs, customs and shipping regulation issues in the locations we ship to and from, and

•	substantial ocean freight and duty costs.

Moreover, each country in which we operate have different governmental rules and regulations regarding the importation of foreign products. Changes to the rules and regulations governing the importation of merchandise may result in additional delays or barriers in our deliveries of products to our warehouse clubs or product we select to import. For example, several of the countries in which our warehouse clubs are located have imposed restrictions on the importation of some U.S. beef products because of concerns about Bovine Spongiform Encephalopathy (BSE), commonly referred to as “mad cow disease.” As a result of these restrictions, the sales of U.S. beef products may be impaired for the duration of these restrictions and may continue following the lifting of these restrictions because of perceptions about the safety of U.S. beef among people living in these countries. In addition, only a limited number of transportation companies service our regions. The inability or failure of one or more key transportation companies to provide transportation services to us, any collusion among the transportation companies regarding shipping prices or terms, changes in the regulations that govern shipping tariffs or the importation of products, or any other disruption in our ability to transport our merchandise could have a material adverse effect on our business, financial condition and results of operations.

The success of our business requires effective assistance from local business people. As a result, existing disputes with minority interest shareholders or other disputes with local business people upon whom we depend could adversely affect our business.

Several of the risks associated with our international merchandising business may be within the control (in whole or in part) of local business people with whom we have established formal and informal strategic relationships or may be affected by the acts or omissions of these local business people. In some cases, these local business people previously held minority interests in joint venture arrangements and now hold shares of our common stock. No assurances can be provided that these local business people will effectively help us in their respective markets. The failure of these local business people to assist us in their local markets could harm our business, financial condition and results of operations.

Our two minority shareholders in the Philippines (which together comprise a 48% ownership interest in our Philippine operations (PSMT Philippines, Inc.)) have taken the position that an “impasse” of the Board of Directors of PSMT Philippines, Inc. has been reached. These minority shareholders have therefore sought to invoke the “buy-sell” provisions of the parties’ Shareholders’ Agreement (pursuant to which one shareholder may offer to purchase the interest of the other shareholders (at an appraised value) at which point the offeree shareholder may make a counter offer and the process continues until an offer is accepted). We contend, among other things, that pursuant to the terms of the Shareholders’ Agreement no “impasse” has been reached (and hence the buy-sell provisions do not become applicable). Further, on December 23, 2004, we filed in the San Diego Superior Court a complaint against William Go (a principal of one of the minority shareholders) and two companies affiliated with William Go, who we collectively refer to as the Defendants, seeking to recover principal and interest due and owing to us of at least $781,000, as well as an accounting with regard to sums paid by us to Defendants, and related relief. Defendants filed a motion requesting the Superior Court to stay this litigation and compel binding arbitration, which was denied by the Superior Court on April 5, 2005. On April 15 Defendants appealed that decision. Additionally, on December 29, 2004, William Go and the E-Class Corporation (which owns 38% of PSMT Philippines, Inc.) filed with the trial court in Pasig City, Manila, a complaint against those directors of PSMT Philippines, Inc. who are our appointees. The complaint filed by Go and E-Class contends that we inappropriately transferred funds of PSMT Philippines, Inc. to us or otherwise inappropriately charged expenses to PSMT Philippines, Inc. The Go/E-Class complaint seeks an accounting and damages, as well as a temporary restraining order and/or preliminary injunction, and the appointment of a receiver/management committee. On January 4, 2005 and on January 17, 2005, the court denied requests by Go and E-Class for a temporary restraining order. On June 14, 2005, the trial court likewise denied the Go/E-Class application for preliminary injunction. In addition, Go has filed a complaint/affidavit seeking the initiation of criminal proceedings against those directors of PSMT Philippines, Inc. who are our appointees, and Go has filed an additional complaint/affidavit seeking the initiation of additional criminal proceedings against one such director who was also the senior manager of the warehouse clubs in Manila. The applicable prosecutor’s offices have commenced investigatory proceedings to determine whether or not criminal charges should be pursued. We intend to vigorously defend these actions through defendants and believe that the claims are without merit.

Also, we have agreements with Banco Promerica and our affiliates, who we collectively refer to as Promerica, by which we and Promerica have issued co-branded credit cards, used primarily in our Latin American segment, that reduce the costs to us of credit card processing fees associated with the use of these cards in our warehouse clubs. Edgar Zurcher, who is one of our directors, is also Chairman of the Board of Banca Promerica (Costa Rica) and is also a director of Banco Promerica (El Salvador). If, for any reason, we were unable to continue to offer the co-branded credit card and if we were unable to promptly enter into a similar program with another credit card service provider, the result would be an increase in our costs and potentially a negative effect on sales.

We are exposed to weather and other risks associated with international operations.

Our operations are subject to the volatile weather conditions and natural disasters such as earthquakes, typhoons and hurricanes, which are encountered in the regions in which our warehouse clubs are located and which could result in significant damage to, or destruction of, or temporary closure of our warehouse clubs. For example, during September 2004, while no damage was sustained from the multiple hurricanes in the Caribbean, a total of eight days of sales were lost due to selected warehouse club closures resulting from heavy rains, local flooding and government advisories to stay off the roads. Losses from business interruption may not be adequately compensated by insurance and could have a material adverse effect on our business, financial condition and results of operations.

Declines in the economies of the countries in which we operate our warehouse clubs would harm our business.

The success of our operations depends to a significant extent on a number of factors that affect discretionary consumer spending, including employment rates, business conditions, consumer spending patterns and customer preferences and other economic factors in each of our foreign markets. Adverse changes in these factors, and the resulting adverse impact on discretionary consumer spending, would affect our growth, sales and profitability. In addition, a significant decline in these economies may lead to increased governmental ownership or regulation of the economy, higher interest rates, increased barriers to entry such as higher tariffs and taxes, and reduced demand for goods manufactured in the United States. Any general instability in the national or regional economies of the foreign countries, in which we currently operate, could have a material adverse effect on our business, financial condition and results of operations.

A few of our stockholders have control over our voting stock, which will make it difficult to complete some corporate transactions without their support and may prevent a change in control.

As of June 30, 2005, Robert E. Price, who is our Chairman of the Board and Interim Chief Executive Officer, and Sol Price, one of our significant stockholders and father of Robert E. Price, together with their affiliates, comprise a group that may be deemed to beneficially own 54.8% of our common stock. Because the group may be deemed to beneficially own, in the aggregate, more than 50.0% of our common stock, we are a “controlled company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5). As a result of their beneficial ownership, these stockholders have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election of directors. In addition, this ownership could discourage the acquisition of our common stock by potential investors and could have an anti-takeover effect, possibly depressing the trading price of our common stock.

The loss of key personnel could harm our business.

We depend to a large extent on the performance of our senior management team and other key employees, such as U.S. ex-patriots in certain locations where we operate, for strategic business direction. The loss of the services of any members of our senior management or other key employees could have a material adverse effect on our business, financial condition and results of operations.

We are subject to volatility in foreign currency exchange.

We, primarily through majority or wholly owned subsidiaries, conduct operations primarily in Latin America, the Caribbean and Asia, and as such are subject to both economic and political instabilities that cause volatility in foreign currency exchange rates or weak economic conditions. As of May 31, 2005, we had a total of 26 consolidated warehouse clubs operating in 12 foreign countries and one U.S. territory, 19 of which operate under currencies other than the U.S. dollar. For the third quarter of fiscal 2005, approximately 79% of our net warehouse sales were in foreign currencies. We may enter into additional foreign countries in the future or open additional locations in existing countries, which may increase the percentage of net warehouse sales denominated in foreign currencies.

Foreign currencies in most of the countries where we operate have historically devalued against the U.S. dollar and are expected to continue to devalue. For example, the Dominican Republic experienced a net currency devaluation of 81% between the end of fiscal 2002 and the end of fiscal 2003 and 13% (significantly higher at certain points of the year) between the end of fiscal 2003 and the end of fiscal 2004. Foreign exchange transaction losses, including repatriation of funds, which are included as part of the costs of goods sold in the consolidated statement of operations, for fiscal 2004, 2003 and 2002 were approximately $579,000, $605,000 and $1.2 million, respectively.

We face the risk of exposure to product liability claims, a product recall and adverse publicity.

We market and distribute products, including meat, dairy and other food products, from third-party suppliers, which exposes us to the risk of product liability claims, a product recall and adverse publicity. For example, we may inadvertently redistribute food products that are contaminated, which may result in illness, injury or death if the contaminants are not eliminated by processing at the foodservice or consumer level. Although we intend to seek contractual indemnification and insurance coverage from many of our suppliers, we currently do not have such arrangements with most of our suppliers. However, if we do not have adequate insurance or contractual indemnification available, product liability claims relating to products that are contaminated or otherwise harmful could have a material adverse effect on our ability to successfully market our products and on our business, financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding a product recall or any assertion that our products caused illness or injury could have a material adverse effect on our reputation with existing and potential customers and on our business, financial condition and results of operations.

Potential future impairments under SFAS 144 could adversely affect our future results of operations and financial position.

In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we assesses our long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be measured and recognized if the sum of the expected future discounted cash flows is less than the carrying amount of the asset. If the carrying amount of the asset were determined to be impaired, an impairment loss to write-down the carrying value of the asset to fair value by using quoted market prices, when available, would be required. When a quoted market price is not available, an estimated fair value would be determined through other valuation techniques. We have used projected cash flows discounted to reflect the expected commercial, competitive and other factors related to our long-lived assets and comparisons to similar asset sales and valuations by others, to estimate the fair value of our intangible assets. These future tests may result in a determination that these assets have been impaired. If at any time we determine that an impairment has occurred, we will be required to reflect the impaired value as a charge, resulting in a reduction in earnings in the quarter such impairment is identified and a corresponding reduction in our net asset value. A material reduction in earnings resulting from such a charge could cause us to fail to be profitable in the period in which the charge is taken or otherwise to fail to meet the expectations of investors and securities analysts, which could cause the price of our stock to decline. For example, we were required to take an impairment charge pursuant to SFAS 144 of $7.1 million related to the write-down of our interest in our U.S. Virgin Islands subsidiary in the third quarter of fiscal 2005, $3.1 million related to the write down of our interest in our Mexico joint venture in the fourth quarter of fiscal 2004 and a charge of $4.5 million related to the write down of our interest in our Guam and U.S. Virgin Islands subsidiaries in the fourth quarter of fiscal 2003.

The adoption of the Financial Accounting Standards Board Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” could adversely affect our future results of operations and financial position.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” which was adopted by us, effective September 1, 2001. Under the rules, goodwill and intangible assets deemed to have indefinite lives are not amortized but instead are subject to annual impairment tests in accordance with the Statement. As of May 31, 2005, we had goodwill of approximately $29.7 million, net of accumulated amortization originating prior to the adoption of SFAS 142. We performed our impairment test on goodwill as of August 31, 2004 and August 31, 2003, and no impairment losses were recorded. In the future, we will test for impairment at least annually. Such tests may result in a determination that these assets have been impaired. If at any time we determine that an impairment has occurred, we will be required to reflect the impaired value as a part of operating income, resulting in a reduction in earnings in the period such impairment is identified and a corresponding reduction in our net asset value. A material reduction in earnings resulting from such a charge could cause us to fail to be profitable or increase the amount of our net loss in the period in which the charge is taken or otherwise to fail to meet the expectations of investors and securities analysts, which could cause the price of our stock to decline.

We face increased costs and compliance risks associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Like many smaller public companies, we face a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of public companies to evaluate, and the independent auditors to attest to the effectiveness of internal control over financial reporting and the evaluation performed by management. The SEC has adopted rules implementing Section 404 for public companies as well as disclosure requirements. The Public Company Accounting Oversight Board, or PCAOB, has adopted documentation and attestation standards that the independent auditors must follow in conducting our attestation under Section 404. We are currently preparing for, and incurring significant expenses related to compliance with Section 404. We incurred expenses of approximately $1.4 million for the first nine months of fiscal 2005 associated with such preparation. We have determined that, as a result of the announcement made by the SEC on March 2, 2005, we will have an additional year, until fiscal 2006, to comply with Section 404 of the Sarbanes-Oxley Act. However, we and our advisors may not have adequately projected the cost or duration of implementation or planned sufficient personnel for the project, and more costs and time could be incurred than currently anticipated. Moreover, there can be no assurance that we will be able to effectively meet all of the requirements of Section 404 as currently known to us in the currently mandated timeframe. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations, result in management’s being required to give a qualified assessment of our internal controls over financial reporting or our independent auditors’ providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

FORWARD-LOOKING STATEMENTS

Any statements in this prospectus, including the documents that we incorporate by reference herein, about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by the use of words or phrases such as “believe,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and “would.” Forward-looking statements are not guarantees of performance. They involve known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to differ materially from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to those set forth under the heading “Risk Factors.”

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. Before deciding to purchase our common stock, you should carefully consider the information in this prospectus.

USE OF PROCEEDS

We are registering the shares of our common stock offered by this prospectus for the account of the selling stockholders identified in the section of this prospectus entitled “Principal and Selling Stockholders.” All of the net proceeds from the sale of our common stock by this prospectus will go to the selling stockholders. We will not receive any part of the proceeds from the sale of these securities.

DIVIDEND POLICY

We have never paid a cash dividend on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Further, our senior indebtedness with the International Finance Corporation prohibits us from paying dividends except out of retained earnings and only then if we are otherwise in compliance with additional covenants. We do not currently have retained earnings.

MARKET PRICE OF COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock has been quoted and traded on the Nasdaq National Market under the symbol “PSMT” since September 2, 1997. As of November 12, 2004, there were approximately 3,500 holders of the common stock.

	Dates		Stock Price
	From	To	High	Low
2003 CALENDAR QUARTERS
First Quarter	9/1/02	11/30/02	$27.649	$16.500
Second Quarter	12/1/02	2/28/03	25.190	15.170
Third Quarter	3/1/03	5/31/03	17.690	14.250
Fourth Quarter	6/1/03	8/31/03	15.500	8.990

2004 CALENDAR QUARTERS
First Quarter	9/1/03	11/30/03	$10.920	$5.750
Second Quarter	12/1/03	2/29/04	7.270	5.300
Third Quarter	3/1/04	5/31/04	7.440	4.890
Fourth Quarter	6/1/04	8/31/04	8.950	5.170

2005 CALENDAR QUARTERS
First Quarter	9/1/04	12/31/04	$9.650	$7.100
Second Quarter	12/1/04	2/28/05	8.680	7.150
Third Quarter	3/1/05	5/31/05	8.020	6.110
Fourth Quarter (through July 28, 2005)	6/1/05	7/28/05	8.650	6.520

The closing price of our common stock on July 28, 2005 was $8.10.

SELECTED CONSOLIDATED FINANCIAL DATA

The operating results data for the three fiscal years in the period ended August 31, 2004 and the balance sheet data as of August 31, 2004 and 2003 have been derived from our audited financial statements included elsewhere in this prospectus. The operating results data for the two fiscal years in the period ended August 31, 2001 and the balance sheet data as of August 31, 2002, 2001 and 2000 have been derived from our audited financial statements not included in this prospectus. The operating results data for the nine months ended May 31, 2005 and 2004 and the balance sheet data as of May 31, 2005 are derived from unaudited financial statements included elsewhere in this prospectus. Such unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial information for such periods. This selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	Years Ended August 31,						Nine Months Ended May 31,
	2004		2003	2002	2001	2000	2005	2004
	(in thousands, except earnings (loss) per share)
OPERATING RESULTS DATA:
Net warehouse sales	$594,225		$638,485	$609,034	$473,127	$292,013	$497,390	$447,379
Export sales	1,052		7,039	2,361	500	421	394	978
Membership fees	8,768		8,335	8,911	11,553	7,433	7,533	6,512
Other income	5,655		6,838	8,222	1,585	783	3,669	4,671
Travel and auto programs	—		—	—	—	3,965	—	—

Total revenues	609,700		660,697	628,528	486,765	304,615	508,986	459,540

Cost of goods sold	513,781		565,731	517,464	403,536	256,652	426,766	387,992
Selling, general and administrative	104,850		104,419	93,138	70,613	53,439	79,875	76,988
Settlement and related expenses	—		—	1,720	—	—	—	—
Goodwill amortization	—		—	—	998	223	—	—
Preopening expenses	584		2,366	2,213	4,866	7,681	42	488
Asset impairment and closure costs	6,714		11,736	—	—	—	8,768	5,416

Operating income (loss)	(16,229)		(23,555)	13,993	6,752	(13,380)	(6,465)	(11,344)
Net interest and other income (expense)(1)	(8,259)		(8,797)	(7,016)	(3,114)	5,935	(5,072)	(6,166)

Income (loss) before (provision) benefit for income taxes, losses (including impairment charge in 2004) of unconsolidated affiliate and minority interest	(24,488)		(32,352)	6,977	3,638	(7,445)	(11,537)	(17,510)
(Provision) benefit for income taxes	(4,244)		(183)	4,647	586	119	(4,041)	(1,180)
Losses (including impairment charge in 2004) of unconsolidated affiliate	(4,828	)(3)	(2,967)	(37)	—	—	(3,034)	(1,346)
Minority interest	3,578		5,276	(152)	(840)	1,882	402	3,610
Preferred dividends	(3,360)		(1,854)	(991)	—	—	648	2,520

Net income (loss) available (attributable) to common stockholders	$(33,342)		$(32,080)	$10,444	$3,384	$(5,444)	$(18,858)	$(18,946)

EARNINGS (LOSS) PER SHARE—COMMON STOCKHOLDERS
Basic	$(4.57)		$(4.67)	$1.62	$0.54	$(1.01)	$(1.02)	$(2.61)
Diluted	$(4.57)		$(4.67)	$1.55	$0.51	$(1.01)	$(1.02)	$(2.61)

	As of August 31,					As of May 31, 2005
	2004	2003	2002	2001	2000
	(in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$34,410	$11,239	$22,057	$26,899	$24,503	$30,269
Short-term restricted cash	7,255	7,180	4,048	—	—	7,279
Marketable securities	—	—	3,015	—	5,482	—
Total assets	376,008	391,958	389,746	324,699	261,400	354,200
Long-term debt (including related party)	107,138	99,616	90,539	79,303	50,532	37,856
Stockholders’ equity	127,879	159,419	173,411	130,110	131,683	217,358
Dividends paid on common stock(2)	—	—	—	—	—	—

(1)	Net interest and other income (expense) includes interest income, gains and losses on sale of assets and interest on bank borrowings.
(2)	We have never declared a cash dividend on our common stock and do not anticipate doing so in the foreseeable future.
(3)	Includes an impairment charge of $3.1 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis compares the results of operations for the nine months ended May 31, 2005 and May 31, 2004 and each of the three fiscal years ended August 31, 2004 and should be read in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Our mission is to efficiently operate U.S.-style membership warehouse clubs in Latin America, the Caribbean, and the Philippines that sell high quality merchandise at low prices to our members and that provide fair wages and benefits to our employees as well as a fair return to our stockholders. We deliver quality imported U.S. brand-name and locally sourced products to our small business and consumer members in a warehouse club format that provides the highest possible value to our members. By focusing on providing exceptional value on quality merchandise in a low cost operating environment, we seek to grow sales volume and membership which in turn will allow for further efficiencies and price reductions and ultimately improved value to our members.

Our business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. The number of warehouse clubs in operation, as of May 31, 2005 and May 31, 2004, and our ownership percentages and basis of presentation for financial reporting purposes by each country or territory are as follows:

Country/Territory	Number of Warehouse Clubs in Operation (as of May 31, 2005)	Number of Warehouse Clubs in Operation (as of May 31, 2004)	Ownership (as of May 31, 2005)	Basis of Presentation
Panama	4	4	100%	Consolidated
Costa Rica	3	3	100%	Consolidated
Dominican Republic	2	2	100%	Consolidated
Guatemala	2	2	100%	Consolidated
Philippines	4	3	52%	Consolidated
El Salvador	2	2	100%	Consolidated
Honduras	2	2	100%	Consolidated
Trinidad	2	2	90%	Consolidated
Aruba	1	1	90%	Consolidated
Barbados	1	1	100%	Consolidated
Guam	—	—	100%	Consolidated
U.S. Virgin Islands	1	1	100%	Consolidated
Jamaica	1	1	67.5%	Consolidated
Nicaragua	1	1	51%	Consolidated

Totals	26	25

Mexico	—	3	50%	Equity

Grand Totals	26	28

During fiscal 2004, we opened a new U.S.-style membership shopping warehouse club in the Philippines and closed our warehouse club in Guam. No consolidated warehouse clubs were opened or closed during the first nine months of fiscal 2005. As a result, there were 26 consolidated warehouse clubs in operation, operating in twelve countries and one U.S. territory as of May 31, 2005, compared to 25 consolidated warehouse clubs in operation, operating in twelve countries and one U.S. territory at the end of the third quarter of fiscal 2004. During the first quarter of fiscal 2005, we announced that we had entered into an agreement to acquire land in San Jose, Costa Rica for a planned fourth location in that market which we plan to open in fiscal year 2006. The average life of the 26 warehouse clubs in operation as of May 31, 2005 was 56 months. The average life of the 25 warehouse clubs in operation as of May 31, 2004 was 45 months.

On February 11, 2005, it was announced that we and Grupo Gigante S.A. had decided to close the warehouse club operations of PSMT Mexico, S.A. de C.V. This closure was completed February 28, 2005. PSMT Mexico, S.A. de C.V. is a 50/50 joint venture of PriceSmart and Grupo Gigante S.A. de C.V. which operated three membership warehouse clubs in Mexico. The joint venture will continue to have real estate assets and is evaluating various business strategies associated with those assets, including leasing, selling or further commercial development of the sites.

During the third quarter of fiscal year 2005, we acquired the minority interest in our PriceSmart Guatemala subsidiary, which previously had been 66% owned by us.

In addition to the warehouse clubs operated directly by us or through joint ventures, there was one warehouse club in operation in Saipan, Micronesia licensed to and operated by local business people, through which we earned a licensee fee. During the second quarter of fiscal 2005, we terminated the license agreement with our China licensee, under which the China licensee previously operated 11 warehouse clubs. We have not recorded any licensing revenue under the China license agreement in fiscal 2005 (see “—International Licensee Business”).

Comparison of the Nine Months Ended May 31, 2005 and May 31, 2004

Net warehouse sales grew 11.2% to $497.4 million in the first nine months of fiscal 2005 from $447.4 million in the first nine months of fiscal 2004. Of the $50.0 million increase, the addition of the Aseana, Philippines warehouse club which opened in June 2004 added $8.9 million in warehouse sales, offset by the Guam warehouse club, which closed in December 2003, which had contributed $5.1 million to the prior year’s warehouse sales. Improvements in merchandising in our warehouse clubs, such as higher quality imported products, larger pack sizes and increases in inventory levels for key items to assure product availability, was the primary contributor to the growth in sales for those warehouse clubs that were open during both periods. In addition, sales were positively impacted by a strong general economic environment in our Central American and Caribbean markets, particularly in the Dominican Republic which is included in the Caribbean region. Sales growth by region is as follows:

	Nine Months Ended May 31,
	(Amounts in thousands)
	2005		2004
	Amount	% of Net Revenue	Amount	% of Net Revenue	Increase (Decrease)	Change
Central America	$276,222	55.5%	$257,845	57.6%	$18,377	7.1%
Caribbean	173,383	34.9%	141,410	31.6%	31,973	22.6%
Philippines/Guam	47,785	9.6%	48,124	10.8%	(339)	(0.7)%

	$497,390	100.0%	$447,379	100.0%	$50,011	11.2%

Comparable warehouse sales for warehouse clubs that were open at least 12 full months grew 10.5% for the thirty-nine week period ending June 5, 2005, compared to the same period a year earlier. We report comparable warehouse sales on a “same week” basis with 13 weeks in each quarter beginning on a Monday and ending on a Sunday. The periods are established at the beginning of the fiscal year to provide as close a match as possible to the calendar month that is used for financial reporting purposes. This approach equalizes the number of weekend days and week days in each period for improved sales comparison, as we experience higher warehouse sales on the weekends. Further, each of the warehouse clubs used in the calculation was open for at least 13 1/2 calendar months before its results for the current period were compared with its results for the prior period. For example, if a warehouse club opened during the fourth fiscal quarter on June 14, 2004, it would not be included in the comparable warehouse club sales until the first comparison of July 2005 with July 2004. For purposes of quarterly comparisons of comparable warehouse club sales, July and August 2005 results for this hypothetical warehouse club would be compared to July and August 2004 for the fourth quarter comparable sales. June 2005 results would not be taken into account in making the comparison. By contrast, a warehouse club opened June 16, 2004 would not be included in comparable warehouse club sales until the first comparison of August 2005 with August 2004.

The following table indicates the approximate percentage of net sales accounted for by each major category of items sold by us during the nine months ended May 31, 2005 and 2004:

	Nine Months Ended May 31,
	2005	2004
Sundries (including candy, snack foods, health and beauty aids, tobacco, alcoholic beverages, soft drinks, cleaning and paper products and pet supplies)	29%	29%

Food (including dry and fresh foods)	44%	43%

Hardlines (including major appliances, electronics, hardware, office supplies, garden and patio, sporting goods, business machines and automotive supplies)	16%	16%

Softlines (including apparel, domestics, cameras, jewelry, housewares, media, toys, home furnishings, and small appliances)	9%	10%

Other (including one-hour photo and food court)	2%	2%

	100%	100%

Our warehouse gross profit margins (defined as net warehouse sales less associated cost of goods sold divided by net warehouse sales) for the nine months ended May 31, 2005 increased to 14.3% from 13.5% in the first nine months of 2004. Beneficial currency movements in certain countries (particularly the Dominican Republic and the Philippines) contributed 28 basis points of the overall 80 basis point improvement. These factors were partially offset by a $1.1 million charge (23 basis points) to cost of goods sold related to additional import duties on merchandise for fiscal years 2002, 2003 and 2004. In the nine months ended May 31, 2004, foreign exchange movements contributed negatively to gross profit margins by 28 basis points. For a further definition of the expenses included in cost of goods sold, please refer to Note 2—Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements for the Nine Months Ended May 31, 2005.

Export sales were $394,000 for the nine months ended May 31, 2005, compared to $978,000 for the nine months ended May 31, 2004. The decrease reflects a reduction in the direct export sales business we do with non-affiliated third parties and our unconsolidated affiliate. Reduced export sales to Mexico, primarily as a result of closing the joint venture operation in February, resulted in a reduction of $307,000. The remaining difference reflects a continuing reduction in export sales made to entities other than our wholly owned or majority owned entities.

Membership fees, which are recognized into income ratably over the one-year life of the membership and reported as membership income, were $7.5 million for the nine months ended May 31, 2005, compared to $6.5 million during the same period of fiscal 2004, primarily reflecting higher average membership fees that are now being recognized ratably into revenue. We have increased our emphasis on memberships. Membership renewal rates average approximately 82% for our warehouse clubs year-to-date.

Other income consists of commission revenue, rental income, advertising revenue, construction revenue, fees for in-store product demonstrations, and fees earned from licensees. Other income in the first nine months of fiscal 2005 was $3.7 million, a reduction of $1.0 million from the prior year. This reduction primarily results from a decrease of $1.0 million in license fees in the first nine months of fiscal 2005, as a result of the previously announced termination of the technology and trademark licensing agreements with our China licensee. No further revenue for the China licensee has been recorded after May 31, 2004.

Warehouse operating expenses increased to $62.3 million in the first nine months of fiscal 2005 from $60.5 million in the same period in fiscal 2004. As a percent of net warehouse sales, however, warehouse operating expenses decreased to 12.5% of net warehouse sales in fiscal 2005 from 13.5% of net warehouse sales in fiscal 2004. Improvements as a percent of net warehouse sales were attributable to a growth in warehouse sales (11%) in excess of the growth in operating expenses (3%).

General and administrative expenses were $17.5 million, or 3.5% of net warehouse sales, for the nine months ended May 31, 2005, compared to $16.5 million, or 3.7% of net warehouse sales, for the same period of fiscal 2004. In the first nine months of fiscal 2005, we have incurred approximately $1.4 million for outside consultants in the analysis and documentation of processes related to compliance with the Sarbanes-Oxley Act and $700,000 in settlement costs related to securities litigation. We also recorded $500,000 in litigation costs related to the Guatemala and Philippines disputes in the first nine months of fiscal 2005 and $603,000 related to the planned termination of an option to sell certain parcels of land that was initially granted in 2001 in exchange for 75,212 shares of our common stock. By comparison, the first nine months of fiscal year 2004 included severance costs of approximately $760,000 relating to the departure of certain members of senior management and the closure of substantially all of our Miami-based buying operations and the consolidation of those activities with the buying team in San Diego, and approximately $815,000 of expense was incurred for outside professional services attributable to legal proceedings arising from our restatement of financial results for fiscal year 2002 and the first three quarters of fiscal year 2003.

Pre-opening expenses, which represent expenses incurred before a warehouse club is in operation, were $42,000 in the first nine months of fiscal 2005. We expect to incur more pre-opening costs associated with the planned fourth location in San Jose, Costa Rica. In the first nine months of fiscal 2004, we incurred $488,000 of pre-opening expenses related to the Aseana site in the Philippines, which subsequently opened in June 2004.

Asset impairment and closure costs for the first nine months of fiscal 2005 were $8.8 million. Of that amount, $7.1 million relates to a non-cash asset impairment charge associated with the write-down of long-lived assets (leasehold improvements, and furniture and equipment) at our U.S. Virgin Islands warehouse club operation. This charge was taken because future undiscounted cash flows expected from that operation which, while positive over the expected life of the associated long-lived assets, are not sufficient to recover the carrying value of those assets as of May 31, 2005. Consequently, the carrying value of those assets was reduced to an estimated fair value as required under SFAS 144. Sales continue to increase in the U.S. Virgin Islands but the on-going cost structure (which is higher than our other club locations) and management’s inability to make substantial improvement in the margins necessary to generate sufficient cash flows relative to the carrying value of the underlying assets, have made it necessary to take this charge. We incurred a net non-cash charge of $633,000 in the third quarter related to the sub-leasing of two of our four previously closed warehouse club locations, including the write-off of assets at the Plaza, Guatemala location. In the first nine months of fiscal year 2004, closure costs were $5.4 million. Included in this amount was a non-cash asset impairment charge of $3.3 million to write-down the carrying value of the building related to the closed warehouse club in the Philippines. We also recorded costs of $1.4 million, during that nine month period, related to the closure of the Guam warehouse club in December 2003.

Operating loss for the first nine months of fiscal year 2005 was $6.5 million compared to an operating loss of $11.3 million in the same period last year.

Interest income reflects earnings on cash and cash equivalents and restricted cash deposits securing long term debt. Interest income was $1.8 million for both the first nine months of fiscal 2005 and the first nine months of fiscal 2004.

Interest expense reflects the borrowings of our majority and wholly-owned subsidiaries used to finance the capital requirements of the initial construction of the warehouse clubs, local currency loans secured by U.S. deposits and on-going working capital requirements. Interest expense in the first nine months of fiscal 2005 was

$6.4 million, compared to $8.4 million in the first nine months of fiscal 2004. The decrease is a result of a reduced level of average debt held by us, partially offset by higher interest rates.

We recorded income tax provisions of $4.0 million and $1.2 million for the nine-month periods ended May 31, 2005 and May 31, 2004, respectively. The increase in tax expense during the period is largely due to increased profitability in the U.S., following the implementation of the Financial Program (as described in Note 6 to the Consolidated Financial Statements for the Nine Months Ended May 31, 2005), and provisions for probable income tax contingencies in foreign locations of $0.9 million. The current period provision represents the net effect of income tax expense in certain subsidiaries that are generating taxable income and income tax credits for those subsidiaries generating losses. Income tax credits are recognized only when the recoverability of those credits are deemed to be more likely than not. Due to the current interplay of income and losses within the different group companies, we do not believe that the resulting effective tax rate is an adequate measurement tool at this time.

Losses of unconsolidated affiliate represent our 50% share of losses from our Mexico joint venture. On February 11, 2005, we, along with our joint venture shareholder, Grupo Gigante S.A. de C.V., announced that we were closing the warehouse operations of PSMT Mexico, S.A. de C.V. effective February 28, 2005. At that time we indicated that we believed that the closure would not result in a significant loss for PriceSmart, Inc. While this is still our view with respect to the total carrying value of that investment, PSMT Mexico continues to incur operating losses during this period of merchandise and asset liquidation and the settlement of contractual obligations. Under the equity method of accounting, through which we reflect our proportionate share of income or loss of the unconsolidated joint venture’s results from operations, our proportionate share of the loss in PriceSmart Mexico for the first nine months of fiscal year 2005 was $3.0 million, as compared to $1.3 million in the prior year period. Since the announcement of the closure of the business, PriceSmart, Inc.’s 50% share of the losses of PSMT Mexico has been approximately $1.9 million.

Minority interest relates to the allocation of the joint venture income or loss to the minority stockholders. In the first nine months of fiscal 2005, our joint ventures collectively recorded net losses, resulting in an allocation of $402,000 to the minority stockholders’ interests in those joint ventures. It should be noted that in fiscal 2005 the Philippines and Aruba joint ventures are no longer included in the minority interest allocation as the minority stockholders’ interests in those joint ventures have been reduced to zero as a result of the prior accumulated losses. During the third quarter of fiscal year 2005, we acquired the remaining 34% minority interest in our Guatemalan subsidiary. In the first nine months of fiscal 2004, those joint ventures collectively recorded an operating loss resulting in a $3.6 million allocation of that loss to the minority shareholders’ interests.

Preferred dividends decreased to $648,000 in the first nine months of fiscal 2005, compared to $2.5 million the same period in the prior year, due to the conversion of all classes of preferred stock to common stock in the first quarter of fiscal 2005.

Comparison of Fiscal Years Ended 2004, 2003 and 2002

Net warehouse club sales decreased 6.9% to $594.2 million in fiscal 2004 from $638.5 million in fiscal 2003. Excluding $23.9 million in wholesale telephone card sales in the Philippines (which began in September of 2002 and were discontinued in May 2003) net warehouse club sales in fiscal 2004 decreased $20.4 million (3.3%) from adjusted fiscal 2003 sales of $614.6 million. Management believes net warehouse club sales excluding wholesale telephone card sales provides a better measure of ongoing operations and a more meaningful comparison of past and present operating results than total net warehouse sales because wholesale phone card sales were made only for a limited time, were discontinued in May 2003 and fell outside of our core business of operating international membership warehouse clubs. This reduction in net warehouse club sales was largely attributable to a reduction in wholesale business activity across our company of approximately $5.9 million, lower than anticipated holiday sales of approximately $6.8 million due to inadequate merchandise levels of approximately $20.0 million, and fewer warehouse clubs in operation for the full year. During the whole of fiscal 2004, we operated with an average of 1.5 fewer warehouse clubs as compared to the whole of fiscal 2003.

The four warehouse clubs that were closed prior to the beginning of fiscal 2004 accounted for $62.4 million in net warehouse sales in fiscal 2003. The new warehouse clubs (three of which were opened during fiscal 2003 and only had a partial year’s worth of sales in fiscal 2003, and one which was opened in the fourth quarter of fiscal 2004) accounted for an incremental $41.6 million in net warehouse sales in fiscal 2004 as compared to fiscal 2003. Net warehouse sales increased 4.8% in fiscal 2003 over fiscal 2002, or 0.9% excluding the telephone card sales. The increase of $5.6 million in net warehouse sales, excluding telephone card sales, resulted primarily from $23.9 million in sales from three new warehouse clubs opened in fiscal 2003 and from a full 12 months of sales from four warehouse clubs that began operation in fiscal 2002. Our four warehouse clubs that began operations in fiscal 2002 were open for an average of 7 months in fiscal 2002 and accounted for $48.4 million in net warehouse club sales. In fiscal 2003, these four warehouse clubs accounted for $80.2 million in net warehouse club sales.

Comparable warehouse club sales, which are for warehouse clubs open at least 13 1/2 months, decreased 4.3% for the 53-week period ended September 5, 2004, compared to the same period last year. Excluding the wholesale telephone card sales, comparable warehouse club sales decreased 2.3%. Comparable warehouse club sales for the 52-week period ended August 31, 2003 decreased 2.9% compared to the same period in 2002. We have experienced improving comparable warehouse club sales during much of the second half of fiscal 2004 with the sales in warehouse clubs open at least 12 full months registering positive growth of 2.2% in June, 5.3% in July and 6.7% in August as compared to same month in the prior year. We report comparable warehouse sales on a “same week” basis with 13 weeks in each quarter beginning on a Monday and ending on a Sunday. The periods are established at the beginning of the fiscal year to provide as close a match as possible to the calendar month that is used for financial reporting purposes. This approach equalizes the number of weekend days and week days in each period for improved sales comparison, as we experience higher warehouse sales on the weekends. Further, each of the warehouse clubs used in the calculation was open for at least 13 1/2 calendar months before its results for the current period were compared with its results for the prior period. For example, if a warehouse club opened during the fourth fiscal quarter on June 14, 2004, it would not be included in the comparable warehouse club sales until the first comparison of July 2005 with July 2004. For purposes of quarterly comparisons of comparable warehouse club sales, July and August 2005 results for this hypothetical warehouse club would be compared to July and August 2004 for the fourth quarter comparable sales. June 2005 results would not be taken into account in making the comparison. By contrast, a warehouse club opened June 16, 2004 would not be included in comparable warehouse club sales until the first comparison of August 2005 with August 2004.

The following table indicates the approximate percentage of net sales accounted for by each major category of items sold by us during the fiscal years ended August 31, 2004, 2003 and 2002:

	Fiscal Year Ended August 31,
	2004	2003	2002
Sundries (including candy, snack foods, health and beauty aids, tobacco, alcoholic beverages, soft drinks, cleaning and paper products and pet supplies)	29%	28%	30%

Food (including dry and fresh foods)	43%	47%	44%

Hardlines (including major appliances, electronics, hardware, office supplies, garden and patio, sporting goods, business machines and automotive supplies)	16%	13%	14%

Softlines (including apparel, domestics, cameras, jewelry, housewares, media, toys, home furnishings, and small appliances)	10%	10%	10%

Other (including one-hour photo and food court)	2%	2%	2%

	100%	100%	100%

Our warehouse club gross profit margins (defined as net warehouse club sales less associated cost of goods sold) for fiscal 2004 increased $2.0 million to $81.5 million, or 13.7% of net warehouse sales, from $79.5 million, or 12.5% of net warehouse sales, for fiscal 2003. The improvement in margin percent generally reflects improvements in the merchandise and operating efforts of our company during the year. Improvements in merchandising in our warehouse clubs, such as higher quality imported products, larger pack sizes and increases in inventory levels for key items to assure product availability, were the primary contributor to the growth in sales for those warehouse clubs that were open during both periods. Margins for the full year were positively impacted by $2.1 million due to reduced inventory shrink and approximately $2.0 million due to lower markdowns as compared to the prior year, partially offset by $1.4 million of costs incurred related to currency devaluations in certain markets during the year, most notably the Philippines and Nicaragua. Currency in the Dominican Republic has appreciated in the most recent quarter, which largely offset the losses incurred in prior quarters and contributed to a fourth quarter margin of 14.4% of net warehouse sales. Fourth quarter margins in fiscal 2003 were 8.6% of net warehouse sales and were negatively impacted by approximately $108,000 in markdowns associated with warehouse club closings during the period and write-downs associated with slow moving inventory of approximately $2.0 million. Our warehouse club gross profit margins for the full year of fiscal 2003 decreased as compared to fiscal 2002 by $14.3 million, resulting primarily from the previously noted charge of approximately $2.0 million related to slow-moving inventory, an 81% currency devaluation in the Dominican Republic which had a negative impact of $471,000, decrease of vendor rebates of $2.4 million over the prior fiscal year, approximately $5.3 million due to lower merchandise selling prices, approximately $108,000 million in markdowns related to warehouse club closings in the fourth quarter of fiscal 2003 and overall lower sales compared to the same period of the prior year.

Export sales represent U.S. merchandise exported to our licensee warehouse clubs operating in Saipan, direct sales to third parties from our distribution centers and sales to PriceSmart Mexico, an unconsolidated affiliate (see “Note 13-Related Party Transactions” in the Notes to Consolidated Annual Financial Statements included herein), which began in fiscal 2003. Export sales were $1.1 million in fiscal 2004 compared to $7.0 million in fiscal 2003. The decrease of $5.9 million was primarily due to decreased direct sales to third parties through our distribution centers which include sales to PriceSmart Mexico, an unconsolidated affiliate. Export sales were $7.0 million in fiscal 2003 compared to $2.4 million in fiscal 2002. The increase was primarily due to increased sales to PriceSmart Mexico during the period when its warehouse clubs were initially opened.

Membership income, which is recognized into income ratably over the one-year life of the membership, increased 5.2% to $8.8 million, or 1.5% of net warehouse sales, in fiscal 2004 compared to $8.3 million, or 1.3% of net warehouse sales, in fiscal 2003. The increase in membership income reflects an increase in the average membership fee that we are charging in most locations. Total membership accounts as of the end of fiscal 2004 were approximately 436,000 compared to approximately 495,000 at the end of fiscal 2003. The 12% reduction in membership accounts in the past year is primarily due to the closure of two warehouse clubs (Guam and Eastside, Santo Domingo), the discontinuation of heavily discounted and complimentary memberships in Panama and the Philippines, respectively, and the non-renewal, as of the end of August 2004, of a number of members who joined at the initial opening of the Nicaragua warehouse club in July 2003. In fiscal 2003, membership income decreased by 6.5% from fiscal 2002. The decrease is attributable to an overall lower membership fee structure in certain markets and reduced membership renewals. This decrease was partially offset by the three additional warehouse club openings in fiscal 2003, which increased the overall membership base from the end of fiscal 2002 to the end of fiscal 2003 by approximately 40,000 membership accounts.

Other income consists of commission revenue, rental income, advertising revenue, construction revenue, fees for in-store product demonstrations and fees earned from licensees. Other income for fiscal 2004 was $4.6 million, a reduction of $1.0 million from fiscal 2003. The decrease is attributable to the discontinuation of certain promotional programs and a reduction in in-store product demonstration activity in fiscal 2004 as compared to fiscal 2003. License fees for fiscal 2004 were $1.1 million compared to $1.2 million in the prior year resulting primarily from our decision to not record income associated with our China licensee in the fourth quarter pending resolution of certain matters, including the payment of past due amounts. In October 2004, we concluded that, in view of the lack of substantive progress arising from the parties’ discussions regarding past-due payments to be made by the licensee to us under the PRC Technology License Agreement (Amended) entered into in February 2001, we should proceed with sending a notice of default relating to the licensee’s non-payment. Accordingly, on October 7, 2004, we issued a notice of default to the licensee, demanding the payment of all due amounts within 30 days. The notice further advised that in the event payment is not timely made, we planned to terminate the PRC Technology License Agreement (Amended), as well as the PRC Trademark License Agreement which also has been entered into by us and the licensee. We did not receive timely payment, and as a result we terminated the PRC Technology License Agreement (Amended) and the PRC Trademark License by letter dated December 10, 2004. As a result of the above, we do not expect to receive royalties from our China licensee in future periods. Other income decreased to $5.6 million, in fiscal 2003 from $7.0 million in fiscal 2002. The decrease relates to less income earned primarily from in-store product demonstration income of $0.5 million (in-store product demonstration was substantially discontinued in May 2003), rentals, advertising of $166,000 (certain advertising revenues related to in-warehouse club advertising space were discontinued in the latter half of fiscal 2003) and construction revenues of $331,000 million.

Warehouse operating expenses decreased to $81.8 million, or 13.8% of warehouse sales, for fiscal 2004 from $82.1 million, or 12.9% of warehouse sales, in fiscal 2003. The increase in operating expense as a percentage of net warehouse sales is attributable to a $44.3 million decrease in net warehouse sales and a $550,000 increase in utilities, repairs and maintenance, increased wage rates in certain warehouse club locations and increased costs with respect to credit card usage and fees of $528,000. On average, the number of warehouse clubs in operation during fiscal 2004 was approximately 1.5 fewer than during fiscal 2003 which served to reduce overall spending, partially offsetting the specific increases noted above. We also recorded a $1.3 million charge related to the uncertainty concerning the ultimate recoverability of a prepaid asset in the Philippines in the fourth quarter of fiscal 2004. Warehouse club operating expenses increased to $82.1 million, or 12.9% of net warehouse sales, for fiscal 2003 from $74.3 million, or 12.2% of net warehouse sales, for fiscal 2002. The increase in warehouse club operating expenses is attributable to the three additional warehouse clubs opened in fiscal 2003 and a full year of operations from the four warehouse clubs opened throughout fiscal 2002.

General and administrative expenses increased to $23.1 million, or 3.9% of net warehouse sales, for fiscal 2004 from $22.3 million, or 3.5% of net warehouse sales, in fiscal 2003. We incurred $1.0 million in costs during the year for outside professional services attributable to legal proceedings arising from our restatement of financial results for fiscal year 2002 and the first three quarters of fiscal 2003. General and administrative expenses in fiscal 2004 also include a $0.6 million bad debt expense attributable to the outstanding receivable due from our China licensee for license fees billed in the second and third quarter of fiscal 2004. We incurred severance costs of $0.9 million during fiscal year 2004 (compared to $1.1 million in severance costs in fiscal 2003) and experienced increased insurance costs associated with workers compensation and director and officer liability of $30,000 and $729,000, respectively, as compared to fiscal 2003. Comparing fiscal year 2003 with fiscal year 2002, general and administrative expenses increased to $22.3 million, or 3.5% of net warehouse sales, from $18.9 million, or 3.1% of net warehouse sales. General and administrative expenses increased by approximately $3.4 million primarily as a result of increases in salaries of $477,000, professional fees of $333,000, severance of $785,000, stock compensation expense related to option repricing of approximately $1.0 million and a $350,000 charge related to the early termination of our foreign property insurance program.

Settlement and related expenses of $1.7 million in fiscal 2002 reflect a settlement agreement entered into with a former licensee on February 15, 2002 (see “Note 10-Legal Settlement” in the Notes to Consolidated Annual Financial Statements included herein).

During fiscal 2004, we opened one warehouse club in Aseana City, Metro Manila, Philippines. We ended the fiscal year with four warehouse clubs operating in the Philippines. Expenses incurred before a warehouse club is in operation are captured in pre-opening expenses. In fiscal 2004 the pre-opening expenses associated with the one warehouse club opening were $584,000. In fiscal 2003, three new warehouse clubs were opened for a total cost of $2.4 million. Similarly, in fiscal 2002, we incurred $2.2 million in pre-opening expenses while opening four warehouse clubs.

Asset impairment and closure costs reflect the costs associated with the closure of warehouse clubs (including related severance payments), carrying costs of long-lived assets at previously closed warehouse club locations, and non-cash charges to properly reflect the book value of certain long lived assets or lease obligations based upon management’s assessment of fair market value for those assets or liabilities. In fiscal 2004, we incurred $8.0 million in costs and non-cash charges, primarily related to either the cost of closing a warehouse club, an updated assessment as to the fair market value and future cash flows of previously closed warehouse locations, or the ongoing carrying costs of assets at those locations. The closing of our Guam location in the second fiscal quarter resulted in costs of $1.5 million, a reassessment of the estimated cash flows based upon market conditions for the previously closed Ortigas, Philippines location in the third fiscal quarter resulted in an additional non-cash charge of $3.8 million, and a similar review of the previously closed Guatemala location resulted in a non-cash charge in the fourth fiscal quarter of $0.5 million. We had previously recorded a $3.8 million charge in fiscal 2003 relating to closure of the Guatemala warehouse club at the time of the club’s closing. Carrying costs for closed locations were $0.7 million for the fiscal year. We also recognized $166,000 in costs in connection with the closure of a west coast U.S. distribution center in the fourth quarter.

During fiscal 2003, we closed three warehouse clubs, one each in Dominican Republic, Philippines and Guatemala. The warehouse clubs were closed June 15, 2003, August 3, 2003 and August 15, 2003, respectively. The decision to close these warehouse clubs resulted from the determination that the locations were not conducive to the successful operation of our warehouse clubs. We recorded closure costs and asset impairment charges of $7.2 million related to those warehouse clubs closed as of August 31, 2003. The impairment charges of $1.9 million, included in the $7.2 million, reflected the difference between the carrying value and fair value of those long-lived assets that are not expected to be utilized at future warehouse club locations. During fiscal 2003, we also recorded non-cash asset impairment charges of $4.5 million to write down long-lived assets related to underperforming warehouse clubs in Guam and the United States Virgin Islands. The charges reflect the difference between the carrying value and fair value of those long-lived assets that are not expected to be utilized at future warehouse club locations.

Interest income primarily reflects earnings on cash, cash equivalent balances and restricted cash. Interest income was $2.4 million in fiscal 2004 and $2.9 million in fiscal 2003 and fiscal 2002.

Interest expense primarily reflects borrowings by our majority or wholly owned foreign subsidiaries to finance the capital requirements of new and existing warehouse clubs, and was $11.1 million for fiscal 2004 compared with $11.4 million and $10.0 million in fiscal 2003 and 2002, respectively. The changes in interest expense are a result of varied borrowings by us to finance the additional warehouse clubs opened during the periods.

Income from related party of $500,000 in fiscal 2004 relates to an incentive we received from our then landlord, Price Legacy Corporation, to terminate early the lease of our corporate headquarters. We moved to our new corporate headquarters in San Diego on March 26, 2004. Sol Price, a significant stockholder of our company, was also a principal stockholder of Price Legacy Corporation, and current and former directors James F. Cahill, Murray L. Galinson and Jack McGrory served on both companies’ boards of directors. On December 24, 2004 Price Legacy Corporation was acquired by PL Retail, LLC and the above mentioned persons’ ownership and directorships in Price Legacy Corporation or the succeeding entity ceased.

During fiscal 2004, we recognized a net deferred tax expense of $1.1 million, primarily related to the increase of valuation allowances for foreign deferred tax assets. We also incurred current income tax expense of $3.1 million (primarily related to our foreign operations, including provisions for probable income tax contingencies) for a net tax expense of $4.2 million. During fiscal 2003, we recognized a net deferred tax benefit of $640,000, primarily related to the reversal of a valuation allowance previously established against U.S. net deferred tax assets offset by increases in the valuation allowances for foreign deferred tax assets. We also incurred current income tax expense of $823,000 primarily related to our foreign operations for a net tax expense of $183,000 in fiscal 2003. During fiscal 2002, we recognized a net deferred tax benefit of $9.0 million, primarily related to the reversal of a partial release of the valuation allowance previously established against U.S. net deferred tax assets. We also incurred current income tax expense related to our foreign operations of $4.3 million, for a net tax benefit of $4.6 million in fiscal 2002.

Equity of unconsolidated affiliate represents our 50% share of losses from our Mexico joint venture. The joint venture is accounted for under the equity method of accounting, in which we reflect our proportionate share of income or loss. Losses from the Mexico joint venture in fiscal 2004 were $3.4 million of which our share was $1.7 million. During the fourth quarter of fiscal 2004, due to the historical operating losses and management’s assessment as to the inability to recover the full carrying amount of its investment in PSMT Mexico, S.A. de C.V., we recorded a charge of $3.1 million to reduce our “investment in unconsolidated affiliate.” In fiscal 2003, the first year of operation, the Mexico joint venture had net losses of $5.9 million, of which our share was $3.0 million. Losses from the Mexico joint venture in fiscal 2002 were $74,000, of which our share was $37,000. Based on current financial projections, we believe that the closing of the Mexico operations will not result in any significant additional impairment charges and that the elimination of recurring losses associated with our investment in the Mexico joint venture will have a positive impact on our future operating results.

Minority interest relates to the allocation of the joint venture income or (loss) to the minority interest stockholders’ respective interests. Minority interest stockholders’ respective share of net losses was $3.6 million in fiscal 2004 compared to $5.3 million in fiscal 2003, and compared to income of $152,000 in fiscal 2002. In the fourth fiscal quarter of 2004, we began recording 100% of the loss of our Philippine subsidiary resulting from that subsidiary having offset the minority interest stockholders’ equity through accumulated losses. If the minority interest stockholders’ equity had been sufficient to continue offsetting accumulated losses in the Philippines, our fiscal year 2004 net loss would have been reduced by an additional $1.9 million in minority interest losses.

Preferred dividends of $3.4 million and $1.9 million reflect dividends paid or accrued on our preferred stock for fiscal years 2004 and 2003, respectively. In fiscal 2002, we issued 20,000 shares of Series A Preferred Stock on January 22, 2002, which accrued 8% annual dividends that were cumulative and payable in cash. In fiscal 2003, we issued 22,000 shares of Series B Preferred Stock on July 9, 2003, which accrued 8% annual dividends that were cumulative and payable in cash, and are subordinate to the Series A Preferred Stock. On September 5, 2003, we determined that we would not declare a dividend on the preferred stock. At end of fiscal 2004, we had approximately $3.9 million in accrued preferred dividends in other current liabilities. As part of our Financial Program, on October 29, 2004 and November 23, 2004, we issued shares of our common stock in exchange for all of our outstanding shares of Series B Preferred Stock and Series A Preferred Stock, respectively.

Liquidity and Capital Resources

Financial Position and Cash Flow

We had a negative working capital position as of August 31, 2004 of $15.5 million, compared to a negative working capital position of $13.3 million as of August 31, 2003. Cash and cash equivalents increased $23.2 million, compared to the balance at August 31, 2003, largely as a result of a $25.0 million loan extended by The Price Group LLC, a California limited liability company, or The Price Group, in conjunction with the private placement of shares as part of the Financial Program described in “Note 17-Subsequent Events” in the Notes to Consolidated Annual Financial Statements included herein. We improved our working capital position as of May 31, 2005 compared to both August 31, 2004 and May 31, 2004. As of May 31, 2005, we had a working capital surplus of $26.3 million compared to negative working capital of 30.4 million at the end of May 2004. The improvement in the first nine months of this fiscal year is attributable to $47.8 million of common stock sales pursuant to the exercise of subscription rights during the $7 rights period and the conversion of approximately $20 million in short-term related party borrowings to common stock both of which were part of the Financial Program. In addition, as a result of the additional cash raised in the rights offering, we reduced short-term borrowings by $11.5 million.

Inventory levels at August 31, 2004 decreased $10.8 million from the prior year end. Accounts payable of $56.1 million as of the end of fiscal 2004 is $12.4 million below the prior year end. The reduction is due to lower inventory levels as well as reduced supplier credit terms from certain U.S. vendors. Many of these vendors are providing merchandise under pre-payment agreements whereby additional merchandise discounts are provided in exchange for pre-payment. The funding for this vendor arrangement is from a purchase order financing facility established in February 2004 and later amended in July 2004 with The Price Group for $15.0 million. This facility is included in accounts payable to and advances received from related party and had a balance (including accrued interest) of $15.2 million as of August 31, 2004. Also included in that account are the $5.1 million proceeds and accrued interest from an agreement entered into between us and The Price Group for the sale of the real estate and related leasehold improvements owned by our company in Santiago, Dominican Republic. The agreement was subject to several contingencies prior to completing the sale. As part of the Financial Program, on October 29, 2004 we issued The Price Group shares of common stock, valued for such purpose at $8 per share, in exchange for the repayment in full of all unpaid principal and interest associated with the purchase order financing agreement as well as the advance and accrued interest with respect to the intended (but subsequently cancelled) purchase of the parcel of real property in Santiago, Dominican Republic.

Our fiscal year 2004 net loss of $30.0 million included $24.0 million of non-cash charges such as depreciation, amortization, allowance for doubtful accounts, minority interest, losses in unconsolidated affiliate, compensation expense associated with stock options, and non-cash warehouse club closing and impairment charges. Inventories decreased by $10.8 million and accounts payable, including accounts payable to related parties, increased by $2.9 million, resulting in a net cash increase from these items of $13.8 million. The related party portion of that net cash increase was $15.3 million due to the purchase order financing fund established during the year. Without that facility, the change in working capital resulting from the net change in inventories and accounts payable would have been a negative $1.5 million. The resulting net cash flows provided by operating activities in fiscal 2004 was $14.0 million. For the year ended August 31, 2003, we had a net loss of $30.2 million which consisted of $23.9 million in non-cash charges such as depreciation, amortization, minority interest, losses in unconsolidated affiliate and non-cash warehouse club closing and impairment charges. Excluding non-cash charges, net cash provided by operating activities for the year ended August 31, 2003 primarily reflected decreases in accounts receivable of $5.6 million and inventories of $5.4 million resulting from the reduction in wholesale business sold on credit and warehouse club closings, respectively, and increases in accounts payable of $1.7 million. Net cash provided by operating activities for the year ended August 31, 2002 consisted of operating results before non-cash charges due to depreciation and amortization and reflect increases in inventory of $8.0 million offset partially by increases in accounts payable of $5.9 million due to new warehouse club openings, increase in accounts receivable of $5.9 million due to increased wholesale business, increases in prepaid assets of $3.3 million and deferred income taxes of $13.5 million resulting primarily from the reversal of a deferred tax asset valuation allowance.

Net cash flows provided by operating activities were $1.2 million and $3.7 million in the first nine months of fiscal 2005 and 2004, respectively. During the first nine months of fiscal 2005, we increased merchandise inventories by $2.6 million. During the same period in fiscal 2004, the merchandise inventories decreased $14.6 million.

In fiscal 2004, we received $5.0 million as an advance payment on the intended (but subsequently cancelled) sale of our property in Santiago, Dominican Republic. This cash inflow offset the outflows of $4.1 million during the year related to additions to property and equipment, including the opening of one warehouse club during the year in the Philippines, resulting in net cash provided by investing activities of $0.9 million. Net cash used in investing activities was $(29.2) million and $(49.2) million in fiscal 2003 and 2002, respectively. In those years, the investing activities related primarily to additions to property and equipment for new and existing warehouse clubs of $22.2 million and $34.4 million for fiscal 2003 and 2002, respectively. We (excluding the Mexico joint venture) opened three and four warehouse clubs during fiscal 2003 and 2002, respectively. In fiscal 2003, we invested an additional $9.0 million in capital and loaned $1.0 million to the Mexico joint venture, and received $3.0 million from maturing marketable securities. In fiscal 2002, we invested $11.0 million in capital related to the Mexico joint venture, purchased marketable securities of $3.0 million, used $1.0 million for cash payments to holders of our common stock as make-whole payments in lieu of our obligation to redeem their shares upon request and used $500,000 to acquire the minority interest in Barbados.

Net cash (used in) provided by investing activities was $(7.1) million and $1.6 million in the first nine months of fiscal 2005 and 2004, respectively. The increase in the use of cash resulted primarily from the acquisition of land and the initial building costs associated with the planned new warehouse club location in San Jose, Costa Rica. Through May 31, 2005, approximately $4.2 million has been invested in the new location, which is expected to cost approximately $10.2 million.

With regard to financing activities, we received $30.0 million from related parties affiliated with Robert E. Price, who is our Chairman of the Board and Interim Chief Executive Officer, Sol Price, one of our significant stockholders and father of Robert E. Price, and their affiliates, who we refer to as the Prices. Of that amount, $25.0 million was received from the bridge loan that was converted to common stock, subsequent to August 31, 2004, as part of the Financial Program, and an additional $5.0 million was received from the proceeds of the sale of 500,000 shares of common stock. During fiscal year 2004, we used cash to reduce short-term borrowings by $7.4 million and made principal repayments on our various debt facilities of $15.4 million. For fiscal year 2004, net cash provided by financing activities was $11.0 million. In fiscal 2003, we received proceeds primarily from the sale of preferred stock for $22.0 million, an increase in net bank borrowings of $11.0 million, $2.4 million from the sale of treasury stock to PSC, S.A. in connection with the Nicaragua joint venture and $3.3 million in contributions by minority shareholders. Also, in fiscal 2003, we used approximately $10.2 million of restricted cash as security for debt agreements and paid preferred stock dividends of $1.6 million. In fiscal 2002, we received proceeds primarily from the sale of preferred stock and warrants for $19.9 million, $10.0 million from the sale of common stock, an increase in net bank borrowings of $14.8 million, contributions from minority interest shareholders and proceeds from stock options.

Financing activities provided $2.1 million in the first nine months of fiscal 2005 compared to a cash use of $6.6 million in the first nine months of fiscal 2004. A number of transactions related to the previously announced Financial Program occurred during the first nine months of fiscal year 2005. We received $47.8 million from the sale of 6,827,542 shares of our common stock pursuant to the exercise of subscription rights during the $7 exercise period of our previously announced rights offering. The $7 subscription period ended on January 24, 2005. The $8 subscription period extends until December 21, 2005. In the first nine months of fiscal 2005, we reduced long-term debt by $77.1 million; $26.4 million was through conversion to common stock and $50.7 million was through net principal repayments and the complete retirement of the debt. In addition, short-term debt was reduced by $11.5 million during the period.

The net effect of exchange rate changes resulting from the translation of foreign subsidiary balance sheets on cash and cash equivalents was approximately $1.5 million and $(3.8) million for the nine months ended May 31, 2005 and 2004, respectively, and was approximately $(4.3) million, $(7.7) million and $(5.3) million in fiscal 2004, 2003 and 2002, respectively. The negative foreign exchange impact has resulted primarily from a significant devaluation of the Dominican Republic Peso and by continued devaluations of the foreign currencies in most of the countries where we operate, which have all historically devalued against the U.S. dollar. As a result of the instability in the Dominican Republic, there continues to be a risk of further devaluation and availability of U.S. dollars to settle intercompany transactions.

Financing Activities

On January 22, 2002, we issued 20,000 shares of Series A Preferred Stock and warrants to purchase 200,000 shares of common stock (that expired unexercised on January 17, 2003) for an aggregate of $20.0 million, with net proceeds of $19.9 million (See “Note 13 – Related Party Transactions” and “Note 14 – Convertible Preferred Stock and Warrants” in the Notes to Consolidated Annual Financial Statements included herein). The Series A Preferred Stock was convertible, at the option of the holder at any time, or automatically on January 17, 2012, into shares of our common stock at the conversion price of $37.50, subject to customary anti-dilution adjustments. The Series A Preferred Stock accrued a cumulative preferred dividend at an annual rate of 8%, payable quarterly in cash. The shares were redeemable on or after January 17, 2007, in whole or in part, at our option, at a redemption price equal to the liquidation preference or $1,000 per share plus accumulated and unpaid dividends to the redemption date. As of August 31, 2004, none of the shares of the Series A Preferred Stock had been converted. However, as announced on September 3, 2004 and subsequently approved by our stockholders at a special meeting of stockholders held on October 29, 2004, we offered to exchange shares of common stock, valued for such purpose at $10 per share, in exchange for all of the outstanding shares of our Series A Preferred Stock, together with accrued and unpaid dividends thereon. The exchange period ended on November 23, 2004, and all holders of Series A Preferred Stock tendered their shares for exchange. As a result, no shares of Series A Preferred Stock are outstanding.

On July 9, 2003, the Prices purchased an aggregate of 22,000 shares of Series B Preferred Stock, a new series of preferred stock, for an aggregate purchase price of $22.0 million. The Series B Preferred Stock was convertible at the option of the holder at any time, or automatically on July 9, 2013, into shares of our common stock at a conversion price of $20.00 per share, subject to customary anti-dilution adjustments; accrued a cumulative preferential dividend at an annual rate of 8%, payable quarterly in cash; and was redeemable by us at any time on or after July 9, 2008. As of August 31, 2004, none of the shares of the Series B Preferred Stock had been converted. However, as announced on September 3, 2004 and subsequently approved by our stockholders at a special meeting of stockholders held on October 29, 2004, we issued on that same date common stock, valued for such purpose at $10 per share in exchange for all of the outstanding shares of our Series B Preferred Stock. We agreed to register with the SEC the shares of common stock issuable upon exchange of the Series B Preferred Stock.

On September 5, 2003, we determined we would not declare a dividend on the Series A Preferred Stock for the fourth quarter of 2003. Also, no dividends were to be declared or paid on the Series B Preferred Stock until full cumulative dividends have been declared and paid on the Series A Preferred Stock. Instead, dividends on the Series A Preferred Stock and the Series B Preferred Stock accrued in accordance with the terms of the Certificates of Designations for the Series A Preferred Stock and the Series B Preferred Stock.

On October 22, 2003, The Price Group purchased an aggregate of 500,000 shares of our common stock, for an aggregate purchase price of $5.0 million. At the time, current and former directors Robert E. Price, James F. Cahill, Murray L. Galinson and Jack McGrory were co-managers of The Price Group and collectively owned a significant interest in that entity.

In February 2004, we entered into an agreement with The Price Group to provide up to $10.0 million of purchase order financing. The agreement was amended in July 2004 to provide an additional $5.0 million of purchase order financing. This agreement allowed The Price Group to place a lien on merchandise inventories in the United States. The amended agreement also placed a lien on our shares in our wholly owned Panamanian subsidiary, PriceSmart Real Estate Panama, S.A. In May 2004, we entered into an agreement with The Price Group to sell the real estate and improvements owned by our company in Santiago, Dominican Republic. The purchase price was to be the fair market value of the property and improvements as determined by an independent appraiser. Under terms of the agreement, The Price Group made an initial payment of $5.0 million. As part of the Financial Program, on October 29, 2004, we issued The Price Group 2,597,200 shares of common stock, valued for such purpose at $8 per share, in exchange for the repayment in full of all unpaid principal and interest associated with the purchase order financing agreement as well as the advance and accrued interest with respect to the intended (but subsequently cancelled) purchase of the parcel of real property in Santiago, Dominican Republic.

In August 2004, we entered into a $25.0 million bridge loan with The Price Group. This loan accrued interest at 8% per annum and was due in two years. As part of the Financial Program, on October 29, 2004, we issued The Price Group 3,164,726 shares of common stock, valued for such purpose at $8 per share, in a private placement funded through the conversion of the bridge loan, together with accrued and unpaid interest thereon.

During the quarter ended November 30, 2004, as part of the Financial Program, we purchased a $10.2 million long-term note of our Philippine subsidiary from the International Finance Corporation and paid off the outstanding balance of $3.75 million on a long-term note to the Overseas Private Investment Corporation. We simultaneously obtained the release of $6.8 million in restricted cash being held as partial collateral for those loans.

On November 5, 2004, we entered into a short-term loan agreement for $3.0 million for a period of 90 days at a rate of 5% with The Price Group. This short-term loan was repaid on January 10, 2005.

On December 20, 2004, we distributed one transferable subscription right to purchase 1.5 shares of our common stock for each share held by stockholders of record as of November 24, 2004. Each right entitled the holder thereof to purchase 1.5 shares of our common stock at a price of $7 per share until 5:00 p.m. New York City time on January 24, 2005, and at a price of $8 per share from such date and time until 5:00 p.m. New York City time, on December 21, 2005. As of the end of the $7 subscription period, we had sold approximately 6,827,542 shares of our common stock for aggregate proceeds of $47.8 million pursuant to the exercise of subscription rights. As of May 31, 2005, 390 shares of common stock had been sold during the $8 subscription period. All rights that we distributed pursuant to the rights offering that have not yet been exercised may be exercised at an exercise price of $8 per share at any time prior to 5:00 p.m. New York City time on December 21, 2005.

During the third quarter of fiscal 2005, as part of the Financial Program, we repaid approximately $29.3 million in long-term debt with proceeds from the $7 subscription rights.

Short-Term Borrowings and Long-Term Debt

As of August 31, 2004 and May 31, 2005, we, together with our majority or wholly owned subsidiaries, had $13.4 million and $1.9 million, respectively, outstanding in short-term borrowings, which are secured by certain of our and our subsidiaries’ assets and are guaranteed by us up to our respective ownership percentage. Each of the facilities expires during the year and is typically renewed. As of August 31, 2004 and May 31, 2005, we had approximately $6.3 million and $11.8 million, respectively, available on these facilities.

Additionally, we have a bank credit agreement for up to $7.0 million, which can be used as a line of credit or to issue letters of credit. As of May 31, 2005, letters of credit and lines of credit totaling $4.9 million were outstanding under this facility, leaving availability under this facility of $2.1 million.

As of May 31, 2005, we, together with our majority or wholly owned subsidiaries, had $46.6 million outstanding in long-term borrowings. Our long-term debt is collateralized by certain land, building, fixtures, equipment and shares of each respective subsidiary and guaranteed by us up to our respective ownership percentage, except for approximately $13.8 million as of May 31, 2005, which is secured by collateral deposits included in restricted cash on the balance sheet and letters of credit. Certain obligations under leasing arrangements are collateralized by the underlying asset being leased.

Under the terms of debt agreements to which we and/or one or more of our wholly owned or majority owned subsidiaries are parties, we must comply with specified financial maintenance covenants, which include among others, current ratio, debt service, interest coverage and leverage ratios. As of May 31, 2005, we were in compliance with all of these covenants, except for the debt to equity ratio for a $7.0 million note (with an outstanding balance of $3.3 million at May 31, 2005), for which we have requested and received a written waiver of our noncompliance through the quarter ending August 31, 2005. Additionally, we have debt agreements, with an aggregate principal amount outstanding as of May 31, 2005 of $22.9 million that, among other things, allow the lender to accelerate the indebtedness upon a default by us under other indebtedness and prohibit us from incurring additional indebtedness unless we are in compliance with specified financial ratios. As of May 31, 2005, we satisfied these ratios. If we fail to comply with applicable financial covenants or are unsuccessful in obtaining the necessary waivers in future periods, the lenders may elect to accelerate the indebtedness described above and foreclose on the collateral pledged to secure the indebtedness. We believe that, primarily as a result of the Financial Program, we have sufficient financial resources to repay the outstanding balance on the debt on which we were out of covenant compliance as of May 31, 2005. Accordingly, the obligation for which we have received a waiver is reflected in the accompanying balance sheet under the original contractual maturity.

Contractual Obligations

As of August 31, 2004, our commitments to make future payments under long-term contractual obligations were as follows (amounts in thousands):

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Long-term debt(1)	$123,641	$16,503	$53,129	$22,793	$31,216
Operating Leases	131,958	9,480	18,052	17,131	87,295

Total	$255,559	$25,983	$71,181	$39,924	$118,511

(1)	Amounts shown are for the principal portion of the long-term debt payment only. Future interest obligations will vary with changes in future LIBOR rates, making an accurate projection of future interest payment difficult.

Critical Accounting Estimates

The preparation of our financial statements requires that management make estimates and judgments that affect the financial position and results of operations. Management continues to review its accounting policies and evaluate its estimates, including those related to contingencies and litigation, deferred taxes, merchandise inventories, goodwill, long-lived assets and warehouse closure costs. We base our estimates on historical experience and on other assumptions that management believes to be reasonable under the present circumstances. These accounting policies, under different conditions or using different estimates, could show materially different results on our financial condition and results of operations.

Contingencies and Litigation: In the ordinary course of our business, we are periodically named as defendants in various lawsuits, claims and pending actions. The principal risks that we insure against are workers’ compensation, general liability, vehicle liability, property damage, employment practices, errors and omissions, fiduciary liability and fidelity losses. If a potential loss arising from these lawsuits, claims and actions is probable and reasonably estimable, we record the estimated liability based on circumstances and assumptions existing at the time. While we believe the recorded liabilities are adequate, there are inherent limitations in the estimation process whereby future actual losses may exceed projected losses, which could materially adversely affect our results of operations or financial condition.

Deferred Taxes: A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. As of May 31, 2005, we evaluated our deferred tax assets and liabilities and determined that, in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” a valuation allowance is necessary for certain foreign deferred tax asset balances, primarily because of the existence of significant negative objective evidence, such as the fact that certain countries are in a cumulative loss position for the past three years.

We have federal and state tax net operating loss carry-forwards, or NOLs, at August 31, 2004 of approximately $41.1 million and $7.1 million, respectively. In calculating the tax provision, and assessing the likelihood that we will be able to utilize the deferred tax assets, we considered and weighed all of the evidence, both positive and negative, and both objective and subjective. We factored in the inherent risk of forecasting revenue and expenses over an extended period of time and considered the potential risks associated with our business. Because of our history of U.S. income and based on projections of future taxable income in the U.S., which have increased due to the implementation of the Financial Program (as described in Note 6 to the Consolidated Financial Statements for the Nine Months Ended May 31, 2005 included herein), we were able to determine that there was sufficient positive evidence to support the conclusion that it was more likely than not that we would be able to realize the U.S. deferred tax assets by generating taxable income during the carry-forward period. However, if we do not achieve our projections of future taxable income in the U.S., we could be required to take a charge to earnings related to the recoverability of these deferred tax assets. Also, as a result of the Financial Program, we believe that due to the deemed change of ownership (as defined in section 382 of the Internal Revenue Code), there will be annual limitations in the amount of U.S. profits that may be offset by NOLs. While the exact amount of this limitation has not yet been determined, based on preliminary calculations, we do not believe this will impact the recoverability of these NOLs. Due to their shorter recovery period and limitations applicable under section 383 of the Internal Revenue code regarding changes of ownership, we have maintained valuation allowances on U.S. foreign tax credits and capital loss carryforwards.

As a result of significant losses in many of our foreign subsidiaries at May 31, 2005, we have concluded that full valuation allowances are necessary in all but two of our subsidiaries. We have factored in the inherent risk of forecasting revenue and expenses over an extended period of time and also considered the potential risks associated with our business. There was insufficient positive evidence to overcome the existence of the negative objective evidence of cumulative losses. As a result, management concluded that it was more likely than not that the deferred tax assets would not be realized in these subsidiaries.

Merchandise Inventory: We record our inventory at the lower of cost (average cost) or market. We provide for estimated inventory losses between physical inventory counts on the basis of a percentage of sales. The provision is adjusted periodically (monthly) to reflect the trend of actual physical inventory count results, with physical inventories occurring primarily in the second and fourth fiscal quarters. In addition, we monitor slow-moving inventory to determine if provisions should be taken for expected markdowns below the carrying cost of certain inventory to expedite the sale of such merchandise.

Goodwill: Statement of Financial Accounting Standards No. 142, “Accounting for Goodwill and Other Intangibles,” requires that we test goodwill for impairment based on a comparison of fair values to the carrying values of our reporting units (subsidiaries). The determination of fair value for a reporting unit involves the use of assumptions and estimates such as the future performance of the operations of the reporting unit and discount rates used to determine the current value of expected future cash flows of the reporting unit. Any change in these assumptions and estimates, and other factors such as inflation rates, competition and general economic conditions, could cause the calculated fair value of the operating unit to decrease significantly.

Long-lived Assets: We periodically evaluate our long-lived assets for indicators of impairment. Management’s judgments are based on market and operational conditions at the time of the evaluation and can include management’s best estimate of future business activity. These periodic evaluations could cause management to conclude that impairment factors exist, requiring an adjustment of these assets to their then-current fair market value consistent with SFAS 144. Future business conditions and/or activity could differ materially from the projections made by management causing the need for additional impairment charges. We recorded a $7.1 million impairment charge in the third quarter of fiscal 2005 to write-down the long-lived assets of our U.S. Virgin Islands warehouse club. This charge was taken because future undiscounted cash flows expected from that operation which, while positive over the expected life of the associated long-lived assets, are not sufficient to recover the carrying value of those assets as of May 31, 2005.

Warehouse Closure Costs: We provide estimates for warehouse club closing costs when it is appropriate to do so, based on the applicable accounting principles. We have established lease obligation liabilities for our closed leased warehouse clubs. The lease obligations are based on the present value of the rent liabilities reduced by the estimated income from the subleasing of these properties. We are continually evaluating the adequacy of our closed warehouse club lease obligations based upon the status of existing or potential subleasing activity and make appropriate adjustments to the lease obligations as a result of these evaluations. Future circumstances may result in our actual future closing costs or the amount recognized upon sale or sublease of the property to differ materially from the original estimates.

Basis of Presentation: The consolidated financial statements include the assets, liabilities and results of operations of our majority and wholly owned subsidiaries that are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation. Our 50% owned Mexico joint venture is accounted for under the equity method of accounting.

Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between SFAS 146 and Issue 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recorded as a liability when incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. We recorded closure costs of $3.5 million and $5.3 million in fiscal years 2004 and 2003, respectively (See “Note 8 – Asset Impairment Charges and Closure Costs” in the Notes to Consolidated Annual Financial Statements included herein).

In January, 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, or ARB 51. FASB Interpretation No. 46 was revised in December 2003 and clarifies the application of ARB 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The application of FASB Interpretation No. 46 may require that an entity be subject to consolidation even though the investor does not have a controlling financial interest that, under ARB 51, was usually deemed to exist through ownership of a majority voting interest. FASB Interpretation No. 46, as revised, is generally effective for all entities subject to the interpretation no later than the end of the first reporting period that ends after March 15, 2004. The adoption of this interpretation did not have an impact on our consolidated results of operations, financial position or cash flows.

Emerging Issues Task Force Issue No. 02-16, which we refer to as EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received by a Vendor,” addresses how a reseller should account for cash consideration received from a vendor. Under this provision, effective for arrangements entered into or modified after December 31, 2002, cash consideration received from a vendor is generally presumed to be a reduction of the prices of the vendor’s products and, therefore, should be characterized as a reduction of these costs. The adoption of the provisions of EITF 02-16 did not result in any changes in our reported net income, but certain consideration which had been classified as other income in prior years is now reflected as a reduction of cost of sales. As permitted by the transition provisions of EITF 02-16, other income and cost of sales in prior periods have been reclassified to conform to the current period presentation. This resulted in a decrease in other income and an offsetting decrease in net warehouse cost of goods sold of $688,000, $1.1 million and $3.5 million in fiscal 2004, 2003 and 2002, respectively.

Emerging Issues Task Force Issue No. 03-10, which we refer to as EITF 03-10, “Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers,” provides guidance for the reporting of vendor consideration received by a reseller as it relates to manufacturers’ incentives (such as rebates or coupons) tendered by consumers. Vendor consideration may be included in revenues only if defined criteria are met; otherwise, such consideration would be recorded as a decrease in cost of goods sold. The provisions of EITF 03-10 became effective for transactions entered into by consumers in fiscal periods beginning after November 25, 2003 and, therefore apply to transactions starting with our second fiscal quarter of 2004. The adoption of EITF 03-10 did not affect our consolidated gross profit or net loss, as there was not a material impact on the consolidated financial statements.

In November 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets- An Amendment of APB No. 29,” or SFAS 153. The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance - that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. We have not yet adopted this pronouncement and are currently evaluating the expected impact that the adoption of SFAS 153 will have on our consolidated financial position, results of operations and cash flows.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-An Amendment of ARB No. 43, Chapter 4,” or SFAS 151. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS 151 requires that allocation of fixed and production facilities overheads to conversion costs should be based on normal capacity of the production facilities. The provisions in this statement are effective for inventory costs incurred during fiscal periods beginning after June 15, 2005. We have not yet adopted this pronouncement and are currently evaluating the expected impact that the adoption of SFAS 151 will have on our consolidated financial position, results of operations and cash flows.

During December 2004, the FASB issued Statement No. 123R, “Share-Based Payment,” or SFAS 123R, which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Stock-based payments include stock option grants. We grant options to purchase common stock to some of our employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. SFAS 123R is effective for all interim or annual periods beginning after June 15, 2005. Early adoption is encouraged and retroactive application of the provisions of SFAS 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required. We have not yet adopted this pronouncement and are currently evaluating the expected impact that the adoption of SFAS 123R will have on our consolidated financial position, results of operations and cash flows.

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. We are required to adopt the provisions of FIN 47 no later than the end of our fiscal 2006. We have not yet adopted this Interpretation and are currently evaluating the expected impact that the adoption of FIN 47 will have on our consolidated financial position, results of operations and cash flows.

In May 2005, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” or SFAS 154, requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. We are required to adopt the provisions of SFAS 154, as applicable, beginning in fiscal 2007.

Quantitative and Qualitative Disclosures about Market Risk

We, through majority or wholly owned subsidiaries, conduct operations primarily in Latin America, the Caribbean and Asia, and as such are subject to both economic and political instabilities that cause volatility in foreign currency exchange rates or weak economic conditions. As of May 31, 2005 and August 31, 2004, we had a total of 26 consolidated warehouse clubs operating in 12 foreign countries and one U.S. territory (excluding the three warehouse clubs owned in Mexico through our 50/50 joint venture). Nineteen of the 26 warehouse clubs operate under currencies other than the U.S. dollar. For the nine months ended May 31, 2005 and May 31, 2004, approximately 79% of our net warehouse sales were in foreign currencies and for fiscal 2004, approximately 78% of our net warehouse sales were in foreign currencies. We may enter into additional foreign countries in the future or open additional locations in existing countries, which may involve similar economic and political risks as well as challenges that are different from those currently encountered. Foreign currencies in most of the countries where we operate have historically devalued against the U.S. dollar and are expected to continue to devalue. For example, the Dominican Republic experienced a currency devaluation of approximately 81% during fiscal 2003 and approximately 13% during fiscal 2004. There can be no assurance that we will not experience any other materially adverse effects on our business, financial condition, operating results, cash flow or liquidity, from currency devaluations in other countries, as a result of the economic and political risks of conducting an international merchandising business.

Foreign exchange transaction gains/(losses), which are included as a part of the costs of goods sold in the consolidated statement of operations, were approximately $1.4 million and $(550,000) for the nine months ended May 31, 2005 and 2004, respectively, and were approximately $579,000, $605,000 and $1.2 million for fiscal years 2004, 2003 and 2002, respectively. Translation adjustment gains/(losses) from our share of non- U.S. denominated majority or wholly owned subsidiaries and investment in affiliate, resulting from the translation of the assets and liabilities of the subsidiaries into U.S. dollars were $1.5 million for the nine months ended May 31, 2005 and $(4.3) million and $(7.7) million for fiscal 2004 and 2003 respectively. Foreign exchange gains/(losses) were positively impacted by $919,000 relating to the Dominican Republic during the first nine months of fiscal 2005. The Dominican Republic experienced a favorable currency revaluation of approximately 41% between the quarter ended May 31, 2004 and the quarter ended May 31, 2005.

The following is a listing of each country or territory where we currently operate or anticipate operating in and their respective currencies, as of May 31, 2005:

Country/Territory	Number of Warehouse Clubs in Operation	Anticipated Warehouse Club Openings in FY 2006	Currency
Panama	4	—	U.S. Dollar
Costa Rica	3	1	Costa Rican Colon
Philippines	4	—	Philippine Peso
Mexico*	—	—	Mexican Peso
Dominican Republic	2	—	Dominican Republic Peso
Guatemala	2	—	Guatemalan Quetzal
El Salvador	2	—	U.S. Dollar
Honduras	2	—	Honduran Lempira
Trinidad	2	—	Trinidad Dollar
Aruba	1	—	Aruba Florin
Barbados	1	—	Barbados Dollar
Guam	—	—	U.S. Dollar
U.S. Virgin Islands	1	—	U.S. Dollar
Jamaica	1	—	Jamaican Dollar
Nicaragua	1	—	Nicaragua Cordoba Oro

Totals	26	1

*	Warehouse clubs are operated through a 50/50 joint venture, which is accounted for under the equity method. During the second quarter of fiscal 2005, we announced that we and Grupo Gigante S.A. had decided to close the warehouse club operations in Mexico.

We are exposed to changes in interest rates on various debt facilities. A hypothetical 100 basis point adverse change in interest rates along the entire interest rate yield curve could adversely affect our pre-tax net loss (excluding any minority interest impact) by approximately $396,000 on an annualized basis.

Philippines Sales Trends and Projected Losses

Our Philippines operations, consisting of four warehouse clubs in Metro Manila (along with one former and currently unoccupied warehouse club), are performing well below management’s expectation, with sales growth below plan, resulting in operating losses and negative cash flow over the past year (including the most recent fiscal quarter). We believe that two primary reasons for these results are: (i) the business has not been adequately capitalized; and (ii) the distribution of U.S. merchandise to the Philippines has not been maintained at a sufficiently consistent level. An additional negative factor is the current series of disputes between us and E Class Corporation (which owns 38% of the Philippines business). Operating losses and negative cash flow may continue for the foreseeable future, and therefore we are considering alternatives which may be available with respect to this business.

Public Company Compliance Costs and Considerations

We incur certain costs associated with being a publicly traded company. We have determined that, as a result of the announcement made by the SEC on March 2, 2005, we will have an additional year, until fiscal 2006, to comply with Section 404 of the Sarbanes-Oxley Act. As a result of such determination, beginning with fiscal year 2006, the direct and indirect costs associated with Sarbanes-Oxley Section 404 compliance will add significantly to our costs associated with being a publicly traded company. The expenses associated with implementing the additional processes and procedures necessary for Section 404 compliance have cost approximately $1.4 million, on a fiscal year-to-date basis. As of May 31, 2005, the cost of initial implementation and on-going compliance is particularly high for us due to the multiple geographic areas in which we operate (12 countries and one U.S. territory). Moreover, Section 404 compliance will inevitably result in a diversion of management time and attention from other duties.

Over the past several months, we have been monitoring the cost of operating as a public company to determine whether in our judgment the direct and indirect costs outweigh the benefits to us and our stockholders. We understand that several other companies are evaluating similar questions. As a result, on February 25, 2005, we announced that our management, board of directors and significant stockholders are beginning to explore possible transactions that would result in our ceasing to be subject to SEC reporting requirements. These possible transactions include, among others, a reverse stock split in which stockholders who do not hold a minimum number of shares of our common stock would have their shares converted into cash or a tender offer by us or significant stockholders for shares of our common stock. Other alternatives that we could consider and evaluate would include a sale or merger of the business; or selling significant parts of the business and taking the remainder private.

Although we have not reached any conclusions about whether the costs of being a publicly traded SEC reporting company outweigh the benefits, we are evaluating alternatives to remaining an SEC reporting company. Any such transaction would be designed to result in our having less than 300 stockholders of record as of the end of a fiscal year or otherwise making us eligible to cease making SEC filings, such as Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Depending on the form of transaction selected, if any, we or any entity formed by significant stockholders might not seek to acquire or otherwise cash out all existing shares held by unaffiliated stockholders but rather just that portion that would be necessary for us to terminate our SEC reporting requirements. In analyzing transaction alternatives, our management, board of directors and significant stockholders will take into account our ongoing rights offering and its impact on such alternatives. The implementation of any such transaction also would result in the delisting of our common stock from the Nasdaq National Market.

While we have engaged in discussions with minority partners in some locations as to sales of those locations, we have not engaged in any substantive discussions regarding these alternatives with any affiliated or unaffiliated third parties nor have we retained investment bankers, appraisers or other advisors. We do not know whether if we were to engage in any exploration of alternatives that we would be able to find any potential acquirer that would be willing to buy us at a price that our board of directors and stockholders would find acceptable. Consequently, while we believe it may become appropriate to consider the possibility of such a transaction, we are not in a position to evaluate the likelihood that any such proposal will be made or, even if a proposal were to be made, whether a transaction would be consummated. Any such proposal would depend on a number of factors at a future time, including our business and prospects, our operating and financial performance in the interim and the market price for our securities.

BUSINESS

Our business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. The number of warehouse clubs in operation, as of May 31, 2005 and May 31, 2004, our ownership percentages and basis of presentation for financial reporting purposes by each country or territory are as follows:

Country/Territory	Number of Warehouse Clubs in Operation (as of May 31, 2005)	Number of Warehouse Clubs in Operation (as of May 31, 2004)	Ownership (as of May 31, 2005)	Basis of Presentation
Panama	4	4	100%	Consolidated
Costa Rica	3	3	100%	Consolidated
Dominican Republic	2	2	100%	Consolidated
Guatemala	2	2	100%	Consolidated
Philippines	4	3	52%	Consolidated
El Salvador	2	2	100%	Consolidated
Honduras	2	2	100%	Consolidated
Trinidad	2	2	90%	Consolidated
Aruba	1	1	90%	Consolidated
Barbados	1	1	100%	Consolidated
Guam	—	—	100%	Consolidated
U.S. Virgin Islands	1	1	100%	Consolidated
Jamaica	1	1	67.5%	Consolidated
Nicaragua	1	1	51%	Consolidated

Totals	26	25

Mexico	—	3	50%	Equity

Grand Totals	26	28

During fiscal 2004, we opened a new U.S.-style membership shopping warehouse club in the Philippines and closed our warehouse club in Guam. At the end of fiscal 2004, the total number of consolidated warehouse clubs in operation was 26, operating in 12 countries and one U.S. territory in comparison to 26 warehouse clubs operating in 12 countries and two U.S. territories at the end of fiscal 2003, and 26 consolidated warehouse clubs operating in ten countries and two U.S. territories at the end of fiscal 2002. The average life of the 26 warehouse clubs in operation as of August 31, 2004 was 47 months. The average life of the 26 warehouse clubs in operation as of August 31, 2003 was 36 months. We had three additional warehouse clubs in Mexico as part of a 50/50 joint venture with Grupo Gigante, S.A. de C.V. as of the end of fiscal years 2004 and 2003.

During the first quarter of fiscal 2005, we announced that we had entered into an agreement to acquire land in San Jose, Costa Rica for a planned fourth location in that market which we plan to open in fiscal year 2006. On February 11, 2005, it was announced that we and Grupo Gigante S.A. had decided to close the warehouse club operations of PSMT Mexico, S.A. de C.V. This closure was completed February 28, 2005. PSMT Mexico, S.A. de C.V. is a 50/50 joint venture of PriceSmart and Grupo Gigante S.A. de C.V. which operated three membership warehouse clubs in Mexico. The joint venture will continue to have real estate assets and is evaluating various business strategies associated with those assets, including leasing, selling or further commercial development of the sites.

During the third quarter of fiscal year 2005, we acquired the minority interest in our PriceSmart Guatemala subsidiary, which previously had been 66% owned by us.

In addition to the warehouse clubs operated directly by us or through joint ventures, there was one warehouse club in operation in Saipan, Micronesia licensed to and operated by local business people, through which we earned a licensee fee. During the second quarter of fiscal 2005, we terminated the license agreement with our China licensee, under which the China licensee previously operated 11 warehouse clubs. We have not recorded any licensing revenue under the China license agreement in fiscal 2005 (see “—International Licensee Business”).

Between our spin-off from Price Enterprises, Inc. in 1997 and 2001, we also operated a travel program that offered discounted prices on airline tickets, cruises, travel packages, car rentals and hotels, primarily to Costco, Inc. members; operated an auto referral business; held certain city notes receivable; and held real property that was available for sale.

International Warehouse Club Business

We own and operate U.S.-style membership shopping warehouse clubs through majority or wholly owned ventures operating in Latin America, the Caribbean and Asia using the trade name “PriceSmart.” The warehouse clubs sell basic consumer goods, to individuals and businesses, typically comprised of approximately 45% U.S.-sourced merchandise and approximately 55% locally sourced merchandise, with an emphasis on quality and low prices. By offering low prices on brand name and private label merchandise, the warehouse clubs seek to generate sufficient sales volumes to operate profitably at relatively low gross profit margins. The typical no-frills warehouse club-type buildings range in size from 40,000 to 50,000 square feet of selling space and are located primarily in urban areas to take advantage of dense populations and relatively higher levels of disposable income. Product selection includes perishable foods and basic consumer products. Ancillary services include food services, bakery, tire centers, photo centers, pharmacy and optical departments. The shopping format generally includes an annual membership fee of approximately $25.

Typically, when entering a new market we enter into licensing and technology transfer agreements with a newly created joint venture company (in which we are the majority stockholder and whose minority stockholders are local business people) pursuant to which we provide our know-how package, which includes training and management support, as well as access to our computer software systems and distribution channels. The license also includes the right to use the “PriceSmart” mark and certain other trademarks. We believe that the local business people have been interested in entering into such joint ventures and obtaining such licenses for a variety of reasons, including the successful track record of our management team and our smaller format membership clubs, the opportunity to purchase U.S.-sourced products, the benefits of our modern distribution techniques and the opportunity to obtain exclusive rights to use our trademarks in the region.

Business Strategy

Our mission is to efficiently operate U.S.-style membership warehouse clubs in Latin America, the Caribbean, and the Philippines that sell high quality merchandise at low prices to our members and that provide fair wages and benefits to our employees as well as a fair return to our stockholders. We deliver quality imported U.S. brand-name and locally sourced products to our small business and consumer members in a warehouse club format that provides the highest possible value to our members. By focusing on providing exceptional value on quality merchandise in a low cost operating environment, we seek to grow sales volume and membership which in turn will allow for further efficiencies and price reductions and ultimately improved value to our members.

Membership Policy

Our membership fee structure was specifically designed to allow pricing flexibility from country to country. We believe that membership reinforces customer loyalty. In addition, membership fees provide a continuing source of revenue. We have two primary types of members: Business and Diamond (individual).

Business owners and managers qualify for Business membership. We promote Business membership through our merchandise selection and our marketing programs primarily targeting wholesalers, institutional buyers and retailers. Business members pay an annual membership fee which approximates $25 for a primary and spouse membership card and approximately $12 for additional add-on membership cards. Individual members pay an annual membership fee which approximates $25 and an approximate fee of $12 for an add-on membership card.

We recognize membership fee revenues over the term of the membership, which is 12 months. Deferred revenue is presented separately on the face of the balance sheet and totaled $4.2 million and $4.1 million as of August 31, 2004 and 2003, respectively. Our membership agreements contain an explicit right to refund if our customers are dissatisfied with their membership. Our historical rate of membership fee refunds has been approximately 0.5% of membership income, or approximately $45,000, $42,000 and $45,000 for each of the years ended August 31, 2004, 2003 and 2002, respectively.

Expansion Plans

In the past, we have rapidly expanded into new countries and markets as part of our strategy to gain volume buying benefits and to move quickly into underserved areas. We are currently focusing our management attention on improving the operations of our current locations and believe that our existing portfolio provides the opportunity for improved sales and profitability. However, we continue to identify and evaluate various options for expansion, particularly in the countries in which we have already established a strong market presence. In that regard, during the first quarter of fiscal 2005, we announced that we have acquired land in San Jose, Costa Rica for the construction of a fourth warehouse club in that country.

Warehouse Club Closings and Asset Impairment

During fiscal 2003, we closed three warehouse clubs, one each in Dominican Republic, Ortigas, Metro Manila, Philippines and Guatemala. We also closed our warehouse club in Guam on December 24, 2003 and our Commerce, California distribution center on August 31, 2004. The decision to close the warehouse clubs resulted from the determination that the locations were not conducive to the successful operation of one of our warehouse clubs.

As a result of the closures mentioned above, during fiscal 2003, we recorded closure costs and impairment charges of $7.2 million related to those warehouse clubs closed as of August 31, 2003. Impairment charges of $1.9 million were included in the $7.2 million, reflecting the difference between the carrying value and the fair value of those long-lived assets (building improvements and fixtures and equipment) that were not expected to be utilized at future warehouse club locations. Also during fiscal 2003, we recorded non-cash asset impairment charges of $4.5 million to write-down long-lived assets related to underperforming warehouse clubs in Guam (subsequently closed in fiscal 2004) and the United States Virgin Islands. These charges also reflected the difference between the carrying value and fair value of those long-lived assets that were not expected to be utilized at future warehouse club locations. The fair value of long-lived assets was based on estimated selling prices for similar assets.

During fiscal 2004, we recorded approximately $3.5 million of additional closure costs related to the four closed warehouse clubs and one closed distribution center. We also recorded approximately $3.2 million in non-cash impairment charges related to the write-down of the carrying value of the building at the closed warehouse club in the Philippines. This charge results from revised cash flow estimates regarding the marketability of the land and building for this location. The original estimate regarding the market price of leasing these assets was derived from negotiations that discontinued during the second quarter of fiscal 2004. At that time, we believed the price being offered was a reasonable estimate of market value. However, during the third quarter an offer was received at a significantly lower price; therefore, we revised our estimates downward.

During the fourth quarter of fiscal 2004, due to the historical operating losses and management’s assessment as to the inability to recover the full carrying amount of our investment in PSMT Mexico, S.A. de C.V., we recorded charge of $3.1 million to reduce our “investment in unconsolidated affiliate.” On February 11, 2005, we, along with our joint venture shareholder, Grupo Gigante S.A. de C.V., announced that we were closing the warehouse operations of PSMT Mexico, S.A. de C.V. effective February 28, 2005. At that time we indicated that we believed that the closure would not result in a significant loss for PriceSmart, Inc. While this is still our view with respect to the total carrying value of that investment, PSMT Mexico continues to incur operating losses during this period of merchandise and asset liquidation and the settlement of contractual obligations. We are a 50% shareholder in PSMT Mexico, S.A. de C.V. and account for our investment under the equity accounting method.

During the third quarter of 2005 we recorded a $7.1 million non-cash asset impairment charge associated with the write-down of long-lived assets (leasehold improvements, and furniture and equipment) at our U.S. Virgin Islands warehouse club operation. This charge was taken because future undiscounted cash flows expected from that operation which, while positive over the expected life of the associated long-lived assets, are not sufficient to recover the carrying value of those assets as of May 31, 2005. Consequently, the carrying value of those assets was reduced to an estimated fair value as required under SFAS 144. Sales continue to increase in the U.S. Virgin Islands but the on-going cost structure (which is higher than our other club locations) and management’s inability to make substantial improvement in the margins necessary to generate sufficient cash flows relative to the carrying value of the underlying assets, have made it necessary to take this charge. We also recorded a net non-cash charge of $633,000 in the third quarter of 2005 related to the sub-leasing of two of our four previously closed warehouse club locations, including the write-off of assets at the Plaza, Guatemala location.

International Licensee Business

We had 12 warehouse clubs in operation (11 in China and one in Saipan, Micronesia) licensed to and operated by local business people at the end of fiscal 2004, through which we had been primarily earning license fees on a per warehouse club basis, and also earned other fees in connection with certain licensing and technology transfer agreements and sales of products purchased from us.

During the second fiscal quarter of 2004, representatives of our company and our China licensee held discussions with regards to payments to be made by the licensee to us under the PRC Technology License Agreement (Amended) entered into in February 2001. In this regard, the licensee failed to satisfy certain of these payment obligations, asked us to relieve it from some of the payment obligations and sought related modifications to the parties’ relationship. During the pendency of the parties’ discussions, we agreed to a temporary moratorium on certain payment obligations. In October 2004, we concluded that, in view of the lack of substantive progress arising from the parties’ discussions, we should proceed with sending a notice of default relating to the licensee’s non-payment. Accordingly, on October 7, 2004, we issued a notice of default to the licensee, demanding the payment of $1,403,845 within 30 days for previously unbilled license fees and interest. We did not receive timely payment. Accordingly, we terminated the PRC Technology License Agreement (Amended), as well as the PRC Trademark License Agreement which we have also entered into with the licensee, by letter dated December 10, 2004. As a result of the above, we have fully reserved the outstanding receivable by recording a bad debt expense of $0.6 million and have not recorded revenue from this license relationship since the third quarter of fiscal 2004.

Intellectual Property Rights

It is our policy to obtain appropriate proprietary rights protection for trademarks by filing applications for registrable marks with the U.S. Patent and Trademark Office, and in certain foreign countries. In addition, we rely on copyright and trade secret laws to protect our proprietary rights. We attempt to protect our trade secrets and other proprietary information through agreements with our joint venturers, employees, consultants and suppliers and other similar measures. There can be no assurance, however, that we will be successful in protecting our proprietary rights. While management believes that our trademarks, copyrights and other proprietary know-how have significant value, changing technology and the competitive marketplace make our future success dependent principally upon our employees’ technical competence and creative skills for continuing innovation.

There can be no assurance that third parties will not assert claims against us with respect to existing and future trademarks, trade names, sales techniques or other intellectual property matters. In the event of litigation to determine the validity of any third-party’s claims, such litigation could result in significant expense to us and divert the efforts of our management, whether or not such litigation is determined in our favor.

While we have registered under various classifications the mark “PriceSmart” in several countries, certain registration applications remain pending; because of objections by one or more parties, there can be no assurance that we will obtain all such registrations or that we have proprietary rights to the marks.

In August 1999, our company and Associated Wholesale Grocers, Inc. entered into an agreement regarding the trademark “PriceSmart” and related marks containing the name “PriceSmart.” We have agreed not to use the “PriceSmart” mark or any related marks containing the name “PriceSmart” in connection with the sale or offer for sale of any goods or services within Associated Wholesale Grocers’ territory of operations, including the following ten states: Kansas, Missouri, Arkansas, Oklahoma, Nebraska, Iowa, Texas, Illinois, Tennessee and Kentucky. We however, may use the mark “PriceSmart” or any mark containing the name “PriceSmart” on the internet or any other global computer network whether within or outside such territory, and in any national advertising campaign that cannot reasonably exclude the territory, and we may use the mark in connection with various travel services. Associated Wholesale Grocers has agreed not to oppose any trademark applications filed by us for registration of the mark “PriceSmart” or related marks containing the name “PriceSmart,” and Associated Wholesale Grocers has further agreed not to bring any action for trademark infringement against us based upon our use outside the territory (or with respect to the permitted uses inside the territory) of the mark “PriceSmart” or related marks containing the name “PriceSmart.”

Employees

As of August 31, 2004, we and our consolidated subsidiaries had a total of 3,314 employees. Approximately 94% of our employees were employed outside of the United States.

Seasonality

Historically, our merchandising businesses have experienced holiday retail seasonality in their markets. In addition to seasonal fluctuations, our operating results fluctuate quarter-to-quarter as a result of economic and political events in markets served by us, the timing of holidays, weather, the timing of shipments, product mix, and currency effects on the cost of U.S.-sourced products which may make these products more expensive in local currencies and less affordable. Because of such fluctuations, the results of operations of any quarter are not indicative of the results that may be achieved for a full fiscal year or any future quarter. In addition, there can be no assurance that our future results will be consistent with past results or the projections of securities analysts.

Properties

Warehouse Club Properties. We, through our majority or wholly owned ventures or equity joint venture, own and/or lease properties in each country or territory in which we operate warehouse clubs. All buildings, both owned and leased, are constructed by independent contractors. The following is a summary of warehouse club locations currently owned and/or leased by country or territory:

Country / Territory	Date Opened or Anticipated	Date Closed	Ownership / Lease
Panama:
Los Pueblos	October 25, 1996		Own land and building
Via Brazil	December 4, 1997		Lease land and building
El Dorado	November 11, 1999		Lease land and building
David	June 15, 2000		Own land and building
Guatemala:
Mira Flores	April 8, 1999		Lease land and building
Guatemala City	August 24, 2000	August 15, 2003	Lease land and building(3)
Pradera	May 29, 2001		Lease land and building
Costa Rica:
Zapote	June 25, 1999		Own land and building
Escazu	May 12, 2000		Own land and building
Heredia	June 30, 2000		Own land and building
Llorente	Fiscal 2006		Own land and will own building
Dominican Republic:
Santo Domingo	December 10, 1999		Own land and building
Santiago	December 14, 1999		Own land and building
East Santo Domingo	October 12, 2000	June 15, 2003	Own land and building
El Salvador:
Santa Elena	August 26, 1999		Own land and building
San Salvador	April 13, 2000		Own land and building
Honduras:
San Pedro Sula	September 29, 1999		Own land and building
Tegucigalpa	May 31, 2000		Lease land and building
Aruba:
Oranjestad	March 23, 2001		Lease land and building
Barbados:
Bridgetown	August 31, 2001		Lease land and building
Philippines:
Fort Bonifacio	May 18, 2001		Lease land(1)
Ortigas	November 8, 2001	August 3, 2003	Lease land(1)(3)
Congressional	March 15, 2002		Lease land(1)
Alabang	November 16, 2002		Lease land(1)
Aseana	June 9, 2004		Lease land(1)
Trinidad:
Chaguanas	August 4, 2000		Own land and building
Port of Spain	December 5, 2001		Lease land(1)
U.S. Virgin Islands:
St. Thomas	May 4, 2001		Lease land(1)
Guam:
Barrigada	March 8, 2002	December 24, 2003	Lease land and building
Jamaica:
Kingston	March 28, 2003		Own land and building
Nicaragua:
Managua	July 25, 2003		Own land and building
Mexico:
Irapuato	November 14, 2002	February 28, 2005	Own land and building(2)
Celaya	November 16, 2002	February 28, 2005	Own land and building(2)
Queretaro	March 1, 2003	February 28, 2005	Own land and building(2)

(1)	We constructed, at our expense, the building on land that we lease.
(2)	Land and building are owned through a 50/50 joint venture which is accounted for under the equity method.
(3)	The land and buildings for these closed locations have been subleased to third-parties.

Corporate Headquarters. We maintain our headquarters at 9740 Scranton Road, San Diego, California 92121-1745. We lease approximately 35,000 square feet of office space at a rate $47,115 per month, with a 2% annual increase. The current term expires on March 31, 2011. We leased a 32,387 square foot facility in Commerce, California at a rate of $16,546 per month that expired on May 31, 2005. The use of the Commerce, California facility was discontinued on August 31, 2004, resulting in a charge of $149,000 to the financial statements ended as of the same date. Additionally, we lease two facilities in Miami, Florida. The first is an 85,300 square foot facility leased at a rate of $39,238 per month that expires on December 31, 2006. The second is a 24,700 square foot facility leased at a rate of $29,601 per month that expires on February 28, 2006. We believe that our existing facilities are adequate to meet our current needs and that suitable additional or alternative space will be available on commercially reasonable terms as needed.

Environmental Matters. We agreed to indemnify Price Enterprises, Inc. for all of Price Enterprises’ liabilities (including obligations to indemnify Costco with respect to environmental liabilities) arising out of Price Enterprises’ prior ownership of properties we previously held for sale and the real properties transferred by Costco to Price Enterprises that Price Enterprises sold prior to the special dividend of our common stock by Price Enterprises on August 29, 1997. Our ownership of real properties and our agreement to indemnify Price Enterprises could subject us to certain environmental liabilities. As discussed below, certain properties are located in areas of current or former industrial activity, where environmental contamination may have occurred.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and remediate releases or threatened releases of hazardous or toxic substances or petroleum products located at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and remediation costs incurred by such parties in connection with the contamination. Under certain of these laws, liability may be imposed without regard to whether the owner knew of or caused the presence of the contaminants. These costs may be substantial, and the presence of such substances, or the failure to remediate properly the contamination on such property, may adversely affect the owner’s ability to sell or lease such property or to borrow money using such property as collateral. Certain federal and state laws require the removal or encapsulation of asbestos-containing material in poor condition in the event of remodeling or renovation. Other federal, state and local laws have been enacted to protect sensitive environmental resources, including threatened and endangered species and wetlands. Such laws may restrict the development and diminish the value of property that is inhabited by an endangered or threatened species, is designated as critical habitat for an endangered or threatened species or is characterized as wetlands.

In 1994, Costco engaged environmental consultants to conduct Phase I assessments (involving investigation without soil sampling or groundwater analysis) at each of the properties that Costco transferred to Price Enterprises in 1994, including the properties we previously held for sale. We are unaware of any environmental liability or noncompliance with applicable environmental laws or regulations arising out of the properties we previously held for sale or the real properties transferred by Costco to Price Enterprises and sold prior to the distribution that we believe would have a material adverse effect on our business, assets or results of operations. Nevertheless, there can be no assurance that our knowledge is complete with regard to, or that the Phase I assessments have identified, all material environmental liabilities.

We are aware of certain environmental issues, which we do not expect to have a material adverse effect on our business, financial condition, operating results, cash flow or liquidity, relating to three properties transferred from Costco to Price Enterprises that were sold prior to the distribution. We agreed to indemnify Price Enterprises for environmental liabilities arising out of such properties. Set forth below are summaries of certain environmental matters relating to these properties:

Meadowlands: The Meadowlands site is an unimproved, 12.9-acre site located in Meadowlands, New Jersey. A prior owner used this site as a debris disposal area. Elevated levels of heavy metals (including a small area contaminated with polychlorinated biphenyl) and petroleum hydrocarbons are present in soil at the Meadowlands site. To date, we have not been advised that Price Enterprises has been notified by any governmental authority, and is not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with the Meadowlands site. Price Enterprises sold the Meadowlands site on August 11, 1995. Nevertheless, Price Enterprises’ previous ownership of the Meadowlands site creates the potential of liability for remediation costs associated with groundwater beneath the site.

Silver City: The Silver City, New Mexico site contains petroleum hydrocarbons in the soil and groundwater. There are no known receptors (groundwater users) down gradient of the Silver City site and the extent of soil and groundwater contamination is limited. On March 20, 1996, Price Enterprises sold the Silver City site and retained responsibility for certain environmental matters. We are continuing to remediate the soil and groundwater at this property under supervision of local authorities.

Legal Proceedings

From time to time, we and our subsidiaries are subject to legal proceedings, claims and litigation arising in the ordinary course of business, including those identified below, the outcome of which, in the opinion of management, would not have a material adverse effect on us. We evaluate such matters on a case by case basis, and vigorously contests any such legal proceedings or claims which we believe are without merit.

On November 17, 2003, the first in a series of seven federal securities fraud class action lawsuits were filed in the United States District Court for the Southern District of California against us and certain of our former and present officers and directors, now consolidated as In re PriceSmart, Inc. Securities Litigation, Lead Case No. 03cv02260L (LSP). Six of the complaints asserted claims against (1) us, (2) our former President and Chief Executive Officer Gilbert Partida, and (3) our former Chief Financial Officer Allan C. Youngberg. On behalf of a proposed class of persons who purchased our common stock between December 20, 2001 and November 7, 2003, plaintiffs asserted claims under Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934, as amended, and SEC Rule 10b-5 promulgated thereunder, based on the allegation that defendants made material misstatements and omissions in connection with the financial statements that were the subject of a financial restatement. Plaintiffs seek damages on behalf of the proposed class.

The seventh federal securities fraud complaint, Performance Capital L.P. v. PriceSmart, Inc., Case No. 03cv02561 JAH (S.D. Cal), was filed by investors who purchased our Series A Preferred Stock in January 2002, as well as on behalf of a class of common stock purchasers, and added a breach of fiduciary duty claim against every then-current member of our current Board of Directors, as well as claims under Section 12(a)(2) and Section 15 of the Securities Act of 1933, as amended, or the Securities Act, relating to plaintiffs’ purchase of Series A Preferred Stock. We refer to this litigation as the Performance Capital lawsuit. Plaintiffs sought damages on behalf of the proposed class as well as rescission of their contracts with us regarding the Series A Preferred Stock.

All of the federal securities actions were consolidated before The Honorable John Houston in an order dated September 9, 2004, which also appointed a lead plaintiff on behalf of the proposed class of common stock purchasers. The lead plaintiff filed a consolidated complaint on November 29, 2004, with an expanded proposed class period of November 1, 2001 to December 16, 2003.

Defendants and the plaintiffs who brought the Performance Capital lawsuit entered into a Stipulation of Settlement dated September 3, 2004, which was preliminarily approved by Judge Houston on September 30, 2004. On September 30, 2004, Judge Houston also approved a stipulation appointing the plaintiffs in the Performance Capital lawsuit as lead plaintiff for a proposed sub-class made up of certain purchasers and holders of our Series A Preferred Stock, which we refer to as the Series A Preferred Sub-Class. On November 8, 2004, following notice to members of the Series A Preferred Sub-Class, a settlement with the Series A Preferred Sub-Class was approved and judgment was entered. Pursuant to the settlement, the Performance Capital lawsuit has been dismissed and the Court entered an order releasing claims that were or could have been brought by the Series A Preferred Sub-Class arising out of or relating to the purchase or ownership of our Series A Preferred Stock. As a term of the settlement, members of the Series A Preferred Sub-Class were offered the opportunity to exchange their Series A Preferred Stock for shares of our common stock at a conversion price of $10.00 per share, and all members of the Series A Preferred Sub-Class accepted this offer. We paid attorney’s fees and costs to counsel for the Performance Capital plaintiffs in the amount of $325,000, which was covered by our insurance carrier.

Defendants and the parties to the remaining class action lawsuits entered into a Stipulation of Settlement dated as of May 12, 2005, which sets forth the terms of a settlement of all claims, and is subject to final court approval. On May 27, 2005 Judge Houston issued an Order preliminarily approving the settlement and setting August 18, 2005 as the date for a court hearing as to whether the settlement shall be approved. Under the proposed settlement, in exchange for a full release of all claims plaintiffs would receive $2,350,000 (of which our directors and officers insurance carrier would pay 80% and we would pay 20%, as we and the carrier have agreed that effective as of March 1, 2005 we satisfied the $1,000,000 retention on our insurance policy).

The SEC issued a formal order of private investigation on January 8, 2004 to investigate the circumstances surrounding our restatement. The SEC has issued subpoenas to us for the production of documents and has taken testimony, pursuant to subpoena, from several of our present and former employees.

The indemnification provisions contained in our amended and restated certificate of incorporation and indemnification agreements between us and our current and former directors and officers require us to indemnify our current and former directors and officers who are named as defendants against the allegations contained in these suits unless we determine that indemnification is unavailable because the applicable current or former director or officer failed to meet the applicable standard of conduct set forth in those documents. While we have directors and officers liability insurance (subject to a $1.0 million retention and a 20% co-pay provision), we have been informed that our insurance carriers are reserving all of their rights and defenses under the policy (including the right to deny coverage) and it is otherwise uncertain whether the insurance will be sufficient to cover all damages that it may be required to pay. Further, regardless of coverage and the ultimate outcome of these suits, litigation of this type is expensive and may require that we devote substantial resources and management attention to defend these proceedings. Moreover, the mere presence of these lawsuits may materially harm our business and reputation. We have and may continue to incur substantial legal and other professional service costs in connection with the stockholder lawsuits and responding to the inquiries of the SEC. The amount of any future costs in this respect cannot be determined at this time.

In addition, our two minority shareholders in the Philippines (which together comprise a 48% ownership interest in our Philippine operations (PSMT Philippines, Inc.)) have taken the position that an “impasse” of the Board of Directors of PSMT Philippines, Inc. has been reached. These minority shareholders have therefore sought to invoke the “buy-sell” provisions of the parties’ Shareholders’ Agreement (pursuant to which one shareholder may offer to purchase the interest of the other shareholders (at an appraised value) at which point the offeree shareholder may make a counter offer and the process continues until an offer is accepted). We contend, among other things, that pursuant to the terms of the Shareholders’ Agreement no “impasse” has been reached (and hence the buy-sell provisions do not become applicable). Further, on December 23, 2004, we filed in the San Diego Superior Court a complaint against William Go (a principal of one of the minority shareholders) and two companies affiliated with William Go, which we collectively refer to as the Defendants, seeking to recover principal and interest due and owing to us of at least $781,000, as well as an accounting with regard to sums paid by us to Defendants, and related relief. Defendants filed a motion requesting the Superior Court to stay this litigation and compel binding arbitration, which was denied by the Superior Court on April 5, 2005. On April 15 Defendants appealed that decision. Additionally, on December 29, 2004, William Go and the E-Class Corporation (which owns 38% of PSMT Philippines, Inc.) filed with the trial court in Pasig City, Manila, a complaint against those directors of PSMT Philippines, Inc. who are our appointees. The complaint filed by Go and E-Class contends that we inappropriately transferred funds of PSMT Philippines, Inc. to us or otherwise inappropriately charged expenses to PSMT Philippines, Inc. The Go/E-Class complaint seeks an accounting and damages, as well as a temporary restraining order and/or preliminary injunction, and the appointment of a receiver/management committee. On January 4, 2005 and on January 17, 2005, the court denied requests by Go and E-Class for a temporary restraining order. On June 14, 2005, the trial court likewise denied the Go/E-Class application for preliminary injunction. In addition, Go has filed a complaint/affidavit seeking the initiation of criminal proceedings against those directors of PSMT Philippines, Inc. who are our appointees, and Go has filed an additional complaint/affidavit seeking the initiation of additional criminal proceedings against one such director who was also the senior manager of the warehouse clubs in Manila. The applicable prosecutor’s offices have commenced investigatory proceedings to determine whether or not criminal charges should be pursued. We intend to vigorously defend these actions through defendants and believe that the claims are without merit.

As of May 31, 2005, we have an insurance receivable in the receivables caption of the balance sheet for $1.9 million and a liability in the other accrued expenses caption of the balance sheet for $2.4 million, relating to the pending settlement of the securities class action litigation and related expenses. We do not expect to incur losses in connection with this litigation in excess of recorded amounts.

In the case of the Philippines matter, the ultimate outcome is less certain. We have reviewed the relevant evidence and do not believe that an adverse result is likely. However, in light of the uncertainty inherent in litigation—particularly in foreign jurisdictions—it is possible that the outcome of these proceedings, or an inability to successfully resolve the disputes within the near future, could have a material adverse effect on our business, financial condition, operating results, cash flow or liquidity. We are unable at this time to estimate possible loss or range of loss associated with the Philippines matters. Further, regardless of the ultimate outcome of these suits, litigation of this type is expensive and may require us to devote substantial resources and management attention to these proceedings.

MANAGEMENT

Executive Officers and Directors

The table below indicates the name, position with our company and age of each director and executive officer of our company as of November 30, 2004:

Name	Position	Age
Robert E. Price	Chairman of the Board; Interim Chief Executive Officer	62
James F. Cahill	Vice Chairman of the Board	49
Murray L. Galinson	Director	67
Katherine L. Hensley	Director	67
Leon C. Janks	Director	55
Lawrence B. Krause	Director	74
Angel Losada M.	Director	49
Jack McGrory	Director	55
Edgar A. Zurcher	Director	54
Jose Luis Laparte	President	38
William J. Naylon	Executive Vice President and Chief Operating Officer	42
John M. Heffner	Executive Vice President and Chief Financial Officer	50
Brud E. Drachman	Executive Vice President—Real Estate and Construction	50
Robert M. Gans	Executive Vice President, Secretary and General Counsel	55
John D. Hildebrandt	Executive Vice President—Central America Operations	46
Thomas D. Martin	Executive Vice President—Merchandising	48
Edward Oats	Executive Vice President—Information Technology and Logistics	44

Robert E. Price has been Chairman of the Board of our company since July 1994, Interim Chief Executive Officer of our company since April 2003 and also served as Interim President of our company from April 2003 until October 2004. Mr. Price also served as President and Chief Executive Officer of our company from July 1994 until January 1998. Additionally, Mr. Price served as Chairman of the Board of Price Enterprises from July 1994 until November 1999 and was President and Chief Executive Officer of Price Enterprises from July 1994 until September 1997. Mr. Price was Chairman of the Board of Price/Costco, Inc., which we refer to as Costco, from October 1993 to December 1994. From 1976 to October 1993, he was Chief Executive Officer and a director of The Price Company. Mr. Price served as Chairman of the Board of The Price Company from January 1989 to October 1993, and as its President from 1976 until December 1990. Mr. Price has also been a Manager of The Price Group since August 2000.

James F. Cahill was Vice Chairman of the Board of Directors of our company from April 2003 to March 2005, served as our Interim Chief Financial Officer from September 2003 to December 2003 and was a director of our company from November 1999 to March 2005. Mr. Cahill also served as a director of Price Enterprises from August 1997 to September 2001. In September 2001, Price Enterprises completed a merger transaction with its former parent, Excel Legacy Corporation, a Delaware corporation, pursuant to which a subsidiary of Price Enterprises was merged with and into Excel Legacy. Upon completion of the merger, Excel Legacy became a wholly owned subsidiary of Price Enterprises, which changed its name to Price Legacy Corporation, and Mr. Cahill continued to serve as a director until June 2004. Additionally, Mr. Cahill was Executive Vice President of Price Entities from January 1987 until March 2005. In this position he was responsible for the oversight and investment activities of the financial portfolio of Sol Price, founder of The Price Company and related entities. Prior to 1987, Mr. Cahill was employed by The Price Company for ten years, with his last position being Vice President of Operations. Mr. Cahill was a Manager of The Price Group from August 2000 to March 2005. On March 28, 2005, Mr. Cahill resigned as a director of our company.

Murray L. Galinson has been a director of our company since November 2000. Mr. Galinson served as a director of Price Enterprises from August 1994 until November 1999 and from January 2001 until September 2001, and he served as a director of Price Legacy from September 2001 to December 2004. Additionally, Mr. Galinson has been Chairman of the Board of San Diego National Bank since May 1996 and has served as a director of San Diego National Bank since its inception in 1981. Mr. Galinson also served as President and Chief Executive Officer of San Diego National Bank from September 1984 to September 1997 and was Chairman of the Board and Chief Executive Officer of SDNB Financial Corporation from 1985 to 1997. Mr. Galinson has also been a Manager of The Price Group since August 2000.

Katherine L. Hensley has been a director of our company since July 1997 and served as a director of Price Enterprises from December 1994 until July 1997. She is a retired partner of the law firm of O’Melveny & Myers in Los Angeles, California. Ms. Hensley joined O’Melveny & Myers in 1978 and was a partner from 1986 to February 1992. From 1994 to 2000, Ms. Hensley served as a trustee of Security First Trust, an open-end investment management company registered under the Investment Company Act of 1940.

Leon C. Janks has been a director of our company since July 1997 and served as a director of Price Enterprises from March 1995 until July 1997. He has been a partner in the accounting firm of Green, Hasson & Janks LLP in Los Angeles, California since 1980 and serves as its Managing Director. Mr. Janks has extensive experience in domestic and international business, serving a wide variety of clients in diverse businesses, and is a certified public accountant.

Lawrence B. Krause has been a director of our company since July 1997. Mr. Krause has been a Professor and the Director of the Korea-Pacific Program at the Graduate School of International Relations and Pacific Studies at the University of California, San Diego since 1986. He became a Professor Emeritus in 1997. Mr. Krause also serves on advisory boards for a number of institutions including the Institute for International Economics, the Korea Economic Institute, the Committee on Asian Economic Studies and the U.S. National Committee for Pacific Economic Cooperation.

Angel Losada M. has been a director of our company since January 2002. Since May 2003, Mr. Losada has been Chairman of the Board of Directors of Gigante, one of Mexico’s largest grocery and retail store chains, after having served as Vice-Chairman of Gigante since 1973. Mr. Losada has also served as Executive President of Gigante since 2000. In addition, Mr. Losada owns 13.5% of the common stock of Gigante, and together with members of his family, owns an aggregate of 69.4% of the common stock of Gigante. Gigante beneficially owns approximately 9.5% of the outstanding common stock. Mr. Losada also serves as Chairman of the Board of Directors of Office Depot de México, S.A. de C.V.; Chairman of the Board of Directors of Radio Shack de México, S.A. de C.V.; Chairman of the Board of Directors of Cafeterías Tok’s de México, S.A. de C.V.; a director of the Food Marketing Institute; a director of Teléfonos de México, S.A. de C.V.; and a director of Grupo Financiero Banamex-Citigroup, S.A. Mr. Losada has served as Chairman of the Mexican National Association of Retailers; and as a director of Mexico City’s National Chamber of Commerce, Casa de Bolsa Inverlat, S.A., and Seguros América, S.A.

Jack McGrory has been a director of our company since November 2000. Mr. McGrory served as Chairman of the Board of Price Legacy from September 2001 to December 2004, served as President and Chief Executive Officer of Price Legacy from October 2003 to December 2004, and was President and Chief Executive Officer of Price Enterprises from September 1997 until November 1999. Mr. McGrory also serves as a director of the San Diego Padres, L.P. and was its Executive Vice President and Chief Operating Officer from September 1999 until August 2000. From March 1991 through August 1997, Mr. McGrory served as City Manager of San Diego. Mr. McGrory has also been a Manager of The Price Group since August 2000.

Edgar A. Zurcher has been a director of our company since November 2000. Mr. Zurcher has been a partner in the law firm Zurcher, Montoya & Zurcher in Costa Rica since 1980. Additionally, Mr. Zurcher has been a director and 9.1% shareholder of PSC, S.A. (which previously owned 49% of PSMT Caribe, Inc.) since its inception in September 1998. PSC, S.A. beneficially owns approximately 49% of PriceSmart Nicaragua, 7.5% of PriceSmart Jamaica and 4.3% of the outstanding common stock of our company.

Jose Luis Laparte has been President of our company since October 2004 and served as a consultant for our company from December 2003 to October 2004. Prior to joining our company as a consultant, Mr. Laparte worked more than 14 years for Wal-Mart Stores, Inc. in Mexico and the United States in progressively responsible positions. From October 2002 through September 2003, he served as Vice President of Sam’s International, where he directed and managed the company’s operations, finance, sales, marketing, product development and merchandising. From May 2000 to October 2002, he served as Vice President, Wal-Mart de Mexico, responsible for sales and the expansion of the Sam’s Club format in Mexico.

William J. Naylon has been Executive Vice President and Chief Operating Officer of our company since January 2002. Mr. Naylon served as Executive Vice President—Merchandising of our company from July 2001 until January 2002 and as Senior Vice President of our company from March 1998 until July 2001. From September 1995 through February 1998, Mr. Naylon was Managing Director for our licensee warehouse club operation in Indonesia. Prior to joining our company, Mr. Naylon was a General Manager for Costco and had served in various management roles for The Price Company.

John M. Heffner has been Executive Vice President and Chief Financial Officer of our company since January 2004 after having served as a consultant to our company on financial matters from September 2003 through December 2003. From February 2000 until August 2003, Mr. Heffner was Vice President of Finance and CFO of Kyocera Wireless Corp. Mr. Heffner’s previous professional experience was with Digital Equipment Corporation where he held a variety of financial management roles over a 20 year period from 1978 to 1998, and more recently with QUALCOMM Incorporated, where he was a Vice President of Finance from July 1998 until February 2000. Mr. Heffner is a graduate of St. Lawrence University and received an MBA from Syracuse University.

Brud E. Drachman has been Executive Vice President—Real Estate and Construction of our company since November 2002 and served as Senior Vice President—Real Estate and Construction of our company from August 1998 to October 2002. Mr. Drachman previously served as Vice President—Real Estate and Construction at Price Enterprises from August 1994 to August 1997. Prior to joining Price Enterprises in 1994, Mr. Drachman served as Project Manager at The Price Company since 1987.

Robert M. Gans has been Executive Vice President, General Counsel and Secretary of our company since August 1997 and was Executive Vice President and General Counsel of Price Enterprises from October 1994 until July 1997. Mr. Gans graduated from the UCLA School of Law in 1975 and actively practiced law in private practice from 1975 until 1994. From 1988 until October 1994, Mr. Gans was the senior member of the law firm of Gans, Blackmar & Stevens, A.P.C., of San Diego, California.

John D. Hildebrandt has been Executive Vice President—Central America Operations since February 2004. Mr. Hildebrandt served as Executive Vice President—Caribbean and Central America Operations from August 2003 to January 2004, served as Executive Vice President—Caribbean and Asia Operations from July 2001 until July 2003 and served as Senior Vice President of our company from September 2000 until July 2001. Mr. Hildebrandt previously served as Vice President of our company from September 1998 until August 2000, overseeing operations in Central America. Mr. Hildebrandt served as our Country Manager in the Philippines and Panama from August 1997 until August 1998, and as Price Enterprises’ Country Manager in the Philippines and Panama from 1996 until our company was spun off from Price Enterprises in August 1997. Prior to joining Price Enterprises as Country Manager in 1996, Mr. Hildebrandt was a Senior Operations Manager of Costco from 1994 through 1996, and had served in various management roles for The Price Company since 1979.

Thomas D. Martin has been Executive Vice President—Merchandising of our company since October 1998 and served as Senior Vice President of our company from August 1997 to September 1998. Mr. Martin previously served as Vice President of Price Enterprises from August 1994 until July 1997, directing merchandising strategies and product sourcing for its international merchandising business, in addition to managing its trading company activities. Prior to joining Price Enterprises as Vice President in August 1994, Mr. Martin served as Vice President of Costco from October 1993 to December 1994 and had served in various management roles for The Price Company.

Edward Oats has been Executive Vice President—Information Technology and Logistics of our company since November 2002 and served as Senior Vice President—Logistics/Information Technology of our company from May 2000 to October 2002. Mr. Oats previously served as Vice President of Information Technology of our company from August 1997 to April 2000, and as International IT Manager of Price Enterprises from 1993 to 1997. From 1981 to 1993, Mr. Oats served as Operations Manager at The Price Company.

Information Regarding the Board

Committees of the Board

Audit Committee. The Audit Committee, which consists of Messrs. Janks and Krause and Ms. Hensley, oversees our accounting and financial reporting processes and the audits of our financial statements. The Committee reviews the annual audits conducted by our independent public accountants, reviews and evaluates internal accounting controls, is responsible for the selection of our independent public accountants, and conducts such reviews and examinations as it deems necessary with respect to the practices and policies of, and the relationship between us and our independent public accountants.

Compensation Committee. The Compensation Committee, which consists of Messrs. Janks and Krause and Ms. Hensley, reviews and approves the compensation program for our executive officers. The Committee is authorized to evaluate and determine the compensation of the Corporation’s Chief Executive Officer, and reviews and approves all such compensation for all other executive officers. The Committee also administers, interprets and makes grants under our stock option plans.

Nominating Committee. The Nominating Committee, which consists of Ms. Hensley and Mr. Price, may evaluate and recommend candidates to fill vacancies on the Board of Directors or any committee thereof, which vacancies may be created by the departure of any directors, or the expansion of the number of members of the Board. The Nominating Committee may also consider the slate of nominees to be presented for reelection at the Annual Meeting. The Nominating Committee gives appropriate consideration to qualified persons recommended by stockholders for nomination as directors provided that such recommendations are made in accordance with our bylaws and are accompanied by information sufficient to enable the Nominating Committee to evaluate the qualifications of the nominee.

Executive Committee. The Executive Committee, which consists of Messrs. Price and Janks, has all powers and rights necessary to exercise the full authority of the board of directors in the management of the business and affairs of our company, except as provided in the Delaware General Corporation Law or our bylaws.

Finance Committee. The Finance Committee, which consists of Messrs. Janks, Krause and Price and Ms. Hensley, reviews and makes recommendations with respect to (1) annual budgets, (2) investments, (3) financing arrangements and (4) the creation, incurrence, assumption or guaranty by us of any indebtedness, obligation or liability, except, in each case, for any such transactions entered into in the ordinary course of business of our company.

Real Estate Committee. The Real Estate Committee, which consists of Messrs. McGrory and Price, reviews and approves the material terms (including the proposed site plan) upon which we lease, purchase, sell or develop real estate.

Governance Committee. The Governance Committee, which consists of Mr. Krause and Ms. Hensley, assists the board of directors in establishing corporate governance guidelines and other policies and procedures pertaining to corporate governance matters, and assists the Nominating Committee in evaluating potential nominees for directors of our company.

Compensation of the Directors

Each non-employee director of our company receives $20,000 per year for serving on the board of directors. In addition, non-employee directors who serve on committees of the board of directors (in a capacity other than chairman of a committee) receive $500 for each meeting attended. The chairman of the Audit Committee receives $35,000 per year and the chairmen of the other committees of the board of directors receive $5,000 per year in addition to their other compensation as directors. Each director is eligible to receive stock grants and stock options pursuant to our 1997 Stock Option Plan, 1998 Equity Participation Plan, 2001 Equity Participation Plan and 2002 Equity Participation Plan. Under the 1997 Stock Option Plan, the 2001 Equity Participation Plan or the 2002 Equity Participation Plan, as then in effect, non-employee directors are entitled to receive initial grants of non-qualified stock options to purchase 3,000 shares of common stock upon becoming directors of our company and additional grants of options to purchase 1,000 shares of common stock on the date of each annual meeting of stockholders at which the director is re-elected to the board. Non-employee directors joining the board after July 1998 also are eligible to receive grants of non-qualified options under the 1998 Equity Participation Plan upon purchases of shares of common stock. For each such director who has purchased at least an aggregate of 500 shares of common stock on or after September 1, 1997, on the date such person purchases additional shares of common stock (other than upon the exercise of stock options), such person automatically will be granted a non-qualified stock option to purchase a number of shares of common stock equal to the difference between (1) three times the number of such shares of common stock actually purchased and (2) the number of shares of common stock subject to options previously granted to such director under the 1998 Equity Participation Plan. No director, however, may receive options under the 1998 Equity Participation Plan that are exercisable for more than 8,146 shares of common stock. The 1998 Equity Participation Plan further provides that each person who is initially elected to the board after the adoption by the board of the plan and who is an independent director at the time of such initial election automatically shall be granted on the date of such initial election the right to purchase 2,716 shares of common stock at a purchase price equal to the fair market value on the date of purchase.

Directors also receive reimbursement for travel expenses incurred in connection with their duties as directors.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following table sets forth certain information concerning compensation for the fiscal years ended August 31, 2004, August 31, 2003 and August 31, 2002 received by our Interim Chief Executive Officer and four most highly compensated executive officers (other than the Interim Chief Executive Officer) who were serving as executive officers at the end of the last completed fiscal year. We refer to these individuals as the named executive officers.

Summary Compensation Table

	Annual Compensation							Long-Term Compensation Awards		All Other Compensation(1)
Name and Principal Position	Fiscal Year	Salary		Bonus		Other Annual Compen- sation		Number of Securities Underlying Options(#)
Robert E. Price(2) Interim Chief Executive Officer	2004 2003 2002	$	— — —	$	— — —	$	— — —	— — —		$	— — —

William J. Naylon Executive Vice President and Chief Operating Officer	2004 2003 2002		235,417 243,750 214,233		33,549 — —		— — —	30,000 40,000 35,000	(3)		9,073 12,382 27,820

Robert M. Gans Executive Vice President, General Counsel and Secretary	2004 2003 2002		210,000 205,833 200,041		44,805 — —		— — —	30,000 27,000 22,000	(3)		8,757 8,977 33,745

Thomas D. Martin Executive Vice President— Merchandising	2004 2003 2002		200,000 195,833 190,043		51,206 — —		— — —	30,000 27,000 22,000	(3)		9,076 9,225 23,421

Brud E. Drachman Executive Vice President—Construction and Private Label Merchandising	2004 2003 2002		177,000 170,333 157,000		7,842 __ __		— — —	21,000 44,000 15,000	(3)/5,000		8,078 7,590 25,695

(1)	Consists of contributions made by our company under its Retirement Plan, taxable flex credits paid to employees to offset payroll deductions for health insurance, and in fiscal 2002 payments for accrued but unused vacation time.
(2)	Mr. Price, Chairman of our Board of Directors, assumed the additional position of Interim Chief Executive Officer of our company effective April 1, 2003. Mr. Price serves in that capacity without receiving any salary or other monetary compensation from our company.
(3)	Represents options repriced as of April 22, 2003.

OPTION GRANTS DURING FISCAL 2004

The following table sets forth certain information with respect to options to purchase common stock granted during the fiscal year ended August 31, 2004 to each of the named executive officers. Our company does not have any outstanding stock appreciation rights.

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year(%)	Exercise or Base Price per Share ($/SH)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
					5%	10%
Robert E. Price	0	0%	$0	—	$0	$0
William J. Naylon	30,000	6.6	6.19	2/2/10	63,156	143,279
Robert M. Gans	30,000	6.6	6.19	2/2/10	63,156	143,279
Thomas D. Martin	30,000	6.6	6.19	2/2/10	63,156	143,279
Brud E. Drachman	21,000	4.7	6.19	2/2/10	44,209	100,295

(1)	The potential realizable values are based on an assumption that the stock price of the common stock will appreciate at the annual rate shown (compounded annually) from the date of grant until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code of 1986, as amended, and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated based on the requirements promulgated by the SEC and do not reflect our estimate of future stock price growth of the shares of common stock.

Options Exercised During Fiscal 2004 and Option Values

The following table sets forth certain information with respect to the exercise of options to purchase common stock during the fiscal year ended August 31, 2004, and the unexercised options held and the value thereof at that date, for each of the named executive officers.

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at Fiscal Year End (#) Exercisable/ Unexercisable	Value of Unexercised In- the-Money Options at Fiscal Year End ($)(1) Exercisable/ Unexercisable
Robert E. Price	—	$—	0/0	$0/0
William J. Naylon	—	—	17,000/53,000	$0/$76,800
Robert M. Gans	—	—	11,800/45,200	$0/$76,800
Thomas D. Martin	—	—	11,800/45,200	$0/$76,800
Brud E. Drachman	—	—	32,400/37,600	$0/$53,760

(1)	Based on the closing sale price of the common stock on August 31, 2004 ($8.75), as reported by the Nasdaq National Market, less the option exercise price.

Equity Compensation Plan Information

The following table sets forth certain equity compensation plan information for our company as of August 31, 2004.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	933,683	$15.02	400,077
Equity compensation plans not approved by security holders	—	—	—

Total	933,683	$15.02	400,077

The Retirement Plan of PriceSmart, Inc.

In 1998, we established a retirement plan. The retirement plan is designed to be a “qualified” plan under applicable provisions of The Internal Code of 1986, as amended, covering all employees who have completed one year of service, as defined in the retirement plan. Each year, participants may contribute up to 15% of their pre-tax annual compensation (as defined in the retirement plan) up to the maximum allowable by The Internal Revenue Code of 1986, as amended. Participants may also contribute amounts representing distributions from other qualified plans. We make a matching contribution equal to 100% of the participant’s elective deferral up to an annual maximum of 4% of base compensation that a participant contributes to the plan. Although we have not expressed any intent to do so, we have the right under the retirement plan to discontinue our contributions at any time and to terminate the retirement plan, subject to the provisions of Employee Retirement Income Security Act of 1974, as amended.

All participants in the retirement plan are fully vested in their voluntary contributions and earnings thereon. Vesting in the remainder of a participant’s account is based upon his or her years of service with our company, Price Enterprises, Costco, The Price Company and certain affiliated parties. A participant is 50% vested after the completion of two years of service and 100% vested after the completion of his or her third year of service. A participant becomes fully vested in his or her entire account upon retirement due to permanent disability, attainment of age 65 or death. In the event of a termination of the retirement plan by our company, participants will become fully vested in their accounts.

1997 PriceSmart Stock Option Plan

In August 1997, we adopted the 1997 Stock Option Plan of PriceSmart, Inc. The 1997 Stock Option Plan was approved by The Price Company as sole stockholder of our company as of August 7, 1997. The principal purposes of the 1997 Stock Option Plan are to provide incentives for officers, employees and consultants of our company and our subsidiaries through the granting of options, thereby stimulating their personal and active interest in our development and financial success, and inducing them to remain in our employ. In addition to options granted to officers, employees or consultants, the 1997 Stock Option Plan provides for formula grants of options to our independent non-employee directors.

The 1997 Stock Option Plan provides for option grants covering up to 700,000 shares of common stock. As of November 30, 2004, options to purchase an aggregate of 639,269 shares of common stock at prices ranging from $6.19 to $20.00 per share had been granted under the 1997 Stock Option Plan (not including shares subject to options that have been cancelled), and 60,731 shares remained available for future grant under the 1997 Stock Option Plan.

1998 Equity Participation Plan

In July 1998, the board of directors adopted the 1998 Equity Participation Plan of PriceSmart, Inc. The 1998 Equity Participation Plan was subsequently approved by our stockholders at the 1999 Annual Meeting of Stockholders. The principal purposes of the 1998 Equity Participation Plan are to provide incentives for our directors, officers, employees and consultants and those of our subsidiaries through the granting of options, restricted stock and other awards, thereby stimulating their personal and active interest in our development and financial success, and inducing them to remain in our employ.

The 1998 Equity Participation Plan provides that the Compensation Committee of our board of directors or a subcommittee thereof may grant or issue incentive stock options, non-qualified stock options, stock purchase rights, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. Under the stock purchase feature of the 1998 Equity Participation Plan, the Compensation Committee may grant to any consultant or employee the right to purchase shares of common stock, which we refer to as stock purchase rights, under the 1998 Equity Participation Plan from time to time, in such amounts and subject to such terms and conditions as the committee may determine, and, at the discretion of the committee, such determinations may include determining categories of employees and the number of shares to be made available to employees in each such category. The 1998 Equity Participation Plan further provides that each independent director as of the date of the adoption by the board of the 1998 Equity Participation Plan automatically shall be granted, on the date of such adoption, a stock purchase right to purchase a number of shares of common stock equal to the difference between (1) 2,716 shares of common stock and (2) the number of shares of common stock purchased by such independent director since September 1, 1997 (other than purchases pursuant to the exercise of an option granted pursuant to any stock option plan of our company). A person who is initially elected to the board of directors after the adoption by the board of directors of the 1998 Equity Participation Plan and who is an independent director at the time of such initial election automatically shall be granted a stock purchase right to purchase 2,716 shares of common stock on the date of such initial election. The purchase price for shares of common stock purchased pursuant to any stock purchase right granted under the 1998 Equity Participation Plan shall be no less than the fair market value of such common stock as of the date of the purchase.

Under the 1998 Equity Participation Plan, the Compensation Committee may in its discretion allow payment, in whole or in part, through the delivery of a full recourse, limited recourse or non-recourse (as determined by the committee) promissory note bearing interest (at no less than such rate as shall then preclude the imputation of interest under The Internal Revenue Code of 1986, as amended) and payable upon such terms as may be prescribed by the Compensation Committee or the board of directors. The Compensation Committee may prescribe the form of such promissory note and the security to be given for such note. However, common stock may not be purchased pursuant to a stock purchase right by delivery of a promissory note or by a loan from us when or where such loan or other extension of credit is prohibited by law or by any agreement to which we are a party. Notwithstanding the foregoing, we ceased extending new loans (or modifying existing loans) to any director or Executive Officer effective as of July 30, 2002.

The 1998 Plan provides for awards covering up to 700,000 shares of common stock. As of November 30, 2004, options to purchase an aggregate of 320,088 shares of common stock at prices ranging from $6.19 to $20.00 per share had been granted under the 1998 Equity Participation Plan (not including shares subject to options that have been cancelled), 80,421 shares of common stock had been issued under the stock purchase provisions of the Equity Participation 1998 Plan, and 299,491 shares remained available for future grant under the 1998 Equity Participation Plan.

2001 Equity Participation Plan

In November 2001, the Board of Directors adopted the 2001 Equity Participation Plan of PriceSmart, Inc. The 2001 Plan of Pricemart, Inc. was subsequently approved by our stockholders at the 2002 Annual Meeting of

Stockholders. The principal purposes of the 2001 Equity Participation Plan of Pricemart, Inc. are to provide incentives for our officers, employees and consultants and those of our subsidiaries through the granting of awards, thereby stimulating their personal and active interest in our development and financial success, and inducing them to remain in our employ. In addition to awards granted to officers, employees or consultants, the 2001 Equity Participation Plan provides for formula grants of options to our independent non-employee directors.

The 2001 Equity Participation Plan of Pricemart, Inc. provides that the Compensation Committee of our Board of Directors or a subcommittee thereof may grant or issue incentive stock options, non-qualified stock options, stock purchase rights, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. Under the stock purchase feature of the 2001 Plan of Pricemart, Inc., the Compensation Committee may grant to any employee, independent director or consultant stock purchase rights under the 2001 Equity Participation Plan of Pricemart, Inc. from time to time, in such amounts and subject to such terms and conditions as the committee may determine, and, at the discretion of the committee, such determinations may include determining categories of employees and the number of shares to be made available to employees in each such category. The purchase price for shares of common stock purchased pursuant to any stock purchase right granted under the 2001 Equity Participation Plan of Pricemart, Inc. shall be no less than the fair market value of such common stock as of the date of the purchase.

Under the 2001 Equity Participation Plan of Pricemart, Inc., the Compensation Committee may in its discretion allow payment, in whole or in part, through the delivery of a full recourse, limited recourse or non-recourse (as determined by the committee) promissory note bearing interest (at no less than such rate as shall then preclude the imputation of interest under The Internal Revenue Code of 1986, as amended) and payable upon such terms as may be prescribed by the Compensation Committee or the board of directors. The Compensation Committee may prescribe the form of such promissory note and the security to be given for such note. However, common stock may not be purchased pursuant to a stock purchase right by delivery of a promissory note or by a loan from us when or where such loan or other extension of credit is prohibited by law or by any agreement to which we are a party. Notwithstanding the foregoing, we have ceased extending new loans (or modifying existing loans) to any director or executive officer effective as of July 30, 2002.

The 2001 Equity Incentive Plan of Pricemart, Inc. provides for awards covering up to 350,000 shares of common stock. As of November 30, 2004, options to purchase an aggregate of 305,100 shares of common stock at prices ranging from $6.13 to $20.00 per share had been granted under the 2001 Equity Incentive Plan of Pricemart, Inc. (not including shares subject to options that have been cancelled), no shares of common stock had been issued under the stock purchase provisions of the 2001 Plan, and 44,900 shares remained available for future grant under the 2001 Equity Incentive Plan of Pricemart, Inc.

2002 Equity Participation Plan

In November 2002, the board of directors adopted the 2002 Equity Participation Plan of PriceSmart, Inc. The 2002 Equity Participation Plan was subsequently approved by our stockholders at the 2003 Annual Meeting of Stockholders. The principal purposes of the 2002 Equity Participation Plan are to provide incentives for our officers, employees and consultants and those of our subsidiaries through the granting of awards, thereby stimulating their personal and active interest in our development and financial success, and inducing them to remain in our employ. In addition to awards granted to officers, employees or consultants, the 2002 Plan provides for formula grants of options to our independent non-employee directors.

The 2002 Equity Participation Plan provides that the Compensation Committee of our board of directors or a subcommittee thereof may grant or issue incentive stock options, non-qualified stock options, stock purchase rights, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. Under the stock purchase feature of the 2002 Equity Participation Plan, the Compensation Committee may grant to any employee, independent director or consultant stock purchase rights under the 2002 Equity Participation Plan from time to time, in such amounts and subject to such terms and conditions as the committee may determine, and, at the discretion of the committee, such determinations may include determining categories of employees and the number of shares to be made available to employees in each such category. The purchase price for shares of common stock purchased pursuant to any stock purchase right granted under the 2002 Equity Participation Plan shall be no less than the fair market value of such common stock as of the date of the purchase.

Under the 2002 Equity Participation Plan, the Compensation Committee may in its discretion allow payment, in whole or in part, through the delivery of a full recourse, limited recourse or non-recourse (as determined by the committee) promissory note bearing interest (at no less than such rate as shall then preclude the imputation of interest under The Internal Revenue Code of 1986, as amended) and payable upon such terms as may be prescribed by the Compensation Committee or the board of directors. The Compensation Committee may prescribe the form of such promissory note and the security to be given for such note. However, common stock may not be purchased pursuant to a stock purchase right by delivery of a promissory note or by a loan from us when or where such loan or other extension of credit is prohibited by law or by any agreement to which we are a party. Notwithstanding the foregoing, we have ceased extending new loans (or modifying existing loans) to any director or executive officer effective as of July 30, 2002.

The 2002 Equity Participation Plan provides for awards covering up to 250,000 shares of common stock. As of November 30, 2004 options to purchase an aggregate of 226,884 shares of common stock at prices ranging from $6.19 to $20.00 per share had been granted under the 2002 Equity Participation Plan (not including shares subject to options that have been cancelled), no shares of common stock had been issued under the stock purchase provisions of the 2002 Plan, and 23,116 shares remained available for future grant under the 2002 Equity Participation Plan.

Employment Contracts

Jose Luis Laparte entered into an employment agreement with us on June 3, 2004 for a term of one year beginning October 8, 2004. Pursuant to this agreement, as amended August 2, 2004, Mr. Laparte is entitled to receive a base annual salary of $360,000 and an annual bonus of up to $100,000 depending on our operating performance. The agreement also provides for Mr. Laparte to receive a housing allowance of $50,000, up to 11 round-trip tickets to and from Mexico City to San Diego for Mr. Laparte and members of his family and reasonable moving expenses to Mexico at the end of the employment term. Mr. Laparte may not engage in any activities, with or without compensation, that would interfere with the performance of his duties or that would be adverse to our interests, without our prior written consent. Mr. Laparte is eligible to participate in our bonus plan and to receive all other benefits offered to officers under our standard company benefits practices and plans. Mr. Laparte may terminate the agreement at any time on 90 days’ prior written notice. We may terminate the agreement for cause upon immediate notice thereof, or upon the death or disability of Mr. Laparte. In the event that we terminate the agreement for any reason other than cause, death or disability, Mr. Laparte will be entitled to the continuation of his base salary for one year, payable in conformity with our normal payroll period. If the agreement is not terminated, then, upon expiration of the employment term, and if we do not offer to review Mr. Laparte’s employment with at least the same base annual salary or do not thereafter continue upon other mutually agreeable terms, Mr. Laparte shall be entitled to the continuation of his base salary for one year, reduced by any compensation he may receive from another employer during that year. The foregoing severance benefits are the exclusive benefits that would be payable to Mr. Laparte under the agreement by reason of his termination, and we are not obligated to segregate any assets or procure any investment in order to fund such severance benefits. The agreement also contains confidentiality provisions and other terms and conditions customary to executive employment agreements.

William J. Naylon entered into an employment agreement with us in 2000 for a term of one year, which was subsequently extended to January 31, 2006. Pursuant to this agreement, as amended, Mr. Naylon is entitled to receive a base annual salary of $231,750. Mr. Naylon may not engage in any activities, with or without compensation, that would interfere with the performance of his duties or that would be adverse to our interests, without our prior written consent. Mr. Naylon is eligible to participate in our bonus plan and to receive all other benefits offered to officers under our standard company benefits practices and plans. Mr. Naylon may terminate the agreement at any time on 90 days’ prior written notice. We may terminate the agreement for cause upon immediate notice thereof, or upon the death or disability of Mr. Naylon. In the event that we terminate the agreement for any reason other than cause, death or disability, Mr. Naylon will be entitled to the continuation of his base salary for one year, payable in conformity with our normal payroll period. If the agreement is not terminated, then, upon expiration of the employment term, and if Mr. Naylon’s employment by our company does not thereafter continue upon mutually agreeable terms, Mr. Naylon shall be entitled to the continuation of his base salary for one year, reduced by any compensation he may receive from another employer during that year. The foregoing severance benefits are the exclusive benefits that would be payable to Mr. Naylon under the agreement by reason of his termination, and we are not obligated to segregate any assets or procure any investment in order to fund such severance benefits. The agreement also contains confidentiality provisions and other terms and conditions customary to executive employment agreements.

Brud E. Drachman entered into an employment agreement with us in 2000 for a term of one year, which was subsequently extended to March 31, 2006. Pursuant to this agreement, as amended, Mr. Drachman is entitled to receive a base annual salary of $177,000. Mr. Drachman may not engage in any activities, with or without compensation, that would interfere with the performance of his duties or that would be adverse to our interests, without our prior written consent. Mr. Drachman is eligible to participate in our bonus plan and to receive all other benefits offered to officers under our standard company benefits practices and plans. Mr. Drachman may terminate the agreement at any time on 90 days’ prior written notice. We may terminate the agreement for cause upon immediate notice thereof, or upon the death or disability of Mr. Drachman. In the event that we terminate the agreement for any reason other than cause, death or disability, Mr. Drachman will be entitled to the continuation of his base salary for one year, payable in conformity with our normal payroll period. If the agreement is not terminated, then, upon expiration of the employment term, and if Mr. Drachman’s employment by our company does not thereafter continue upon mutually agreeable terms, Mr. Drachman shall be entitled to the continuation of his base salary for one year, reduced by any compensation he may receive from another employer during that year. The foregoing severance benefits are the exclusive benefits that would be payable to Mr. Drachman under the agreement by reason of his termination, and we are not obligated to segregate any assets or procure any investment in order to fund such severance benefits. The agreement also contains confidentiality provisions and other terms and conditions customary to executive employment agreements.

Robert M. Gans entered into an employment agreement with Price Enterprises in 1994, which was amended and subsequently assumed by us upon the spin-off of our company from Price Enterprises. The term of the agreement was subsequently extended to October 17, 2005. Pursuant to this agreement, as amended, Mr. Gans is entitled to receive a base annual salary of $250,000. Mr. Gans may not engage in any activities, with or without compensation, that would interfere with the performance of his duties or that would be adverse to our interests, without our prior written consent. Mr. Gans is eligible to participate in our bonus plan and to receive all other benefits offered to officers under our standard company benefits practices and plans. Mr. Gans may terminate the agreement at any time on 90 days’ prior written notice. We may terminate the agreement for cause upon immediate notice thereof, or upon the death or disability of Mr. Gans. In the event that we terminate the agreement for any reason other than cause, Mr. Gans will be entitled to the continuation of his base salary for one year, payable in conformity with our normal payroll period, and will be entitled to participate in the 1997 Plan, Profit Sharing and 401(k) Plan, and our medical plans for the remainder of the term of the agreement. If the agreement is not terminated, then, upon expiration of the employment term, and if Mr. Gans’ employment by us does not thereafter continue upon mutually agreeable terms, Mr. Gans shall be entitled to the continuation of his base salary for one year, reduced by any compensation he may receive from another employer during that year. The foregoing severance benefits are the exclusive benefits that would be payable to Mr. Gans under the agreement by reason of his termination, and we are not obligated to segregate any assets or procure any investment in order to fund such severance benefits. The agreement also contains confidentiality provisions and other terms and conditions customary to executive employment agreements.

John D. Hildebrandt entered into an employment agreement with us in 2001 for a term of one year, which was subsequently extended to March 31, 2006. Pursuant to this agreement, as amended, Mr. Hildebrandt is entitled to receive a base annual salary of $200,000. Mr. Hildebrandt may not engage in any activities, with or without compensation, that would interfere with the performance of his duties or that would be adverse to our interests, without our prior written consent. Mr. Hildebrandt is eligible to participate in our bonus plan and to receive all other benefits offered to officers under our standard company benefits practices and plans. Mr. Hildebrandt may terminate the agreement at any time on 90 days’ prior written notice. We may terminate the agreement for cause upon immediate notice thereof, or upon the death or disability of Mr. Hildebrandt. In the event that we terminate the agreement for any reason other than cause, death or disability, Mr. Hildebrandt will be entitled to the continuation of his base salary for one year, payable in conformity with our normal payroll period. If the agreement is not terminated, then, upon expiration of the employment term, and if Mr. Hildebrandt’s employment by us does not thereafter continue upon mutually agreeable terms, Mr. Hildebrandt shall be entitled to the continuation of his base salary for one year, reduced by any compensation he may receive from another employer during that year. The foregoing severance benefits are the exclusive benefits that would be payable to Mr. Hildebrandt under the agreement by reason of his termination, and we are not obligated to segregate any assets or procure any investment in order to fund such severance benefits. The agreement also contains confidentiality provisions and other terms and conditions customary to executive employment agreements.

Thomas D. Martin entered into an employment agreement with us in 1998 for a term of one year, which was subsequently extended to March 31, 2006. Pursuant to this agreement, as amended, Mr. Martin is entitled to receive a base annual salary of $215,000. Mr. Martin may not engage in any activities, with or without compensation, that would interfere with the performance of his duties or that would be adverse to our interests, without our prior written consent. Mr. Martin is eligible to participate in our bonus plan and to receive all other benefits offered to officers under our standard company benefits practices and plans. Mr. Martin may terminate the agreement at any time on 90 days’ prior written notice. We may terminate the agreement for cause upon immediate notice thereof, or upon the death or disability of Mr. Martin. In the event that we terminate the agreement for any reason other than cause, death or disability, Mr. Martin will be entitled to the continuation of his base salary for one year, payable in conformity with our normal payroll period. If the agreement is not terminated, then, upon expiration of the employment term, and if Mr. Martin’s employment by our company does not thereafter continue upon mutually agreeable terms, Mr. Martin shall be entitled to the continuation of his base salary for one year, reduced by any compensation he may receive from another employer during that year. The foregoing severance benefits are the exclusive benefits that would be payable to Mr. Martin under the agreement by reason of his termination, and we are not obligated to segregate any assets or procure any investment in order to fund such severance benefits. The agreement also contains confidentiality provisions and other terms and conditions customary to executive employment agreements.

Edward Oats entered into an employment agreement with us in 2000 for a term of one year, which was subsequently extended to March 31, 2006. Pursuant to this agreement, as amended, Mr. Oats is entitled to receive a base annual salary of $177,000. Mr. Oats may not engage in any activities, with or without compensation, that would interfere with the performance of his duties or that would be adverse to our interests, without our prior written consent. Mr. Oats is eligible to participate in our bonus plan and to receive all other benefits offered to officers under our standard company benefits practices and plans. Mr. Oats may terminate the agreement at any time on 90 days’ prior written notice. We may terminate the agreement for cause upon immediate notice thereof, or upon the death or disability of Mr. Oats. In the event that we terminate the agreement for any reason other than cause, death or disability, Mr. Oats will be entitled to the continuation of his base salary for one year, payable in conformity with our normal payroll period. If the agreement is not terminated, then, upon expiration of the employment term, and if Mr. Oats’ employment by our company does not thereafter continue upon mutually agreeable terms, Mr. Oats shall be entitled to the continuation of his base salary for one year, reduced by any compensation he may receive from another employer during that year. The foregoing severance benefits are the exclusive benefits that would be payable to Mr. Oats under the agreement by reason of his termination, and we are not obligated to segregate any assets or procure any investment in order to fund such severance benefits. The agreement also contains confidentiality provisions and other terms and conditions customary to executive employment agreements.

Compensation Committee Membership, Interlocks and Insider Participation

During fiscal year 2004, our Compensation Committee consisted of Ms. Hensley and Messrs. Janks and Krause. There were no insider participations nor Compensation Committee interlocks among the members of the committee during fiscal 2004. At all times during fiscal year 2004, the committee has been comprised solely of independent, non-employee directors.

CERTAIN TRANSACTIONS

Relationships with the Price Family, The Price Group and Current and Former Directors Cahill, Galinson and McGrory

As of May 31, 2005, Sol Price beneficially owned approximately 42.2% of the outstanding common stock. Sol Price is the father of Robert E. Price, our Chairman of the Board and Interim Chief Executive Officer. As of May 31, 2005, Robert E. Price beneficially owned approximately 46.9% of our outstanding common stock, including shares that may be deemed to be beneficially owned by Sol Price. As of May 31, 2005, Sol Price and Robert E. Price were members of a group that beneficially owned approximately 54.8% of our outstanding common stock.

Series A and Series B Preferred Stock. In January 2002, entities affiliated with Sol Price, Robert E. Price, James F. Cahill, Murray L. Galinson and Jack McGrory, purchased an aggregate of 1,650 shares of our Series A Preferred Stock for an aggregate purchase price of $1,650,000. In July 2003, entities affiliated with Sol Price, Robert E. Price, James F. Cahill, Murray L. Galinson and Jack McGrory, purchased an aggregate of 22,000 shares of our Series B Preferred Stock for an aggregate purchase price of $22,000,000. In connection with a series of transactions approved by our stockholders on October 29, 2004, the 1,650 shares of Series A Preferred Stock were exchanged for 183,405 shares of our common stock, and the 22,000 shares of the Series B Preferred Stock were exchanged for 2,200,000 shares of common stock.

Sale of Common Stock. In October 2003, entities affiliated with Sol Price and Robert E. Price purchased an aggregate of 500,000 shares of common stock for an aggregate purchase price of $5,000,000.

Relationships with The Price Group. In February 2004, we entered into an agreement with The Price Group which provided us with up to $10.0 million of purchase order financing. Directors Robert E. Price, Murray L. Galinson, Jack McGrory and former director James F. Cahill were at the time managers of The Price Group and collectively own more than 80% of that entity. The agreement allowed The Price Group to place a lien on merchandise inventories in the United States as security for such financing. Interest accrued at a rate of 1% per month. In July 2004, this agreement was amended to increase the funds available from The Price Group by $5.0 million (to a total of $15.0 million) for purchase order financing. This additional funding was secured by our pledge of shares of our wholly owned Panamanian subsidiary, PriceSmart Real Estate Panama, S.A. In October 2004, in connection with the Financial Program, the amounts owed under this agreement were converted to 1,948,227 shares of common stock.

In May 2004, we entered into another agreement with The Price Group to sell the real estate and improvements owned by our company in Santiago, Dominican Republic. The purchase price was to be the fair market value of the property and improvements as determined by an independent appraiser. Under the terms of the agreement The Price Group made an initial payment of $5.0 million, with the balance to be paid upon closing, and if the closing does not occur for any reason, the initial payment shall be returned to The Price Group, plus accrued interest at the rate of 8% per annum. The agreement was subject to several contingencies, including the right of each party to terminate the agreement after receipt of the final appraisal report, and the approval by the board of the final terms of the agreement. This agreement was to terminate on August 31, 2004. However, on August 30, 2004, this agreement was extended for an additional 90 days, until November 30, 2004. This sale did not proceed, and in October 2004, in connection with the Financial Program, the amounts owed by our company to The Price Group under this agreement were converted to 648,973 shares of common stock and the agreement was terminated.

In August 2004, we entered into a $25.0 million bridge loan with The Price Group. This loan accrued interest at 8% per annum. In October 2004, in connection with the Financial Program, The Price Group purchased 3,164,726 shares of common stock, funded through the conversion of the $25.0 million bridge loan, together with accrued and unpaid interest.

On November 5, 2004, we entered into a short-term loan agreement for $3.0 million for a period of 90 days at a rate of 5% with The Price Group. This short-term loan was repaid in full on January 10, 2005.

On April 19, 2005, we entered into a Stock Purchase Agreement with The Price Group, the Sol and Helen Price Trust and the Robert and Allison Price Trust, which we collectively refer to as the Price entities. The agreement called for the Price entities to transfer their 34% interest in PriceSmart (Guatemala), S.A. to us in exchange for a total of 825,000 shares of our common stock, valued for such purpose at a price of $8.00 per share and having a value at such valuation equal to the amount paid by the Price entities to the minority shareholders. The Price entities had previously acquired the 34% interest as a result of the settlement of disputes with the former minority interest shareholders.

Relationship with Price Legacy: Sol Price had beneficial ownership through The Price Group and various family and charitable trusts of approximately 28.0% of the common stock of Price Legacy, formerly known as Price Enterprises. Robert E. Price beneficially owned approximately 25.5% of the Price Legacy common stock, including shares that may be deemed to be beneficially owned by Sol Price, and served as the Chairman of the Board of Price Enterprises until November 1999. Collectively, Sol Price, Robert E. Price and parties affiliated with them, including The Price Group, beneficially owned an aggregate of approximately 37.6% of the Price Legacy common stock. James F. Cahill, Murray L. Galinson and Jack McGrory, current and former directors of our company, beneficially owned approximately 16.4%, 16.1% and 15.9%, respectively, of the Price Legacy common stock, including shares that may be deemed to be beneficially owned by Sol Price and Robert E. Price. In addition, each was a director of Price Legacy and Jack McGrory served as Chairman, President and Chief Executive Officer of Price Legacy. On December 21, 2004, Price Legacy was acquired by PL Retail, LLC and the mentioned persons’ ownership and directorships in Price Legacy or the surviving entity ceased.

On March 26, 2004, we moved into our new headquarters located in San Diego, CA. Prior to this move, we leased office space from Price Legacy to house our headquarters. In April 2004, we received $500,000 from our then landlord, Price Legacy, as an incentive to terminate early the lease of our headquarters. For the fiscal years ended August 31, 2004, 2003 and 2002, we paid Price Legacy $209,000, $388,000 and $332,000 in rent, respectively. For the nine months ended May 31, 2005 and May 31, 2004, we paid Price Legacy $0 and $178,000 in rent, respectively.

Use of Private Plane. From time to time, members of our management used a private plane owned in part by PFD Ivanhoe, Inc. to travel to business meetings in Central America and the Caribbean. The Price Group owns 100% of the stock of PFD Ivanhoe, and Sol Price is an officer of PFD Ivanhoe. The Price Group’s members include Sol Price, Robert E. Price, Murray Galinson and Jack McGrory. Prior to March 2003, when we used the plane, we reimbursed PFD Ivanhoe for a portion of a fixed management fee and additional expenses PFD Ivanhoe incurred based on the number of hours flown, and also reimbursed PFD Ivanhoe for direct charges associated with use of the plane, including landing fees, international fees and catering. Since March 2003, we have reimbursed PFD Ivanhoe based on the amounts the passengers would have paid if they had flown a commercial airline if one or more of the passengers is a director of The Price Group (including Robert E. Price). If the passengers are solely personnel of our company, then we reimburse PFD Ivanhoe for a portion of the fixed management fee and additional expenses PFD Ivanhoe incurred as a result of the hours flown, including direct charges associated with the use of the plane, landing fees, catering and international fees. During fiscal years 2004, 2003 and 2002, we paid PFD Ivanhoe $86,000, $137,483 and $555,000 to cover the costs associated with our use of the plane, respectively. We paid approximately $135,000 and $50,000 for the nine months ended May 31, 2005 and May 31, 2004, respectively to cover these cost.

Put Option Agreement. On December 15, 2003, we entered into an agreement with a trust affiliated with Sol Price, giving us the right to sell all or a portion of specified real property to the trust at any time on or prior to August 31, 2004 at a price equal to our net book value for the respective properties and upon other commercially reasonable terms. The specified real property covers both the land and building at nine warehouse club locations. As of August 31, 2004, the net book value of this real property was approximately $54.9 million with approximately $29.9 million of encumbrances (including $5.1 million received as an advance payment for one of these properties). Under the terms of the agreement, we would have the option, but not the obligation, to lease back one or more warehouse club buildings at an annual lease rate equal to 9% of the selling price for the building and upon other commercially reasonable terms. On August 30, 2004, this agreement was extended for an additional 90 days. As a result of the Financial Program, we did not exercise our rights under this agreement, nor extend it further.

Promissory Notes

In August 1998, Brud E. Drachman, Thomas D. Martin and Edward Oats purchased 1,894, 10,000 and 1,180 shares of common stock, respectively, pursuant to the stock purchase feature of the 1998 Equity Participation Plan. These officers delivered to us promissory notes in the amounts of $19,357, $108,500 and $12,803, respectively. In August 1998, the Gans Blackmar Stevens Profit Sharing Plan FBO Robert M. Gans purchased 8,750 shares of common stock pursuant to the stock purchase feature of the 1998 Plan and delivered to us a promissory note in the amount of $94,937.50. In August 1998, William J. Naylon purchased 7,500 shares of common stock pursuant to the stock purchase feature of the 1998 Equity Participation Plan and delivered to us a promissory note in the amount of $81,375. In April 2000, John Hildebrandt purchased 3,738 shares of common stock pursuant to the stock purchase feature of the 1998 Equity Participation Plan and delivered to us a promissory note in the amount of $149,987. The promissory notes delivered by Messrs. Drachman, Martin, Naylon and Oats, and the Gans Blackmar Stevens Profit Sharing Plan initially were non-recourse notes and bore interest at a rate of 6% per annum and had terms of six years. These notes were amended in June 1999 to become recourse notes, bearing interest at a rate of 5.85%. Mr. Hildebrandt’s note is also a recourse note, bearing interest at a rate of 5.85%, with a term of six years. In August 2004, upon the expiration of term of their respective promissory notes, Messrs. Drachman, Martin, Naylon, Oats and the Gans Blackmar Stevens Profit Sharing Plan FBO Robert M. Gans paid all remaining principal and interest due under the notes by delivering an aggregate of 22,195 shares of common stock valued at $7.56 per share (the closing price of the common stock on August 6, 2004) and paid an aggregate of $149,177 in cash. Messrs. Drachman, Martin, Naylon, Oats and Gans received cash bonuses in August 2004, the after-tax proceeds of which were equivalent to the cash portion of the repayments described above. The initial principal amount on Mr. Hildebrandt’s promissory note remains outstanding, and is immediately due and payable upon the termination of Mr. Hildebrandt’s employment for any reason.

Relationships with Rafael Barcenas

During fiscal 2002, we had the following transactions and relationships with either Rafael Barcenas, a director of our company from 1998 to 2004, or with entities with which he was affiliated:

Purchase of Minority Interest in Trinidad and Tobago Business. In July 2001, we agreed to purchase a 2.5% interest in PSMT Trinidad/Tobago Limited from an affiliate of Mr. Barcenas in exchange for 6,490 shares of our common stock, $41.65 in cash and our agreement to cancel a $40,000 debt obligation owed by Mr. Barcenas’ affiliate to our company. The parties completed the transaction in September 2001.

Boyd, Barcenas, S.A. Boyd, Barcenas, S.A. served as our advertising agency in Panama. Rafael E. Barcenas is the General Director of Boyd, Barcenas, S.A. During fiscal 2002, we paid $85,000 to Boyd, Barcenas, S.A. for advertising services.

Payments upon Sale of Common Stock. In March 2000, we entered into an agreement to acquire the minority interest in our Panama subsidiary, which previously had been 49% owned by BB&M International Trading Group, of which Mr. Barcenas is a principal. In exchange for BB&M’s 49% interest, we issued to BB&M’s principals 306,748 shares of our common stock and agreed to redeem the shares of common stock at a price of $46.86 per share following the one-year anniversary of the completion of the acquisition. In April 2001, we redeemed 242,144 shares of our common stock for an aggregate of approximately $11.4 million in cash and agreed, upon the holders’ request, to redeem, at our option for cash or additional stock, the remaining 64,604 shares following the second anniversary of the completion of the acquisition at the price of $46.86 per share. In March 2002, the holders of the remaining 64,604 shares of our common stock requested redemption of these shares for the agreed upon price of $46.86 per share. In lieu of having the shares redeemed, at our request, the holders sold their shares on the open market. We then paid the holders approximately $1.0 million in cash, including approximately $505,000 paid to Mr. Barcenas, representing the difference between the agreed upon price of $46.86 per share and the average selling price of $30.99 per share obtained by the holders.

Relationships with Edgar A. Zurcher

Edgar A. Zurcher, a director of our company since November 2000 and a director and officer of our wholly owned subsidiary PSMT Caribe, Inc. since its inception in December 1998, is a partner in a law firm that we utilize in certain legal matters. We incurred legal expenses with this law firm of approximately $108,200, $67,600, $4,000 and $287,000 during fiscal years 2004, 2003, 2002 and the first nine months of fiscal 2005, respectively.

Mr. Zurcher is also a director of a company that owns 40% of Payless ShoeSource Holdings, Ltd., which rents retail space from us. We have recorded approximately $757,000, $723,500, $693,000 and $505,000 in rental income for this space during fiscal years 2004, 2003, 2002 and the first nine months of fiscal 2005, respectively. Mr. Zurcher is also a director of Banco Promerica, from which we have recorded approximately $305,000 and $194,000 of rental income for fiscal 2004 and the first nine months of fiscal 2005, respectively, for space leased to it by us. We also received approximately $525,000, $481,000, $62,000 and $536,000 in incentive fees on a co-branded credit card we have with Banco Promerica in fiscal years 2004, 2003, 2002 and the first nine months of fiscal 2005, respectively, In February 2005, we also received a refund of approximately $400,000 for an accumulated marketing fund related to the co-branded credit card with Banco Promerica. Mr. Zurcher is also Chairman of the Board of Banco Promerica (Costa Rica), which lent $900,000 as part of a $5.9 million syndicated loan to us in fiscal 2000, of which $277,000 is outstanding as of August 31, 2004 and due and repaid in October 2004. During fiscal 2001, we entered into a $1.9 million short-term credit facility with Banco Promerica (El Salvador), of which $1.3 million and $0 was outstanding as of August 31, 2004 and May 31, 2005, respectively. Mr. Zurcher is a director of a pasta company from which we purchased an aggregate of $339,000 of products in fiscal 2002. Mr. Zurcher is also a director and, directly and through his family, a 17% shareholder of a beverage company from which our company purchased an aggregate of $149,100 of products in fiscal 2003. Mr. Zurcher is indirectly a 40% shareholder of a real estate development company from which our company received an aggregate of $286,000 and $190,497 for construction management services in fiscal 2004 and 2003, respectively.

Relationships with PSC, S.A.

PSC, S.A. beneficially owns approximately 3.1% of the outstanding common stock. In addition, Mr. Zurcher is a director and 9.1% shareholder of PSC, S.A. In August 2002, we entered into a joint venture agreement with PSC, S.A. to form a new subsidiary to construct and operate a warehouse store in Nicaragua. We own a 51% interest and PSC, S.A. owns the remaining 49% interest in the subsidiary. In connection with the joint venture, in September 2002, PSC, S.A. purchased 79,313 shares of our common stock at a price of $33.50 per share, which is equivalent to our capital investment in the joint venture.

In July 2001, we agreed to purchase a 5% interest in PSMT Trinidad/Tobago Limited from PSC, S.A. in exchange for 7.5% of our subsidiary in Jamaica and our agreement to assume PSC, S.A.’s obligation to make a $100,000 capital contribution to PSMT Trinidad/Tobago Limited. The parties completed the transaction in September 2001.

In August 2002, we entered into a joint venture agreement with PSC, S.A. to form a new subsidiary to construct and operate warehouse stores in Ecuador. Under the agreement, we will own a 60% interest and PSC, S.A. will own a 15% interest in the new subsidiary.

On June 3, 2000, PSMT Caribe, Inc. and PSC, S.A. entered into an option agreement, as amended on August 28, 2002, which gave PSC, S.A. the option to purchase from PSMT Caribe excess real property located in San Pedro Sula, Honduras, Santa Elena, El Salvador, Heredia, Costa Rica, Santo Domingo, Dominican Republic and Zapote, Costa Rica, which we refer to collectively as the Properties. On or about June 26, 2000, PSC, S.A. exercised the option agreement and subsequently acquired all of the Properties with the exception of the properties located in Santa Elena and Heredia.

We believe that the development of the properties located in Santa Elena, Heredia and Santa Domingo, each of which are located adjacent to certain of our warehouse clubs in these locations, may be detrimental to the operation of such warehouse clubs. Accordingly, on July 14, 2005, our company, Inmobiliaria PSMT Nicaragua, S.A., or PSMT Nicaragua, PSMT Caribe and PSC, S.A. entered into a second amendment to the option agreement and our company, PSMT Nicaragua and PSC, S.A. entered into a stock transfer agreement whereby PSC, S.A. will (i) convey the Santa Domingo property to us or a wholly owned subsidiary thereof and (ii) relinquish all of its rights to acquire the properties located in Santa Elena and Heredia that it obtained pursuant to its exercise of the option agreement as described above. In exchange, we will issue to PSC, S.A. 138,820 shares of our common stock, valued for such purpose at an aggregate of $1,112,960, and PSMT Nicaragua will cancel certain debt in the aggregate amount of $89,631 owed to it by PSC, S.A. The closing is currently scheduled to take place on August 26, 2005.

Relationships with Grupo Gigante, S.A. and Angel Losada M.

Gigante beneficially owns approximately 6.9% of the outstanding common stock. In January 2002, we entered into a 50/50 joint venture with Gigante to construct and operate warehouse stores in Mexico. In addition, Angel Losada M., one of our directors, is currently Chairman of the Board of Directors and Executive President of Gigante. Mr. Losada also owns 13.5% of the common stock of Gigante, and together with members of his family, owns an aggregate of 69.4% of the common stock of Gigante. In fiscal 2004, Gigante purchased an aggregate of approximately $123,000 of products from PriceSmart Mexico, the 50/50 joint venture subsidiary in Mexico. During the third quarter of fiscal 2002, our Mexico joint venture began negotiations to lease certain property from Gigante in Mexico City, upon which the joint venture may construct and operate a membership warehouse club. In October 2002, the joint venture entered into a memorandum of intent for the allocation of construction expenses in connection with the proposed lease. In February 2005, the Company and Grupo Gigante S.A. announced the closure of the three warehouse clubs operated by PriceSmart Mexico effective February 28, 2005.

In January 2002, Gigante purchased 15,000 shares of our Series A Preferred Stock for an aggregate purchase price of $15,000,000 pursuant to a Series A Preferred Stock and Warrant Purchase Agreement entered into on January 15, 2002 between us and Gigante. Gigante also received a warrant to purchase 200,000 shares of our common stock at an exercise price of $37.50 per share, subject to customary anti-dilution adjustments. The warrant expired one year from the date of issuance. On November 23, 2004, we issued an aggregate of 1,667,333 shares of our common stock to Gigante in exchange for all of the outstanding shares and accrued dividends of our Series A Preferred Stock held by Gigante as part of the Financial Program.

Relationship with PriceSmart Mexico

We sold inventory to PriceSmart Mexico and charged it for salaries and other administrative services. Such transactions were in the ordinary course of business, at negotiated prices comparable to those of transactions with other customers. For the first nine months of fiscal year 2005, export sales to PriceSmart Mexico were approximately $214,000 and are included in total export sales of $394,000, on the consolidated statements of operations. Under equity accounting, for export sales to PriceSmart Mexico, our investment in unconsolidated affiliate has been reduced by our portion of the unrealized profit from these sales. Salaries and other administrative services charged to PriceSmart Mexico for the first nine months of the fiscal year 2005 were approximately $31,000.

During the third quarter of fiscal 2005, we agreed to purchase furniture and fixtures from the closed Mexico warehouse club locations. To facilitate this purchase, we made an advance payment of $750,000 to PriceSmart Mexico. This advance payment is included in prepaid expenses and other current assets on the Consolidated Balance Sheet as of May 31, 2005. We expect to fully utilize this advance payment during the fourth quarter of fiscal 2005.

Relationship with Philippines minority interest shareholder

We formerly utilized the importation and exportation businesses of one of our minority shareholders in the Philippines for the movement of merchandise inventories both to and from the Asian regions to our warehouse clubs operating in Asia. As of May 31, 2005, we had a total of approximately $645,000 in net receivables due from the minority interest shareholder’s importation and exportation businesses, which is included in accounts receivable on the consolidated financial statements.

The Company believes that each of the related party transactions described above were on terms that the Company could have been obtained from unaffiliated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of November 30, 2004, and as adjusted to reflect the sale of 1,158,813 shares of common stock in this offering by selling stockholders, by (1) each of our directors, (2) each of our named executive officers, (3) each person or group known by us to own beneficially more than 5% of the common stock and (4) all directors and executive officers as a group.

The number of shares beneficially owned by each stockholder and each stockholder’s percentage ownership prior to the offering in the following table is based on 17,525,607 shares of common stock outstanding as of November 30, 2004. Each stockholder’s percentage ownership after the offering is based on our outstanding shares of common stock as of November 30, 2004, as adjusted to reflect the issuance of 400,000 shares of common stock issuable upon exercise of a common stock purchase warrant issued to the International Finance Corporation in January 2005.

The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholders. Of the 1,158,813 shares of common stock offered pursuant to this prospectus:

•	200,000 shares were issued to the International Finance Corporation in February 2005;

•	200,000 shares are issuable upon the exercise of a common stock purchase warrant we issued to the International Finance Corporation in January 2005;

•	79,313 were issued to PSC, S.A. at a price of $33.50 per share in a September 2002 private placement; and

•	679,500 were issued to PSC, S.A. as partial consideration for the sale to us of its 40% interest in our PSMT Caribe, Inc. subsidiary in July 2000.

Pursuant to agreements between our company and the selling stockholders, we agreed to file a registration statement covering all of the shares of common stock held by such selling stockholders, except for 79,313 shares offered hereby by PSC, S.A.

The selling stockholders do not have any position, office or other material relationship with us or any of our affiliates, nor have they had any position, office or material relationship with us or any of our affiliates within the past three years, except for those listed in the footnotes to the following table or under “Certain Transactions” beginning on page 59.

Name of Beneficial Owner(1)	Number of Shares beneficially Owned Prior to Offering(2)	Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned
				Before Offering	After Offering
Directors and Named Executive Officers:
Robert E. Price(3)(4)	8,406,557	—	8,406,557	48.0%	48.0%
James F. Cahill(3)(5)	7,167,127	—	7,167,127	40.9	40.9
Murray L. Galinson(3)(6)	7,117,884	—	7,117,884	40.6	40.6
Katherine L. Hensley(7)	18,482	—	18,482	*	*
Leon C. Janks(8)	18,916	—	18,916	*	*
Lawrence B. Krause(9)	13,016	—	13,016	*	*
Angel Losada M.(10)	1,669,773	—	1,669,773	9.5	9.5
Jack McGrory(3)(11)	7,112,884	—	7,112,884	40.6	40.6
Edgar A. Zurcher(12)	764,013	758,813	5,200	4.4	*
Robert M. Gans(13)	25,450	—	25,450	*	*
Thomas D. Martin(14)	33,054	—	33,054	*	*
William J. Naylon(15)	30,729	—	30,729	*	*
Brud E. Drachman(16)	38,294	—	38,294	*	*
All executive officers and directors as a group(17)	11,150,910	758,813	10,392,097	62.9	58.6

5% Stockholders:
The Price group(18)	9,536,286	—	9,536,286	54.4	54.4
7979 Ivanhoe Avenue Suite 520 La Jolla, CA 92037
Grupo Gigante, S.A. de C.V. Ave. Ejercito Nacional 769-A Delegacion Miguel Hidalgo Col. Nueva Granada 11520 Mexico, D.F., Mexico	1,667,333	—	1,667,333	9.5	9.5

Selling Stockholders:
International Finance Corporation(19) 2121 Pennsylvania Ave., N.W. Washington, D.C. 20433	700,000	400,000	300,000	3.9	1.7
PSC S.A. P.O. Box 0832-1384 World Trade Center Panama, Republic of Panama	758,813	758,813	0	4.3	*

(1)	Unless otherwise indicated, the address of each person named in the table is c/o PriceSmart, Inc., 9740 Scranton Road, San Diego, California 92121.
(2)	Beneficial ownership of directors, executive officers, 5% or more stockholders and other selling stockholders includes both outstanding shares and shares issuable upon exercise or conversion of options, warrants or other securities that are currently exercisable or convertible or will become exercisable or convertible within 60 days after the date of this table. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and dispositive power with respect to all shares of stock beneficially owned by them.
(3)	Messrs. R. Price, Cahill, Galinson, McGrory and S. Price are current or former co-managers of The Price Group. As such, for purposes of this table, they are each deemed to beneficially own 6,427,503 shares of common stock held by The Price Group. As of the date of the table, each of Messrs. R. Price, Cahill, Galinson, McGrory and S. Price had shared voting and dispositive powers with respect to, and disclaimed beneficial ownership of, the shares held by The Price Group. In addition, Messrs. R. Price, Cahill, Galinson, McGrory and S. Price are current or former directors of San Diego Revitalization Corp. As such, for purposes of this table, they are each deemed to beneficially own 680,181 shares of common stock held by San Diego Revitalization Corp. As of the date of the table, each of Messrs. R. Price, Cahill, Galinson, McGrory and S. Price had shared voting and dispositive powers with respect to, and disclaimed beneficial ownership of, the shares held by San Diego Revitalization Corp. If the percentages of shares of common stock beneficially owned by Messrs. R. Price, Cahill, Galinson, McGrory and S. Price were calculated without regard to the shares held by The Price Group or San Diego Revitalization Corp., they would own 7.4%, 0.3%, 0.1%, 0.0% and 6.4%, respectively, of the common stock. Mr. Cahill is no longer affiliated with The Price Group or the San Diego Revitalization Corp.

(4)	Includes 896,067 shares of common stock held by the Robert & Allison Price Charitable Remainder Trust, of which Mr. R. Price is a trustee. Also includes 379,948 shares of common stock held by the Robert and Allison Price Trust, of which Mr. R. Price is a trustee. Also includes 22,778 shares of common stock held by a trust for the benefit of Mr. R. Price’s minor children, of which Mr. R. Price is a trustee.
(5)	Includes 6,200 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table. Also includes 49,368 shares of common stock held by a trust for the benefit of Mr. S. Price’s grandchildren, of which Mr. Cahill, as of the date of this table, was a trustee. Mr. Cahill disclaimed beneficial ownership of the shares held by the trust. Mr. Cahill is no longer the trustee of this trust.
(6)	Includes 5,200 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table.
(7)	Includes 13,800 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table. Also includes 900 shares of common stock held in a trust of which Ms. Hensley is a beneficiary and for which she serves as trustee.
(8)	Includes 16,200 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table.
(9)	Includes 7,200 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table. Also includes 1,816 shares of common stock held by the Krause Family Limited Partnership, of which Mr. Krause is a general partner, and 4,000 shares of common stock held by the Krause Family Trust, of which Mr. Krause is a trustee.
(10)	Includes 2,400 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table. Also includes 1,667,333 shares of common stock held by Grupo Gigante, S.A. de C.V., of which Mr. Losada is Vice-Chairman and Executive President. Mr. Losada also owns 13.5% of the common stock of Gigante, and together with members of his family, owns an aggregate of 69.4% of the common stock of Gigante. Mr. Losada disclaims beneficial ownership of the shares of common stock held by Gigante.
(11)	Includes 5,200 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table.
(12)	Includes 5,200 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table. Also includes 758,813 shares of common stock held by PSC, S.A., of which Mr. Zurcher is a director and 9.1% shareholder. Mr. Zurcher disclaims beneficial ownership of the shares held by PSC, S.A.
(13)	Includes 16,200 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table.
(14)	Includes 16,200 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table.
(15)	Includes 24,000 shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table.
(16)	Also includes 36,400 shares subject to options that are currently exercisable or will become exercisable within 60 days after the date of this table.
(17)	See notes (3)–(16). Also includes (a) 26,938 shares of common stock beneficially owned by John D. Hildebrandt, 23,200 of which are subject to options that are currently exercisable or will become exercisable within days after the date of this table, (b) 24,000 shares of common stock beneficially owned by Edward Oats, 23,900 of which are subject to options held by Mr. Oats that are currently exercisable or will become exercisable within 60 days after the date of this table, and (c) 8,000 shares of Common Stock beneficially owned by John M. Heffner, all of which are subject to options held by Mr. Heffner that currently exercisable or will be exercisable 60 days after the date of this table.
(18)	The Price group is comprised of The Price Group, the San Diego Revitalization Corp., Robert E. Price and Sol Price. Please see notes (3) and (4). Includes 1,129,729 shares of common stock held by the Sol and Helen Price Trust, of which Mr. S. Price is a trustee.
(19)	We have two loan facilities outstanding with the International Finance Corporation as the lender with an aggregate outstanding amount of $25.1 million as of February, 28, 2005.

DESCRIPTION OF OUR CAPITAL STOCK

General

Under our amended and restated certificate of incorporation, the total number of shares of all classes of stock that we have authority to issue is 47,000,000, of which 2,000,000 are shares of preferred stock, par value $.0001 per share, and 45,000,000 are shares of common stock, par value $.0001 per share.

As of June 30, 2005, we had 25,381,022 shares of common stock and no shares of our preferred stock outstanding.

Common Stock

Voting Rights. Each holder of our common stock is entitled to one vote for each share registered in his, her or its name on our books on all matters submitted to a vote of stockholders. Except as otherwise provided by law, the holders of our common stock will vote as one class. The shares of our common stock will not have cumulative voting rights. As a result, subject to the voting rights, if any, of the holders of any shares of our preferred stock which may at the time be outstanding, the holders of our common stock entitled to exercise more than 50% of the voting rights in an election of directors will be able to elect 100% of the directors to be elected if they choose to do so. In such event, the holders of the remaining shares of our common stock voting for the election of directors will not be able to elect any persons to our board of directors.

Dividend Rights. Subject to the rights of the holders of any shares of our preferred stock which may at the time be outstanding, holders of our common stock will be entitled to such dividends as our board of directors may declare out of funds legally available therefor. Because portions of our operations will be conducted through wholly-owned subsidiaries, our cash flow and consequent ability to pay dividends on our common stock are dependent to some degree upon the earnings of such subsidiaries and on dividends and other payments therefrom.

Liquidation Rights and Other Privileges. Subject to the prior rights of creditors and the holders of any of our preferred stock which may be outstanding from time to time, the holders of our common stock are entitled in the event of liquidation, dissolution or winding up to share pro rata in the distribution of all remaining assets.

Our common stock is not liable for any calls or assessments and is not convertible into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the our common stock.

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Preferred Stock

Our amended and restated certificate of incorporation provides that our board of directors is authorized to provide for the issuance of shares of preferred stock, from time to time, in one or more series, and to fix any voting powers, full or limited or none, and the designations, preferences and relative, participating, optional or other special rights, applicable to the shares to be included in any such series and any qualifications, limitations or restrictions thereon.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

Preferred Stock. As described above, our board of directors is authorized to provide for the issuance of shares of our preferred stock, in one or more series, and to fix by resolution of our board of directors and to the extent permitted by the Delaware General Corporation Law, the terms and conditions of each such series. We believe that the availability of preferred stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise from time to time. The authorized shares of preferred stock, as well as authorized but unissued shares of our common stock, will be available for issuance without further action of our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which any class of our stock may then be listed for trading.

Although our board of directors has no present intention of doing so, it could issue a series of preferred stock that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For instance, such new shares might impede a business combination by including class voting rights which would enable the holder to block such transaction or facilitate a business combination by including voting rights which would provide a required percentage vote of stockholders. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of our company and our then existing stockholders. The board of directors in so acting, could issue preferred stock having terms which would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.

Board of Directors. Our amended and restated bylaws provide that, subject to the rights of the holders of our preferred stock to elect additional directors, the number of our directors shall not be less than three and the exact number of which shall be fixed from time to time by our board of directors. Further, vacancies and newly created directorships resulting from any increase in the authorized number of directors, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. Any director so chosen shall hold office until the next annual election of directors and until their successors are duly elected and qualified, or until their earlier resignation or removal.

PLAN OF DISTRIBUTION

The selling stockholders may from time to time offer and sell their shares of our common stock offered by this prospectus. However, registration does not necessarily mean that the selling stockholders will offer and sell any of their shares.

Offer and Sale of Shares. The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell their shares of our common stock at prices related to the prevailing market prices or at negotiated prices, in one or more of the following manners:

•	on the Nasdaq National Market or other exchanges on which our common stock is traded at the time of sale,

•	in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or

•	in privately negotiated transactions.

The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may sell their shares of our common stock in one or more of the following transactions:

•	a block trade in which the broker or dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction,

•	a broker or dealer may purchase as principal and resell the shares for its own account under this prospectus,

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, or

•	through put or call option transactions relating to the shares, in short sales of the shares or through a combination of such methods.

The selling stockholders may accept or, together with any agent of the selling stockholders, reject in whole or in part any proposed purchase of the shares of our common stock offered by this prospectus. If any of the selling stockholders notifies us that a donee or pledgee intends to sell more than 500 shares of our common stock, we will file a supplemental prospectus.

Brokers and Dealers. The selling stockholders may select brokers or dealers to sell their shares of our common stock. Brokers or dealers of the selling stockholders may arrange for other brokers or dealers to participate in selling the shares. The selling stockholders may give the brokers or dealers commissions or discounts in amounts to be negotiated immediately before any sale. In connection with sales of the shares, the selling stockholders, any brokers or dealers selected by the selling stockholders, any other participating brokers or dealers, and some pledgees, donees, transferees and other successors in interest may be considered “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by these brokers or dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

The selling stockholders may enter into hedging transactions with broker-dealers or other institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares, or of securities convertible into or exchangeable for the shares, in the course of hedging positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of shares offered by this prospectus, which shares such broker-dealers or other financial institutions may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

Distribution Arrangements with Broker-Dealers. If any of the selling stockholders notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker-dealer as a principal, we will file a supplemental prospectus disclosing, to the extent required:

•	the name of such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

Sales Under Rule 144. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

Commissions. We will reimburse the selling stockholders for their out-of-pocket expenses in connection with the registration of the common stock being offered by this prospectus, other than underwriting fees, discounts or commissions and transfer taxes. The selling stockholders will pay any sales commissions or other sellers’ compensation applicable to these transactions.

Indemnification. The selling stockholders may agree to indemnify any agent, dealer or broker that participates in transactions involving sales of their shares against certain liabilities, including liabilities arising under the Securities Act. Under our agreements with the selling stockholders, we and the selling stockholders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact contained in the registration statement of which this prospectus forms a part, or any omission or alleged omission to state in the registration statement a material fact required to be stated therein or necessary to make the statements therein not misleading. If for any reason indemnification is unavailable, we and the selling stockholders have agreed to contribute to each other in connection with these liabilities based on the relative benefits and faults of the parties, as well as other relevant equitable considerations.

LEGAL MATTERS

The legality of our common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule at August 31, 2004 and 2003, and for each of the three years in the period ended August 31, 2004, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the exhibits thereto. You should refer to the registration statement, including its exhibits and schedules, for further information about our company and the securities being offered hereby.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-(800) SEC-0330. You may also inspect our filings on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

PRICESMART, INC.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of PriceSmart, Inc.

We have audited the accompanying consolidated balance sheets of PriceSmart, Inc. as of August 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended August 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PriceSmart, Inc. at August 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California

October 29, 2004

PRICESMART, INC.

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	August 31,
	2004	2003
ASSETS
Current Assets:
Cash and cash equivalents	$34,410	$11,239
Short-term restricted cash	7,255	7,180
Receivables, net of allowance for doubtful accounts of $1,550 and $698 in 2004 and 2003, respectively	2,196	5,970
Merchandise inventories	62,820	73,668
Prepaid expenses and other current assets	10,185	8,004
Income tax receivable	—	1,331

Total current assets	116,866	107,392

Long-term restricted cash	28,422	32,129
Property and equipment, net	173,420	186,027
Goodwill, net	23,071	23,071
Deferred tax asset	16,009	16,678
Other assets	7,650	8,579
Long-term receivables from unconsolidated affiliate	1,316	1,086
Investment in unconsolidated affiliate	9,254	16,996

Total Assets	$376,008	$391,958

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term borrowings	$13,412	$20,783
Accounts payable	56,148	68,504
Accounts payable to and advances received from related party	20,273	—
Accrued salaries and benefits	4,496	3,556
Deferred membership income	4,173	4,080
Income taxes payable	747	—
Deferred tax liability	592	176
Other accrued expenses	15,972	9,142
Long-term debt, current portion	16,503	14,426

Total current liabilities	132,316	120,667
Deferred rent	1,260	968
Accrued closure costs	3,932	3,128
Long-term debt, related party	25,000	—
Long-term debt, net of current portion	82,138	99,616

Total liabilities	244,646	224,379

Minority interest	3,483	8,160
Commitments and contingencies	—	—
Stockholders’ Equity:
Preferred stock, $.0001 par value (stated at cost), 2,000,000 shares authorized;
Series A convertible preferred stock–20,000 shares designated, 20,000 shares issued and outstanding in 2004 and 2003, respectively (liquidation preference of $21,867 in 2004 and $20,267 in 2003)	19,914	19,914
Series B convertible preferred stock–30,000 shares designated, 22,000 shares issued and outstanding in 2004 and 2003, respectively (liquidation preference of $24,014 in 2004 and $22,254 in 2003)	21,975	21,983
Common stock, $.0001 par value, 15,000,000 shares authorized; 7,775,655 and 7,285,563 shares issued in 2004 and 2003, respectively; and 7,339,810 and 6,871,913 shares outstanding (net of treasury shares) in 2004 and 2003, respectively	1	1
Additional paid-in capital	170,255	164,120
Tax benefit from exercise of stock options	3,379	3,379
Notes receivable from stockholders	(33)	(685)
Deferred compensation	(1,932)	(1,314)
Accumulated other comprehensive loss	(18,314)	(14,022)
Accumulated deficit	(57,902)	(24,560)
Less: treasury stock at cost; 435,845 and 413,650 shares in 2004 and 2003, respectively	(9,464)	(9,397)

Total stockholders’ equity	127,879	159,419

Total Liabilities and Stockholders’ Equity	$376,008	$391,958

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share data)

	Years Ended August 31,
	2004	2003	2002
Revenues:
Sales:
Net warehouse	$594,225	$638,485	$609,034
Export	1,052	7,039	2,361
Membership income	8,768	8,335	8,911
Other income	5,655	6,838	8,222

Total revenues	609,700	660,697	628,528

Operating expenses:
Cost of goods sold:
Net warehouse	512,691	558,982	515,224
Export	1,090	6,749	2,240
Selling, general and administrative:
Warehouse operations	81,752	82,136	74,275
General and administrative	23,098	22,283	18,863
Settlement and related expenses	—	—	1,720
Preopening expenses	584	2,366	2,213
Asset impairment and closure costs	6,714	11,736	—

Total expenses	625,929	684,252	614,535

Operating income (loss)	(16,229)	(23,555)	13,993

Other income (expense):
Interest income	2,388	2,917	2,944
Interest expense	(11,061)	(11,386)	(9,956)
Other income (expense)	(86)	(328)	(4)
Income from related party	500	—	—

Total other income (expense)	(8,259)	(8,797)	(7,016)

Income (loss) before (provision) benefit for income taxes, losses (including impairment charge in 2004) of unconsolidated affiliate and minority interest	(24,488)	(32,352)	6,977
(Provision) benefit for income taxes	(4,244)	(183)	4,647
Losses (including impairment charge of $3.1 million in 2004) of unconsolidated affiliate	(4,828)	(2,967)	(37)
Minority interest	3,578	5,276	(152)

Net income (loss)	(29,982)	(30,226)	11,435
Preferred dividends	(3,360)	(1,854)	(991)

Net income (loss) available (attributable) to common stockholders	$(33,342)	$(32,080)	$10,444

Earnings (loss) per share—common stockholders:
Basic	$(4.57)	$(4.67)	$1.62
Diluted	$(4.57)	$(4.67)	$1.55

Shares used in per share computation:
Basic	7,290	6,865	6,455
Diluted	7,290	6,865	6,741

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE YEARS ENDED AUGUST 31, 2004

(amounts in thousands, except share data)

	Preferred Stock – Series A & Series B		Common Stock		Additional paid-in capital	Tax benefit from exercise of stock options	Notes receivable from stockholders	Deferred compensation	Accumulated other comprehensive inc/ (loss)	Retained earnings (accumulated deficit)	Less: Treasury Stock		Total stockholders’ equity
	Shares	Amount	Shares	Amount							Shares	Amount
Balance at August 31, 2001	—	$—	6,929	$1	$150,906	$—	$(769)	$(307)	$(962)	$(2,924)	697	$(15,835)	$130,110
Issuance of Series A convertible preferred stock	20	19,914	—	—	—	—	—	—	—	—	—	—	19,914
Dividends on preferred stock	—	—	—	—	—	—	—	—	—	(991)	—	—	(991)
Issuance of common stock	—	—	300	—	10,000	—	—	—	—	—	—	—	10,000
Exercise of stock options	—	—	74	—	452	—	—	—	—	—	(131)	2,970	3,422
Tax benefit from exercise of stock options	—	—	—	—	—	3,360	—	—	—	—	—	—	3,360
Redemptive right – Panama acquisition	—	—	—	—	(614)	—	—	—	—	—	—	—	(614)
Issuance of stock in exchange For minority interest	—	—	(20)	—	350	—	—	—	—	—	(68)	1,543	1,893
Amortization of deferred compensation	—	—	—	—	—	—	—	212	—	—	—	—	212
Net income	—	—	—	—	—	—	—	—	—	11,435	—	—	11,435
Net unrealized gain or loss on marketable securities	—	—	—	—	—	—	—	—	15	—	—	—	15
Translation adjustment	—	—	—	—	—	—	—	—	(5,345)	—	—	—	(5,345)

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	6,105

Balance at August 31, 2002	20	19,914	7,283	1	161,094	3,360	(769)	(95)	(6,292)	7,520	498	(11,322)	173,411
Issuance of Series B convertible preferred stock	22	21,983	—	—	—	—	—	—	—	—	—	—	21,983
Dividends on preferred stock	—	—	—	—	—	—	—			(1,854)	—	—	(1,854)
Issuance of treasury stock	—	—	—	—	632	—	—	—	—	—	(79)	1,801	2,433
Exercise of stock options	—	—	3	—	6	—	—	—	—	—	(5)	124	130
Tax benefit from exercise of stock options	—	—	—	—	—	19	—	—	—	—	—	—	19
Stock compensation expense	—	—	—	—	2,388	—	—	(1,555)	—	—	—	—	833
Amortization of deferred compensation	—	—	—	—	—	—	—	336	—	—	—	—	336
Payment on notes receivable from stockholders	—	—	—	—	—	—	84	—	—	—	—	—	84
Net loss	—	—	—	—	—	—	—	—	—	(30,226)	—	—	(30,226)
Translation adjustment	—	—	—	—	—	—	—	—	(7,730)	—	—	—	(7,730)
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	(37,956)

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE YEARS ENDED AUGUST 31, 2004—(Continued)

(amounts in thousands, except share data)

	Preferred Stock – Series A & Series B		Common Stock		Additional paid-in capital	Tax benefit from exercise of stock options	Notes receivable from stockholders	Deferred compensation	Accumulated other comprehensive inc/ (loss)	Retained earnings (accumulated deficit)	Less: Treasury Stock		Total stockholders’ equity
	Shares	Amount	Shares	Amount							Shares	Amount
Balance at August 31, 2003	42	41,897	7,286	1	164,120	3,379	(685)	(1,314)	(14,022)	(24,560)	414	(9,397)	159,419
Dividends on preferred stock	—	—	—	—	—	—	—	—	—	(3,360)	—	—	(3,360)
Issuance of common stock	—	—	500	—	5,000	—	—	—	—	—	—	—	5,000
Issuance costs of Series B Convertible preferred stock	—	(8)	—	—	—	—	—	—	—	—	—	—	(8)
Repayment of notes receivable and reacquisition of common stock	—	—	—	—	(101)	—	317	—	—	—	22	(67)	149
Cancellation of notes receivable from stockholders	—	—	(10)	—	(94)	—	208	—	—	—	—	—	114
Stock compensation expense	—	—	—	—	1,330	—	—	(1,330)	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	712	—	—	—	—	712
Payment of notes receivable from stockholders	—	—	—	—	—	—	10	—	—	—	—	—	10
Mark to market of employee restricted stock	—	—	—	—	—	—	117	—	—	—	—	—	117
Net loss	—	—	—	—	—	—	—	—	—	(29,982)	—	—	(29,982)
Translation adjustment	—	—	—	—	—	—	—	—	(4,292)	—	—	—	(4,292)
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	(34,274)

Balance at August 31, 2004	42	$41,889	7,776	$1	$170,255	$3,379	$(33)	$(1,932)	$(18,314)	$(57,902)	436	$(9,464)	$127,879

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Years Ended August 31,
	2004	2003	2002
Operating Activities:
Net income (loss)	$(29,982)	$(30,226)	$11,435
Adjustments to reconcile net income (loss) to net Cash provided by operating activities:
Depreciation and amortization	14,435	14,957	12,480
Allowance for doubtful accounts	852	515	125
Asset impairment and closure costs	6,714	11,239	—
Loss on sale of real estate	—	—	82
Cancellation of note receivable from stockholder	114	—	—
Mark to market of shareholder note receivable	117	—	—
Deferred income taxes	1,085	(640)	(13,505)
Tax benefit from exercise of stock options	—	19	3,360
Minority interest	(3,578)	(5,276)	152
Equity in losses of unconsolidated affiliate, including impairment charge of $3.1 million in 2004	4,828	2,967	37
Compensation expense recognized for stock options	712	1,169	212
Change in operating assets and liabilities:
Change in accounts receivable, prepaids, other current assets, accrued salaries, deferred membership and other accruals	4,892	592	(10,661)
Merchandise inventories	10,848	5,429	(8,000)
Accounts payable and accounts payable to and advances received from related party	2,917	1,779	5,936

Net cash flows provided by operating activities	13,954	2,524	1,653

Investing Activities:
Additions to property and equipment	(4,053)	(22,223)	(34,387)
Advance received for sale of property	5,000	—	—
Investment in unconsolidated affiliate	—	(9,000)	(11,000)
Sale (purchase) of marketable securities	—	3,000	(3,000)
(Issuance) receipt of notes receivable	—	(1,000)	—
Proceeds from sale of property held for sale	—	—	696
Panama acquisition – repurchase of common stock	—	—	(1,025)
Acquisition of minority interests	—	—	(500)

Net cash flows provided by (used in) investing activities	947	(29,223)	(49,216)

Financing Activities:
Proceeds from bank borrowings	74,685	99,954	191,676
Repayment of bank borrowings	(97,457)	(89,288)	(176,486)
Proceeds from related party borrowings	25,000	—	—
Issuance of preferred stock	—	21,983	19,914
Restricted cash	3,632	(13,343)	(1,759)
Issuance of common stock	5,000	—	10,000
Contributions by minority interest shareholders	—	3,258	2,023
Issuance of treasury stock	—	2,433	—
Repayment of notes receivable and reacquisition of common stock	149	—	—
Issuance costs of Series B Preferred stock	(8)	—	—
Dividends on convertible preferred stock	—	(1,600)	(724)
Proceeds from exercise of stock options	—	130	3,422
Repayment of notes receivable from stockholders	10	84	—

Net cash flows provided by financing activities	11,011	23,611	48,066
Effect of exchange rate changes on cash and cash equivalents	(2,741)	(7,730)	(5,345)

Net increase (decrease) in cash and cash equivalents	23,171	(10,818)	(4,842)
Cash and cash equivalents at beginning of year	11,239	22,057	26,899

Cash and cash equivalents at end of year	$34,410	$11,239	$22,057

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest, net of amounts capitalized	$9,912	$10,069	$9,096
Income taxes	$1,666	$1,420	$2,052

See accompanying notes.

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

NOTE 1—COMPANY OVERVIEW AND BASIS OF PRESENTATION

PriceSmart, Inc.’s (“PriceSmart” or the “Company”) business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. As of August 31, 2004, the Company had 26 consolidated warehouse clubs in operation in 12 countries and one U.S. territory (four each in Panama and the Philippines, three in Costa Rica, two each in the Dominican Republic, Guatemala, El Salvador, Honduras and Trinidad and one each in Aruba, Barbados, Jamaica, Nicaragua and the United States Virgin Islands), of which the Company owns at least a majority interest. The Company also had three warehouse clubs in operation in Mexico as part of a 50/50 joint venture with Grupo Gigante, S.A. de C.V. In fiscal 2004, the Company opened one new warehouse club in the Philippines and closed its warehouse club in Guam. In fiscal 2003, the Company closed three warehouse clubs, one each in Guatemala, Dominican Republic and Philippines. There also were 12 warehouse clubs in operation (11 in China and one in Saipan, Micronesia) licensed to and operated by local business people as of August 31, 2004. The Company principally operates in four segments based on geographic area.

Basis of Presentation—The consolidated financial statements have been prepared on a going concern basis. The Company has an accumulated deficit of $57.9 million and a working capital deficit of $15.4 million as of August 31, 2004. For the year ended August 31, 2004, the Company had a net loss attributable to common stockholders of $33.3 million and generated cash flow from operating activities of $14.0 million. At August 31, 2004, the Company was not in compliance with certain maintenance covenants related to certain long-term debt arrangements. The Company has requested, but not yet received, all necessary waivers for covenant violations as of August 31, 2004. The Company’s ability to fund its operations and service debt during fiscal 2005 has been improved following the implementation of the first phase of the Financing Program as described in Note 17—Subsequent Events. Management believes that its existing working capital, together with the Financing Program mentioned above, is sufficient to fund its operations through at least August 31, 2005.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements of the Company include the assets, liabilities and results of operations of the Company’s majority and wholly owned subsidiaries as listed below. The 50/50 Mexico joint venture is accounted for under the equity method, in which the Company reflects its proportionate share of income or loss of the unconsolidated joint venture’s results from operations. All significant intercompany balances and transactions have been eliminated in consolidation.

	Ownership	Basis of Presentation
PriceSmart Aruba	90.0%	Consolidated
PriceSmart Barbados	100.0%	Consolidated
PSMT Caribe, Inc.:
Costa Rica	100.0%	Consolidated
Dominican Republic	100.0%	Consolidated
El Salvador	100.0%	Consolidated
Honduras	100.0%	Consolidated
PriceSmart Guam	100.0%	Consolidated
PriceSmart Guatemala	66.0%	Consolidated
PriceSmart Jamaica	67.5%	Consolidated
PriceSmart Mexico	50.0%	Equity
PriceSmart Nicaragua	51.0%	Consolidated
PriceSmart Panama	100.0%	Consolidated
PriceSmart Philippines	52.0%	Consolidated
PriceSmart Trinidad	90.0%	Consolidated
PriceSmart U.S. Virgin Islands	100.0%	Consolidated
Ventures Services, Inc.	100.0%	Consolidated

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents represent cash and short-term investments with maturities of three months or less when purchased.

Restricted Cash—Short-term restricted cash primarily represents time deposits that are pledged as collateral for the Company’s revolving line of credit and long-term restricted cash represents time deposits that are pledged as collateral for the Company’s long-term debt.

Marketable Securities—In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Debt and Equity Securities,” marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in a separate component of the stockholders’ equity. The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses in value judged to be other-than-temporary, if any, on available-for-sale securities are included in other income (expense). The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. The Company did not hold any marketable securities as of August 31, 2004 and 2003.

Merchandise Inventories—Merchandise inventories, which include merchandise for resale, are valued at the lower of cost (average cost) or market. The Company provides for estimated inventory losses and obsolescence between physical inventory counts on the basis of a percentage of sales. The provision is adjusted periodically to reflect the trend of actual physical inventory count results, which occur primarily in the second and fourth fiscal quarters. In addition, the Company may be required to take markdowns below the carrying cost of certain inventory to expedite the sale of such merchandise.

Allowance for Bad Debt—Credit is extended to a portion of members as part of the Company’s wholesale business and to third-party wholesalers for direct sales. The Company maintains an allowance for doubtful accounts based on assessments as to the collectibility of specific customer accounts, the aging of accounts receivable, and general economic conditions. As of August 31, 2004, the Company had a total of approximately $645,000 in net receivables due from a minority interest shareholder’s importation and exportation businesses, which is included in accounts receivable on the consolidated financial statements. The Company previously utilized the importation and exportation businesses of one of its minority shareholders in the Philippines for the movement of merchandise inventories both to and from the Asian regions to its warehouse clubs operating in Asia. If the credit worthiness of a specific customer or the minority interest shareholder deteriorates, the Company’s estimates could change and it could have a material impact on the Company’s reported results.

Property and Equipment—Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Fixture and equipment lives range from 3 to 15 years and buildings from 10 to 25 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the expected term of the lease. In some locations, leasehold improvements are amortized over a period longer than the initial lease term as management believes it is reasonably assured that the renewal option in the underlying lease will be exercised.

Impairment of Long-Lived Assets—The Company periodically evaluates its long-lived assets for indicators of impairment. Management’s judgments are based on market and operational conditions at the time of the evaluation. Future events could cause management to conclude that impairment factors exist, requiring an

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

adjustment of these assets to their then-current fair market value. Future circumstances may result in the amount recognized upon the disposal of the property to differ substantially from the estimates.

Revenue Recognition—The Company recognizes sales revenue when title passes to the customer. Membership income represents annual membership fees paid by the Company’s warehouse club members, which are recognized ratably over the 12-month term of the membership. The historical membership fee refunds have been minimal and, accordingly, no reserve has been established for membership refunds for the periods presented.

Cost of Goods Sold—The Company includes the cost of merchandise, food service and bakery raw materials, and one hour photo supplies in cost of goods sold. Also included are the distribution and handling costs (either internal or external) for supplying such merchandise, raw materials, and supplies to the warehouse clubs including, inbound freight, duties, drayage, fees and insurance.

Selling, General and Administrative—Warehouse operations include the operating costs of the Company’s warehouse clubs, including all payroll and related costs, utilities, consumable supplies, repair and maintenance, rent expense, building and equipment depreciation, and bank and credit card processing fees. Also included are the payroll and related costs for the Company’s regional purchasing and management centers.

General and Administrative costs include the payroll and related operating costs for the Company’s corporate operations located in California and Florida, including the cost of U.S. merchandise purchasing.

Pre-Opening Costs—The Company expenses pre-opening costs (the costs of start-up activities, including organization costs) as incurred.

Closure Costs—The Company records the costs of closing warehouse clubs as follows: severance costs are accrued when a termination and benefit plan is communicated to the employees; lease obligations are accrued by calculating the net present value of the minimum lease payments net of the fair market value of rental income that could be received for these properties from third parties; all other costs are expensed as incurred. During fiscal year 2004, the Company closed one warehouse club and three during fiscal year 2003.

Stock-Based Compensation—As of August 31, 2004, the Company had four stock-based employee compensation plans. Prior to September 1, 2002, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Effective September 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” using the prospective method with guidance from SFAS No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation—Transition and Disclosure,” to all employee awards granted, modified, or settled after September 1, 2002. Awards under the Company’s plans typically vest over five years and expire in six years. The cost related to stock-based employee compensation included in the determination of net income for the years ended August 31, 2004, 2003 and 2002 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS 123.

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

The fair value of each option grant is estimated on the date of grant using the “Black-Scholes” option-pricing model with the following weighted average assumptions used for grants in fiscal 2004, 2003 and 2002:

	Years Ended August 31,
	2004	2003	2002
Risk free interest rate	4.31%	3.91%	4.3%
Expected life	5 years	5 years	5 years
Expected volatility	46.26%	45.58%	42.2%
Expected dividend yield	0%	0%	0%

The following table summarizes the components of the stock compensation expense for the 12 months ended August 31, 2004, 2003 and 2002 (in thousands):

	Years Ended August 31,
	2004	2003	2002
Options granted to employees	$291	$161	$212
Option repricings	421	1,008	—

Stock compensation expense	712	$1,169	$212

The Company recorded deferred compensation of $2.4 million in connection with the grants of certain stock options to employees during fiscal 1999. A total of 552,291 options were issued at a price lower than market on date of grant. On date of grant, the market price was $20.25 and a total of 81,250 options were issued with an exercise price of $16.25, 446,041 options were issued with an exercise price of $15.50 and 25,000 options were issued with an exercise price of $14.75. The deferred compensation is being amortized ratably over the vesting period of the respective options.

The weighted-average fair value of the stock options granted during 2004 and 2003 was $2.94 and $7.38, respectively.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the fair value based method had been applied to all outstanding and unvested awards each period (in thousands, except per share data):

	Years Ended August 31,
	2004	2003	2002
Net income (loss) available (attributable) to common stockholders, as reported	$(33,342)	$(32,080)	$10,444
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect	712	1,169	212
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,723)	(3,961)	(3,826)

Pro forma net income (loss)	$(35,353)	$(34,872)	$6,830

Earnings (loss) per share:
Basic—as reported	$(4.57)	$(4.67)	$1.62
Basic—pro forma	$(4.85)	$(5.08)	$1.06
Diluted—as reported	$(4.57)	$(4.67)	$1.55
Diluted—pro forma	$(4.85)	$(5.08)	$1.01

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

Foreign Currency Translation—In accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”) “Foreign Currency Translation,” the assets and liabilities of the Company’s foreign operations are primarily translated to U.S. dollars using the exchange rates at the balance sheet date and revenues and expenses are translated at average rates prevailing during the period. Related translation adjustments are recorded as a component of accumulated other comprehensive loss.

Accounting Pronouncements—In July 2002, the FASB issued SFAS No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between SFAS 146 and Issue 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recorded as a liability when incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. The Company recorded closure costs of $3.5 million and $5.3 million in fiscal years 2004 and 2003, respectively (See “Note 8—Asset Impairment Charges and Closure Costs” in the Notes to Consolidated Financial Statements included herein).

In January, 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin No. 51 (“ARB 51”). FIN 46 was revised in December 2003 and clarifies the application of ARB 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The application of FIN 46 may require that an entity be subject to consolidation even though the investor does not have a controlling financial interest that, under ARB 51, was usually deemed to exist through ownership of a majority voting interest. FIN 46, as revised, is generally effective for all entities subject to the interpretation no later than the end of the first reporting period that ends after March 15, 2004. The adoption of this interpretation did not have an impact on the Company’s consolidated results of operations, financial position or cash flows.

Emerging Issues Task Force Issue No. 02-16 (“EITF 02-16”), “Accounting by a Customer (Including a Reseller) for Certain Consideration Received by a Vendor,” addresses how a reseller should account for cash consideration received from a vendor. Under this provision, effective for arrangements entered into or modified after December 31, 2002, cash consideration received from a vendor is generally presumed to be a reduction of the prices of the vendor’s products and, therefore, should be characterized as a reduction of these costs. The adoption of the provisions of EITF 02-16 did not result in any changes in the Company’s reported net income, but certain consideration which had been classified as other income in prior years is now reflected as a reduction of cost of sales. As permitted by the transition provisions of EITF 02-16, other income and cost of sales in prior periods have been reclassified to conform to the current period presentation. This resulted in a decrease in other income and an offsetting decrease in net warehouse cost of goods sold of $688,000, $1.1 million and $3.5 million in fiscal 2004, 2003 and 2002, respectively.

Emerging Issues Task Force Issue No. 03-10 (“EITF 03-10”), “Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers,” provides guidance for the reporting of vendor consideration received by a reseller as it relates to manufacturers’ incentives (such as rebates or coupons) tendered by consumers. Vendor consideration may be included in revenues only if defined criteria are met; otherwise, such consideration would be recorded as a decrease in cost of goods sold. The provisions of EITF 03-10 became effective for transactions entered into with consumers in fiscal periods beginning after

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

November 25, 2003 and, therefore apply to transactions starting with the Company’s second fiscal quarter of 2004. The adoption of EITF 03-10 did not affect the Company’s consolidated gross profit or net loss, as there was not a material impact on the consolidated financial statements.

Reclassifications—Certain amounts in the prior period consolidated financial statements have been reclassified to conform to current period presentation.

NOTE 3—PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	August 31,
	2004	2003
Land	$34,068	$34,289
Building and improvements	125,621	124,345
Fixtures and equipment	67,003	69,108
Construction in progress	241	2,780

	226,933	230,522
Less: accumulated depreciation	(53,513)	(44,495)

Property and equipment, net	$173,420	$186,027

Building and improvements includes capitalized interest of $1.6 million and $1.5 million as of August 31, 2004 and 2003, respectively.

NOTE 4—EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed based on the weighted average common shares outstanding in the period. Diluted earnings (loss) per share are computed based on the weighted average common shares outstanding in the period and the effect of dilutive securities (options, preferred stock and warrants) except where their inclusion is antidilutive (in thousands, except per share data):

	Years Ended August 31,
	2004	2003	2002
Net income (loss) available to common stockholders	$(33,342)	$(32,080)	$10,444

Determination of shares:
Common shares outstanding	7,290	6,865	6,455
Assumed conversion of:
Stock options(1)	—	—	286
Preferred stock(2)	—	—	—
Warrants(3)	—	—	—

Diluted average common shares outstanding	7,290	6,865	6,741

Earnings (loss) per share:
Basic	$(4.57)	$(4.67)	$1.62
Diluted	$(4.57)	$(4.67)	$1.55

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

(1)	Stock options representing 23,366 and 29,299 shares were excluded due to their anti-dilutive effects for the years ended August 31, 2004 and 2003, respectively.
(2)	As of August 31, 2004, 2003 and 2002, the preferred stock outstanding was convertible into 1,783,822, 1,653,155 and 540,444 shares of common stock, respectively.
(3)	Warrants for the issuance of 200,000 shares of common stock were outstanding at August 31, 2002. There was no assumed conversion of these warrants as the average market price of the common stock did not exceed the exercise price as of August 31, 2002. The warrants expired January 17, 2003, having not been exercised.

NOTE 5—RETIREMENT PLAN

PriceSmart offers a defined contribution retirement and 401(k) plans to employees. Effective May 1, 2004, the 401(k) plan was amended to allow employees to enroll in the plan after 90 days of employment. Prior to May 1, 2004, under the existing 401(k) plan, employees were eligible for these plans after one year of employment. Enrollment in these plans begins on the first of the month following the employee’s eligibility. The Company makes nondiscretionary contributions to the 401(k) plan that is equal to 100% of the participant’s contribution up to an annual maximum of 4% of base compensation that a participant contributes to the plan. Employer contributions to the 401(k) plan were $216,000, $227,000 and $227,000 during fiscal 2004, 2003 and 2002, respectively.

NOTE 6—STOCK OPTION PLAN AND EQUITY PARTICIPATION PLAN

In August 1997, the Company adopted the 1997 Stock Option Plan of PriceSmart, Inc. (the “1997 Plan”) for the benefit of its eligible employees, consultants and independent directors. Under the 1997 Plan, 700,000 shares of the Company’s common stock are authorized for issuance. The Compensation Committee of the Board of Directors administers the 1997 Plan with respect to grants to employees or consultants of the Company, and the full Board of Directors administers the Plan with respect to director options. Options issued under the 1997 Plan typically vest over five years and expire in six years. Certain employees and directors of the Company participated in the Price Enterprises, Inc. (“PEI”) stock option plan. Upon consummation of the spin-off of the Company from PEI, the unvested PEI options held by these individuals were canceled. To replace those canceled options, the Company granted options to purchase PriceSmart common stock at share amounts and prices per share so that the employees and directors were in substantially the same economic position as they were prior to the spin-off.

In July 1998, the Company adopted the 1998 Equity Participation Plan of PriceSmart, Inc. (the “1998 Plan”) for the benefit of its eligible employees, consultants and independent directors. The 1998 Plan authorizes 700,000 shares of the Company’s common stock for issuance. Options issued under the 1998 Plan typically vest over five years and expire in six years.

In August 1998, four of the Company’s officers and an entity affiliated with a fifth officer purchased an aggregate of 29,324 shares of Common Stock pursuant to the stock purchase feature of the 1998 Plan. These officers delivered to the Company promissory notes in the aggregate amount of $316,972.50. In April 2000, an additional officer purchased 3,738 shares of Common Stock pursuant to the stock purchase feature of the 1998 Plan and delivered to the Company a promissory note in the amount of $149,987. The promissory notes delivered by the first five borrowers initially were non-recourse notes, bore interest at a rate of 6% per annum and had terms of six years. These notes were amended in June 1999 to become recourse notes, bearing interest at a rate of 5.85%. The sixth officer’s note is also a recourse note, with a six-year term bearing interest at a rate of 5.85%.

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

In August 2004, upon the expiration of term of their respective promissory notes, the first five borrowers paid all remaining principal and interest due under the notes by delivering an aggregate of 22,195 shares of Common Stock valued at valued at $7.56 per share (the closing price of the Common Stock on August 6, 2004) and paid an aggregate of $149,177.36 in cash. Each of the first five officers received cash bonuses in August 2004 and used the after-tax proceeds of the bonus to pay the cash portion of the repayments described above. As of August 31, 2004, the Company had one outstanding loan (not yet due) with a balance of approximately $150,000, related to the purchase of 3,738 shares. Following the repayment noted above, the Company determined that the remaining loan should be treated under variable accounting, and, therefore this loan has been marked to market as of August 31, 2004, resulting in a charge of $117,000. The Company ceased extending new loans (or modifying existing loans) to any director or executive officer effective as of July 30, 2002.

In November 2001, the Company adopted the 2001 Equity Participation Plan of PriceSmart, Inc. (the “2001 Plan”) for the benefit of its eligible employees, consultants and independent directors. The 2001 Plan authorizes 350,000 shares of the Company’s common stock for issuance. Options issued under the 2001 Plan typically vest over five years and expire in six years.

In November 2002, the Company adopted the 2002 Equity Participation Plan of PriceSmart, Inc. (the “2002 Plan”) for the benefit of its eligible employees, consultants and independent directors. The 2002 Plan authorizes 250,000 shares of the Company’s common stock for issuance. Options issued under the 2002 Plan typically vest over five years and expire in six years.

Effective April 23, 2003, the Company’s Board of Directors approved the repricing of all unexercised stock options held by employees of the Company with exercise prices greater than $20 to $20 per share. The affected options covered a total of 507,510 shares of common stock with a weighted average exercise price of $36.19 per share. Under the provisions of SFAS 123 and subsequent guidance issued under SFAS 148, a non-cash charge related to vested options of $833,000 was recognized and included in stock compensation expense for the year ended August 31, 2003. The Company also recorded a deferred compensation charge of $1.5 million for unvested options, which is being amortized over the remaining vesting periods of the options.

In fiscal year 2004, 151,000 options, of the 507,510 repriced stock options, expired or were cancelled. As a result, the company recorded a reduction of the compensation expense of $43,000 and a reduction in deferred compensation of $278,000. The company recognized the expense relating to repriced stock options of $421,000 and $1,008,000 in fiscal year 2004 and 2003, respectively. All other terms and conditions of the options remain the same.

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

Total stock option activity relating to the 1997 Plan, 1998 Plan, 2001 Plan and 2002 Plan was as follows:

	Shares	Weighted Average Exercise Price
Balance at August 31, 2001	936,923	$22.93
Granted	363,550	35.10
Exercised	(204,909)	16.39
Cancelled	(20,817)	18.87

Balance at August 31, 2002	1,074,747	$28.29
Granted	558,510	19.97
Exercised	(7,083)	16.10
Cancelled	(523,422)	35.78

Balance at August 31, 2003	1,102,752	$20.61
Granted	460,500	6.30
Exercised	0	0.00
Cancelled	(629,569)	18.48

Balance at August 31, 2004	933,683	$15.02

As of August 31, 2004, options to purchase 246,993 shares were exercisable and there were 1,333,760 shares of the Company’s common stock reserved for future issuance, of which 400,077 shares are available for future grants. The following table summarizes information about stock options outstanding at August 31, 2004:

Range of Exercise Prices	Outstanding as of Aug. 31, 2004	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Exercisable as of Aug. 31, 2004	Weighted- Average Exercise Price
$4.13–8.25	442,203	5.4	$6.21	203	$6.19
8.25–12.38	15,000	5.2	8.90	0	0.00
16.50–20.63	368,480	2.9	19.82	191,990	19.79
28.88–33.00	7,000	6.4	32.13	5,250	32.13
33.00–37.13	85,000	2.2	35.01	37,150	35.01
37.13–41.25	16,000	2.5	39.91	12,400	39.89

$4.130–41.25	933,683	4.1	$15.02	246,993	$23.34

NOTE 7—COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is net losses, plus certain other items that are recorded directly to stockholders’ equity. The only other such items currently applicable to the Company are net unrealized gains or losses on marketable securities (in fiscal 2002 only) and translation adjustments. The Company’s comprehensive income (loss) was $(34.3) million, $(37.9) million and $6.1 million as of August 31, 2004, 2003 and 2002, respectively.

NOTE 8—ASSET IMPAIRMENT AND CLOSURE COSTS

During fiscal 2003, the Company closed three warehouse clubs, one each in Dominican Republic; Ortigas, Metro Manila, Philippines and Guatemala. The Company also closed its warehouse club in Guam on December 24, 2003 and its Commerce, California distribution center on August 31, 2004. The decision to close the

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

warehouse clubs resulted from the determination that the locations were not conducive to the successful operation of a PriceSmart warehouse club.

As a result of the closures mentioned above, during fiscal 2003, the Company recorded closure costs and impairment charges of $7.2 million related to those warehouse clubs closed as of August 31, 2003. Impairment charges of $1.9 million were included in the $7.2 million, reflecting the difference between the carrying value and the fair value of those long-lived assets (building improvements and fixtures and equipment) that were not expected to be utilized at future warehouse club locations. Also during fiscal 2003, the Company recorded non-cash asset impairment charges of $4.5 million to write-down long-lived assets related to underperforming warehouse clubs in Guam (subsequently closed in fiscal 2004) and the United States Virgin Islands. These charges also reflected the difference between the carrying value and fair value of those long-lived assets that were not expected to be utilized at future warehouse club locations. The fair value of long-lived assets was based on estimated selling prices for similar assets.

During fiscal 2004, the Company recorded approximately $3.5 million of additional closure costs related to the four closed warehouse clubs and one closed distribution center. The Company also recorded approximately $3.2 million in additional non-cash impairment charges related to the write-down of the carrying value of the building at the closed warehouse club in the Philippines. This charge results from revised cash flow estimates regarding the marketability of the land and building for this location. The original estimate regarding the market price of leasing these assets was derived from negotiations that discontinued during the second quarter of fiscal 2004. At that time, the Company believed the price being offered was a reasonable estimate of market value. However, during the third quarter of 2004 an offer was received at a significantly lower price; therefore, the Company revised its estimates downward.

A breakdown of the impairment charges and movements in the liabilities derived from the closed warehouse clubs in 2003 and 2004 is as follows (in thousands):

	Charged to Expense	Cash Paid	Non-cash Amounts	Liability as of August 31, 2003	Charged to Expense	Cash Paid	Non-cash Amounts	Liability as of August 31, 2004
Lease obligations	$3,862	(74)	—	3,788	1,686	(787)	539	$5,226
Asset impairment	1,890	—	(1,890)	—	3,256	—	(3,256)	—
Other associated costs	1,468	(422)	(856)	190	1,772	(1,444)	(424)	94

Total	$7,220	(496)	(2,746)	3,978	6,714	(2,231)	(3,141)	$5,320

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

NOTE 9—COMMITMENTS AND CONTINGENCIES

The Company is committed under 20 non-cancelable operating leases for rental of facilities and land. These leases expire or become subject to renewal between 2005 and 2031. Rental expense charged to operations under operating leases totaled approximately $9.7 million, $10.6 million and $9.0 million for fiscal years 2004, 2003 and 2002, respectively. Future minimum lease commitments for facilities under these leases with an initial term in excess of one year are as follows (in thousands):

Years Ended August 31,	Amount
2005	$9,480
2006	8,943
2007	9,109
2008	8,673
2009	8,458
Thereafter	87,295

Total	$131,958

From time to time the Company and its subsidiaries are subject to legal proceedings and claims in the ordinary course of business, including those identified below. The Company evaluates such matters on a case by case basis, and vigorously contests any such legal proceedings or claims which the Company believes are without merit.

Following the announcement of the restatement of its financial results for fiscal year 2002 and the first three quarters of fiscal 2003 in November 2003, the Company received notice of six class action lawsuits filed against it and certain of its former directors and officers purportedly brought on behalf of certain of its current and former holders of the Company’s common stock, and a seventh class action lawsuit filed against it and certain of its former directors and officers purportedly on behalf of certain holders of the Company’s Series A preferred stock and a class of common stock purchasers. These suits generally allege that the Company issued false and misleading statements during fiscal years 2002 and 2003 in violation of federal securities laws. All of the federal securities actions were consolidated by an order dated September 9, 2004, which also appointed a lead plaintiff on behalf of the proposed class of common stock purchasers. The lead plaintiff is to file a consolidated complaint in late November 2004, and the Company will have until late January 2005 to move to dismiss or otherwise respond to the consolidated complaint.

On September 3, 2004, the Company entered into a Stipulation of Settlement with respect to the action brought on behalf of a purported sub-class of plaintiffs comprised of unaffiliated purchasers of the Company’s Series A Preferred Stock. On November 8, 2004 the settlement was approved. Terms of the settlement include: (i) dismissal of the Series A Preferred lawsuit; (ii) the entry of an order releasing claims that were or could have been brought by the Series A subclass arising out of or relating to the purchase or ownership of the Series A preferred stock; (iii) the Series A Preferred subclass will be offered the opportunity to exchange their Series A preferred stock for shares of the Company’s common stock valued at such purpose at a price of $10.00 per share; and (iv) the payment by the Company of attorneys’ fees and costs in the amount of $325,000 (to be funded by the Company’s director and officer liability insurance policy).

If the Company chooses to settle the remaining consolidated class action lawsuit without going to trial, it may be required to pay the plaintiffs a substantial sum in the form of damages. Alternatively, if these remaining cases go to trial and the Company is ultimately adjudged to have violated federal securities laws, the Company may incur substantial losses as a result of an award of damages to the plaintiffs.

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

On September 3, 2004, the Company also entered into a Stipulation of Settlement for a stockholder derivative suit purportedly brought on the Company’s own behalf against its current and former directors and officers, alleging among other things, breaches of fiduciary duty. The same complaint also alleges that various officers and directors violated California insider trading laws when they sold shares of the Company’s stock in 2002 because of their alleged knowledge of the accounting issues that caused the restatement. In the Stipulation of Settlement, the parties agreed that the prosecution and pendency of the litigation was a factor in the Company’s agreement to seek to implement the Financial Program announced by the Company on September 3, 2004. On November 12, 2004, the settlement was approved. Terms of the settlement include: (i) dismissal with prejudice of the derivative lawsuit; (ii) the entry of a judgment containing a release for the benefit of defendants; and (iii) payment by the Company of attorneys’ fees and costs in the amount of $325,000 (to be funded by the Company’s director and officer liability insurance policy).

The United States Securities and Exchange Commission has informed the Company that it is conducting an investigation into the circumstances surrounding the restatement.

The indemnification provisions contained in the Company’s Certificate of Incorporation and indemnification agreements between the Company and its current and former directors and officers require the Company to indemnify its current and former directors and officers who are named as defendants against the allegations contained in these suits unless the Company determines that indemnification is unavailable because the applicable current or former director or officer failed to meet the applicable standard of conduct set forth in those documents. While the Company has directors and officers liability insurance (subject to a $1.0 million retention and a 20% co-pay provision), the Company has been informed that its insurance carriers are reserving all of their rights and defenses under the policy (including the right to deny coverage) and it is otherwise uncertain whether the insurance will be sufficient to cover all damages that the Company may be required to pay. Further, regardless of coverage and the ultimate outcome of these suits, litigation of this type is expensive and will require that the Company devote substantial resources and management attention to defend these proceedings. Moreover, the mere presence of these lawsuits may materially harm the Company’s business and reputation. The Company has and will continue to incur substantial legal and other professional service costs in connection with the stockholder lawsuits and responding to the inquiries of the SEC. The amount of any future costs in this respect cannot be determined at this time.

In July 2003, the Company’s 34% minority interest shareholder in the Company’s Guatemalan operations (PriceSmart (Guatemala) S.A.) contended, among other things, that both the Company and the minority interest shareholder are currently entitled to receive a 15% return upon respective capital investments in the Guatemalan operations. The Company has reviewed the claim and other pertinent information in relationship to the Guatemalan joint venture agreement, as amended, and does not concur with the minority shareholder’s conclusion. The Guatemalan minority shareholder continues to assert a right to receive a 15% annual return on its capital investment. In addition, the minority shareholder has advised the Company that it believes that PriceSmart (Guatemala), S.A. has been inappropriately charged by the Company with regard to various fees, expenses and certain related matters. The Company has responded that it disagrees with virtually all of these additional assertions, and the minority shareholder has advised that it may commission an audit with regard to such matters.

In addition, the Company’s two minority shareholders in the Philippines (which together comprise a 48% ownership interest in the Company’s Philippine operations (PSMT Philippines, Inc.)) have taken the position that an “impasse” of the Board of Directors of PSMT Philippines, Inc. has been reached. These minority shareholders have therefore sought to invoke the “buy-sell” provisions of the parties’ Shareholders’ Agreement (pursuant to which one shareholder may offer to purchase the interest of the other shareholders (at an appraised value) at

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

which point the offeree shareholder may make a counter offer and the process continues until an offer is accepted). The Company contends, among other things, that pursuant to the terms of the Shareholders’ Agreement no “impasse” can be reached (and hence the buy-sell provisions do not become applicable) until after the respective shareholders’ principal representatives have met to discuss pending issues.

The Company is unable at this time to estimate a possible loss or range of loss associated with the outcome of the class action litigation, and such proceedings may have a material adverse effect on the Company’s business, financial condition, operating results, cash flow or liquidity. Further, regardless of the ultimate outcome of these suits, litigation of this type is expensive and may require the Company to devote substantial resources and management attention to these proceedings.

In the case of the Guatemala and Philippines matters, the Company has reviewed the relevant documents and does not believe that an adverse result is likely. However, in light of the uncertainty inherent in arbitration and litigation—particularly in foreign jurisdictions—it is possible that the outcome of these proceedings will have a material adverse effect on the Company’s business, financial condition, operating results, cash flow or liquidity. The Company is unable at this time to estimate possible loss or range of loss associated with the Guatemala and Philippines matters.

From time to time, the Company is involved in legal proceedings, claims and litigation arising in the ordinary course of business, the outcome of which, in the opinion of management, would not have a material adverse effect on the Company.

NOTE 10—LEGAL SETTLEMENT

A former licensee of the Company which operated in the Philippines claimed to have the exclusive right for 20 years to own and operate warehouse clubs licensed by the Company in the Philippines, based upon a license agreement it had entered into with the Company in 1997. In 2001, this former licensee filed lawsuits in both the Philippines and the United States, claiming that its license agreement had been terminated by the Company in 1998 without justification. In both lawsuits, the Company, while disputing the validity of the claim, argued that under the license agreement arbitration in Australia was the exclusive forum for litigating any such dispute. The former licensee vigorously opposed arbitration. Decisions in favor of the Company on this issue were rendered by the Philippines Court of Appeals in late December 2001 and by the United States District Court for the Southern District of California on February 12, 2002.

On February 15, 2002, the Company entered into a settlement agreement with the former licensee, resolving all claims and terminating all litigation. The terms of the settlement were as follows: (i) the Company paid the former licensee $1.0 million on February 18, 2002 and $500,000 on September 1, 2002; (ii) the Company may buy certain equipment, which had been used in the formerly licensed business and can be utilized in the Company’s Philippine operations, at 70% of its original purchase price (the maximum payment by the Company for this equipment to be approximately $1.0 million); (iii) the former licensee relinquished all claims to the “PriceSmart” name and will neither compete with nor impede the Company’s operations; and (iv) all litigation was terminated and all claims of the former licensee against the Company were fully released.

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

NOTE 11—INCOME TAXES

Income (loss) before (provision) benefit for income taxes, losses (including impairment charge in 2004) of unconsolidated affiliate and minority interest includes the following components (in thousands):

	Years Ended August 31,
	2004	2003	2002
United States	$(214)	$(1,717)	$8,652
Foreign	(24,274)	(30,635)	(1,675)

Total income (loss) before (provision) benefit for income taxes, losses (including impairment charge in 2004) of unconsolidated affiliate and minority interest	$(24,488)	$(32,352)	$6,977

For the purposes of allocating U.S. and Foreign income (loss), the Company has classified Foreign entity Subpart F income as U.S. income, since it is taxable in the U.S.

Significant components of the income tax (provision) benefit are as follows (in thousands):

	Years Ended August 31,
	2004	2003	2002
Current:
U.S.	$(57)	$(7)	$—
Foreign	(3,102)	(816)	(4,349)

Total	(3,159)	(823)	(4,349)

Deferred:
U.S.	2,021	724	(3,614)
Foreign	6,835	6,330	1,749
Valuation Allowance	(9,941)	(6,414)	10,861

Total	(1,085)	640	8,996

Total income tax (provision) benefit	$(4,244)	$(183)	$4,647

The reconciliation of income tax computed at the Federal statutory tax rate to the (provision) benefit for income taxes is as follows (in thousands):

	Years Ended August 31,
	2004	2003	2002
Federal tax (provision) benefit at statutory rates	$8,326	$10,214	$(2,308)
State taxes, net of Federal benefit	(27)	25	(347)
State net operating loss carryforwards not utilized	—	—	(552)
Difference in foreign tax rates and permanent items	(2,602)	(4,008)	(3,670)
(Increase) decrease in valuation allowance for deferred tax assets	(9,941)	(6,414)	11,524

(Provision) benefit for income taxes	$(4,244)	$(183)	$4,647

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

Significant components of the Company’s deferred tax assets as of August 31, 2004 and 2003 are shown below. A valuation allowance of $32.5 million at August 31, 2004 has been recognized to offset the deferred tax assets, as realization of such assets is uncertain (in thousands).

	August 31,
	2004	2003
Deferred tax assets:
U.S. net operating loss carry-forward	$14,349	$14,831
U.S. capital loss carry-forward	10,986	9,743
U.S. timing differences	756	105
Deferred compensation	750	466
Foreign tax credits	2,176	1,852
Foreign deferred taxes	19,443	12,191

Total deferred tax assets	48,460	39,188
Valuation allowance	(32,451)	(22,510)

Net deferred tax assets	$16,009	$16,678

As of August 31, 2004 and 2003, the Company had deferred tax liabilities of $592,000 and $176,000, respectively, arising from timing differences in certain subsidiaries.

The Company operates in multiple international jurisdictions which creates certain risks regarding the interpretation and enforcement of tax laws and regulations. Specific matters which have recently come to the Company’s attention in this respect are:

1.	The government of Costa Rica has notified the Company that it disagrees with the Company’s treatment of certain inter-company transactions and claims a total of $2.5 million in back taxes, penalties and interest. The Company has reviewed such matters, believes that it has an appropriate defense to these claims and has submitted information to the relevant authorities in support of the Company’s position.

2.	As part of its ongoing assessment of the applicability of the relevant tax laws in the various countries in which it operates the Company has determined that a potential incremental tax liability exists regarding the Company’s past treatment of certain inter-company transactions. Accordingly, the Company has recognized an additional $1.7 million of tax expense in the fourth quarter of fiscal 2004.

In the ordinary course of a global business there are many transactions for which the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of inter-company arrangements to share revenue and costs. In such arrangements there are uncertainties about the amount and manner of such sharing which could ultimately result in changes once the arrangements are reviewed by taxing authorities. Although the Company believes that its approach to determining the amount of such arrangements is reasonable, no assurance can be given that the final exposure of these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals.

In evaluating the exposure associated with various tax filing positions the Company often accrues charges for probable exposures. At August 31, 2004, the Company believes it has appropriately accrued for probable exposures. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, the Company’s effective tax rate in a given financial statement period could be materially affected.

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

During fiscal 2004, the Company recognized a net deferred tax expense of $1.1 million, primarily related to the increase of valuation allowances for foreign deferred tax assets. The Company also incurred current income tax expense of $3.1 million (primarily related to its foreign operations including provisions for probable income tax contingencies) for a net tax expense of $4.2 million. During fiscal 2003, the Company recognized a net deferred tax benefit of $640,000, primarily related to the reversal of a valuation allowance previously established against U.S. net deferred tax assets offset by increases in the valuation allowances for foreign deferred tax assets. The Company also incurred current income tax expense of $823,000 primarily related to its foreign operations for a net tax expense of $183,000 in fiscal 2003. During fiscal 2002, the Company recognized a net deferred tax benefit of $9.0 million, primarily related to the reversal of a partial release of the valuation allowance previously established against U.S. net deferred tax assets. The Company also incurred current income tax expense related to its foreign operations of $4.3 million, for a net tax benefit of $4.6 million in fiscal 2002.

During fiscal 2004, as a result of significant losses in many of the Company’s foreign subsidiaries, management concluded that full valuation allowances were necessary in all but two of these foreign subsidiaries. Factors considered by management include history of cumulative losses or income, projected earnings based upon current operations and determining whether the net operating loss carry-forward periods are sufficient to realize the related deferred tax assets. Based upon the weight of all the positive and negative evidence, management concluded that it is more likely than not that deferred tax assets would not be realized in certain countries. Accordingly, the Company has net foreign deferred tax assets of $359,000, net of a $19.1 million valuation allowance, as of August 31, 2004.

During fiscal 2004, management reassessed the valuation allowance previously established against U.S. net deferred tax assets. Factors considered by management included history of earnings, projected earnings based on current operations and a determination that net operating loss carry-forward periods are sufficient to realize the related deferred tax assets. Based on the positive evidence, management concluded that it is more likely than not that a portion of the U.S. deferred tax assets would be realized. As of August 31, 2004, the Company has Federal and state net operating loss carry-forwards of approximately $40.5 million and $6.7 million, respectively. The Federal and state tax loss carry-forwards expire in 2010-2023 and 2005-2023, respectively, unless previously utilized. A valuation allowance of $205,000 was recorded in 2004 for state tax loss carry-forwards as the temporary suspension of the use of those NOLs has caused the Company to lose these amounts due to expiration. Accordingly, the Company has a U.S. deferred tax asset related to its Federal and state net operating loss carry-forwards and other items of $15.6 million. The Company also has capital loss carry-forwards expiring in 2005 and foreign tax credits expiring in 2011-2014 of $9.7 million and $2.2 million, respectively. Due to the shorter recovery period, however, the Company has maintained full valuation allowances on these capital loss carry-forwards and foreign tax credits. Additionally, due to its capital nature, a full valuation allowance was placed on the deferred tax asset of $1.2 million derived from the impairment charge taken on its investment in Mexico.

During fiscal 2003 the Company had capital loss carry-forwards and foreign tax credit deferred tax assets of $9.7 million and $1.9 million, respectively. Management concluded that it was likely these deferred tax assets would not be realized and therefore a valuation allowance of $11.6 million was taken against these deferred tax assets. Where operations of certain foreign entities did not provide sufficient positive evidence, management concluded that it is more likely than not that some or all of the deferred tax assets will not be realized and a valuation allowance was established. Accordingly, the Company had foreign deferred tax assets of $1.1 million, net of a $10.9 million valuation allowance as of August 31, 2003.

Pursuant to Section 382 of the Internal Revenue Code, annual use of the Company’s net operating loss carry-forwards may be limited in the event of a cumulative change in ownership of more than 50% within a three-year period. Even if the Financial Program described in Note 17—Subsequent Events triggers this

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

limitation, the Company believes this limitation would likely be high enough to allow it to use all of its federal net operating loss carry-forwards during the carry-forward period.

The Company does not provide for income taxes which would be payable if undistributed earnings of its foreign subsidiaries were remitted because the Company considers these earnings to be permanently reinvested. As of August 31, 2004 and 2003, the undistributed earnings of these foreign subsidiaries are approximately $12.9 million and $11.1 million, respectively.

NOTE 12—DEBT

As of August 31, 2004 and 2003, the Company has $13.4 million and $20.8 million, respectively, outstanding in short-term debt at weighted average interest rates of 8.9% and 9.1%, respectively, as listed below (in thousands):

	August 31,
	2004	2003
Note due November 2004, 8% and 11.50% in 2004 and 2003	$1,639	$1,887
Note due September 2004, 6.75% in 2004 and 2003	1,000	1,600
Note due September 2003, 10.50% in 2003	—	200
Note due September 2003, 9.50% in 2003	—	216
Note due September 2003, 9% in 2003	—	1,100
Note due May 2004, 9.50% in 2003	—	500
Note due January 2004, 9% in 2003	—	1,250
Note due February 2005, 12% in 2004	900	—
Note due March 2004, 7.50% in 2003	—	1,900
Note due April 2005, 8.50% in 2004	1,300	—
Note due September 2004, 8% in 2003	—	180
Note due September 2004, 7% in 2004	500	—
Note due April 2005 7% in 2004	375	—
Note due upon demand, 9.25% and 11% in 2004 and 2003	1,777	2,000
Note due upon demand, 7% and 10% in 2004 and 2003	843	525
Note due December 2003, 5.50% in 2003	—	2,000
Note due upon demand, 8% in 2004	638	—
Overdraft Facilities in 2004 and 2003	227	697
Note due January 2004, 11.50% in 2003	—	546
Note due February 2004, 10.18% in 2003	—	909
Note due May 2004, 10.44% in 2003	—	1,273
Note due October 2004, 12.75% in 2004	713	—
Note due April 2004, 9% in 2003	—	1,000
Note due April 2004, 9.50% in 2003	—	3,000
Note due October 2004, 9.50% in 2004	2,300	—
Note due November 2004, 9.50% in 2004	200	—
Note due January 2005, 9.50% in 2004	1,000	—

Short-term debt	$13,412	$20,783

As of August 31, 2004, $6.3 million was available for future borrowings under the facilities listed above. Additionally, the Company has a bank credit agreement for up to $7.5 million which can be used as a line of credit or to issue letters of credit. As of August 31, 2004, letters of credit totaling $4.6 million were outstanding under this facility, leaving availability under this facility of $2.9 million. Each of the facilities is secured by certain assets of the Company or the respective subsidiary and $10.5 million of the total amount currently borrowed is guaranteed by the Company as of August 31, 2004.

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

Long-term debt (including long-term debt, related party) consists of the following (in thousands):

	August 31,
	2004	2003
Note due October 2004 (six-month LIBOR + 4.0%), 5.21% in 2003	$—	$407
Note due October 2005 (six-month LIBOR + 4.0%), 5.87% and 5.21% in 2004 and 2003, respectively	2,052	3,315
Note due August 2005, 1.82% and 2.30% in 2004 and 2003, respectively	3,750	3,750
Note due May 2005, 11.25% in 2004 and 2003	3,750	3,750
Note due May 2004, 11.25% in 2004 and 2003	3,750	3,750
Note due September 2010 (six-month LIBOR + 4.0%), 5.87% and 5.21% in 2004 and 2003, respectively	17,875	20,626
Note due September 2010, 9.24% in 2004 and 2003	4,063	4,687
Note due April 2006, 11.50% in 2004 and 2003	3,750	3,750
Note due January 2005, 11.50% in 2003	—	3,750
Note due December 2005 (three-month LIBOR + 4.0%), 5.68% and 5.34% in 2004 and 2003, respectively	500	833
Note due December 2004 (three-month LIBOR + 4.0%), 5.68% and 5.14% in 2004 and 2003, respectively	1,063	1,938
Note due May 2011 (six-month LIBOR + 2.6%), 4.47% and 3.21% in 2004 and 2003, respectively	10,000	10,000
Note due February 2006 (three-month LIBOR + 5.125%), 6.81% and 6.27% in 2004 and 2003, respectively	1,120	1,680
Note due June 2007 (three-month LIBOR + 4.0%), 5.68% and 5.14% in 2004 and 2003, respectively	2,681	3,573
Note due March 2008, 5.00% in 2004 and 2003	2,243	2,783
Note due October 2005 (three-month LIBOR + 1.75%), 3.43% and 2.89% in 2004 and 2003, respectively	2,637	4,897
Note due March 2011 (three-month LIBOR + 4.0%), 5.68% and 5.14% in 2004 and 2003, respectively	4,050	4,650
Note due August 2005, 9.25% and 8.75% in 2004 and 2003, respectively	984	1,829
Note due September 2006 (91 day T-Bill + 3.5%), 12.07% and 9.80% in 2004 and 2003, respectively	2,742	4,547
Note due July 2008 (91 day T-Bill + 3.0%), 10.88% and 9.90% in 2004 and 2003, respectively	1,176	1,200
Note due June 2007 (90 day MART1 + 3.0%), 10.88% and 9.20% in 2004 and 2003, respectively	4,455	4,547
Note due March 2008 (Prime), 9.13% and 7.50% in 2004 and 2003, respectively	977	997
Note due September 2007 (90 day MART1 + 1.25%), 8.71% and 7.20% in 2004 and 2003, respectively	5,087	5,192
Note due March 2008 (90 day MART1 + 1.25%), 9.16% and 8.50% in 2004 and 2003, respectively	3,613	3,688
Note due June 2012, 7.40% in 2004 and 2003	3,700	3,700
Note due June 2012, 6.80% in 2004 and 2003	1,000	1,000
Note due August 2012, 7.60% in 2004 and 2003	5,500	5,500
Note due May 2004, 9.00% in 2003	—	705
Note due May 2004, 9.00% in 2003	—	153
Note due October 2004, 10.50% in 2004	276	—
Note due August 2006, 8.00% in 2004, due to a related party	25,000	—
Note due February 2008, 9.50% in 2004	3,500	— .
Note due April 2008, 10.50% in 2004 and 2003	2,347	2,845

Total	123,641	114,042
Less: current portion	16,503	14,426

Long-term debt	$107,138	$99,616

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

As of August 31, 2004 and 2003, the Company, together with its majority or wholly owned subsidiaries, had $123.6 million and $114.0 million, respectively, outstanding in long-term borrowings. The Company’s long-term debt is collateralized by certain land, building, fixtures, equipment and shares of each respective subsidiary and guaranteed by the Company up to its respective ownership percentage, except for approximately $28.4 million and $32.1 million, as of August 31, 2004 and 2003, respectively, which is secured by collateral deposits included in restricted cash on the balance sheet and letters of credit. The carrying amount of the assets collateralized was $105.2 million and $120.8 million as of August 31, 2004 and 2003, respectively. Certain obligations under leasing arrangements are collateralized by the underlying asset being leased.

Annual maturities of long-term debt (including long-term debt, related party) during the next five fiscal years are as follows (in thousands):

Years Ended August 31,	Amount
2005	$16,503
2006	41,695
2007	11,434
2008	16,777
2009	6,016
Thereafter	31,216

Total	$123,641

Under the terms of debt agreements to which the Company and/or one or more of its wholly owned or majority owned subsidiaries are parties, the Company must comply with specified financial maintenance covenants, which include among others, current, debt service, interest coverage and leverage ratios. As of August 31, 2004, the Company was in compliance with all of these covenants, except for the following: (i) current ratio and cash flow to debt service and projected debt service ratio for a $5.0 million note (with a remaining balance of $4.1 million), the Company repaid the remaining balance of this note on September 15, 2004; (ii) debt service ratio for a $11.3 million note (with a remaining balance of $2.6 million), for which the Company has requested but not yet received a written waiver of its noncompliance; (iii) interest cost/EBIT (earnings before interest and taxes) ratio for a $6.0 million note (with a remaining balance of $4.0 million), for which the Company has requested but not yet received a written waiver of its noncompliance; and (iv) debt to equity ratio for a $7.0 million note (with a remaining balance of $3.9 million), for which the Company has requested, but not yet received, a written waiver. For the waivers requested, but not yet received, the Company believes that the waivers will be approved as of August 31, 2004 and will be waived for a period of one quarter. Additionally, the Company has debt agreements, with an aggregate principal amount outstanding as of August 31, 2004 of $27.9 million that, among other things, allow the lender to accelerate the indebtedness upon a default by the Company under other indebtedness and prohibit the Company from incurring additional indebtedness unless the Company is in compliance with specified financial ratios. As of August 31, 2004, the Company did not satisfy these ratios. As a result, the Company is prohibited from incurring additional indebtedness and would need to obtain a waiver from the lender as a condition to incurring additional indebtedness. If the Company is unsuccessful in obtaining the necessary waivers or fails to comply with these financial covenants in future periods, the lenders may elect to accelerate the indebtedness described above and foreclose on the collateral pledged to secure the indebtedness. The Company believes that, primarily as a result of the Financing Program described in Note 17—Subsequent Events of the Consolidated Financial Statements, it has sufficient financial resources to meet its working capital and capital expenditure requirements during fiscal year 2005.

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

NOTE 13—RELATED PARTY TRANSACTIONS

Relationships with the Price Family: As of August 31, 2004 Sol Price beneficially owns approximately 35.8% of the outstanding Common Stock. Sol Price is the father of Robert E. Price, the Chairman of the Board and Interim Chief Executive Officer of the Company. Robert E. Price beneficially owns approximately 40.2% of the outstanding Common Stock, including shares that may be deemed to be beneficially owned by Sol Price. Sol Price and Robert E. Price together beneficially own approximately 47.1% of the outstanding Common Stock. In addition, Sol Price beneficially owns approximately 8.3% of the outstanding Series A Preferred Stock and Robert E. Price beneficially owns approximately 5.5% of the outstanding Series A Preferred Stock, including shares that may be deemed to be beneficially owned by Sol Price. Sol Price and Robert E. Price together beneficially own approximately 8.3% of the outstanding Series A Preferred Stock, which is convertible, at the holder’s option, into approximately 1% of the outstanding Common Stock. See also Note 17—Subsequent Events.

Sale of Series B Preferred Stock: In July 2003, entities affiliated with Sol Price and Robert E. Price purchased an aggregate of 22,000 shares, representing all of the outstanding shares, of Series B Preferred Stock for an aggregate purchase price of $22.0 million. Sol Price beneficially owns approximately 77.3% of the outstanding Series B Preferred Stock, and Robert E. Price beneficially owns approximately 68.2% of the outstanding Series B Preferred Stock, including some shares that may be deemed to be beneficially owned by Sol Price. Sol Price and Robert E. Price together beneficially own all of the outstanding Series B Preferred Stock, which is convertible, at the holder’s option, into approximately 13.8% of the outstanding Common Stock.

Sale of Common Stock: In October 2003, entities affiliated with Sol Price and Robert E. Price purchased an aggregate of 500,000 shares of Common Stock for an aggregate purchase price of $5.0 million.

Relationship with Price Legacy Corp: Sol Price has beneficial ownership through the Price Group and various family and charitable trusts of approximately 28.0% of the common stock (the “Price Legacy Common Stock”) of Price Legacy, formerly known as Price Enterprises, Inc. (“PEI”). Robert E. Price beneficially owns approximately 25.5% of the Price Legacy Common Stock, including shares that may be deemed to be beneficially owned by Sol Price, and served as the Chairman of the Board of PEI until November 1999. Collectively, Sol Price, Robert E. Price and parties affiliated with them, including the Price Group, beneficially own an aggregate of approximately 37.6% of the Price Legacy Common Stock. James F. Cahill, Murray L. Galinson and Jack McGrory, directors of the Company, beneficially own approximately 16.4%, 16.1% and 15.9%, respectively, of the Price Legacy Common Stock, including shares that may be deemed to be beneficially owned by Sol Price and Robert E. Price. In addition, each is a director of Price Legacy and Jack McGrory serves as Chairman, President and Chief Executive Officer of Price Legacy.

On March 26, 2004, the Company moved into its new headquarters located in San Diego, CA. Prior to this move, the Company leased office space from Price Legacy to house its headquarters. In April 2004, the Company received $500,000 from its then landlord, Price Legacy, as an incentive to terminate early the lease of its headquarters. For the year ended August 31, 2004, 2003 and 2002, the Company paid Price Legacy $209,000, $388,000 and $332,000 in rent, respectively.

Relationships with the Price Group: In February 2004, the Company entered into an agreement with the Price Group which provided the Company with up to $10.0 million of purchase order financing. Directors Robert E. Price, James F. Cahill, Murray L. Galinson and Jack McGrory are managers of the Price Group and collectively own more than 80% of that entity. The agreement allows the Price Group to place a lien on merchandise inventories in the United States as security for such financing. Interest accrues at a rate of 1% per month. In July 2004, this agreement was amended to increase the funds available from the Price Group by $5.0 million (to a total of $15.0 million) for purchase order financing. This additional funding is secured by the

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

Company’s pledge of shares of its wholly-owned Panamanian subsidiary, PriceSmart Real Estate Panama, S.A. As described in Note 17 – Subsequent Events, the amounts owed under this agreement were converted to common stock in October 2004.

In May 2004, the Company entered into another agreement with the Price Group to sell the real estate and improvements owned by the Company in Santiago, Dominican Republic. The purchase price will be the fair market value of the property and improvements as determined by an independent appraiser. Under the terms of the agreement the Price Group made an initial payment of $5.0 million, with the balance to be paid upon closing, and if the closing does not occur for any reason, the initial payment shall be returned to the Price Group, plus accrued interest at the rate of 8% per annum. The agreement is subject to several contingencies, including the right of each party to terminate the agreement after receipt of the final appraisal report, and the approval by the Board of the final terms of the agreement. This Agreement was to terminate on August 31, 2004. However, on August 30, 2004, this agreement was extended for an additional 90 days, until November 30, 2004. As described in Note 17 – Subsequent Events, this sale did not proceed and the amounts owed were converted to common stock in October 2004.

In August 2004, the Company entered into a $25.0 million bridge loan with The Price Group, LLC. This loan accrues interest at 8% per annum and is due in two years. As described in Note 17—Subsequent Events, the amounts owed under this agreement were converted to common stock in October 2004.

Use of Private Plane: From time to time members of the Company’s management used a private plane owned in part by PFD Ivanhoe, Inc. (“PFD Ivanhoe”) to travel to business meetings in Central America and the Caribbean. The Price Group owns 100% of the stock of PFD Ivanhoe, and Sol Price and James F. Cahill are officers of PFD Ivanhoe. The Price Group’s members include Sol Price, Robert E. Price, James F. Cahill, Murray Galinson and Jack McGrory. Prior to March 2003, when the Company used the plane, it reimbursed PFD Ivanhoe for a portion of a fixed management fee and additional expenses PFD Ivanhoe incurred based on the number of hours flown, and also reimbursed PFD Ivanhoe for direct charges associated with use of the plane, including landing fees, international fees and catering. Since March 2003, the Company reimburses PFD Ivanhoe based on the amounts the passengers would have paid if they had flown a commercial airline if one or more of the passengers is a Director of the Price Group (including Robert E. Price). If the passengers are solely PriceSmart, Inc. personnel, then the Company reimburses PFD Ivanhoe for a portion of the fixed management fee and additional expenses PFD Ivanhoe incurred as a result of the hours flown including direct charges associated with the use of the plane, landing fees, catering, and international fees. During fiscal 2004, 2003 and 2002, the Company paid PFD Ivanhoe $86,000, $137,000 and $555,000, respectively, to cover the costs associated with the Company’s use of the plane.

Put Option Agreement: On December 15, 2003, the Company entered into an agreement with the Sol and Helen Price Trust, a trust affiliated with Sol Price, giving the Company the right to sell all or a portion of specified real property to the Trust at any time on or prior to August 31, 2004 at a price equal to the Company’s net book value for the respective properties and upon other commercially reasonable terms. The specified real property covers both the land and building at nine warehouse club locations. As of August 31, 2004, the net book value of this real property was approximately $54.9 million with approximately $29.9 million of encumbrances (including $5.1 million received as an advance payment for one of these properties). Under the terms of the agreement, the Company would have the option, but not the obligation, to lease back one or more warehouse club buildings at an annual lease rate equal to 9% of the selling price for the building and upon other commercially reasonable terms. On August 30, 2004, this agreement was extended for an additional 90 days. As a result of the Financial Program described in Note 17 – Subsequent Events, the Company does not intend to exercise its rights under this agreement nor to extend it further.

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

Relationships with Edgar Zurcher: Edgar Zurcher has been a director of the Company since November 2000. Mr. Zurcher is a partner in a law firm that the Company utilizes in legal matters and incurred legal expenses of approximately $108,200, $67,600 and $4,000 during fiscal 2004, 2003 and 2002, respectively. Mr. Zurcher is also a director of a company that owns 40% of Payless ShoeSource Holdings, Ltd., which rents retail space from the Company. The Company has recorded approximately $757,000 and $723,500 in rental income for this space during fiscal 2004 and 2003, respectively. Mr. Zurcher is also a director of Banco Promerica, from which the Company has recorded approximately $305,000 of rental income for fiscal 2004 for space leased to it by the Company. The Company also received approximately $525,000, $481,000 and $62,000 in incentive fees on a co-branded credit card the Company has with Banco Promerica in fiscal year 2004, 2003 and 2002, respectively. Mr. Zurcher is also Chairman of the Board of Banca Promerica (Costa Rica), which lent $900,000 as part of a $5.9 million syndicated loan to the Company in fiscal 2000, of which $277,000 is outstanding as of August 31, 2004 and due and repaid in October 2004. During fiscal 2001, the Company entered into a $1.9 million short-term credit facility with Banco Promerica (El Salvador), of which the $1.3 million is outstanding as of August 31, 2004.

Relationships with PSC, S.A.: PSC, S.A. beneficially owns approximately 5.0% of the Company’s common stock. In addition, Mr. Zurcher is a director and 9.1% shareholder of PSC, S.A. In August 2002, the Company entered into a joint venture agreement with PSC, S.A. to form a new subsidiary to construct and operate a warehouse club in Nicaragua. The Company owns a 51% interest and PSC, S.A. owns the remaining 49% interest in the subsidiary. In connection with the joint venture, in September 2002, PSC, S.A. purchased 79,313 shares of Common Stock from the Company at a price of $33.50 per share, which is equivalent to the Company’s capital investment in the joint venture.

Relationships with Grupo Gigante, S.A. and Angel Losada M.: Gigante beneficially owns approximately 2.8% of the outstanding Common Stock and 75.0% of the outstanding Series A Preferred Stock. In January 2002, the Company entered into a 50/50 joint venture with Gigante to construct and operate warehouse stores in Mexico. In addition, Angel Losada M., one of the directors of the Company, is currently Chairman of the Board of Directors and Executive President of Gigante. Mr. Losada also owns 13.5% of the common stock of Gigante, and together with members of his family, owns an aggregate of 69.4% of the common stock of Gigante. In fiscal 2004, Gigante purchased an aggregate of approximately $123,000 of products from PriceSmart Mexico, the 50/50 joint venture subsidiary in Mexico. During the third quarter of fiscal 2002, the Company’s Mexico joint venture began negotiations to lease certain property from Gigante in Mexico City, upon which the joint venture may construct and operate a membership warehouse club. In October 2002, the joint venture entered into a memorandum of intent for the allocation of construction expenses in connection with the proposed lease.

Relationship with PriceSmart Mexico: The Company sells inventory to PriceSmart Mexico and charges it for salaries and other administrative services. Such transactions are in the ordinary course of business at negotiated prices comparable to those of transactions with other customers. For the fiscal years ended August 31, 2004 and 2003, export sales to PriceSmart Mexico were approximately $583,000 and $2.0 million, respectively, and are included in total export sales of $1.1 million and $7.0 million, respectively, on the consolidated statements of operations. Under equity accounting, for export sales to PriceSmart Mexico, the Company’s investment in unconsolidated affiliate has been reduced by the Company’s portion of the unrealized profit from these sales. Salaries and other administrative services charged to PriceSmart Mexico for the fiscal years ended August 31, 2004 and 2003 were approximately $190,000 and $1.1 million, respectively.

Relationships with Rafael Barcenas: Rafael Barcenas was a director of the Company from April 1998 until April 2004 and is also President and General Director of Boyd, Barcenas, S.A., an advertising firm in Panama, to which the Company paid approximately $60,000, $35,000 and $85,000 for services rendered during fiscal 2004,

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

2003 and 2002, respectively. In March 2002, the Company paid $1.0 million to a company affiliated with Mr. Barcenas as the final installment of a purchase of this company’s minority interest ownership of PriceSmart Panama.

Relationship with Philippines minority interest shareholder: The Company formerly utilized the importation and exportation businesses of one of its minority shareholder in the Philippines for the movement of merchandise inventories both to and from the Asian regions to its warehouse clubs operating in Asia. As of August 31, 2004, the Company had a total of approximately $645,000 in net receivables due from the minority interest shareholder’s importation and exportation businesses, which is included in accounts receivable on the consolidated financial statements.

The Company believes that each of the related party transactions described above were on terms that the Company could have obtained from unaffiliated third parties.

NOTE 14—CONVERTIBLE PREFERRED STOCK

On January 22, 2002, the Company issued 20,000 shares of Series A Preferred Stock and warrants to purchase 200,000 shares of common stock (that expired unexercised on January 17, 2003) for an aggregate of $20 million, with net proceeds of $19.9 million. The Series A Preferred Stock is convertible, at the option of the holder at any time, or automatically on January 17, 2012, into shares of the Company’s common stock at the conversion price of $37.50, subject to customary anti-dilution adjustments. The Series A Preferred Stock accrues a cumulative preferred dividend at an annual rate of 8.0%, payable quarterly in cash. The shares are redeemable on or after January 17, 2007, in whole or in part, at the option of the Company, at a redemption price equal to the liquidation preference or $1,000 per share plus accumulated and unpaid dividends to the redemption date. As of August 31, 2004, none of the shares of Series A Preferred Stock had been converted and none of the Series A Preferred stockholders had voting rights.

On July 9, 2003, entities affiliated with Robert E. Price, Interim President and Chief Executive Officer, Chairman of the Board of Directors and a significant stockholder of PriceSmart, and entities affiliated with Sol Price, a significant stockholder of PriceSmart, purchased an aggregate of 22,000 shares of Series B Preferred Stock, a new series of preferred stock, for an aggregate purchase price of $22.0 million. The Series B Preferred Stock was convertible at the option of the holder at any time, or automatically on July 9, 2013, into shares of PriceSmart’s common stock at a conversion price of $20.00 per share, subject to customary anti-dilution adjustments; accrued a cumulative preferential dividend at an annual rate of 8%, payable quarterly in cash; and was redeemable by PriceSmart at any time on or after July 9, 2008. PriceSmart had agreed to register with the Securities and Exchange Commission the shares of common stock issuable upon conversion of the Series B Preferred Stock. As of August 31, 2004, none of the shares of the Series B Preferred Stock had been converted.

On September 5, 2003, the Company determined it would not declare a dividend on the 8% Series A Cumulative Convertible Redeemable Preferred Stock (the “Series A Preferred Stock”) for the fourth quarter of 2003. Also, no dividends may be declared or paid on the 8% Series B Cumulative Convertible Redeemable Preferred Stock (the “Series B Preferred Stock”) until full cumulative dividends have been declared and paid on the Series A Preferred Stock. Instead, dividends on the Series A Preferred Stock and the Series B Preferred Stock accrued in accordance with the terms of the Certificates of Designations for the Series A Preferred Stock and the Series B Preferred Stock. The accrued preferred dividends are included in other accrued expenses as of August 31, 2004 and 2003 in the amounts of $3.9 million and $521,000, respectively.

See Note 17—Subsequent Events, for a description of the conversion of all the preferred stock as approved by the Company’s shareholders on October 29, 2004.

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

NOTE 15—SALE OF COMMON STOCK

On April 12, 2002, the Company entered into an agreement with International Finance Corporation (“IFC”) to issue 300,000 shares of the Company’s common stock to IFC in a private placement for an aggregate purchase price of approximately $10 million. The closing of the sale occurred on May 7, 2002, following the effectiveness of a resale shelf registration statement to be filed by the Company with respect to the shares. In addition to the requirement that the Company files a shelf registration statement, the agreement provides IFC with piggyback registration rights, giving IFC the right to require the Company to register IFC’s shares in the event the Company registers any shares in connection with an underwritten public offering, subject to underwriters’ cut-back limitations. The Company also has granted IFC preemptive rights to purchase its pro rata share of any equity securities that the Company proposes to sell and issue, except for shares issued in connection with certain stock options, business combinations, changes in capital stock, underwritten public offerings and financing transactions. Proceeds from the sale of common stock to IFC were used for capital expenditures and working capital requirements related to new warehouse club expansion.

For additional transactions regarding common stock, see also Note—13 Related Parties and Note 17—Subsequent Events.

NOTE 16—SEGMENTS

The Company is principally engaged in international membership shopping warehouses operating primarily in Latin America, the Caribbean and Asia. The Company operates in four segments based on geographic area and measures performance based on operating income (loss). Segment amounts are presented after consolidating eliminations. Certain revenues and operating costs included in the United States segment have not been allocated, as it is impractical to do so. The Mexico joint venture is not segmented for the periods presented and is included in the United States segment. The Company’s reportable segments are based on management responsibility (in thousands).

	United States Operations	Latin American Operations	Caribbean Operations	Asian Operations	Total
Year Ended August 31, 2004
Total revenue	$2,391	$348,917	$192,883	$65,509	$609,700
Operating income (loss)	(4,020)	4,282	(6,967)	(9,524)	(16,229)
Depreciation and amortization	1,007	6,457	4,834	2,137	14,435
Identifiable assets	91,876	147,259	92,470	44,403	376,008

Year Ended August 31, 2003
Total revenue	$8,469	$359,581	$177,853	$114,794	$660,697
Operating income (loss)	(5,915)	(917)	(6,793)	(9,930)	(23,555)
Depreciation and amortization	1,195	6,406	5,055	2,301	14,957
Identifiable assets	83,853	156,668	99,340	52,097	391,958

Year Ended August 31, 2002
Total revenue	$4,050	$365,545	$186,051	$72,882	$628,528
Operating income (loss)	(3,448)	16,798	(350)	993	13,993
Depreciation and amortization	778	6,257	4,269	1,176	12,480
Identifiable assets	78,180	157,257	106,971	47,338	389,746

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

NOTE 17—SUBSEQUENT EVENTS

On September 3, 2004 the Company announced a plan to implement a series of transactions (the “Financial Program”) that are intended to increase PriceSmart’s earnings (or decrease its losses) by substantially reducing the Company’s interest expenses and preferred dividend obligations. Additionally, the capital to be received through the Financial Program is expected to help improve the Company’s liquidity, which is expected to result in more attractive terms from vendors. The Financial Program was approved by the stockholders on October 29, 2004 and is summarized as follows:

A private placement of an aggregate of 3,164,726 shares of the Company’s common stock, at a price of $8 per share, to The Price Group, LLC, a California limited liability company (the “Price Group”), to be funded through the conversion of a $25.0 million bridge loan, together with accrued and unpaid interest, extended to the Company by the Price Group in August 2004.

The issuance of an aggregate of 2,200,000 shares of Common Stock to the Sol and Helen Price Trust, the Price Family Charitable Fund, the Robert and Allison Price Charitable Remainder Trust, the Robert and Allison Price Trust 1/10/75 (collectively, the “Price Trusts”) and the Price Group (collectively, with the Price Trusts, the “Series B Holders”) in exchange for all of the outstanding shares of the Company’s 8% Series B Cumulative Convertible Redeemable Preferred Stock.

The issuance of an aggregate of 2,597,200 shares of Common Stock, valued for such purpose at a price of $8 per share, to the Price Group in exchange for up to $20.0 million of current obligations, plus accrued and unpaid interest, owed by the Company to the Price Group.

The issuance of up to 15,787,001 shares of Common Stock in connection with a rights offering pursuant to rights to be distributed to the holders of outstanding shares of Common Stock.

The issuance of up to 3,125,000 shares of Common Stock, at a price of $8 per share, to the Price Group to ensure that the above-mentioned rights offering generates at least $25.0 million in proceeds.

The issuance of up to 2,223,817 shares of Common Stock to exchange Common Stock, valued for such purpose at a price of $10 per share, to the holders of all of the shares of the Company’s 8% Series A Cumulative Convertible Redeemable Preferred Stock, in exchange for all of the outstanding shares of the Series A Preferred Stock at its initial stated value of $20.0 million plus all accrued and unpaid dividends.

An amendment to the Amended and Restated Certificate of Incorporation of the Company to increase the number of authorized shares of Common Stock from 20,000,000 to 45,000,000 shares.

Also on October 29, 2004, following stockholder approval of these proposals, the Company issued an aggregate of 7,961,926 shares to The Price Group LLC, other Price-related entities and the San Diego Foundation in connection with the private placement, current obligation exchange and Series B Preferred Stock exchange described above. Additionally, Sol Price, Robert Price, The Price Group LLC and the San Diego Revitalization Corporation filed with the Securities and Exchange Commission an amended Schedule 13D disclosing that their “group” beneficially owns greater than 50% of the Company’s outstanding shares of common stock. As a result, the Company is a “controlled company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5). Depending upon the extent to which the rights offering is subscribed by the Company’s stockholders, the Company may continue to be a “controlled company” following that rights offering.

Pursuant to the Financial Program, the Company offered to exchange shares of Common stock, valued for such purpose at $10 per share, for all outstanding shares of the Company’s 8% Series A Preferred Stock. On November 23, 2004, all holders of 8% Series A Preferred Stock exchanged such shares for Common stock, and no shares of 8% Series A Preferred Stock remain outstanding.

PRICESMART, INC.

NOTES TO CONSOLIDATED ANNUAL FINANCIAL STATEMENTS—(Continued)

In connection with the Financing Program described above, the Company and certain of it subsidiaries entered into the following agreements in the first fiscal quarter of 2005 with the International Finance Corporation (the “IFC”): (i) to grant the IFC a warrant to purchase 400,000 shares of the Company’s common stock at a price of $7 per share; (ii) the Company purchased a $10.2 million loan extended to PriceSmart Philippines, Inc.; (iii) the Company obtained a waiver of certain IFC loan covenants regarding incurring additional debt, in order to borrow the $25 million in the bridge loan mentioned above; (iv) $5.2 million of restricted cash pledged as collateral to certain loans was released; (v) all pre-payment penalties were waived for all outstanding loans from the IFC; (vi) the net carrying costs was reduced on one loan, by eliminating the IFC’s right to a percentage of the Company’s earnings, before interest, taxes, depreciation and amortization. Additionally, in connection with the agreements with the IFC, The Price Group, LLC (“TPG”-a related party to the Company) granted a put option giving the right to the IFC to sell 300,000 shares of Common Stock to TPG at a price of $12 per share between November 30, 2005 and November 30, 2006.

On September 15, 2004, the Company used the bridge loan described above to repay a loan from the Overseas Private Investment Corporation (“OPIC”) of $4.1 million. In conjunction with the repayment of this loan, OPIC released $1.5 million of restricted cash.

Therefore, the net cash disbursement was $2.6 million. This loan contained certain financial covenants which were not being met by the Company prior to its repayment.

NOTE 18—QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal years 2004 and 2003 is as follows:

Fiscal 2004 (in thousands, except per share data)	Three Months Ended,				Year Ended Aug. 31, 2004
	Nov. 30, 2003	Feb. 29, 2004	May 31, 2004	Aug. 31, 2004
Total net sales	$144,246	$161,772	$142,339	$146,920	$595,277
Cost of goods sold	$126,137	$139,167	$122,688	$125,789	$513,781
Preferred dividends	$840	$840	$840	$840	$3,360
Net loss attributable to common stockholders	$(6,981)	$(4,503)	$(7,462)	$(14,396)	$(33,342)
Basic loss per share	$(0.99)	$(0.61)	$(1.01)	$(1.96)	$(4.57)
Diluted loss per share	$(0.99)	$(0.61)	$(1.01)	$(1.96)	$(4.57)

Fiscal 2003 (in thousands, except per share data)	Three Months Ended,				Year Ended Aug. 31, 2003
	Nov. 30, 2002	Feb. 28, 2003	May 31, 2003	Aug. 31, 2003
Total net sales	$160,616	$178,472	$163,128	$143,308	$645,524
Cost of goods sold	$136,263	$152,871	$145,554	$131,043	$565,731
Preferred dividends	$400	$400	$400	$654	$1,854
Net income available (loss attributable) to common stockholders	$1,038	$958	$(8,109)	$(25,967)	$(32,080)
Basic earnings (loss) per share	$0.15	$0.14	$(1.18)	$(3.78)	$(4.67)
Diluted earnings (loss) per share	$0.15	$0.14	$(1.18)	$(3.78)	$(4.67)

PRICESMART, INC.

CONSOLIDATED BALANCE SHEETS

(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

	May 31, 2005	August 31, 2004
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$30,269	$34,410
Short-term restricted cash	7,279	7,255
Receivables, net of allowance for doubtful accounts of $2,825 and $1,550, respectively	3,590	2,196
Merchandise inventories	65,460	62,820
Prepaid expenses and other current assets	10,740	10,185

Total current assets	117,338	116,866

Long-term restricted cash	10,798	28,422
Property and equipment, net	165,184	173,420
Goodwill	29,733	23,071
Deferred tax assets	14,475	16,009
Other assets	7,692	7,650
Long-term receivables from unconsolidated affiliate	1,586	1,316
Investment in unconsolidated affiliate	7,394	9,254

Total Assets	$354,200	$376,008

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term borrowings	$1,932	$13,412
Accounts payable	54,663	56,148
Accounts payable to and advances received from related party	—	20,273
Accrued salaries and benefits	4,724	4,496
Deferred membership income	4,894	4,173
Income taxes payable	1,396	747
Deferred tax liabilities	743	592
Other accrued expenses	13,963	15,972
Long-term debt, current portion	8,727	16,503

Total current liabilities	91,042	132,316
Deferred rent	1,593	1,260
Accrued closure costs, net of current portion	3,634	3,932
Long-term debt, related party	—	25,000
Long-term debt, net of current portion	37,856	82,138

Total liabilities	134,125	244,646

Minority interest	2,717	3,483
Commitments and contingencies	—	—

Stockholders’ Equity:
Preferred stock, $.0001 par value (stated at cost), 2,000,000 shares authorized;
Series A convertible preferred stock—20,000 shares designated, 0 and 20,000 shares issued and outstanding, respectively (liquidation preference of $0 and $21,867, respectively)	—	19,914
Series B convertible preferred stock—30,000 shares designated, 0 and 22,000 shares issued and outstanding, respectively (liquidation preference of $0 and $24,014, respectively)	—	21,975
Common stock, $.0001 par value, 45,000,000 shares authorized; 25,814,689 and 7,775,655 shares issued, respectively; and 25,380,264 and 7,339,810 shares outstanding (net of treasury shares), respectively	3	1
Additional paid-in capital	318,235	170,255
Tax benefit from exercise of stock options	3,379	3,379
Notes receivable from stockholders	(29)	(33)
Deferred compensation	(1,247)	(1,932)
Accumulated other comprehensive loss	(16,790)	(18,314)
Accumulated deficit	(76,760)	(57,902)
Less: treasury stock at cost; 434,425 and 435,845 shares, respectively	(9,433)	(9,464)

Total stockholders’ equity	217,358	127,879

Total Liabilities and Stockholders’ Equity	$354,200	$376,008

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED—AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Nine Months Ended May 31,
	2005	2004
Revenues:
Sales:
Net warehouse	$497,390	$447,379
Export	394	978
Membership income	7,533	6,512
Other income	3,669	4,671

Total revenues	508,986	459,540

Operating expenses:
Cost of goods sold:
Net warehouse	426,370	386,994
Export	396	998
Selling, general and administrative:
Warehouse operations	62,326	60,478
General and administrative	17,549	16,510
Preopening expenses	42	488
Asset impairment and closure costs	8,768	5,416

Total operating expenses	515,451	470,884

Operating loss	(6,465)	(11,344)

Other income (expense):
Interest income	1,766	1,849
Interest expense	(6,411)	(8,398)
Other expense, net	(427)	(117)
Income from related party	—	500

Total other expense	(5,072)	(6,166)

Loss before provision for income taxes, losses of unconsolidated affiliate and minority interest	(11,537)	(17,510)
Provision for income taxes	(4,041)	(1,180)
Losses of unconsolidated affiliate	(3,034)	(1,346)
Minority interest	402	3,610

Net loss	(18,210)	(16,426)

Preferred dividends	648	2,520
Net loss attributable to common stockholders	$(18,858)	$(18,946)

Loss per share—common stockholders:
Basic	$(1.02)	$(2.61)
Diluted	$(1.02)	$(2.61)

Shares used in per share computation:
Basic	18,409	7,268
Diluted	18,409	7,268

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED—AMOUNTS IN THOUSANDS)

	Nine Months Ended
	May 31, 2005	May 31, 2004
OPERATING ACTIVITIES:
Net loss	$(18,210)	$(16,426)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	9,011	10,860
Allowance for doubtful accounts	1,275	(61)
Asset impairment and closure costs	8,768	5,416
Mark to market of stockholder note receivable	4	—
Deferred income taxes	1,685	175
Minority interest	(402)	(3,610)
Equity in losses of unconsolidated affiliate	3,034	1,346
Compensation expense recognized for stock options	698	479
Cancellation of note receivable from stockholder	—	114
Change in operating assets and liabilities:
Change in accounts receivable, prepaids, other current assets, accrued salaries, deferred membership and other accruals	(498)	(93)
Merchandise inventory	(2,640)	14,611
Accounts payable and accounts payable to and advances from related party	(1,485)	(9,092)

Net cash flows provided by operating activities	1,240	3,719

INVESTING ACTIVITIES:
Additions to property and equipment	(7,061)	(3,383)
Advance received for sale of property	—	5,000

Net cash flows (used in) provided by investing activities	(7,061)	1,617

FINANCING ACTIVITIES:
Proceeds from bank borrowings	54,591	63,213
Repayment of bank borrowings, net of proceeds from warrant exercise	(117,216)	(78,509)
Issuance of common stock in connection with the rights offering	47,793	—
Restricted cash	17,600	3,675
Issuance of common stock	—	5,000
Proceeds from exercise of stock options	16	—
Issuance costs of common stock	(731)	—
Issuance costs of Series B Preferred stock	—	(8)
Payment on note receivable from stockholder	—	10

Net cash flows provided by (used in) financing activities	2,053	(6,619)

Effect of exchange rate changes on cash and cash equivalents	(373)	(3,444)

Net decrease in cash and cash equivalents	(4,141)	(4,727)
Cash and cash equivalents at beginning of period	34,410	11,239

Cash and cash equivalents at end of period	$30,269	$6,512

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest, net of amounts capitalized	$5,569	$7,644
Income taxes	$1,850	$1,848
Supplemental disclosure of non-cash financing activities related to the Financial Program:
Issuance of common stock for:
Series A Preferred Stock and accrued dividend	$22,231	$—
Series B Preferred Stock	$22,000	$—
Bridge loan and accrued interest	$25,318	$—
Advance payment on real estate and accrued interest	$5,192	$—
Purchase order financing and accrued interest	$15,586	$—
Warrant exercise	$1,808	$—
Issuance costs on preferred stock converted to Additional Paid-in Capital	$(111)	$—
Accrued dividends on Series B Preferred Stock converted to Additional Paid-in Capital	$2,298	$—
Issuance of common stock for purchase of Guatemala minority interest	$5,495	$—
Contributed capital from significant stockholders for purchase of Guatemala minority interest	$1,105	$—

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED MAY 31, 2005

(UNAUDITED—AMOUNTS IN THOUSANDS)

	Preferred Stock – Series A & Series B		Common Stock		Additional Paid-in Capital	Tax Benefit from Exercise of Stock Options	Notes Receivable from Stockholders	Deferred Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Less: Treasury Stock		Total Stockholders’ Equity
	Shares	Amount	Shares	Amount							Shares	Amount
Balance at August 31, 2004	42	$41,889	7,776	$1	$170,255	$3,379	$(33)	$(1,932)	$(18,314)	$(57,902)	436	$(9,464)	$127,879
Dividends on preferred stock	—	—	—	—	—	—	—	—	—	(648)	—	—	(648)
Financial Program, conversion to common stock	(42)	(41,889)	10,185	1	91,780	—	—	—	—	—	—	—	49,892
Common stock issued in connection with the rights offering	—	—	6,828	1	47,794	—	—	—	—	—	—	—	47,795
Exercise of warrants	—	—	200	—	1,808	—	—	—	—	—	—	—	1,808
Shares issued for Guatemala minority interest purchase	—	—	825	—	5,495	—	—	—	—	—	—	—	5,495
Contributed capital from significant stockholders for Guatemala minority interest purchase	—	—	—	—	1,105	—	—	—	—	—	—	—	1,105
Exercise of stock options	—	—	1	—	(15)	—	—	—	—	—	(2)	31	16
Mark to market of employee restricted stock	—	—	—	—	—	—	4	—	—	—	—	—	4
Common stock issued and stock compensation expense	—	—	—	—	13	—	—	(13)	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	698	—	—	—	—	698
Net loss	—	—	—	—	—	—	—	—	—	(18,210)	—	—	(18,210)
Translation adjustment	—	—	—	—	—	—	—	—	1,524	—	—	—	1,524

Comprehensive Loss	—	—	—	—	—	—	—	—	—	—	—	—	(16,686)

Balance at May 31, 2005	—	$—	25,815	$3	$318,235	$3,379	$(29)	$(1,247)	$(16,790)	$(76,760)	434	$(9,433)	$217,358

See accompanying notes.

PRICESMART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

May 31, 2005

NOTE 1—COMPANY OVERVIEW AND BASIS OF PRESENTATION

PriceSmart, Inc.’s (“PriceSmart” or the “Company”) business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. As of May 31, 2005, the Company had 26 consolidated warehouse clubs in operation in 12 countries and one U.S. territory (four each in Panama and the Philippines, three in Costa Rica, two each in Dominican Republic, El Salvador, Guatemala, Honduras and Trinidad and one each in Aruba, Barbados, Jamaica, Nicaragua and the United States Virgin Islands), of which the Company owns at least a majority interest. The Company also closed three warehouse clubs in Mexico as part of a 50/50 joint venture with Grupo Gigante, S.A. de C.V. There was one warehouse club in operation in Saipan, Micronesia licensed to and operated by local business people as of May 31, 2005. The Company principally operates in four segments based on geographic area.

Basis of Presentation—The consolidated financial statements have been prepared on a going concern basis. The Company has an accumulated deficit of $76.8 million as of May 31, 2005. For the nine months ended May 31, 2005, the Company had a net loss attributable to common stockholders of $18.9 million and generated cash in operating activities of only $1.2 million. At May 31, 2005, the Company was not in compliance with a maintenance covenant related to one long-term debt arrangement. The Company has obtained all necessary waivers for covenant violations as of August 31, 2004, and the waiver as of May 31, 2005. The Company’s ability to fund its operations and service debt during fiscal 2005 has been improved following the implementation of the Financial Program, as described in Note 6—Financial Program. Management believes that its existing working capital, together with the Financial Program, is sufficient to fund its operations through at least August 31, 2006.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated interim financial statements of the Company included herein include the assets, liabilities and results of operations of the Company’s majority and wholly-owned subsidiaries as listed below. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated interim financial statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), and reflect all adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to fairly present the financial position, results of operations, and cash flows for the interim periods presented. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such SEC rules and regulations. Management believes that the disclosures made are adequate to make the information presented not misleading. The results for interim periods are not necessarily indicative of the results for the full year. The interim financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Form 10-K for the year ended August 31, 2004. The table below shows the Company’s percentage ownership of, and basis of, presentation for, each subsidiary as of May 31, 2005.

	Ownership	Basis of Presentation
PriceSmart Aruba	90.0%	Consolidated
PriceSmart Barbados	100.0%	Consolidated
PSMT Caribe, Inc.:
Costa Rica	100.0%	Consolidated
Dominican Republic	100.0%	Consolidated
El Salvador	100.0%	Consolidated
Honduras	100.0%	Consolidated
PriceSmart Guam	100.0%	Consolidated
PriceSmart Guatemala	100.0%	Consolidated
PriceSmart Jamaica	67.5%	Consolidated
PriceSmart Mexico	50.0%	Equity
PriceSmart Nicaragua	51.0%	Consolidated
PriceSmart Panama	100.0%	Consolidated
PriceSmart Philippines	52.0%	Consolidated
PriceSmart Trinidad	90.0%	Consolidated
PriceSmart U.S. Virgin Islands	100.0%	Consolidated
Ventures Services, Inc.	100.0%	Consolidated

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents represent cash and short-term investments with maturities of three months or less when purchased.

Restricted Cash—Short-term restricted cash primarily represents time deposits that are pledged as collateral for the Company’s revolving line of credit and long-term restricted cash represents time deposits that are pledged as collateral for the Company’s long-term debt.

Merchandise Inventories—Merchandise inventories, which include merchandise for resale, are valued at the lower of cost (average cost) or market. The Company provides for estimated inventory losses and obsolescence between physical inventory counts on the basis of a percentage of sales. The provision is adjusted periodically to reflect the trend of actual physical inventory count results, with physical inventories occurring primarily in the second and fourth fiscal quarters. In addition, the Company may be required to take markdowns below the carrying cost of certain inventory to expedite the sale of such merchandise.

Allowance for Bad Debt—Credit is extended to a portion of members as part of the Company’s wholesale business and to third-party wholesalers for direct sales. The Company maintains an allowance for doubtful accounts based on assessments as to the collectibility of specific customer accounts, the aging of accounts receivable, and general economic conditions. As of May 31, 2005, the Company had a total of approximately $645,000 in net receivables due from a minority interest shareholder’s importation and exportation businesses, which is included in accounts receivable on the consolidated financial statements. The Company previously utilized the importation and exportation businesses of one of its minority shareholders in the Philippines for the movement of merchandise inventories both to and from the Asian regions to its warehouse clubs operating in Asia. If the credit worthiness of a specific customer or the minority interest shareholder deteriorates, the Company’s estimates could change and it could have a material impact on the Company’s reported results.

Property and Equipment—Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The useful life of fixtures and equipment ranges from 3 to 15 years and that of buildings from 10 to 25 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the expected term of the lease. In some locations, leasehold improvements are amortized over a period longer than the initial lease term as management believes it is reasonably assured that the renewal option in the underlying lease will be exercised.

Goodwill—Goodwill, net of accumulated amortization, resulting from certain business combinations totaled $29,733 at May 31, 2005 and $23,071 at August 31, 2004. The increase in goodwill was due to the Company increasing its ownership in PriceSmart (Guatemala), S.A. from 66% to 100% in the third quarter of fiscal year 2005. The Company follows Statement of Financial Accounting Standards No. 142, “Accounting for Goodwill and Other Intangibles,” which specifies that goodwill and some intangible assets should no longer be amortized, but instead will be subject to periodic impairment testing. Accordingly, the Company reviews previously reported goodwill for impairment on an annual basis or more frequently if circumstances dictate. No impairment of goodwill has been incurred to date.

Revenue Recognition—The Company recognizes sales revenue when title passes to the customer. Membership fee income represents annual membership fees paid by the Company’s warehouse members, which are recognized over the 12-month term of the membership. The historical membership fee refunds have been minimal and, accordingly, no reserve has been established for membership refunds for the periods presented.

Cost of Goods Sold—The Company includes the cost of merchandise, food service and bakery raw materials, and one hour photo supplies in cost of goods sold. Also included are the distribution and handling costs (either internal or external) for supplying such merchandise, raw materials, and supplies to the warehouse clubs including, inbound freight, duties, drayage, fees and insurance.

Selling, General and Administrative—Warehouse operations include the operating costs of the Company’s warehouse clubs, including all payroll and related costs, utilities, consumable supplies, repair and maintenance, rent expense, building and equipment depreciation, and bank and credit card processing fees. Also included are the payroll and related costs for the Company’s regional purchasing and management centers.

General and Administrative costs include the payroll and related operating costs for the Company’s corporate operations located in California and Florida, including the cost of U.S. merchandise purchasing.

Pre-Opening Costs—The Company expenses pre-opening costs (the costs of start-up activities, including organization costs) as incurred.

Closure Costs—The Company records the costs of closing warehouse clubs as follows: severance costs are accrued when a termination and benefit plan is communicated to the employees; lease obligations are accrued at the cease use date by calculating the net present value of the minimum lease payments net of the fair market value of rental income that could be received for these properties from third parties; and all other costs are expensed as incurred. During fiscal year 2004, the Company closed one warehouse club and in fiscal year 2003 the Company closed three.

Foreign Currency Translation—In accordance with Statement of Financial Accounting Standards No. 52 “Foreign Currency Translation,” the assets and liabilities of the Company’s foreign operations are translated to U.S. dollars using the exchange rates at the balance sheet date and revenues and expenses are translated at average rates prevailing during the period. Related translation adjustments are recorded as a component of accumulated comprehensive loss.

Stock-Based Compensation—As of May 31, 2005, the Company had four stock-based employee compensation plans. Prior to September 1, 2002, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Effective September 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” using the prospective method with guidance from SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” to all employee awards granted, modified, or settled after September 1, 2002. Awards under the Company’s plans typically vest over five years and expire in six years. The cost related to stock-based employee compensation included in the determination of net income for the nine months ended May 31, 2005 and May 31, 2004 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS 123.

The following table illustrates the effect on net loss and loss per share if the fair value based method had been applied to all outstanding and unvested awards each period (in thousands, except per share data):

	Nine Months Ended
	May 31, 2005	May 31, 2004
Net loss attributable to common stockholders, as reported	$(18,858)	$(18,946)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	698	479
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,832)	(1,988)

Pro forma net loss	$(19,992)	$(20,455)
Loss per share:
Basic-as reported	$(1.02)	$(2.61)
Basic-pro forma	$(1.09)	$(2.81)
Diluted-as reported	$(1.02)	$(2.61)
Diluted-pro forma	$(1.09)	$(2.81)

Accounting Pronouncements—In May 2005 the FASB issued Statement of Financial Accounting Standards (SFAS) No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company is required to adopt the provisions of SFAS 154, as applicable, beginning in fiscal 2007.

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The Company is required to adopt the provisions of FIN 47 no later than the end of its fiscal 2006. The Company has not yet adopted this Interpretation and is currently evaluating the expected impact that the adoption of FIN 47 will have on its consolidated financial position, results of operations and cash flows.

During December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123R, “Share-Based Payment” (“SFAS 123R”), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Stock-based payments include stock option grants. The Company grants options to purchase common stock to some of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. SFAS 123R is effective for all interim or annual periods beginning after June 15, 2005. Early adoption is encouraged and retroactive application of the provisions of SFAS 123R to the beginning of the fiscal year that includes the effective date is permitted, but not required. The Company has not yet adopted this pronouncement and is currently evaluating the expected impact that the adoption of SFAS 123R will have on its consolidated financial position, results of operations and cash flows.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS 151 requires that allocation of fixed and production facilities overheads to conversion costs should be based on normal capacity of the production facilities. The provisions in this statement are effective for inventory costs incurred during fiscal periods beginning after June 15, 2005. The Company has not yet adopted this pronouncement and is currently evaluating the expected impact that the adoption of SFAS 151 will have on its consolidated financial position, results of operations and cash flows.

In November 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets—An Amendment of APB No. 29” (“SFAS 153”). The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance- that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Company has not yet adopted this pronouncement and is currently evaluating the expected impact that the adoption of SFAS 153 will have on its consolidated financial position, results of operations and cash flows.

Reclassifications—Certain amounts in the prior period consolidated financial statements have been reclassified to conform to current period presentation.

NOTE 3—PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

	May 31, 2005	August 31, 2004
Land	$37,205	$34,068
Building and improvements	120,648	125,621
Fixtures and equipment	67,349	67,003
Construction in progress	848	241

	226,050	226,933
Less: accumulated depreciation	(60,866)	(53,513)

Property and equipment, net	$165,184	$173,420

Building and improvements includes gross capitalized interest costs of $1.3 million as of May 31, 2005 and August 31, 2004.

NOTE 4—LOSS PER SHARE

Basic loss per share is computed based on the weighted average common shares outstanding in the period. Diluted loss per share is computed based on the weighted average common shares outstanding in the period and the effect of dilutive securities (options, preferred stock, warrants and rights) except where the inclusion is antidilutive (in thousands, except per share data):

	Nine Months Ended
	May 31, 2005	May 31, 2004
Loss attributable to common stockholders	$(18,858)	$(18,946)
Determination of shares:
Average common shares outstanding	18,409	7,268
Assumed conversion of:
Stock options (1)	—	—
Preferred stock (2)	—	—
Warrants (3)	—	—
Rights (4)	—	—

Diluted average common shares outstanding	18,409	7,268

Net loss attributable to common stockholders:
Basic loss per share	$(1.02)	$(2.61)
Diluted loss per share	$(1.02)	$(2.61)

(1)	Stock options representing 79,482 and 14,893 shares were excluded, due to their anti-dilutive effects for the nine months ended May 31, 2005 and 2004, respectively.

(2)	The preferred stock was converted to common stock in the first quarter of fiscal year 2005, as part of the Financial Program. As of May 31, 2004, the preferred stock outstanding was convertible into 1,751,155 shares of common stock.

(3)	A warrant for the issuance of 200,000 shares of common stock was outstanding as of May 31, 2005, at an exercise price of $7 per share. These shares were excluded due to their anti-dilutive effects.

(4)	As of May 31, 2005, there were 6,149,817 rights outstanding with an exercise price of $8.00 per share for the potential issuance of 9,224,726 shares of common stock.

NOTE 5—ASSET IMPAIRMENT AND CLOSURE COSTS

During fiscal 2003 and 2004, the Company closed four warehouse clubs, one each in Dominican Republic, Philippines, Guatemala and Guam and its Commerce, California distribution center. The decision to close the warehouse clubs resulted from the determination that the locations were not conducive to the successful operation of a PriceSmart warehouse club.

A breakdown of the movements in the liabilities derived from the closed warehouse clubs as of May 31, 2005 is as follows (in thousands):

	Liability as of August 31, 2004	Charged to Expense	Non-cash Amounts	Cash paid	Liability as of May 31, 2005
Lease obligations	$5,226	(90)	—	(1,041)	$4,095
Other associated costs	94	1,754	(969)	(591)	288

Total	$5,320	1,664	(969)	(1,632)	$4,383

Closure costs for the nine months ended May 31, 2005 were $1.7 million. During the third quarter of fiscal year 2005, the Company executed sublease agreements for two of its four closed warehouse clubs: Ortigas, Philippines and Plaza, Guatemala. As a result, the Company recorded a net reversal of the previously recorded lease liabilities in the amount of $245,000 based on the new sublease terms as compared to the original assumptions used to establish those liabilities. This reversal is comprised of a reversal of $569,000 in Ortigas, Philippines and an additional charge of $324,000 in Plaza, Guatemala. The Company also recorded a non-cash charge of $878,000 for the write-off of fixed assets at the closed Plaza, Guatemala warehouse club related to the subleasing activity.

During the third quarter of fiscal 2005, the Company also recorded a non-cash asset impairment charge of $7.1 million. This charge is associated with the write-down of long-lived assets (leasehold improvements, and furniture and equipment) at the Company’s U.S. Virgin Islands warehouse club operation. This charge was taken because future undiscounted cash flows expected from that operation which, while positive over the expected life of the associated long-lived assets, are not sufficient to recover the carrying value of those assets as of May 31, 2005. Consequently, the carrying value of those assets was reduced to an estimated fair value as required under SFAS 144. Sales continue to increase at the U.S. Virgin Islands warehouse club, but the on-going cost structure (which is higher than the Company’s other warehouse club locations) and management’s inability to make substantial improvement in the margins necessary to generate sufficient cash flows relative to the carrying value of the underlying assets, have made it necessary to take this charge.

NOTE 6—FINANCIAL PROGRAM

On September 3, 2004, the Company announced a plan to implement a series of transactions (the “Financial Program”) that are intended to increase PriceSmart’s earnings (or decrease its losses) available to common stockholders by substantially reducing the Company’s interest expenses and preferred dividend obligations. Additionally, the capital that has been and is expected to be received through the Financial Program is expected to help improve the Company’s liquidity, which is expected to result in more attractive terms from vendors. The Financial Program was approved by the Company’s stockholders on October 29, 2004. The elements of the Financial Program and the status of each element are as follows:

A private placement of an aggregate of 3,164,726 shares of the Company’s common stock, at a price of $8 per share, to The Price Group, LLC, a California limited liability company (the “Price Group”), to be funded through the conversion of a $25.0 million bridge loan, together with accrued and unpaid interest, extended to the Company by the Price Group in August 2004. The private placement was completed on October 29, 2004, resulting in the issuance of 3,164,726 shares of the Company’s common stock.

The issuance of an aggregate of 2,200,000 shares of Common Stock to the Sol and Helen Price Trust, the Price Family Charitable Fund, the Robert and Allison Price Charitable Remainder Trust, the Robert and

Allison Price Trust 1/10/75 (collectively, the “Price Trusts”) and the Price Group (collectively, with the Price Trusts, the “Series B Holders”) in exchange for all of the outstanding shares of the Company’s 8% Series B Cumulative Convertible Redeemable Preferred Stock. This exchange was completed on October 29, 2004, resulting in the issuance of 2,200,000 shares of the Company’s common stock.

The issuance of an aggregate of 2,597,200 shares of Common Stock, valued for such purpose at a price of $8 per share, to the Price Group in exchange for up to $20.0 million of current obligations, plus accrued and unpaid interest, owed by the Company to the Price Group. This exchange was completed on October 29, 2004, resulting in the issuance of 2,597,200 shares of the Company’s common stock.

The issuance of up to 16,052,668 shares of Common Stock in connection with a rights offering pursuant to rights distributed to the holders of outstanding shares of common stock, and the issuance of up to 3,125,000 shares of Common Stock, at a price of $8 per share, to the Price Group to ensure that the above-mentioned rights offering generates at least $25.0 million in proceeds. The $7 rights offering subscription period began on December 21, 2004 and ended on January 24, 2005. A total of 6,827,542 shares of common stock were sold during this period. The total proceeds were $47.8 million. The $8 rights’ offering period began on January 25, 2005 and continues until December 21, 2005. A total of 390 shares of common stock have been sold thus far during the $8 rights offering period.

The issuance of up to 2,223,104 shares of common stock, valued for such purpose at a price of $10 per share, to the holders of all of the shares of the Company’s 8% Series A Cumulative Convertible Redeemable Preferred Stock, in exchange for all of the outstanding shares of the Series A Preferred Stock at its initial stated value of $20.0 million plus all accrued and unpaid dividends. This was completed on November 23, 2004, resulting in the issuance of 2,223,104 shares of common stock.

An amendment to the Amended and Restated Certificate of Incorporation of the Company to increase the number of authorized shares of Common Stock from 20,000,000 to 45,000,000 shares, which was approved by the Company’s stockholders on October 29, 2004.

In connection with the Financial Program described above, the Company and certain of it subsidiaries entered into an agreement with the International Finance Corporation (the “IFC”) in the first fiscal quarter of 2005 providing for the following: (i) the Company granted the IFC a warrant to purchase 400,000 shares of the Company’s common stock at a price of $7 per share; (ii) the Company purchased a $10.2 million loan extended by the IFC to PriceSmart Philippines, Inc.; (iii) the Company obtained a waiver of certain IFC loan covenants regarding incurring additional debt, in order to borrow the $25.0 million in the bridge loan mentioned above; (iv) $5.2 million of restricted cash pledged as collateral to certain loans was released; (v) all pre-payment penalties were waived for all outstanding loans from the IFC; (vi) the net carrying costs were reduced on one loan by eliminating the IFC’s right to a percentage of the Company’s earnings, before interest, taxes, depreciation and amortization. Additionally, in connection with the Company’s transactions with the IFC, the Price Group (a related party to the Company) granted a put option giving the right to the IFC to sell 300,000 shares of Common Stock to the Price Group at a price of $12 per share between November 30, 2005 and November 30, 2006. All of the above elements were completed during the Company’s first quarter of fiscal 2005 with the exception of item (i), which was agreed to in principal although no warrants were issued pending a final written agreement related to the put option between the IFC and the Price Group. The agreements were finalized in the second quarter of fiscal 2005, and the warrant was exercised with respect to 200,000 shares of the Company’s common stock which were issued on February 28, 2005. Pursuant to the terms of the warrant, the exercise price was paid by reducing the principal amount of two of the loans extended to the Company by the IFC. As a result, long-term debt was reduced by $1.4 million.

NOTE 7—COMMITMENTS AND CONTINGENCIES

From time to time, the Company and its subsidiaries are subject to legal proceedings, claims and litigation arising in the ordinary course of business, including those identified below, the outcome of which, in the opinion of management, would not have a material adverse effect on the Company. The Company evaluates such matters on a case by case basis, and vigorously contests any such legal proceedings or claims which the Company believes are without merit.

On November 17, 2003, the first in a series of seven federal securities fraud class action lawsuits were filed in the United States District Court for the Southern District of California against the Company and certain of its former and present officers and directors, now consolidated as In re PriceSmart, Inc. Securities Litigation, Lead Case No. 03cv02260L (LSP). Six of the complaints asserted claims against (1) the Company, (2) its former President and Chief Executive Officer Gilbert Partida, and (3) its former Chief Financial Officer Allan C. Youngberg. On behalf of a proposed class of persons who purchased the Company’s common stock between December 20, 2001 and November 7, 2003, plaintiffs asserted claims under Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934, and SEC Rule 10b-5 promulgated thereunder, based on the allegation that defendants made material misstatements and omissions in connection with the financial statements that were the subject of a financial restatement. Plaintiffs seek damages on behalf of the proposed class.

The seventh federal securities fraud complaint, Performance Capital L.P. v. PriceSmart, Inc., Case No. 03cv02561 JAH (S.D. Cal), was filed by investors who purchased the Company’s Series A Preferred Stock in January 2002, as well as on behalf of a class of common stock purchasers, and added a breach of fiduciary duty claim against every then-current member of the Company’s current Board of Directors, as well as a claim under Section 12(a)(2) and Section 15 of the Securities Act of 1933 relating to plaintiffs’ purchase of Series A Preferred Stock. The Company refers to this litigation as the Performance Capital lawsuit. Plaintiffs sought damages on behalf of the proposed class as well as rescission of their contracts with the Company regarding the Series A Preferred Stock.

All of the federal securities actions were consolidated before The Honorable John Houston in an order dated September 9, 2004, which also appointed a lead plaintiff on behalf of the proposed class of common stock purchasers. The lead plaintiff filed a consolidated complaint on November 29, 2004, with an expanded proposed class period of November 1, 2001 to December 16, 2003.

Defendants and the plaintiffs who brought the Performance Capital lawsuit entered into a Stipulation of Settlement dated September 3, 2004, which was preliminarily approved by Judge Houston on September 30, 2004. On September 30, 2004, Judge Houston also approved a stipulation appointing the plaintiffs in the Performance Capital lawsuit as lead plaintiff for a proposed sub-class made up of certain purchasers and holders of the Company’s Series A Preferred Stock, which the Company refers to as the Series A Preferred Sub-Class. On November 8, 2004, following notice to members of the Series A Preferred Sub-Class, a settlement with the Series A Preferred Sub-Class was approved and judgment was entered. Pursuant to the settlement, the Performance Capital lawsuit has been dismissed and the Court entered an order releasing claims that were or could have been brought by the Series A Preferred Sub-Class arising out of or relating to the purchase or ownership of the Company’s Series A Preferred Stock. As a term of the settlement, members of the Series A Preferred Sub-Class were offered the opportunity to exchange their Series A Preferred Stock for shares of the Company’s common stock at a conversion price of $10.00 per share, and all members of the Series A Preferred Sub-Class accepted this offer. The Company paid attorney’s fees and costs to counsel for the Performance Capital plaintiffs in the amount of $325,000, which was covered by the Company’s insurance carrier.

Defendants and the parties to the remaining class action lawsuits entered into a Stipulation of Settlement dated as of May 12, 2005, which sets forth the terms of a settlement of all claims and is subject to final court approval. On May 27, 2005 Judge Houston issued an Order preliminarily approving the settlement and setting August 18, 2005 as the date for a court hearing as to whether the settlement shall be approved. Under the proposed settlement, in exchange for a full release of all claims plaintiffs would receive $2,350,000 (of which the

Company’s directors and officers insurance carrier would pay 80% and the Company would pay 20%, as the Company and the carrier have agreed that effective as of March 1, 2005 the Company satisfied the $1,000,000 retention on its insurance policy).

The United States Securities and Exchange Commission (SEC) issued a formal order of private investigation on January 8, 2004 to investigate the circumstances surrounding the Company’s restatement. The SEC has issued subpoenas to the Company for the production of documents and has taken testimony, pursuant to subpoena, from several of the Company’s present and former employees.

The indemnification provisions contained in the Company’s amended and restated certificate of incorporation and indemnification agreements between the Company and its current and former directors and officers require the Company to indemnify its current and former directors and officers who are named as defendants against the allegations contained in these suits unless the Company determines that indemnification is unavailable because the applicable current or former director or officer failed to meet the applicable standard of conduct set forth in those documents. While the Company has directors and officers liability insurance (subject to a $1.0 million retention and a 20% co-pay provision), the Company has been informed that the Company’s insurance carriers are reserving all of their rights and defenses under the policy (including the right to deny coverage) and it is otherwise uncertain whether the insurance will be sufficient to cover all damages that it may be required to pay. Further, regardless of coverage and the ultimate outcome of these suits, litigation of this type is expensive and may require that the Company devote substantial resources and management attention to defend these proceedings. Moreover, the mere presence of these lawsuits may materially harm the Company’s business and reputation. The Company has and may continue to incur substantial legal and other professional service costs in connection with the stockholder lawsuits and responding to the inquiries of the SEC. The amount of any future costs in this respect cannot be determined at this time.

In addition, the Company’s two minority shareholders in the Philippines (which together comprise a 48% ownership interest in the Company’s Philippine operations (PSMT Philippines, Inc.)) have taken the position that an “impasse” of the Board of Directors of PSMT Philippines, Inc. has been reached. These minority shareholders have therefore sought to invoke the “buy-sell” provisions of the parties’ Shareholders’ Agreement (pursuant to which one shareholder may offer to purchase the interest of the other shareholders (at an appraised value) at which point the offeree shareholder may make a counter offer and the process continues until an offer is accepted). The Company contends, among other things, that pursuant to the terms of the Shareholders’ Agreement no “impasse” has been reached (and hence the buy-sell provisions do not become applicable). Further, on December 23, 2004, the Company filed in the San Diego Superior Court a complaint against William Go (a principal of one of the minority shareholders) and two companies affiliated with William Go (Go and the two companies, collectively, “Defendants”), seeking to recover principal and interest due and owing to the Company of at least $781,000, as well as an accounting with regard to sums paid by the Company to Defendants, and related relief. Defendants filed a motion requesting the Superior Court to stay this litigation and compel binding arbitration, which was denied by the Superior Court on April 5, 2005. On April 15, Defendants appealed that decision. Additionally, on December 29, 2004, William Go and the E-Class Corporation (which owns 38% of PSMT Philippines, Inc.) filed with the trial court in Pasig City, Manila, a complaint against those directors of PSMT Philippines, Inc. who are appointees of the Company. The complaint filed by Go and E-Class contends that the Company inappropriately transferred funds of PSMT Philippines, Inc. to the Company or otherwise inappropriately charged expenses to PSMT Philippines, Inc. The Go/E-Class complaint seeks an accounting and damages, as well as a temporary restraining order and/or preliminary injunction, and the appointment of a receiver/management committee. On January 4, 2005 and on January 17, 2005, the court denied requests by Go and E-Class for a temporary restraining order. On June 14, 2005, the trial court likewise denied the Go/E-Class application for preliminary injunction. In addition, Go has filed a complaint/affidavit seeking the initiation of criminal proceedings against those directors of PSMT Philippines, Inc. who are appointees of the Company, and Go has filed an additional complaint/affidavit seeking the initiation of additional criminal proceedings against one such director who was also the senior manager of the warehouse clubs in Manila. The applicable prosecutor’s offices have commenced investigatory proceedings to determine whether or not criminal charges should be pursued. The Company intends to vigorously defend these actions through defendants and believes that the claims are without merit.

As of May 31, 2005, the Company has an insurance receivable in the receivables caption of the balance sheet for $1.9 million and a liability in the other accrued expenses caption of the balance sheet for $2.4 million, relating to the pending settlement of the securities class action litigation and related expenses. The Company does not expect to incur losses in connection with this litigation in excess of recorded amounts.

In the case of the Philippines matter, the ultimate outcome is less certain. The Company has reviewed the relevant evidence and does not believe that an adverse result is likely. However, in light of the uncertainty inherent in litigation—particularly in foreign jurisdictions—it is possible that the outcome of these proceedings, or an inability to successfully resolve the disputes within the near future, could have a material adverse effect on the Company’s business, financial condition, operating results, cash flow or liquidity. The Company is unable at this time to estimate possible loss or range of loss associated with the Philippines matters. Further, regardless of the ultimate outcome of these suits, litigation of this type is expensive and may require the Company to devote substantial resources and management attention to these proceedings.

NOTE 8—SHORT-TERM BORROWINGS AND LONG-TERM DEBT

As of May 31, 2005 and August 31, 2004, the Company, together with its majority or wholly-owned subsidiaries, had $1.9 million and $13.4 million, respectively, outstanding in short-term borrowings, at weighted-average interest rates of 8.1% and 8.9%, respectively, which are secured by certain assets of the Company and its subsidiaries and are guaranteed by the Company up to its respective ownership percentage. Each of the facilities expires during the year and is typically renewed. As of May 31, 2005 and August 31, 2004, the Company had approximately $11.8 million and $6.3 million available on these facilities, respectively.

Additionally, the Company has a bank credit agreement for up to $7.0 million, which can be used as a line of credit or to issue letters of credit. As of May 31, 2005, letters of credit and lines of credit totaling $4.9 million were outstanding under this facility, leaving availability under this facility of $2.1 million.

As of May 31, 2005 and August 31, 2004, the Company, together with its majority or wholly-owned subsidiaries, had $46.6 million and $123.6 million, respectively, outstanding in long-term borrowings. The Company’s long-term debt is collateralized by certain land, building, fixtures, equipment and shares of each respective subsidiary and guaranteed by the Company up to its respective ownership percentage, except for approximately $13.8 million and $28.4 million, as of May 31, 2005 and August 31, 2004, respectively, which is secured by collateral deposits included in restricted cash on the balance sheet and letters of credit. The carrying amount of the assets collateralized was $44.7 million and $105.2 million as of May 31, 2005 and August 31, 2004, respectively. Certain obligations under leasing arrangements are collateralized by the underlying asset being leased.

Under the terms of debt agreements to which the Company and/or one or more of its wholly-owned or majority-owned subsidiaries are parties, the Company must comply with specified financial maintenance covenants, which include among others, current ratio, debt service, interest coverage and leverage ratios. Under the terms of debt agreements to which the Company and/or one or more of its wholly-owned or majority-owned subsidiaries are parties, the Company must comply with specified financial maintenance covenants, which include among others, current ratio, debt service, interest coverage and leverage ratios. As of May 31, 2005, the Company was in compliance with all of these covenants, except for the debt to equity ratio for a $7.0 million note (with an outstanding balance of $3.3 million at May 31, 2005), for which the Company has requested and received a written waiver of its noncompliance through the quarter ending August 31, 2005. Additionally, the Company has debt agreements, with an aggregate principal amount outstanding as of May 31, 2005 of $22.9 million that, among other things, allow the lender to accelerate the indebtedness upon a default by the Company under other indebtedness and prohibit the Company from incurring additional indebtedness unless the Company is in compliance with specified financial ratios. As of May 31, 2005, the Company satisfied these ratios. If the Company fails to comply with applicable financial covenants or is unsuccessful in obtaining the necessary waivers in future periods the lenders may elect to accelerate the indebtedness described above and foreclose on the collateral pledged to secure the indebtedness. The Company believes that, primarily as a result of the Financial Program, it has sufficient financial resources to repay the outstanding balance on the debt on which the Company was out of covenant compliance as of May 31, 2005. Accordingly, the obligation for which the Company has received a waiver is reflected in the accompanying balance sheet under the original contractual maturity.

NOTE 9—ACQUISITION OF MINORITY INTEREST

The Company’s business combinations are accounted for under the purchase method of accounting, and include the results of operations of the acquired business from the date of acquisition. Net assets of the acquired business are recorded at their fair value at the date of the acquisition. The excess of the purchase price over the fair value of tangible net assets acquired is included in goodwill in the accompanying consolidated balance sheets.

On April 19, 2005, the Company announced that it had entered into an agreement to settle the previously disclosed disputes pertaining to the Company’s Guatemalan subsidiary. Specifically, the Company entered into an agreement with Grupo Solid (Guatemala), S.A. and Grupo Solid, S.A., the minority shareholders of the Company’s Guatemala subsidiary, whereby the parties mutually released all claims, the Company acquired the minority shareholders’ shares in PriceSmart (Guatemala), S.A., all pending litigation and the pending arbitration (as previously announced by the Company) between the minority shareholders and the Company was dismissed, and Grupo Solid, S.A. was released from its joint and several guaranty (together with the Company) of a real estate lease to which PriceSmart (Guatemala), S.A. is a party. As a result of this agreement the Company increased its ownership in PriceSmart (Guatemala), S.A. from 66% to 100%.

The Company’s acquisition of the minority shareholders’ interests involved a two-step process. First, on April 19, 2005, the minority shareholder conveyed its 34% interest in PriceSmart (Guatemala), S.A. to the Price Group, the Sol and Helen Price Trust and the Robert and Allison Price Trust (together with the Price Group and the Sol and Helen Price Trust, the “Price Entities”), in exchange for the payment by the Price Entities to the minority shareholders of a total of $6,600,000 in cash. Second, as soon as it was reasonably practicable, the Price Entities transferred the 34% interest in PriceSmart (Guatemala), S.A. to the Company in exchange for a total of 825,000 shares of the Company’s common stock, valued for such purpose at a price of $8.00 per share and having a value at such valuation equal to the amount paid by the Price Entities to the minority shareholders. On April 19, 2005, the Company and the Price Entities entered into a Stock Purchase Agreement reflecting the parties’ agreement to such exchange of shares. Robert E. Price, the Company’s Chairman of the Board and Interim Chief Executive Officer, Sol Price, a significant stockholder of the Company and father of Robert E. Price, are members and managers of the Price Group, Robert E. Price is a trustee of both trusts and Sol Price is a trustee of the Sol and Helen Price Trust. Directors Murray L. Galinson and Jack McGrory are members and managers of the Price Group. The shares of common stock issued to the Price Entities were issued in a private placement pursuant to Rule 506 under the Securities Act of 1933, as amended. The Company will not pay any other amounts to the minority shareholders in connection with the settlement and release.

NOTE 10—RELATED-PARTY TRANSACTIONS

Relationships with the Price Family: As of May 31, 2005 Sol Price beneficially owns approximately 42.2% of the Company’s outstanding common stock. Sol Price is the father of Robert E. Price, the Chairman of the Board and Interim Chief Executive Officer of the Company. Robert E. Price beneficially owns approximately 46.9% of the outstanding common stock, including shares that may be deemed to be beneficially owned by Sol Price. Sol Price and Robert E. Price, together with their affiliates, comprise a group that may be deemed to beneficially own approximately 54.8% of the Company’s outstanding common stock.

Series A and Series B Preferred Stock. In January 2002, entities affiliated with Sol Price, Robert E. Price, James F. Cahill, Murray L. Galinson and Jack McGrory, purchased an aggregate of 1,650 shares of the Company’s Series A Preferred Stock for an aggregate purchase price of $1,650,000. In July 2003, entities affiliated with Sol Price, Robert E. Price, former director James F. Cahill, Murray L. Galinson and Jack McGrory, purchased an aggregate of 22,000 shares of the Company’s Series B Preferred Stock for an aggregate purchase price of $22,000,000. In connection with the Financial Program that was approved by the stockholders on October 29, 2004, the 1,650 shares of Series A Preferred Stock were exchanged for 183,405 shares of the Company’s common stock, and 22,000 shares of the Series B Preferred Stock were exchanged for 2,200,000 shares of common stock.

Relationships with the Price Group: In February 2004, the Company entered into an agreement with the Price Group which provided the Company with up to $10.0 million of purchase order financing. Directors Robert E. Price, Murray L. Galinson, Jack McGrory and former director James F. Cahill were at the time managers of the Price Group and collectively own more than 80% of that entity. The agreement allowed the Price Group to place a lien on merchandise inventories in the United States as security for such financing. Interest accrued at a rate of 1% per month. In July 2004, this agreement was amended to increase the funds available from the Price Group by $5.0 million (to a total of $15.0 million) for purchase order financing. This additional funding was secured by the Company’s pledge of shares of its wholly-owned Panamanian subsidiary, PriceSmart Real Estate Panama, S.A. On October 29, 2004 amounts owed under this agreement were converted into 1,948,227 shares of common stock as part of the Financial Program that was approved by the stockholders on October 29, 2004.

In May 2004, the Company entered into another agreement with the Price Group to sell the real estate and improvements owned by the Company in Santiago, Dominican Republic. The purchase price was to be the fair market value of the property and improvements as determined by an independent appraiser. Under the terms of the agreement the Price Group made an initial payment of $5.0 million, with the balance to be paid upon closing, and if the closing did not occur for any reason, the initial payment was to be returned to the Price Group, plus accrued interest at the rate of 8% per annum. The agreement was subject to several contingencies, including the right of each party to terminate the agreement after receipt of the final appraisal report, and the approval by the Board of the final terms of the agreement. This agreement was to terminate on August 31, 2004; however, on August 30, 2004, this agreement was extended for an additional 90 days, until November 30, 2004. On October 29, 2004 amounts owed under this agreement were converted into 648,973 shares of Common Stock as part of the Financial Program that was approved by the stockholders on October 29, 2004 and the agreement was terminated.

In August 2004, the Company entered into a $25.0 million bridge loan with the Price Group. This loan accrued interest at 8% per annum. On October 29, 2004 amounts owed under this agreement were converted into 3,164,726 shares of Common Stock as part of the Financial Program that was approved by the stockholders on October 29, 2004.

On November 5, 2004, the Company entered into a short-term loan agreement for $3.0 million for a period of 90 days at a rate of 5% with The Price Group. This short-term loan was repaid in full on January 10, 2005.

On April 19, 2005, the Company entered into a Stock Purchase Agreement with the Price Group, the Sol and Helen Price Trust and the Robert and Allison Price Trust (the “Price Entities”). The agreement called for the Price Entities to transfer their 34% interest in PriceSmart (Guatemala), S.A. to the Company in exchange for a total of 825,000 shares of the Company’s common stock, valued for such purpose at a price of $8.00 per share and having a value at such valuation equal to the amount paid by the Price Entities to the minority shareholders. The Price Entities had previously acquired the 34% interest as a result of the settlement of disputes with the former minority interest shareholders.

Relationship with Price Legacy Corp: Sol Price had beneficial ownership through the Price Group and various family and charitable trusts of approximately 28.0% of the common stock (the “Price Legacy Common

Stock”) of Price Legacy, formerly known as Price Enterprises, Inc. (“PEI”). Robert E. Price beneficially owned approximately 25.5% of the Price Legacy Common Stock, including shares that may have been deemed to be beneficially owned by Sol Price, and served as the Chairman of the Board of PEI until November 1999. Collectively, Sol Price, Robert E. Price and parties affiliated with them, including the Price Group, beneficially owned an aggregate of approximately 37.6% of the Price Legacy Common Stock. James F. Cahill, Murray L. Galinson and Jack McGrory, current and former directors of the Company, beneficially owned approximately 16.4%, 16.1% and 15.9%, respectively, of the Price Legacy Common Stock, including shares that may have been deemed to be beneficially owned by Sol Price and Robert E. Price. In addition, each was a director of Price Legacy, and Jack McGrory served as Chairman, President and Chief Executive Officer of Price Legacy. On December 21, 2004, Price Legacy was acquired by PL Realty, LLC and the above mentioned persons’ ownership in Price Legacy or the surviving entity ceased.

On March 26, 2004, the Company moved into its new headquarters located in San Diego, CA. Prior to this move, the Company leased office space from Price Legacy to house its headquarters. In April 2004, the Company received $500,000 from its then landlord, Price Legacy, as an incentive to terminate early the lease of its headquarters. For the nine months ended May 31, 2005 and May 31, 2004, the Company paid Price Legacy $0 and $178,000 in rent, respectively.

Use of Private Plane: From time to time members of the Company’s management used a private plane owned in part by PFD Ivanhoe, Inc. (“PFD Ivanhoe”) to travel to business meetings in Central America and the Caribbean. The Price Group owns 100% of the stock of PFD Ivanhoe, and Sol Price is an officer of PFD Ivanhoe. The Price Group’s members include Sol Price, Robert E. Price, Murray Galinson and Jack McGrory. Prior to March 2003, when the Company used the plane, it reimbursed PFD Ivanhoe for a portion of a fixed management fee and additional expenses PFD Ivanhoe incurred based on the number of hours flown, and also reimbursed PFD Ivanhoe for direct charges associated with use of the plane, including landing fees, international fees and catering. Since March 2003, the Company reimburses PFD Ivanhoe based on the amounts the passengers would have paid if they had flown a commercial airline if one or more of the passengers is a Director of the Price Group (including Robert E. Price). If the passengers are solely PriceSmart, Inc. personnel, then the Company reimburses PFD Ivanhoe for a portion of the fixed management fee and additional expenses PFD Ivanhoe incurred as a result of the hours flown including direct charges associated with the use of the plane, landing fees, catering, and international fees. The Company paid approximately $135,000 and $50,000 for the nine months ended May 31, 2005 and May 31, 2004, respectively, to cover these costs.

Put Option Agreement: On December 15, 2003, the Company entered into an agreement with the Sol and Helen Price Trust, a trust affiliated with Sol Price, giving the Company the right to sell all or a portion of specified real property to the Trust at any time on or prior to August 31, 2004 at a price equal to the Company’s net book value for the respective properties and upon other commercially reasonable terms. The specified real property covered both the land and building at nine warehouse club locations. As of August 31, 2004, the net book value of this real property was approximately $54.9 million with approximately $29.9 million of encumbrances (including $5.1 had million received as an advance payment for one of these properties). Under the terms of the agreement, the Company would have the option, but not the obligation, to lease back one or more warehouse club buildings at an annual lease rate equal to 9% of the selling price for the building and upon other commercially reasonable terms. On August 30, 2004, this agreement was extended for an additional 90 days. As a result of the Financial Program, the Company did not exercise its rights under this agreement or extend it further.

Promissory Notes: In August 1998, Brud E. Drachman, Thomas D. Martin and Edward Oats purchased 1,894, 10,000 and 1,180 shares of common stock, respectively, pursuant to the stock purchase feature of the 1998 Equity Participation Plan. These officers delivered to the Company promissory notes in the amounts of $19,357, $108,500 and $12,803, respectively. In August 1998, the Gans Blackmar Stevens Profit Sharing Plan FBO Robert M. Gans purchased 8,750 shares of common stock pursuant to the stock purchase feature of the 1998 Plan and delivered to the Company a promissory note in the amount of $94,937.50. In August 1998, William J.

Naylon purchased 7,500 shares of common stock pursuant to the stock purchase feature of the 1998 Equity Participation Plan and delivered to the Company a promissory note in the amount of $81,375. In April 2000, John Hildebrandt purchased 3,738 shares of common stock pursuant to the stock purchase feature of the 1998 Equity Participation Plan and delivered to the Company a promissory note in the amount of $149,987. The promissory notes delivered by Messrs. Drachman, Martin, Naylon and Oats, and the Gans Blackmar Stevens Profit Sharing Plan initially were non-recourse notes, bore interest at a rate of 6% per annum and had terms of six years. These notes were amended in June 1999 to become recourse notes, bearing interest at a rate of 5.85%. Mr. Hildebrandt’s note is also a recourse note, bearing interest at a rate of 5.85%, with a term of six years. In August 2004, upon the expiration of term of their respective promissory notes, Messrs. Drachman, Martin, Naylon, Oats and the Gans Blackmar Stevens Profit Sharing Plan FBO Robert M. Gans paid all remaining principal and interest due under the notes by delivering an aggregate of 22,195 shares of common stock valued at $7.56 per share (the closing price of the common stock on August 6, 2004) and paid an aggregate of $149,177 in cash. Messrs. Drachman, Martin, Naylon, Oats and Gans received cash bonuses in August 2004, the after-tax proceeds of which were equivalent to the cash portion of the repayments described above. The initial principal amount on Mr. Hildebrandt’s promissory note remains outstanding, and is immediately due and payable upon the termination of Mr. Hildebrandt’s employment for any reason.

Relationships with Edgar Zurcher: Edgar Zurcher has been a director of the Company since November 2000. Mr. Zurcher is a partner in a law firm that the Company utilizes in legal matters and incurred legal expenses of approximately $287,000 during the first nine months of fiscal 2005. Mr. Zurcher is also a director of a company that owns 40% of Payless ShoeSource Holdings, Ltd., which rents retail space from the Company. The Company has recorded approximately $505,000 in rental income for this space during the first nine months of fiscal 2005. Mr. Zurcher is also a director of Banco Promerica, from which the Company has recorded approximately $194,000 of rental income for the first nine months of fiscal 2005 for space leased to it by the Company. The Company received approximately $536,000 in incentive fees on a co-branded credit card the Company has with Banco Promerica in the first nine months of fiscal year 2005. In February 2005, the Company received a refund of approximately $400,000 for an accumulated marketing fund related to the co-branded credit card with Banco Promerica. Mr. Zurcher is also Chairman of the Board of Banca Promerica (Costa Rica), which lent $900,000 as part of a $5.9 million syndicated loan to the Company in fiscal 2000, and repaid in October 2004. During fiscal 2001, the Company entered into a $1.9 million short-term credit facility with Banco Promerica (El Salvador), of which none is outstanding as of May 31, 2005.

Relationships with PSC, S.A.: PSC, S.A. beneficially owns approximately 3.1% of the Company’s common stock. In addition, Mr. Zurcher is a director and 9.1% stockholder of PSC, S.A. In August 2002, the Company entered into a joint venture agreement with PSC, S.A. to form a new subsidiary to construct and operate a warehouse club in Nicaragua. The Company owns a 51% interest and PSC, S.A. owns the outstanding 49% interest in the subsidiary. In connection with the joint venture, in September 2002, PSC, S.A. purchased 79,313 shares of Common Stock from the Company at a price of $33.50 per share, which is equivalent to the Company’s capital investment in the joint venture.

On June 3, 2000, PSMT Caribe, Inc., a British Virgin Islands corporation and wholly owned subsidiary of PriceSmart, Inc. (“PSMT Caribe”), and PSC, S.A. entered into an option agreement, as amended on August 28, 2002 (the “Option”), which gave PSC, S.A. the option to purchase from PSMT Caribe excess real property located in San Pedro Sula, Honduras, Santa Elena, El Salvador, Heredia, Costa Rica, Santo Domingo, Dominican Republic and Zapote, Costa Rica (collectively, the “Properties”). On or about June 26, 2000, PSC, S.A. exercised the Option and subsequently acquired all of the Properties with the exception of the properties located in Santa Elena and Heredia.

The Company believes that the development of the properties located in Santa Elena, Heredia and Santa Domingo, each of which are located adjacent to certain of the Company’s warehouse clubs in these locations, may be detrimental to the operation of such warehouse clubs. Accordingly, on July 14, 2005, the Company, Inmobiliaria PSMT Nicaragua, S.A., a Nicaragua corporation and subsidiary of the Company (“PSMT

Nicaragua”), PSMT Caribe and PSC, S.A. entered into a second amendment to the Option and the Company, PSMT Nicaragua and PSC, S.A. entered into a stock transfer agreement whereby PSC will (i) convey the Santa Domingo property to the Company or a wholly owned subsidiary thereof and (ii) relinquish all of its rights to acquire the properties located in Santa Elena and Heredia that it obtained pursuant to its exercise of the Option as described above. In exchange, the Company will issue to PSC, S.A. 138,820 shares of its common stock, valued for such purpose at an aggregate of $1,112,960, and PSMT Nicaragua will cancel certain debt in the aggregate amount of $89,631 owed to it by PSC, S.A. The closing is currently scheduled to take place on August 26, 2005.

Relationships with Grupo Gigante, S.A. and Angel Losada M.: Gigante beneficially owns approximately 6.9% of the outstanding Common Stock. In January 2002, the Company entered into a 50/50 joint venture with Gigante to construct and operate warehouse stores in Mexico. In addition, Angel Losada M., one of the directors of the Company, is currently Chairman of the Board of Directors and Executive President of Gigante. Mr. Losada also owns 13.5% of the common stock of Gigante, and together with members of his family, owns an aggregate of 69.4% of the common stock of Gigante. In fiscal 2004, Gigante purchased an aggregate of approximately $123,000 of products from PriceSmart Mexico, the 50/50 joint venture subsidiary in Mexico. During the third quarter of fiscal 2002, the Company’s Mexico joint venture began negotiations to lease certain property from Gigante in Mexico City, upon which the joint venture may construct and operate a membership warehouse club. In October 2002, the joint venture entered into a memorandum of intent for the allocation of construction expenses in connection with the proposed lease. In February 2005, the Company and Grupo Gigante S.A. announced the closure of the three warehouse clubs operated by PriceSmart Mexico effective February 28, 2005.

In January 2002, Gigante purchased 15,000 shares of the Company’s Series A Preferred Stock for an aggregate purchase price of $15,000,000 pursuant to a Series A Preferred Stock and Warrant Purchase Agreement entered into on January 15, 2002 between the Company and Gigante. Gigante also received a warrant to purchase 200,000 shares of the Company’s common stock at an exercise price of $37.50 per share, subject to customary anti-dilution adjustments. The warrant expired one year from the date of issuance. On November 23, 2004, the Company issued an aggregate of 1,667,333 shares of its common stock to Gigante in exchange for all of the outstanding shares of the Company’s Series A Preferred Stock held by Gigante as part of the Financial Program.

Relationship with PriceSmart Mexico: The Company sold inventory to PriceSmart Mexico and charged it for salaries and other administrative services. Such transactions were in the ordinary course of business, at negotiated prices comparable to those of transactions with other customers. For the first nine months of fiscal year 2005, export sales to PriceSmart Mexico were approximately $214,000 and are included in total export sales of $394,000, on the consolidated statements of operations. Under equity accounting, for export sales to PriceSmart Mexico, the Company’s investment in unconsolidated affiliate has been reduced by the Company’s portion of the unrealized profit from these sales. Salaries and other administrative services charged to PriceSmart Mexico for the first nine months of the fiscal year 2005 were approximately $31,000.

During the third quarter of fiscal 2005, the Company agreed to purchase furniture and fixtures from the closed Mexico warehouse club locations. To facilitate this purchase, the Company made an advance payment of $750,000 to PriceSmart Mexico. This advance payment is included in prepaid expenses and other current assets on the Consolidated Balance Sheet as of May 31, 2005. The Company expects to fully utilize this advance payment during the fourth quarter of fiscal 2005.

Relationship with Philippines minority interest shareholder: The Company formerly utilized the importation and exportation businesses of one of its minority shareholder in the Philippines for the movement of merchandise inventories both to and from the Asian regions to its warehouse clubs operating in Asia. As of May 31, 2005, the Company had a total of approximately $645,000 in net receivables due from the minority interest shareholder’s importation and exportation businesses, which is included in accounts receivable on the consolidated financial statements.

The Company believes that each of the related party transactions described above were on terms that the Company could have been obtained from unaffiliated third parties.

NOTE 11—SEGMENT REPORTING

The Company is principally engaged in international membership shopping warehouses operating primarily in Latin America, the Caribbean and Asia as of May 31, 2005 (see Note 1). The Company operates in four segments based on geographic area and measures performance based on operating income (loss). Segment amounts are presented after converting to U.S. dollars and consolidating eliminations. Certain revenues and operating costs included in the United States segment have not been allocated, as it is impractical to do so. The Mexico joint venture is not segmented for the periods presented and is included in the United States segment. The Company’s reportable segments are based on management responsibility.

	United States Operations	Latin American Operations	Caribbean Operations	Asian Operations	Total
Nine Months Ended May 31, 2005
Total revenue	$436	$283,120	$176,424	$49,006	$508,986
Operating income (loss)	(3,124)	4,860	(6,582)	(1,619)	(6,465)
Depreciation and amortization	446	4,191	2,686	1,688	9,011
Identifiable assets	56,099	161,248	88,616	48,237	354,200

Nine Months Ended May 31, 2004
Total revenue	$2,273	$264,253	$143,796	$49,218	$459,540
Operating income (loss)	(3,396)	4,537	(4,787)	(7,698)	(11,344)
Depreciation and amortization	632	4,940	3,644	1,644	10,860
Identifiable assets	65,597	146,936	91,840	50,840	355,213

Year Ended August 31, 2004
Total revenue	$2,391	$348,917	$192,883	$65,509	$609,700
Operating income (loss)	(4,020)	4,282	(6,967)	(9,524)	(16,229)
Depreciation and amortization	1,007	6,457	4,834	2,137	14,435
Identifiable assets	91,876	147,259	92,470	44,403	376,008

SCHEDULE II

PRICESMART, INC.

VALUATION AND QUALIFYING ACCOUNTS

(amounts in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Allowance for doubtful accounts:
Year ended August 31, 2002	$58	$197	$(72)	$183
Year ended August 31, 2003	183	1,009	(494)	698
Year ended August 31, 2004	698	914	(62)	1,550

S-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Our estimated expenses in connection with the distribution of the securities being registered are as set forth in the following table:

SEC Registration Fee	$1,036
Printing and Mailing Cost	$5,000	*
Legal Fees and Expenses	$45,000	*
Accounting Fees and Expenses	$4,000	*
Miscellaneous	$1,964	*

Total	$57,000	*

*	Estimated

Item 14.	Indemnification of Directors and Officers.

Our officers and directors are covered by the provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws, as amended, individual indemnification agreements with us and insurance policies which serve to limit, and, in some instances, to indemnify them against, certain liabilities which they may incur in such capacities. These various provisions are described below.

Elimination of Liability in Certain Circumstances. In June 1986, Delaware enacted legislation which authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. This duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all significant information reasonably available to them. Absent the limitations now authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting negligence or gross negligence in the exercise of their duty of care. Although the statute does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our amended and restated certificate of incorporation limits the liability of directors to us or our stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by such legislation. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful share repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification and Insurance. As a Delaware corporation, we have the power, under specified circumstances generally requiring the directors or officers to have acted in good faith and in a manner they reasonably believe to be in or not opposed to our best interests, to indemnify our directors and officers in connection with actions, suits or proceedings brought against them by a third party or in our name, by reason of the fact that they were or are such directors or officers, against expenses, judgments, fines and amounts paid in settlement in connection with any such action, suit or proceeding. Our amended and restated certificate of incorporation generally provides for mandatory indemnification of our directors and officers to the fullest extent provided by Delaware corporate law. In addition, we have entered into indemnification agreements with our directors and officers which generally provide for indemnification of the officers and directors to the fullest extent permitted under Delaware law, including under circumstances for which indemnification would otherwise be discretionary under Delaware law.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer, or is or was a director or officer serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not we would have the power or obligation to indemnify him or her against such liability under the provisions of its certificate of incorporation or bylaws.

Item 15.	Recent Sales of Unregistered Securities.

1. On January 17, 2002, PriceSmart, Inc. (the “Company”) issued 20,000 shares of 8% Series A Cumulative Convertible Redeemable Preferred Stock, par value $.0001 per share (the “Series A Preferred Stock”), for $20 million with net proceeds of $19.9 million. Each share was convertible, at the holder’s option, into one share of the Company’s common stock at the conversion price of $37.50. The terms of the Series A Preferred Stock specified an annual cash dividend rate of 8.0%, payable quarterly in arrears, when, as and if declared by the Board of Directors. The shares were redeemable on or after January 17, 2007, in whole or in part, at the option of the Company, at a redemption price equal to the liquidation preference, or $1,000 per share plus accumulated and unpaid dividends to the redemption date. On January 17, 2012, each share of Series A Preferred Stock that had not been converted or redeemed will automatically be converted into one fully paid and nonassessable share of common stock. The Company also issued warrants to purchase 200,000 shares of the Company’s common stock. The warrants were exercisable at $37.50 per share of common stock through January 17, 2003. None of these warrants were exercised.

The shares of Series A Preferred Stock and the warrants were sold to Grupo Gigante, S.A. de C.V., institutional investors and entities affiliated with Sol Price, a significant stockholder of the Company, in a private placement pursuant to Rule 506 under the Securities Act of 1933. The purchasers represented to the Company that they were accredited investors, the shares were acquired for their own account and not with a view to any distribution thereof to the public and the absence of general solicitation or advertising. In addition, the Company affixed appropriate legends to the share certificates.

2. On May 7, 2002, the Company sold 300,000 shares of the Company’s common stock to International Finance Corporation (“IFC”) in a private placement pursuant to Rule 506 under the Securities Act of 1933, as amended, for an aggregate purchase price of approximately $10 million. In connection with the sale, IFC represented to the Company that it is an accredited investor, the shares were acquired for its own account and not with a view to any distribution thereof to the public, and to the absence of general solicitation or advertising. In addition, the Company affixed appropriate legends to the share certificates.

3. On September 26, 2002, in connection with the formation of a new joint venture in Nicaragua, the Company sold 79,313 shares of the Company’s common stock to PSC, S.A. (“PSC”), in a private placement pursuant to Rule 506 under the Securities Act of 1933, as amended, for an aggregate purchase price and proceeds to the Company of approximately $2.7 million. In connection with the sale, PSC represented to the Company that it is an accredited investor, the shares were acquired for its own account and not with a view to any distribution thereof to the public, and to the absence of general solicitation or advertising. In addition, the Company affixed appropriate legends to the share certificates.

4. On July 9, 2003, entities affiliated with Robert E. Price, President and Chief Executive Officer, Chairman of the Board of Directors and a significant stockholder of the Company, and entities affiliated with Sol Price, a significant stockholder of the Company, purchased an aggregate of 22,000 shares of the Company’s 8% Series B Cumulative Convertible Redeemable Preferred Stock, par value $.0001 per share (the “Series B Preferred Stock”), for an aggregate purchase price of $22,000,000. The Series B Preferred Stock was convertible at the option of the holder at any time, or automatically on July 9, 2013, into shares of the Company’s common stock at a conversion price of $20.00 per share, subject to customary anti-dilution adjustments; accrued a cumulative preferential dividend at an annual rate of 8%, payable quarterly in cash; and was redeemable by the Company at any time on or after July 9, 2008. The shares of Series B Preferred Stock were sold in a private placement pursuant to Rule 506 under the Securities Act of 1933, as amended. The purchasers have represented to the Company that they are accredited investors, the shares were acquired for their own account and not with a view to any distribution thereof to the public and the absence of general solicitation or advertising. In addition, the Company affixed appropriate legends to the share certificates.

5. On October 22, 2003, the Company sold an aggregate of 500,000 shares of the Company’s common stock, for an aggregate purchase price of $5.0 million, to an entity affiliated with Robert E. Price, Interim President and Chief Executive Officer, Chairman of the Board of Directors and a significant stockholder of the Company, and an entity affiliated with Sol Price, a significant stockholder of the Company, in a private placement pursuant to Rule 506 under the Securities Act of 1933, as amended. In connection with the sale, each of the purchasers represented to the Company that it is an accredited investor, the shares were acquired for its own account and not with a view to any distribution thereof to the public, and to the absence of general solicitation or advertising. In addition, the Company affixed appropriate legends to the share certificates.

On October 29, 2004, the Company:

•	Made a private placement of 3,164,726 shares of the Company’s common stock at a price of $8 per share, to The Price Group, LLC, a California limited liability company (the “Price Group”) to be funded through the conversion of a $25.0 million bridge loan, together with accrued and unpaid interest, extended to the Company by The Price Group on August 31, 2004 (the “Private Placement”);

•	Issued an aggregate of 2,200,000 shares of common stock to the Sol and Helen Price Trust, the Robert and Allison Price Charitable Remainder Trust, the Robert and Allison Price Trust 1/10/75 (collectively, the “Price Trusts”), The Price Group and a public charity (collectively, with the Price Trusts, the “Series B Holders”) in exchange for all of the outstanding shares of the Company’s Series B Preferred Stock; and

•	Issued 2,597,200 shares if common stock, valued for such purpose at a price of $8 per share, to The Price Group in exchange for $20.0 million of current obligations, plus accrued and unpaid interest, owed by the Company to The Price Group (the “Current Obligation Exchange”).

The shares of common stock issued to The Price Group in the Private Placement and the Current Obligation Exchange were issued in a private placement pursuant to Rule 506 under the Securities Act of 1933, as amended. The Price Group has represented to the Company that it is an accredited investor and that the shares of common stock received by it pursuant to the Private Placement and the Current Obligation Exchange were acquired for its own account and not with a view to any distribution thereof to the public. The Private Placement and the Current Obligation Exchange were made in the absence of general solicitation or advertising. The shares of common stock issued to The Price Group, the Sol and Helen Price Trust, the Robert and Allison Price Charitable Remainder Trust, the Robert and Allison Price Trust 1/10/75 and the public charity upon exchange of the Series B Preferred Stock were issued pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended.

As part of the Company’s comprehensive financial program announced on September 3, 2004 and the settlement regarding the federal class action complaint entitled Performance Capital, L.P. v. PriceSmart, Inc. et al., Case No. 03CV02561 (the “Series A Complaint”), the Company made an offer to exchange shares of its common stock, valued for such purpose at a price of $10 per share, to the holders of all of the shares of the Company’s Series A Preferred Stock in exchange for all of the outstanding shares of the Company’s Series A Preferred Stock at its initial stated value of $20.0 million plus all accrued and unpaid dividends (the “Series A

Exchange”). All holders of the Company’s Series A Preferred Stock elected to participate in the Series A Exchange, and on November 23, 2004, the Company issued 2,223,104 shares of its common stock in exchange for all outstanding shares of its Series A Preferred Stock. As of the date of the exchange, the Company owed $2.2 million in accrued and unpaid dividends on the Series A Preferred Stock. The shares of common stock issued pursuant to the Series A Exchange were issued pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended. All former holders of the Company’s Series A Preferred Stock affiliated with the Company as well as a public charity, which received common stock pursuant to the Series A Exchange, have (i) executed releases of claims they might otherwise have asserted against the Company arising from the facts forming the basis of the Series A Complaint, and (ii) agreed to be subject to trading restrictions for a period of one year on the shares of common stock issued to them in the Series A Exchange equivalent to the volume limitations under SEC Rule 144.

6. On January 26, 2005, the Company entered into a Warrant Purchase Agreement with the IFC and issued to the IFC a Common Stock Purchase Warrant giving the IFC the right to purchase 400,000 shares of the Company’s common stock at a price of $7 per share. The IFC Warrant was exercised with respect to 200,000 of such shares on February 15, 2005. Payment of the exercise price was made by a pro rata reduction of the principal amounts outstanding under (i) that certain C Loan Agreement, dated as of January 26, 2001, among the Company, PSMT Caribe, Inc., a Guatemalan Corporation (“PSMT Caribe”), PSMT Trinidad/Tobago Limited, a Corporation organized under the laws of the Republic of Trinidad and Tobago (“PSMT Trinidad”) and the IFC, and (ii) the A Loan (as defined in that certain Loan Agreement, dated January 26, 2001, among the Company, PSMT Caribe, PSMT Trinidad and the IFC), on a dollar-for-dollar basis. The IFC Warrant and the shares of common stock issued to the IFC upon automatic exercise of the IFC Warrant were issued in a private placement pursuant to Rule 506 under the Securities Act of 1933, as amended. The IFC has represented to the Company that it is an accredited investor and that the IFC Warrant and the shares of the Company’s common stock received by it upon exercise of the IFC Warrant were acquired for its own account and not with a view to any distribution thereof to the public.

7. On April 19, 2005, the Company announced that it had entered into an agreement to settle the previously disclosed disputes pertaining to the Company’s Guatemalan subsidiary. Specifically, the Company entered into an agreement with Grupo Solid (Guatemala), S.A. and Grupo Solid, S.A., the minority shareholders of the Company’s Guatemala subsidiary, whereby the parties have mutually released all claims, the Company will acquire the minority shareholders’ shares in PriceSmart (Guatemala), S.A., all pending litigation and the pending arbitration (as previously announced by the Company) between the minority shareholders and the Company will be dismissed, and Grupo Solid, S.A. will be released from its joint and several guaranty (together with the Company) of a real estate lease to which PriceSmart (Guatemala), S.A. is a party.

The Company’s acquisition of the minority shareholders’ interests involves a two-step process. First, on April 19, 2005, the minority shareholder conveyed its 34% interest in PriceSmart (Guatemala), S.A. to The Price Group, the Sol and Helen Price Trust and the Robert and Allison Price Trust (together with The Price Group and the Sol and Helen Price Trust, the “Price Entities”), in exchange for the payment by the Price Entities to the minority shareholders of a total of $6,600,000 in cash. Second, on April 28, 2005, the Price Entities transfered the 34% interest in PriceSmart (Guatemala), S.A. to the Company in exchange for a total of 825,000 shares of the Company’s common stock, valued for such purpose at a price of $8.00 per share and having a value at such valuation equal to the amount paid by the Price Entities to the minority shareholders. Robert E. Price, the Company’s Chairman of the Board and Interim Chief Executive Officer, Sol Price, a significant stockholder of the Company and father of Robert E. Price, are members and managers of The Price Group, Robert E. Price is a trustee of both trusts and Sol Price is a trustee of the Sol and Helen Price Trust. Directors Murray L. Galinson and Jack McGrory are members and managers of The Price Group. The shares of common stock to be issued to the Price Entities will be issued in a private placement pursuant to Rule 506 under the Securities Act of 1933, as amended. The Price Entities have represented to the Company that they are accredited investors and that the shares of Common Stock received by them will be acquired for their own account and not with a view to any distribution thereof to the public. The Company will not pay any other amounts to the minority shareholders in connection with the settlement and release.

8. On June 3, 2000, PSMT Caribe and PSC entered into an option agreement, as amended on August 28, 2002 (the “Option”), which gave PSC the option to purchase from PSMT Caribe excess real property located in San Pedro Sula, Honduras, Santa Elena, El Salvador, Heredia, Costa Rica, Santo Domingo, Dominican Republic and Zapote, Costa Rica (collectively, the “Properties”). On or about June 26, 2000, PSC exercised the Option and subsequently acquired all of the Properties with the exception of the properties located in Santa Elena and Heredia.

The Company believes that the development of the properties located in Santa Elena, Heredia and Santa Domingo, each of which are located adjacent to certain of the Company’s warehouse clubs in these locations, may be detrimental to the operation of such warehouse clubs. Accordingly, on July 14, 2005, the Company, Inmobiliaria PSMT Nicaragua, S.A., a Nicaragua corporation and subsidiary of the Company (“PSMT Nicaragua”), PSMT Caribe and PSC entered into a second amendment to the Option and the Company, PSMT Nicaragua and PSC entered into a stock transfer agreement whereby PSC will (i) convey the Santa Domingo property to the Company or a wholly owned subsidiary thereof and (ii) relinquish all of its rights to acquire the properties located in Santa Elena and Heredia that it obtained pursuant to its exercise of the Option as described above. In exchange, the Company will issue to PSC 138,820 shares of its common stock, valued for such purpose at an aggregate of $1,112,960, and PSMT Nicaragua will cancel certain debt in the aggregate amount of $89,631 owed to it by PSC. The closing is currently scheduled to take place on August 26, 2005.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith:

Exhibit Number	Description
3.1(1)	Amended and Restated Certificate of Incorporation of the Company.

3.2(35)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company.

3.3(12)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company.

3.4(1)	Amended and Restated Bylaws of the Company.

3.5(36)	Amended and Restated Bylaws of the Company.

3.6(2)	Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated January 15, 2002.

3.7(3)	Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series B Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated July 8, 2003.

4.1(39)	Specimen of Common Stock certificate.

4.3(39)	Instructions for Use of PriceSmart, Inc. Common Stock Right Certificates.

5.1	Opinion of Latham & Watkins LLP.**

10.1(1)	1997 Stock Option Plan of PriceSmart, Inc.

10.2(4)	Agreement Concerning Transfer of Certain Assets dated as of November 1996 by and among Price Enterprises, Inc., Costco Companies, Inc. and certain of their respective subsidiaries.

10.3(a)(5)	Employment Agreement dated September 20, 1994 between Price Enterprises, Inc. and Robert M. Gans.

10.3(b)(6)	Third Amendment to Employment Agreement dated April 28, 1997 between Price Enterprises, Inc. and Robert M. Gans.

Exhibit Number	Description

10.3(c)(1)	Fourth Amendment to Employment Agreement dated as of September 2, 1997 between the Company and Robert M. Gans.

10.3(d)(7)	Fifth Amendment to Employment Agreement dated as of March 31, 1999 between the Company and Robert M. Gans.

10.3(e)(8)	Sixth Amendment to Employment Agreement dated as of November 22, 1999 between the Company and Robert M. Gans.

10.3(f)(8)	Seventh Amendment to Employment Agreement dated as of July 18, 2000 between the Company and Robert M. Gans.

10.3(g)(9)	Eighth Amendment to Employment Agreement dated as of September 26, 2001 between the Company and Robert M. Gans.

10.3(h)(9)	Amendment of Employment Agreement dated as of October 16, 2001 between the Company and Robert M. Gans.

10.3(i)(10)	Ninth Amendment to Employment Agreement dated as of November 19, 2002 between the Company and Robert M. Gans.

10.3(j)(11)	Tenth Amendment to Employment Agreement dated as of January 22, 2003 between the Company and Robert M. Gans

10.3(k)(32)	Eleventh Amendment to Employment Agreement dated as of July 24, 2003 between the Company and Robert M. Gans.

10.3(l)(40)	Twelfth Amendment to Employment Agreement dated as of September 24, 2004 between the Company and Robert M. Gans.

10.3(m)(42)	Thirteenth Amendment to Employment Agreement dated as of February 10, 2005 between the Company and Robert M. Gans.

10.4(13)	Tax Sharing Agreement dated as of August 26, 1997 between the Company and Price Enterprises, Inc.

10.5(14)	Form of Indemnity Agreement.

10.6(1)	Assignment and Assumption of Employment Agreement dated August 29, 1997 between the Company and Price Enterprises, Inc.

10.7(a)(17)	Severance Agreement and Release of Claims dated March 31, 2003 between PriceSmart, Inc. and Gilbert A. Partida.

10.7(b)(17)	Independent Contractor Agreement effective April 1, 2003 between PriceSmart, Inc. and Gilbert A. Partida.

10.8(a)(18)	Employment Agreement dated March 31, 1998 between the Company and Thomas D. Martin.

10.8(b)(7)	First Amendment to Employment Agreement between the Company and Thomas D. Martin, dated March 31, 1999.

10.8(c)(8)	Second Amendment of Employment Agreement between the Company and Thomas D. Martin, dated November 22, 1999.

10.8(d)(15)	Third Amendment of Employment Agreement between the Company and Thomas Martin dated January 11, 2000.

10.8(e)(19)	Fourth Amendment of Employment Agreement between the Company and Thomas Martin dated January 24, 2001.

10.8(f)(9)	Amendment of Employment Agreement between the Company and Thomas Martin dated October 16, 2001.

Exhibit Number	Description

10.8(g)(16)	Fifth Amendment of Employment Agreement between the Company and Thomas Martin, dated January 16, 2002.

10.8(h)(32)	Sixth Amendment of Employment Agreement between the Company and Thomas Martin, dated January 22, 2003.

10.8(i)(36)	Seventh Amendment to Employment Agreement between the Company and Thomas Martin, dated March 15, 2004.

10.9(21)	1998 Equity Participation Plan of PriceSmart, Inc.

10.10(a)(22)	Severance Agreement and Release of Claims dated September 4, 2003 between PriceSmart, Inc. and Allan C. Youngberg.

10.10(b)(22)	Independent Contractor Agreement effective September 1, 2003 between PriceSmart, Inc. and Allan C. Youngberg.

10.11(11)	Severance Agreement and Release of Claims between the Company and Kevin C. Breen, dated March 3, 2003.

10.12(20)	Trademark Agreement between the Company and Associated Wholesale Grocers, Inc., dated August 1, 1999.

10.13(15)	Loan Agreement by and between CitiBank and PRICSMARLANDCO, S.A., Prismar de Costa Rica. S.A., PSMT Caribe, Inc., the Company, P.S.C., S.A., and Venture Services, Inc. dated October 12, 1999 for $5.9 million.

10.14(15)	Loan agreement by and between CitiBank, N.A. and Imobiliaria PriceSmart, S.A. de C.V., PriceSmart El Salvador, S.A. de C.V., PSMT Caribe, Inc., the Company, P.S.C., S.A., and Venture Services, Inc. dated December 21, 1999 for $5.0 million.

10.15(a)(15)	Loan agreement by and between The Chase Manhattan Bank and the Company and PB Real Estate, S.A. dated December 20, 1999 for $11.3 million (in Spanish).

10.15(b)(15)	Loan agreement by and between The Chase Manhattan Bank and the Company and PB Real Estate, S.A. dated December 20, 1999 for $11.3 million (in English).

10.16(a)(15)	Line of Credit for 180 days between Banco Del Progresso, S.A. and PriceSmart Dominicana, S.A. dated December 23, 1999 for $2.0 million (in Spanish).

10.16(b)(15)	Line of Credit for 180 days between Banco Del Progresso and PriceSmart Dominicana, S.A. dated December 23, 1999 for $2.0 million (in English).

10.17(15)	Loan agreement by and between CitiBank, N.A. and Inmobiliaria PriceSmart Honduras dated February 25, 2000 for $3.5 million.

10.18(15)	Loan Agreement by and between Banco Bilbao Vizcaya, S.A. and PRICSMARLANDCO, S.A. dated May 27, 1999 for $3.75 million.

10.19(23)	Promissory Note with Banco Bilbao Vizcaya, S.A. and Inmobiliaria PriceSmart S.A. DE C.V. (El Salvador) dated April 26, 2000 for $3.75 million.

10.20(a)(8)	Registration Rights Agreement dated as of June 5, 2000 by and among the Company and the Shareholders of PSC, S.A.

10.21(8)	Promissory Note between the Company and John Hildebrandt, dated April 18, 2000.

10.22(8)	Loan agreement by and between Royal Merchant Bank and Finance Company Limited and PSMT Trinidad/Tobago Limited dated June 21, 2000 for $3.5 million.

10.23(19)	Master Agreement between the Company and Payless ShoeSource Holdings, Ltd., dated November 27, 2000.

Exhibit Number	Description

10.24(a)(19)	Licensee Agreement – PRC Technology License Agreement, as amended, between the Company and Novont Holdings Co., LTD. and Novont Inc., dba Timetone International Group and Cheng Cheng Import Export Co., Ltd., dated February 28, 2001.

10.24(b)(10)	Supplemental Agreement to the PRC Technology License Agreement (Amended), dated June 2001.

10.25(19)	Loan Agreement among the Company, PSMT Caribe, Inc., PSMT Trinidad/Tobago Limited, and International Finance Corporation, dated January 26, 2001 for $22.0 million.

10.26(19)	Loan Agreement among the Company, PSMT Caribe, Inc., PSMT Trinidad/Tobago Limited, and International Finance Corporation, dated January 26, 2001 for $10.0 million.

10.26(a)(37)	Amended and Restated C Loan Agreement among the Company, PSMT Caribe, PSMT Trinidad and the IFC, dated September 15, 2004.

10.26(b)(37)	Amendment No. 2 to the IFC Loan Agreement among the Company, PSMT Caribe, Inc., PSMT Trinidad and the IFC, dated September 15, 2004.

10.27(19)	Escrow Account Agreement among the Company, International Finance Corporation and The Bank of New York, dated January 26, 2001 for $7.5 million.

10.28(9)	Loan Agreement among the Company, PSMT Caribe, Inc., Prismar de Costa Rica, S.A., Pricsmarlandco, S.A. and Overseas Private Investment Corporation, dated August 17, 2001 for $5 million.

10.29(a)(16)	Employment Agreement between the Company and William Naylon, dated January 16, 2002.

10.29(b)(11)	First Amendment of Employment Agreement between the Company and William J. Naylon, dated January 22, 2003.

10.29(c)(35)	Second Amendment to Employment Agreement between the Company and William Naylon, dated February 1, 2004.

10.29(d)(42)	Third Amendment to Employment Agreement dated as of February 16, 2005 by and between the Company and William Naylon.

10.30(a)(9)	Employment Agreement between the Company and John D. Hildebrandt, dated as of June 1, 2001.

10.30(b)(9)	Amendment to Employment Agreement between the Company and John Hildebrandt, dated as of October 16, 2001.

10.30(c)(16)	First Amendment of Employment Agreement between the Company and John Hildebrandt, dated January 16, 2002.

10.30(d)(32)	Second Amendment of Employment Agreement between the Company and John Hildebrandt, dated January 22, 2003.

10.30(e)(36)	Third Amendment to Employment Agreement between the Company and John Hildebrandt, dated March 15, 2004.

10.30(f)(43)	Fourth Amendment to Employment Agreement dated March 9, 2005 between the Company and John Hildebrandt.

10.31(9)	Loan Agreement between Metropolitan Bank and Trust Company and PSMT Philippines Inc., dated September 14, 2001, for 250 million pesos.

10.32(9)	DSR Agreement among the Company, The Bank of New York, and Overseas Private Investment Corporation, dated August 17, 2001.

Exhibit Number	Description

10.33(24)	2001 Equity Participation Plan of PriceSmart, Inc.

10.34(a)(2)	Shareholders’ Agreement for PSMT Mexico, S.A. de C.V. dated as of January 15, 2002 between the Company and Grupo Gigante, S.A. de C.V.

10.34(b)(35)	First Amendment to Shareholders’ Agreement between the Company and Grupo Gigante, S.A. de C.V. dated January 31, 2002.

10.34(c)(35)	Second Amendment to Shareholders’ Agreement between the Company Grupo Gigante, S.A. de C.V. dated November 7, 2003.

10.35(2)	Series A Preferred Stock and Warrant Purchase Agreement dated as of January 15, 2002 between the Company and Grupo Gigante, S.A. de C.V.

10.36(2)	Series A Preferred Stock Purchase Agreement dated as of January 18, 2002 between the Company and the Investors Listed on Exhibit A Thereto.

10.37(25)	Loan agreement by and between Banco Bilbao Vizcaya, S.A. and PRICMARLANCO, S.A. (Costa Rica) dated January 10, 2002 for $3.75 million.

10.38(26)	Common Stock Purchase Agreement dated as of April 12, 2002 between the Company and International Finance Corporation.

10.39(27)	Stock Purchase Agreement dated as of June 24, 2002 among the Company, Green Hill Investments, Inc. and PSMT (Barbados) Inc.

10.40(27)	Stock Purchase Agreement dated as of June 24, 2002 between the Company and Chancellor Holdings Limited.

10.41(27)	Stock Purchase Agreement dated as of June 24, 2002 among the Company, Island Food and Distributors, N.V., and Nithyananda Ent., Ltd.

10.42(28)	Common Stock Purchase Agreement dated as of August 9, 2002 between the Company and PSC, S.A.

10.43(a)(10)	Employment Agreement dated as of January 11, 2000 between the Company and Edward Oats.

10.43(b)(10)	First Amendment to Employment Agreement between the Company and Edward Oats, dated January 24, 2001.

10.43(c)(10)	Amendment to Employment Agreement between the Company and Edward Oats, dated October 16, 2001.

10.43(d)(10)	Second Amendment to Employment Agreement between the Company and Edward Oats, dated January 16, 2002.

10.43(e)(32)	Third Amendment to Employment Agreement between the Company and Edward Oats, dated November 19, 2002.

10.43(f)(32)	Fourth Amendment to Employment Agreement between the Company and Edward Oats, dated January 22, 2003.

10.43(g)(36)	Fifth Amendment to Employment Agreement between the Company and Edward Oats, dated March 15, 2004.

10.43(g)(43)	Sixth Amendment to Employment Agreement dated March 9, 2005 between the Company and Edward Oats.

10.44(a)(10)	Employment Agreement dated as of January 11, 2000 between the Company and Brud Drachman.

10.44(b)(10)	First Amendment to Employment Agreement between the Company and Brud Drachman, dated January 24, 2001.

Exhibit Number	Description

10.44(c)(10)	Second Amendment to Employment Agreement between the Company and Brud Drachman, dated June 1, 2001.

10.44(d)(10)	Amendment to Employment Agreement between the Company and Brud Drachman, dated October 16, 2001.

10.44(e)(10)	Third Amendment to Employment Agreement between the Company and Brud Drachman, dated January 16, 2002.

10.44(f)(32)	Fourth Amendment to Employment Agreement between the Company and Brud Drachman, dated November 19, 2002.

10.44(g)(32)	Fifth Amendment to Employment Agreement between the Company and Brud Drachman, dated January 22, 2003.

10.44(h)(36)	Sixth Amendment to Employment Agreement between the Company and Brud Drachman, dated March 15, 2004.

10.44(h)(43)	Seventh Amendment to Employment Agreement dated March 9, 2005 between the Company and Brud Drachman.

10.45(10)	Loan Agreement between the International Finance Corporation and PSMT Philippines, Inc. dated June 27, 2002 for $12.5 million.

10.46(29)	2002 Equity Participation Plan of PriceSmart, Inc.

10.47(11)	Loan Agreement between Banco de Oro and PSMT Philippines, Inc. dated September 12, 2002 for $5.5 million.

10.47(a)(11)	Promissory Note between Banco de Oro and PSMT Philippines, Inc. dated December 20, 2002 for $2.5 million.

10.47(b)(11)	Promissory Note between Banco de Oro and PSMT Philippines, Inc. dated December 27, 2002 for $1.2 million.

10.48(30)	Loan Agreement between RBTT Bank Jamaica Limited and PriceSmart Jamaica Limited / PriceSmart, Inc. dated March 27, 2003 for $3.0 million.

10.49(32)	Loan Agreement between Metropolitan Bank and Trust Company and PSMT Philippines, Inc. dated July 1, 2003 for 66 million pesos.

10.50(32)	Credit Contract Warranted with Mortgage granted by Banco de la Produccion, S.A. and Inmobiliaria PSMT Nicaragua, S.A. dated May 20, 2003 for $3.0 million. (English translation)

10.51(32)	Credit Contract Guarantee with Mortgage and Bond granted by Banco de la Produccion, S.A. and Inmobiliaria PSMT Nicaragua, S.A. dated July 25, 2003 for $1.0 million. (English translation)

10.52(38)	Common Stock Purchase Agreement by and among the Company and the Investors named therein, dated as of October 4, 2004.

10.53(38)	Stockholder Voting Agreement by and among the Company and the Investors named therein, dated as of October 4, 2004.

10.54(a)(38)	Employment Agreement by and between the Company and Jose Luis Laparte, dated as of June 3, 2004.

10.54(b)(38)	First Amendment to Employment Agreement by and between the Company and Jose Luis Laparte, dated as of August 2, 2004.

10.55(37)	Letter of Understanding among The Price Group, the Company, PSMT Caribe, PSMT Trinidad, PSMT Philippines and the IFC, dated September 15, 2004.

Exhibit Number	Description

10.56(37)	Assignment and Assumption Agreement between the Company and the IFC, dated September 15, 2004.

10.57(a)(36)	Agreement of Purchase and Sale (with Escrow Instructions) and Leaseback between the Company and The Price Group, LLC dated May 6, 2004.

10.57(b)(36)	Amendment to Agreement of Purchase and Sale (with Escrow Instructions) and Leaseback between the Company and The Price Group, LLC dated May 20, 2004.

10.57(c)(12)	Second Amendment to Agreement of Purchase and Sale (with Escrow Instructions) and Leaseback between the Company and The Price Group, LLC dated June 1,2004.

10.57(d)(12)	Third Amendment to Agreement of Purchase and Sale (with Escrow Instructions) and Leaseback between the Company and The Price Group, LLC dated July 12, 2004.

10.57(e)(12)	Fourth Amendment to Agreement of Purchase and Sale (with Escrow Instructions) and Leaseback between the Company and The Price Group, LLC dated August 31, 2004.

10.58(a)(35)	Promissory Note between The Price Group, LLC and the Company dated February 23, 2004 for $10.0 million.

10.58(b)(34)	Amendment to Promissory Note dated July 21, 2004.

10.59(a)(35)	Purchase Order Financing Agreement by and between The Price Group, LLC and the Company dated February 9, 2004.

10.59(b)(34)	Amendment to Purchase Order Financing Agreement dated July 21, 2004.

10.60(33)	Common Stock Purchase Agreement by and Among PriceSmart, Inc. and the Investors Listed on Exhibit A Attached thereto, dated as of October 22, 2003.

10.61(12)	Loan Agreement by and between The Price Group, LLC, and PriceSmart, Inc. dated August 31, 2004 for $25 million.

10.61(a)(12)	Promissory note between The Price Group, LLC, and PriceSmart, Inc. dated August 31, 2004 for $25 million.

10.62(a)(35)	Put Option Agreement by and between the Company and the Sol and Helen Price Trust dated December 15, 2003.

10.62(b)(12)	Amendment to Put Option Agreement between the Company and the Sol and Helen Price Trust dated August 31, 2004.

10.63(33)	Loan Agreement between Banco Bilboa Vizcaya Argentaria (Panama), S.A. and PriceSmart Panama, S.A. dated March 31, 2003 for $3.0 million. (English Translation)

10.64(33)	Loan Agreement between Citibank, NA Sucursal Guatemala and PriceSmart Guatemala, S.A. dated March 1, 2003 for 18,063,750 quetzales. (English translation)

10.65(40)	Promissory Note between The Price Group, LLC and the Company dated November 3, 2004 for $3 million.

10.66(41)	Warrant Purchase Agreement dated January 26, 2005 between the Company and the IFC.

10.67(41)	Common Stock Purchase Warrant dated January 26, 2005 issued by the Company to the IFC.

10.68(43)	Stock Purchase Agreement dated April 19, 2005 between the Company and The Price Group, LLC, the Sol and Helen Price Trust and the Robert and Allison Price Trust.

10.69(43)	Stipulation of Settlement dated May 12, 2005.

Exhibit Number	Description

21.1(12)	Subsidiaries of the Company.

23.1	Consent of Latham & Watkins LLP (Reference is made to Exhibit 5.1).**

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.*

24.1	Power of Attorney (included on the signature page hereto).**

*	Filed herewith.
**	Previously filed.
(1)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended August 31, 1997 filed with the Commission on November 26, 1997.
(2)	Incorporated by reference to the Current Report on Form 8-K filed with the Commission on January 24, 2002.
(3)	Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 10, 2003.
(4)	Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form 10 filed with the Commission on July 3, 1997.
(5)	Incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Registration Statement on Form S-4 of Price Enterprises, Inc. filed with the Commission on November 3, 1994.
(6)	Incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Price Enterprises, Inc. for the quarter ended June 8, 1997 filed with the Commission on July 17, 1997.
(7)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 1999 filed with the Commission on July 15, 1999.
(8)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended August 31, 2000 filed with the Commission on November 29, 2000.
(9)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended August 31, 2001 filed with the Commission on November 29, 2001.
(10)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended August 31, 2002 filed with the Commission on November 29, 2002.
(11)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2003 filed with the Commission on April 14, 2003.
(12)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended August 31, 2003 filed with the Commission on November 23, 2004.
(13)	Incorporated by reference to the Current Report on Form 8-K filed September 12, 1997 by Price Enterprises, Inc.
(14)	Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed with the Commission on August 1, 1997.
(15)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2000 filed with the Commission on April 11, 2000.
(16)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2002 filed with the Commission on July 15, 2002.
(17)	Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 1, 2003.
(18)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended August 31, 1998 filed with the Commission on November 25, 1998.
(19)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2001 filed with the Commission on April 16, 2001.
(20)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended August 31, 1999 filed with the Commission on November 29, 1999.
(21)	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 1999 filed with the Commission on April 14, 1999.
(22)	Incorporated by reference to the Current Report on Form 8-K filed with the Commission on September 5, 2003.

(23)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2000 filed with the Commission on July 17, 2000.
(24)	Incorporated by reference to Exhibit A to the definitive Proxy Statement dated December 7, 2001 for the Company’s 2002 Annual Meeting of Stockholders filed with the Commission on December 10, 2001.
(25)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2002 filed with the Commission on April 15, 2002.
(26)	Incorporated by reference to the Company’s Registration Statement on Form S-3 filed with the Commission on April 18, 2002.
(27)	Incorporated by reference to the Company’s Registration Statement on Form S-3 filed with the Commission on July 19, 2002.
(28)	Incorporated by reference to the Company’s Registration Statement on Form S-3 filed with the Commission on October 25, 2002.
(29)	Incorporated by reference to Exhibit A to the definitive Proxy Statement dated December 11, 2002 for the Company’s 2003 Annual Meeting of Stockholders filed with the Commission on December 11, 2002.
(30)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2003 filed with the Commission on July 15, 2003.
(31)	Incorporated by reference to the Current Report on Form 8-K filed with the Commission on September 5, 2003.
(32)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended August 31, 2003 filed with the Commission on December 16, 2003.
(33)	Incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended November 30, 2003 filed with the Commission on January 14, 2004.
(34)	Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 26, 2004.
(35)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2004 filed with the Commission on April 14, 2004.
(36)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2004 filed with the Commission on July 15, 2004.
(37)	Incorporated by reference to the Current Report on Form 8-K filed with the Commission on September 20, 2004.
(38)	Incorporated by reference to the Current Report on Form 8-K filed with the Commission on October 8, 2004.
(39)	Incorporated by reference to the Company’s Registration Statement on Form S-3 filed with the Commission on December 2, 2004.
(40)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2004 filed with the Commission on January 14, 2005.
(41)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Commission on January 28, 2005.
(42)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2005 filed with the Commission on April 14, 2005.
(43)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2005 filed with the Commission on June 15, 2005.

(b) Financial Statements and Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the Consolidated Financial Statements or notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, PriceSmart, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on July 29, 2005.

PriceSmart, Inc.

By:	/s/ ROBERT E. PRICE*
Robert E. Price
Interim Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT E. PRICE* Robert E. Price	Interim Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	July 29, 2005

/s/ JOHN M. HEFFNER John M. Heffner	Chief Financial Officer (Principal Financial and Accounting Officer)	July 29, 2005

/s/ MURRAY L. GALINSON* Murray L. Galinson	Director	July 29, 2005

/s/ KATHERINE L. HENSLEY* Katherine L. Hensley	Director	July 29, 2005

/s/ LEON C. JANKS* Leon C. Janks	Director	July 29, 2005

/s/ LAWRENCE B. KRAUSE* Lawrence B. Krause	Director	July 29, 2005

Angel Losada M.	Director	July , 2005

/s/ JACK MCGRORY* Jack McGrory	Director	July 29, 2005

/s/ EDGAR A. ZURCHER* Edgar A. Zurcher	Director	July 29, 2005

*By:	/s/ JOHN M. HEFFNER
Attorney-in-Fact

EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement on Form S-3 or are incorporated herein by reference.

Exhibit Number	Description
3.1(1)	Amended and Restated Certificate of Incorporation of the Company.

3.2(35)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company.

3.3(12)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company.

3.4(1)	Amended and Restated Bylaws of the Company.

3.5(36)	Amended and Restated Bylaws of the Company.

3.6(2)	Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated January 15, 2002.

3.7(3)	Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series B Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated July 8, 2003.

4.1(39)	Specimen of Common Stock certificate.

4.3(39)	Instructions for Use of PriceSmart, Inc. Common Stock Right Certificates.

5.1	Opinion of Latham & Watkins LLP.**

10.1(1)	1997 Stock Option Plan of PriceSmart, Inc.

10.2(4)	Agreement Concerning Transfer of Certain Assets dated as of November 1996 by and among Price Enterprises, Inc., Costco Companies, Inc. and certain of their respective subsidiaries.

10.3(a)(5)	Employment Agreement dated September 20, 1994 between Price Enterprises, Inc. and Robert M. Gans.

10.3(b)(6)	Third Amendment to Employment Agreement dated April 28, 1997 between Price Enterprises, Inc. and Robert M. Gans.

10.3(c)(1)	Fourth Amendment to Employment Agreement dated as of September 2, 1997 between the Company and Robert M. Gans.

10.3(d)(7)	Fifth Amendment to Employment Agreement dated as of March 31, 1999 between the Company and Robert M. Gans.

10.3(e)(8)	Sixth Amendment to Employment Agreement dated as of November 22, 1999 between the Company and Robert M. Gans.

10.3(f)(8)	Seventh Amendment to Employment Agreement dated as of July 18, 2000 between the Company and Robert M. Gans.

10.3(g)(9)	Eighth Amendment to Employment Agreement dated as of September 26, 2001 between the Company and Robert M. Gans.

10.3(h)(9)	Amendment of Employment Agreement dated as of October 16, 2001 between the Company and Robert M. Gans.

10.3(i)(10)	Ninth Amendment to Employment Agreement dated as of November 19, 2002 between the Company and Robert M. Gans.

10.3(j)(11)	Tenth Amendment to Employment Agreement dated as of January 22, 2003 between the Company and Robert M. Gans

10.3(k)(32)	Eleventh Amendment to Employment Agreement dated as of July 24, 2003 between the Company and Robert M. Gans.

Exhibit Number	Description

10.3(l)(40)	Twelfth Amendment to Employment Agreement dated as of September 24, 2004 between the Company and Robert M. Gans.

10.3(m)(42)	Thirteenth Amendment to Employment Agreement dated as of February 10, 2005 between the Company and Robert M. Gans.

10.4(13)	Tax Sharing Agreement dated as of August 26, 1997 between the Company and Price Enterprises, Inc.

10.5(14)	Form of Indemnity Agreement.

10.6(1)	Assignment and Assumption of Employment Agreement dated August 29, 1997 between the Company and Price Enterprises, Inc.

10.7(a)(17)	Severance Agreement and Release of Claims dated March 31, 2003 between PriceSmart, Inc. and Gilbert A. Partida.

10.7(b)(17)	Independent Contractor Agreement effective April 1, 2003 between PriceSmart, Inc. and Gilbert A. Partida.

10.8(a)(18)	Employment Agreement dated March 31, 1998 between the Company and Thomas D. Martin.

10.8(b)(7)	First Amendment to Employment Agreement between the Company and Thomas D. Martin, dated March 31, 1999.

10.8(c)(8)	Second Amendment of Employment Agreement between the Company and Thomas D. Martin, dated November 22, 1999.

10.8(d)(15)	Third Amendment of Employment Agreement between the Company and Thomas Martin dated January 11, 2000.

10.8(e)(19)	Fourth Amendment of Employment Agreement between the Company and Thomas Martin dated January 24, 2001.

10.8(f)(9)	Amendment of Employment Agreement between the Company and Thomas Martin dated October 16, 2001.

10.8(g)(16)	Fifth Amendment of Employment Agreement between the Company and Thomas Martin, dated January 16, 2002.

10.8(h)(32)	Sixth Amendment of Employment Agreement between the Company and Thomas Martin, dated January 22, 2003.

10.8(i)(36)	Seventh Amendment to Employment Agreement between the Company and Thomas Martin, dated March 15, 2004.

10.9(21)	1998 Equity Participation Plan of PriceSmart, Inc.

10.10(a)(22)	Severance Agreement and Release of Claims dated September 4, 2003 between PriceSmart, Inc. and Allan C. Youngberg.

10.10(b)(22)	Independent Contractor Agreement effective September 1, 2003 between PriceSmart, Inc. and Allan C. Youngberg.

10.11(11)	Severance Agreement and Release of Claims between the Company and Kevin C. Breen, dated March 3, 2003.

10.12(20)	Trademark Agreement between the Company and Associated Wholesale Grocers, Inc., dated August 1, 1999.

10.13(15)	Loan Agreement by and between CitiBank and PRICSMARLANDCO, S.A., Prismar de Costa Rica. S.A., PSMT Caribe, Inc., the Company, P.S.C., S.A., and Venture Services, Inc. dated October 12, 1999 for $5.9 million.

Exhibit Number	Description

10.14(15)	Loan agreement by and between CitiBank, N.A. and Imobiliaria PriceSmart, S.A. de C.V., PriceSmart El Salvador, S.A. de C.V., PSMT Caribe, Inc., the Company, P.S.C., S.A., and Venture Services, Inc. dated December 21, 1999 for $5.0 million.

10.15(a)(15)	Loan agreement by and between The Chase Manhattan Bank and the Company and PB Real Estate, S.A. dated December 20, 1999 for $11.3 million (in Spanish).

10.15(b)(15)	Loan agreement by and between The Chase Manhattan Bank and the Company and PB Real Estate, S.A. dated December 20, 1999 for $11.3 million (in English).

10.16(a)(15)	Line of Credit for 180 days between Banco Del Progresso, S.A. and PriceSmart Dominicana, S.A. dated December 23, 1999 for $2.0 million (in Spanish).

10.16(b)(15)	Line of Credit for 180 days between Banco Del Progresso and PriceSmart Dominicana, S.A. dated December 23, 1999 for $2.0 million (in English).

10.17(15)	Loan agreement by and between CitiBank, N.A. and Inmobiliaria PriceSmart Honduras dated February 25, 2000 for $3.5 million.

10.18(15)	Loan Agreement by and between Banco Bilbao Vizcaya, S.A. and PRICSMARLANDCO, S.A. dated May 27, 1999 for $3.75 million.

10.19(23)	Promissory Note with Banco Bilbao Vizcaya, S.A. and Inmobiliaria PriceSmart S.A. DE C.V. (El Salvador) dated April 26, 2000 for $3.75 million.

10.20(a)(8)	Registration Rights Agreement dated as of June 5, 2000 by and among the Company and the Shareholders of PSC, S.A.

10.21(8)	Promissory Note between the Company and John Hildebrandt, dated April 18, 2000.

10.22(8)	Loan agreement by and between Royal Merchant Bank and Finance Company Limited and PSMT Trinidad/Tobago Limited dated June 21, 2000 for $3.5 million.

10.23(19)	Master Agreement between the Company and Payless ShoeSource Holdings, Ltd., dated November 27, 2000.

10.24(a)(19)	Licensee Agreement – PRC Technology License Agreement, as amended, between the Company and Novont Holdings Co., LTD. and Novont Inc., dba Timetone International Group and Cheng Cheng Import Export Co., Ltd., dated February 28, 2001.

10.24(b)(10)	Supplemental Agreement to the PRC Technology License Agreement (Amended), dated June 2001.

10.25(19)	Loan Agreement among the Company, PSMT Caribe, Inc., PSMT Trinidad/Tobago Limited, and International Finance Corporation, dated January 26, 2001 for $22.0 million.

10.26(19)	Loan Agreement among the Company, PSMT Caribe, Inc., PSMT Trinidad/Tobago Limited, and International Finance Corporation, dated January 26, 2001 for $10.0 million.

10.26(a)(37)	Amended and Restated C Loan Agreement among the Company, PSMT Caribe, PSMT Trinidad and the IFC, dated September 15, 2004.

10.26(b)(37)	Amendment No. 2 to the IFC Loan Agreement among the Company, PSMT Caribe, Inc., PSMT Trinidad and the IFC, dated September 15, 2004.

10.27(19)	Escrow Account Agreement among the Company, International Finance Corporation and The Bank of New York, dated January 26, 2001 for $7.5 million.

10.28(9)	Loan Agreement among the Company, PSMT Caribe, Inc., Prismar de Costa Rica, S.A., Pricsmarlandco, S.A. and Overseas Private Investment Corporation, dated August 17, 2001 for $5 million.

Exhibit Number	Description

10.29(a)(16)	Employment Agreement between the Company and William Naylon, dated January 16, 2002.

10.29(b)(11)	First Amendment of Employment Agreement between the Company and William J. Naylon, dated January 22, 2003.

10.29(c)(35)	Second Amendment to Employment Agreement between the Company and William Naylon, dated February 1, 2004.

10.29(d)(42)	Third Amendment to Employment Agreement dated as of February 16, 2005 by and between the Company and William Naylon.

10.30(a)(9)	Employment Agreement between the Company and John D. Hildebrandt, dated as of June 1, 2001.

10.30(b)(9)	Amendment to Employment Agreement between the Company and John Hildebrandt, dated as of October 16, 2001.

10.30(c)(16)	First Amendment of Employment Agreement between the Company and John Hildebrandt, dated January 16, 2002.

10.30(d)(32)	Second Amendment of Employment Agreement between the Company and John Hildebrandt, dated January 22, 2003.

10.30(e)(36)	Third Amendment to Employment Agreement between the Company and John Hildebrandt, dated March 15, 2004.

10.30(f)(43)	Fourth Amendment to Employment Agreement dated March 9, 2005 between the Company and John Hildebrandt.

10.31(9)	Loan Agreement between Metropolitan Bank and Trust Company and PSMT Philippines Inc., dated September 14, 2001, for 250 million pesos.

10.32(9)	DSR Agreement among the Company, The Bank of New York, and Overseas Private Investment Corporation, dated August 17, 2001.

10.33(24)	2001 Equity Participation Plan of PriceSmart, Inc.

10.34(a)(2)	Shareholders’ Agreement for PSMT Mexico, S.A. de C.V. dated as of January 15, 2002 between the Company and Grupo Gigante, S.A. de C.V.

10.34(b)(35)	First Amendment to Shareholders’ Agreement between the Company and Grupo Gigante, S.A. de C.V. dated January 31, 2002.

10.34(c)(35)	Second Amendment to Shareholders’ Agreement between the Company Grupo Gigante, S.A. de C.V. dated November 7, 2003.

10.35(2)	Series A Preferred Stock and Warrant Purchase Agreement dated as of January 15, 2002 between the Company and Grupo Gigante, S.A. de C.V.

10.36(2)	Series A Preferred Stock Purchase Agreement dated as of January 18, 2002 between the Company and the Investors Listed on Exhibit A Thereto.

10.37(25)	Loan agreement by and between Banco Bilbao Vizcaya, S.A. and PRICMARLANCO, S.A. (Costa Rica) dated January 10, 2002 for $3.75 million.

10.38(26)	Common Stock Purchase Agreement dated as of April 12, 2002 between the Company and International Finance Corporation.

10.39(27)	Stock Purchase Agreement dated as of June 24, 2002 among the Company, Green Hill Investments, Inc. and PSMT (Barbados) Inc.

10.40(27)	Stock Purchase Agreement dated as of June 24, 2002 between the Company and Chancellor Holdings Limited.

Exhibit Number	Description

10.41(27)	Stock Purchase Agreement dated as of June 24, 2002 among the Company, Island Food and Distributors, N.V., and Nithyananda Ent., Ltd.

10.42(28)	Common Stock Purchase Agreement dated as of August 9, 2002 between the Company and PSC, S.A.

10.43(a)(10)	Employment Agreement dated as of January 11, 2000 between the Company and Edward Oats.

10.43(b)(10)	First Amendment to Employment Agreement between the Company and Edward Oats, dated January 24, 2001.

10.43(c)(10)	Amendment to Employment Agreement between the Company and Edward Oats, dated October 16, 2001.

10.43(d)(10)	Second Amendment to Employment Agreement between the Company and Edward Oats, dated January 16, 2002.

10.43(e)(32)	Third Amendment to Employment Agreement between the Company and Edward Oats, dated November 19, 2002.

10.43(f)(32)	Fourth Amendment to Employment Agreement between the Company and Edward Oats, dated January 22, 2003.

10.43(g)(36)	Fifth Amendment to Employment Agreement between the Company and Edward Oats, dated March 15, 2004.

10.43(g)(43)	Sixth Amendment to Employment Agreement dated March 9, 2005 between the Company and Edward Oats.

10.44(a)(10)	Employment Agreement dated as of January 11, 2000 between the Company and Brud Drachman.

10.44(b)(10)	First Amendment to Employment Agreement between the Company and Brud Drachman, dated January 24, 2001.

10.44(c)(10)	Second Amendment to Employment Agreement between the Company and Brud Drachman, dated June 1, 2001.

10.44(d)(10)	Amendment to Employment Agreement between the Company and Brud Drachman, dated October 16, 2001.

10.44(e)(10)	Third Amendment to Employment Agreement between the Company and Brud Drachman, dated January 16, 2002.

10.44(f)(32)	Fourth Amendment to Employment Agreement between the Company and Brud Drachman, dated November 19, 2002.

10.44(g)(32)	Fifth Amendment to Employment Agreement between the Company and Brud Drachman, dated January 22, 2003.

10.44(h)(36)	Sixth Amendment to Employment Agreement between the Company and Brud Drachman, dated March 15, 2004.

10.44(h)(43)	Seventh Amendment to Employment Agreement dated March 9, 2005 between the Company and Brud Drachman.

10.45(10)	Loan Agreement between the International Finance Corporation and PSMT Philippines, Inc. dated June 27, 2002 for $12.5 million.

10.46(29)	2002 Equity Participation Plan of PriceSmart, Inc.

10.47(11)	Loan Agreement between Banco de Oro and PSMT Philippines, Inc. dated September 12, 2002 for $5.5 million.

10.47(a)(11)	Promissory Note between Banco de Oro and PSMT Philippines, Inc. dated December 20, 2002 for $2.5 million.

Exhibit Number	Description

10.47(b)(11)	Promissory Note between Banco de Oro and PSMT Philippines, Inc. dated December 27, 2002 for $1.2 million.

10.48(30)	Loan Agreement between RBTT Bank Jamaica Limited and PriceSmart Jamaica Limited / PriceSmart, Inc. dated March 27, 2003 for $3.0 million.

10.49(32)	Loan Agreement between Metropolitan Bank and Trust Company and PSMT Philippines, Inc. dated July 1, 2003 for 66 million pesos.

10.50(32)	Credit Contract Warranted with Mortgage granted by Banco de la Produccion, S.A. and Inmobiliaria PSMT Nicaragua, S.A. dated May 20, 2003 for $3.0 million. (English translation)

10.51(32)	Credit Contract Guarantee with Mortgage and Bond granted by Banco de la Produccion, S.A. and Inmobiliaria PSMT Nicaragua, S.A. dated July 25, 2003 for $1.0 million. (English translation)

10.52(38)	Common Stock Purchase Agreement by and among the Company and the Investors named therein, dated as of October 4, 2004.

10.53(38)	Stockholder Voting Agreement by and among the Company and the Investors named therein, dated as of October 4, 2004.

10.54(a)(38)	Employment Agreement by and between the Company and Jose Luis Laparte, dated as of June 3, 2004.

10.54(b)(38)	First Amendment to Employment Agreement by and between the Company and Jose Luis Laparte, dated as of August 2, 2004.

10.55(37)	Letter of Understanding among The Price Group, the Company, PSMT Caribe, PSMT Trinidad, PSMT Philippines and the IFC, dated September 15, 2004.

10.56(37)	Assignment and Assumption Agreement between the Company and the IFC, dated September 15, 2004.

10.57(a)(36)	Agreement of Purchase and Sale (with Escrow Instructions) and Leaseback between the Company and The Price Group, LLC dated May 6, 2004.

10.57(b)(36)	Amendment to Agreement of Purchase and Sale (with Escrow Instructions) and Leaseback between the Company and The Price Group, LLC dated May 20, 2004.

10.57(c)(12)	Second Amendment to Agreement of Purchase and Sale (with Escrow Instructions) and Leaseback between the Company and The Price Group, LLC dated June 1,2004.

10.57(d)(12)	Third Amendment to Agreement of Purchase and Sale (with Escrow Instructions) and Leaseback between the Company and The Price Group, LLC dated July 12, 2004.

10.57(e)(12)	Fourth Amendment to Agreement of Purchase and Sale (with Escrow Instructions) and Leaseback between the Company and The Price Group, LLC dated August 31, 2004.

10.58(a)(35)	Promissory Note between The Price Group, LLC and the Company dated February 23, 2004 for $10.0 million.

10.58(b)(34)	Amendment to Promissory Note dated July 21, 2004.

10.59(a)(35)	Purchase Order Financing Agreement by and between The Price Group, LLC and the Company dated February 9, 2004.

10.59(b)(34)	Amendment to Purchase Order Financing Agreement dated July 21, 2004.

10.60(33)	Common Stock Purchase Agreement by and Among PriceSmart, Inc. and the Investors Listed on Exhibit A Attached thereto, dated as of October 22, 2003.

10.61(12)	Loan Agreement by and between The Price Group, LLC, and PriceSmart, Inc. dated August 31, 2004 for $25 million.

Exhibit Number	Description

10.61(a)(12)	Promissory note between The Price Group, LLC, and PriceSmart, Inc. dated August 31, 2004 for $25 million.

10.62(a)(35)	Put Option Agreement by and between the Company and the Sol and Helen Price Trust dated December 15, 2003.

10.62(b)(12)	Amendment to Put Option Agreement between the Company and the Sol and Helen Price Trust dated August 31, 2004.

10.63(33)	Loan Agreement between Banco Bilboa Vizcaya Argentaria (Panama), S.A. and PriceSmart Panama, S.A. dated March 31, 2003 for $3.0 million. (English Translation)

10.64(33)	Loan Agreement between Citibank, NA Sucursal Guatemala and PriceSmart Guatemala, S.A. dated March 1, 2003 for 18,063,750 quetzales. (English translation)

10.65(40)	Promissory Note between The Price Group, LLC and the Company dated November 3, 2004 for $3 million.

10.66(41)	Warrant Purchase Agreement dated January 26, 2005 between the Company and the IFC.

10.67(41)	Common Stock Purchase Warrant dated January 26, 2005 issued by the Company to the IFC.

10.68(43)	Stock Purchase Agreement dated April 19, 2005 between the Company and The Price Group, LLC, the Sol and Helen Price Trust and the Robert and Allison Price Trust.

10.69(43)	Stipulation of Settlement dated May 12, 2005.

21.1(12)	Subsidiaries of the Company.

23.1	Consent of Latham & Watkins LLP (Reference is made to Exhibit 5.1).**

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.*

24.1	Power of Attorney (included on the signature page hereto).**

*	Filed herewith.
**	Previously filed.
(1)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended August 31, 1997 filed with the Commission on November 26, 1997.
(2)	Incorporated by reference to the Current Report on Form 8-K filed with the Commission on January 24, 2002.
(3)	Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 10, 2003.
(4)	Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form 10 filed with the Commission on July 3, 1997.
(5)	Incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Registration Statement on Form S-4 of Price Enterprises, Inc. filed with the Commission on November 3, 1994.
(6)	Incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Price Enterprises, Inc. for the quarter ended June 8, 1997 filed with the Commission on July 17, 1997.
(7)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 1999 filed with the Commission on July 15, 1999.
(8)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended August 31, 2000 filed with the Commission on November 29, 2000.
(9)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended August 31, 2001 filed with the Commission on November 29, 2001.
(10)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended August 31, 2002 filed with the Commission on November 29, 2002.
(11)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2003 filed with the Commission on April 14, 2003.

(12)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended August 31, 2003 filed with the Commission on November 23, 2004.
(13)	Incorporated by reference to the Current Report on Form 8-K filed September 12, 1997 by Price Enterprises, Inc.
(14)	Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed with the Commission on August 1, 1997.
(15)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2000 filed with the Commission on April 11, 2000.
(16)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2002 filed with the Commission on July 15, 2002.
(17)	Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 1, 2003.
(18)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended August 31, 1998 filed with the Commission on November 25, 1998.
(19)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2001 filed with the Commission on April 16, 2001.
(20)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended August 31, 1999 filed with the Commission on November 29, 1999.
(21)	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 1999 filed with the Commission on April 14, 1999.
(22)	Incorporated by reference to the Current Report on Form 8-K filed with the Commission on September 5, 2003.
(23)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2000 filed with the Commission on July 17, 2000.
(24)	Incorporated by reference to Exhibit A to the definitive Proxy Statement dated December 7, 2001 for the Company’s 2002 Annual Meeting of Stockholders filed with the Commission on December 10, 2001.
(25)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2002 filed with the Commission on April 15, 2002.
(26)	Incorporated by reference to the Company’s Registration Statement on Form S-3 filed with the Commission on April 18, 2002.
(27)	Incorporated by reference to the Company’s Registration Statement on Form S-3 filed with the Commission on July 19, 2002.
(28)	Incorporated by reference to the Company’s Registration Statement on Form S-3 filed with the Commission on October 25, 2002.
(29)	Incorporated by reference to Exhibit A to the definitive Proxy Statement dated December 11, 2002 for the Company’s 2003 Annual Meeting of Stockholders filed with the Commission on December 11, 2002.
(30)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2003 filed with the Commission on July 15, 2003.
(31)	Incorporated by reference to the Current Report on Form 8-K filed with the Commission on September 5, 2003.
(32)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended August 31, 2003 filed with the Commission on December 16, 2003.
(33)	Incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended November 30, 2003 filed with the Commission on January 14, 2004.
(34)	Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 26, 2004.
(35)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2004 filed with the Commission on April 14, 2004.
(36)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2004 filed with the Commission on July 15, 2004.
(37)	Incorporated by reference to the Current Report on Form 8-K filed with the Commission on September 20, 2004.
(38)	Incorporated by reference to the Current Report on Form 8-K filed with the Commission on October 8, 2004.
(39)	Incorporated by reference to the Company’s Registration Statement a Form S-3 filed with the Commission on December 2, 2004.

(40)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2004 filed with the Commission on January 14, 2005.
(41)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Commission on January 28, 2005.
(42)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2005 filed with the Commission on April 14, 2005.
(43)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2005 filed with the Commission on June 15, 2005.

(b) Financial Statements and Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the Consolidated Financial Statements or notes thereto.